Exhibit 99.1

These materials are important and require immediate attention. They require the shareholders of Cardiome Pharma Corp. (“Cardiome”) to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal, tax or other professional advisors. If you are a holder of Cardiome shares and have any questions or require more information with regard to voting your Cardiome shares, please contact: (a) Investor Relations, Cardiome either (i) by toll-free telephone in North America at 1-800-330-9928 or call collect outside North America at 1-604-677-6905, or (ii) by email at ir@cardiome.com; or (b) Cardiome’s transfer agent, Computershare Investor Services Inc., either by toll-free telephone in North America at 1-800-564-6253 or call collect outside North America at 1-514-982-7555.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR

TO BE HELD ON MAY 9, 2018

DATED APRIL 6, 2018

The Directors of Cardiome Pharma Corp. unanimously recommend that Shareholders vote FOR the Arrangement Resolution

April 6, 2018

Dear Shareholders of Cardiome Pharma Corp.:

The directors of Cardiome Pharma Corp. (“Cardiome” or the “Company”) invite you to attend the annual and special meeting (the “Meeting”) of the shareholders of Cardiome (the “Cardiome Shareholders”). The Meeting will be held at the 6th Floor Boardroom, 1441 Creekside Drive, Vancouver, British Columbia, Canada on May 9, 2018 at 9:30 a.m. (Vancouver time).

At the Meeting, Cardiome Shareholders will be asked to, among other things, pass a special resolution approving a statutory arrangement. On March 19, 2018, Cardiome and Cipher Pharmaceuticals Inc. (“Cipher”) announced their entry into a definitive agreement (the “Arrangement Agreement”) pursuant to which Cipher has agreed to acquire the Canadian business portfolio of Cardiome, following a planned corporate restructuring of Cardiome by way of a statutory plan of arrangement (the “Arrangement”). The Arrangement involves, among other things, the distribution of common shares (each, a “New Correvio Share”) of Correvio Pharma Corp. (“New Correvio”), being an entity recently incorporated by the Company, to Cardiome Shareholders such that on the effective date of the Arrangement, each Cardiome Shareholder will hold one New Correvio Share for each common share of Cardiome (“Cardiome Share”) currently held, as may be adjusted by the Board of Directors of Cardiome (the “Cardiome Board”), and Cipher will own all of the issued and outstanding Cardiome Shares. New Correvio will have acquired and will hold all of Cardiome’s pre-transaction assets, other than the Canadian business portfolio being acquired by Cipher under the Arrangement. As a shareholder of New Correvio, upon completion of the Arrangement, you will continue to hold the same percentage interest in New Correvio as you held in Cardiome immediately prior to the effective time of the Arrangement. As the Arrangement is subject to, among other things, approval by holders of 66 2/3% of the issued and outstanding shares of Cardiome, we are writing to outline the value, opportunity and upside that this transaction delivers to shareholders, and the reasons why the Cardiome Board and management are so enthusiastic about this transaction.

In brief, we believe this is an excellent outcome for Cardiome Shareholders and a milestone transaction for Cardiome. Cardiome has worked hard to bring the Company to where it is today. Now the Company can benefit from, among other things, focusing internal resources on its growing European direct sales business and rest of world commercial initiatives, important upfront and non-dilutive cash consideration under the Arrangement, and added financial flexibility to execute new strategic transactions, while Cardiome Shareholders benefit from participating in a better-capitalized company.

The accompanying Management Information Circular (the “Circular”) provides a summary of the terms and conditions regarding the Arrangement, as well as voting instructions, and we encourage you to read it carefully. The Cardiome Board unanimously supports this transaction and urges Cardiome Shareholders to vote their shares in favour. Subject to certain customary conditions, we expect to complete the transaction on or about May 14, 2018.

Accordingly, we urge you to vote the proxy in support of this transaction.

The Arrangement

We believe this transaction with Cipher is an excellent outcome for Cardiome. The proposed Arrangement positions Cardiome Shareholders to benefit from the development and long-term opportunity of the Company by, among other things: providing important upfront and non-dilutive consideration of Cdn$25.5 million; enabling Cardiome to focus internal resources on its growing European direct sales business and rest of world commercial initiatives; providing added financial flexibility to execute new strategic transactions and/or add new Europe-focused growth products; reducing cash burn; and establishing a long-term collaboration with a top-tier Canadian pharmaceutical company that is expected to result in additional product licenses between the two companies.

At the Meeting you will be asked to consider and vote upon the Arrangement upon completion of which Cardiome Shareholders will receive, for each Cardiome Share held, one New Correvio Share (subject to any adjustment of the Exchange Ratio (as defined in the Circular)). New Correvio will receive cash consideration of Cdn$25.5 million, in aggregate, from Cipher in payment for the purchase of all of the issued and outstanding Cardiome Shares, subject to any adjustment in accordance with the Arrangement Agreement.

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Each option to purchase Cardiome Shares (a “Cardiome Option”) outstanding immediately prior to the effective time of the Arrangement (the “Effective Time”), will be deemed to be exchanged for an option (a “New Correvio Replacement Option”) to purchase the number of New Correvio Shares equal to the number of Cardiome Shares subject to the Cardiome Option immediately prior to the Effective Time (subject to any adjustment of the Exchange Ratio).

Each Cardiome warrant (a “Cardiome Warrant”) outstanding immediately prior to the Effective Time will be exercisable for the number of New Correvio Shares equal to the number of Cardiome Shares that the Cardiome warrant holder (the “Cardiome Warrantholder”) would have been entitled to receive if the Cardiome Warrant had been exercised immediately prior to the Effective Time.

Each Cardiome restricted share unit (a “Cardiome RSU”) outstanding immediately prior to the Effective Time will be redeemed on the effective date of the Arrangement (the “Effective Date”) for a cash payment of an amount equal to the fair market value, as determined by the Board of Directors of New Correvio (the “New Correvio Board”), at the Effective Time of each Cardiome RSU held, less any applicable withholdings.

Each Cardiome phantom share unit (a “Cardiome PSU”) outstanding immediately prior to the Effective Time will be redeemed on the Effective Date for a cash payment of an amount equal to the fair market value, as determined by the New Correvio Board, at the Effective Time of each Cardiome PSU held, less any applicable withholdings.

Shareholder Approval

In order to become effective, the Arrangement must be approved by a special resolution passed by at least two-thirds of the votes cast by Cardiome Shareholders at the Meeting present in person or represented by proxy voting as a single class. Completion of the Arrangement is also subject to receipt of certain required regulatory approvals, including the approval of the Toronto Stock Exchange (the “TSX”), the Nasdaq Capital Market (the “Nasdaq”) and the Supreme Court of British Columbia (the “Court”), and other customary closing conditions, all of which are described in more detail in the attached Circular.

All of the directors and senior officers of Cardiome have entered into agreements with Cipher to vote their Cardiome Shares (including any Cardiome Shares issued upon the exercise or vesting of any Cardiome Options, Cardiome RSUs or Cardiome PSUs prior to the Record Date (as defined in the Circular) that continue to be held as of the Record Date) in favour of the Arrangement, provided that the Arrangement Agreement has not been terminated by either Cardiome or Cipher in accordance with its terms.

The Cardiome Board has received the opinion of Evans & Evans, Inc. (“Evans & Evans”) as to the fairness, from a financial point of view, of the Arrangement to holders of Cardiome Shares, Cardiome Options and Cardiome Warrants, delivered on March 15, 2018, the text of which is attached as Appendix “C” to the Circular, and has unanimously, after receiving legal and financial advice and the unanimous recommendation of the special committee of the Cardiome Board (the “Cardiome Special Committee”), determined that the planned corporate restructuring pursuant to the Arrangement is fair to such holders and that the Arrangement is in the best interests of Cardiome and the Cardiome Shareholders and unanimously recommends that the Cardiome Shareholders vote in favour of the Arrangement Resolution. Accordingly, the Cardiome Board unanimously recommends that the Cardiome Shareholders vote FOR the Arrangement.

As at the date of the Arrangement Agreement, each of the directors and executive officers of Cardiome and their respective associated entities beneficially owned, or exercised control or direction over, less than 1% of the issued and outstanding Cardiome Shares, other than Dr. William Hunter (President and Chief Executive Officer), who held 2.35% of the outstanding Cardiome Shares as at that date. In accordance with the provisions of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), the independent directors of Cardiome, being all of the directors other than Dr. Hunter, have considered whether Dr. Hunter will receive a “collateral benefit” as a consequence of the Arrangement. The independent directors determined that the value of any benefit, net of any offsetting costs, to be received by Dr. Hunter is less than 5% of the total value of the consideration he expects to be entitled to receive under the Arrangement and, therefore, Dr. Hunter will not receive a “collateral benefit” as a consequence of the Arrangement. Accordingly, the Arrangement is not a “business combination” within the meaning of MI 61-101 and is therefore not subject to the minority approval and formal valuation requirements of MI 61-101.

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Voting

Your vote is important regardless of the number of Cardiome Shares you own.

If you are not registered as the holder of your Cardiome Shares but hold your shares through a broker or other intermediary, you should follow the instructions provided by your broker or other intermediary to vote your Cardiome Shares. See the section in the accompanying Circular entitled “General Proxy Information — Non- Registered Holders” for further information on how to vote your Cardiome Shares.

If you are a Registered Cardiome Shareholder (as defined in the Circular), please vote by completing the enclosed form of proxy. You should specify your choice by marking the box on the enclosed form of proxy and by dating, signing and returning your proxy in the enclosed return envelope addressed to Computershare Investor Services Inc., 100 University Ave., 8th Floor, Toronto, Ontario M5J 2Y1, Attention: Proxy Department, or fax to 1-866-249-7775 (toll-free) as soon as possible but at least forty-eight hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting. Voting by proxy will not prevent you from voting in person if you attend the Meeting and revoke your proxy, but will ensure that your vote will be counted if you are unable to attend. The time limit for deposit of proxies may be waived or extended by the Chairperson of the Meeting at his or her discretion, without notice.

The attached Notice of Annual and Special Meeting and Circular contain a detailed description of the Arrangement and include certain other information to assist you in considering the matters to be voted upon. You are urged to carefully consider all of the information in the accompanying Circular including the documents incorporated by reference therein. If you require assistance, you should consult your financial, legal, or other professional advisors.

* * * * *

While certain matters, such as the timing of the receipt of Court approval, are beyond the control of Cardiome, if the Cardiome Shareholders approve the resolution approving the Arrangement at the Meeting, it is anticipated that the Arrangement will be completed and become effective on or about May 14, 2018.

Shareholder Questions

If you have any questions or need assistance, please contact Cardiome or the transfer agent, Computershare Investor Services Inc., as follows:

Mail:	Cardiome Pharma Corp.	Mail:	Computershare Investor Services Inc.
	6th Floor, 1441 Creekside Drive		8th Floor, 100 University Avenue
	Vancouver, British Columbia		Toronto, Ontario
	Canada, V6J 4S7		Canada, M5J 2Y1
	Attention: Investor Relations		Attention: Proxy Department

Telephone:	1-800-330-9928 (toll-free)	Telephone:	1-800-564-6253 (toll-free)
	(604) 677-6905		1-514-982-7555

Fax:	(604) 677-6915	Fax:	1-866-249-7775 (toll-free)

Email:	ir@cardiome.com

On behalf of Cardiome, our management team and the Cardiome Board, I would like to thank all Cardiome Shareholders for their continuing support, and urge you to vote in favour of this milestone transaction.

Sincerely,

“William Hunter”

William Hunter
President, CEO and Director

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FREQUENTLY ASKED QUESTIONS ABOUT THE ARRANGEMENT AND THE MEETING

The following are some questions that you, as a Cardiome Shareholder, may have relating to the Meeting and answers to those questions. These questions and answers do not provide all of the information relating to the Meeting or the matters to be considered at the Meeting and are qualified in their entirety by the more detailed information contained elsewhere in this Circular. You are urged to read this Circular in its entirety before making a decision related to your Cardiome Shares. All capitalized terms used herein have the meanings ascribed to them in the “Glossary of Terms” of the Circular.

Q:	What am I voting on?

A:	You are being asked to consider and, if deemed advisable, vote FOR the resolution approving the Arrangement among Cardiome, Cipher and New Correvio (the “Arrangement Resolution”), which provides for, among other things, the acquisition by Cipher of the Canadian business portfolio of Cardiome, following a restructuring of Cardiome whereby New Correvio will acquire and hold all of the pre- transaction assets of Cardiome, other than the Canadian business portfolio being acquired by Cipher. Pursuant to the Arrangement, Cardiome Shareholders will receive common shares, on a one-for-one ratio, as may be adjusted by the Cardiome Board (the “Exchange Ratio”), of New Correvio. Subject to the approval of the Arrangement Resolution, Cardiome Shareholders will also be voting on the approval of the New Correvio Stock Option Plan, which will establish a stock option plan for New Correvio that is substantially similar to the plan currently in place at Cardiome, and the New Correvio RSU Plan, which will establish a restricted share unit plan for New Correvio that is substantially similar to the plan currently in place at Cardiome.

The Meeting is also an annual meeting, and therefore, Cardiome Shareholders will receive the audited financial statements for the financial year ended December 31, 2017 and will be asked to vote on the election of directors and the appointment of Cardiome’s auditors for the ensuing year. You also are being asked to approve the transaction of any other business that may properly come before the Meeting or any adjournments or postponements thereof. Further descriptions of the matters covered by each of these resolutions are contained in the sections entitled “Business of the Meeting – Election of Directors”, “Business of the Meeting – Appointment and Remuneration of Auditors”, “The Arrangement”, “Particulars of Other Matters to be Acted Upon – Approval of New Correvio Stock Option Plan” and “Particulars of Other Matters to be Acted Upon – Approval of New Correvio RSU Plan”.

Q:	When and where is the Meeting?

A:	The Meeting will take place May 9, 2018 at 9:30 a.m. (Vancouver time), at the 6th Floor, 1441 Creekside Drive, Vancouver, British Columbia, V6J 4S7.

Q:	Who is soliciting my proxy?

A:	Your proxy is being solicited by management of Cardiome. This Circular is furnished in connection with that solicitation. The solicitation of proxies for the Meeting will be made primarily by mail, and may be supplemented by telephone.

Q:	Who can attend and vote at the Meeting and what is the quorum for the Meeting?

A:	Only Cardiome Shareholders of record as of the close of business on April 2, 2018, the record date for the Meeting, are entitled to receive notice of and to attend, and vote at, the Meeting or any adjournment(s) or postponement(s) of the Meeting.

A quorum for the transaction of business at the Meeting will be Cardiome Shareholders, proxyholders representing Cardiome Shareholders or duly authorized representatives of corporate Cardiome Shareholders, who are personally present and representing not less than 20% of the issued Cardiome Shares.

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Q:	How many Cardiome Securities are entitled to vote?

A:	As of April 2, 2018, there were 34,868,962 Cardiome Shares outstanding and entitled to vote at the Meeting. You are entitled to one vote for each Cardiome Share that you own.

Q:	What will I receive in the Arrangement?

A:	If the Arrangement is completed, Cardiome Shareholders will be entitled to receive one New Correvio Share for every one outstanding Cardiome Share held, subject to any adjustment of the Exchange Ratio.

Each Cardiome Option outstanding prior to the Effective Time will be deemed to be assigned and transferred by such holder to Cardiome in exchange for one New Correvio Replacement Option to purchase the number of New Correvio Shares equal to the number of Cardiome Shares subject to the Cardiome Option immediately prior to the Effective Time, subject to any adjustment of the Exchange Ratio. Each New Correvio Option will have an exercise price equal to the exercise price of the Cardiome Option, subject to any adjustment of the Exchange Ratio.

Each Cardiome RSU outstanding immediately prior to the Effective Time will be redeemed on the Effective Date for a cash payment of an amount equal to the fair market value, as determined by the Board of Directors of New Correvio (the “New Correvio Board”), at the Effective Time of each Cardiome RSU held, less applicable withholdings.

Each Cardiome PSU outstanding immediately prior to the Effective Time will be redeemed on the Effective Date for a cash payment of an amount equal to the fair market value, as determined by the New Correvio Board, at the Effective Time of each Cardiome PSU held, less applicable withholdings.

Each Cardiome Warrant outstanding immediately prior to the Effective Time will be exercisable for the number of New Correvio Shares equal to the number of Cardiome Shares that the Cardiome Warrantholder would have been entitled to receive if the Cardiome Warrant had been exercised immediately prior to the Effective Time, subject to any adjustment of the Exchange Ratio.

Q:	What vote is required at the Meeting to approve the Arrangement Resolution?

A:	In order to become effective, the Arrangement must be approved by a special resolution passed by at least two-thirds of the votes cast by Cardiome Shareholders at the Meeting present in person or represented by proxy voting as a single class. Completion of the Arrangement is also subject to receipt of certain required regulatory approvals, including the approval of the TSX, Nasdaq and the Court, and other customary closing conditions, all of which are described in more detail in the attached Circular.

Q:	What if I return my proxy but do not mark it to show how I wish to vote?

A:	If your proxy is signed and dated and returned without specifying your choice or is returned specifying both choices, your Cardiome Shares will be voted FOR the Arrangement Resolution in accordance with the recommendation of the Cardiome Board.

Q:	When is the cut-off time for delivery of proxies?

A:	Proxies must be delivered by mail to Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, Attention: Proxy Department, or fax to 1-866-249-7775 (toll-free), not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment or postponement thereof. Therefore, assuming no adjournment or postponement, the proxy- cut off time is 9:30 a.m. (Vancouver time) May 7, 2018. The time limit for deposit of proxies may be waived or extended by the Chairperson of the Meeting at his or her discretion, without notice.

Q:	Can I change my vote after I have submitted a signed proxy?

A:	Yes. If you want to revoke your proxy after you have delivered it, you can do so at any time before the proxy cut-off time. You may do this by (a) attending the Meeting and voting in person if you were a Registered Cardiome Shareholder at the Record Date, (b) signing a proxy bearing a later date, or (c) in any other manner permitted by law.

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Your proxy will only be revoked if a revocation is received up to and including the last Business Day preceding the day of the Meeting, or delivered to the person presiding at the Meeting before it commences. If you revoke your proxy and do not replace it with another that is deposited with us before the deadline, you can still vote your shares, but to do so you must attend the Meeting in person.

Non-Registered Cardiome Shareholders should follow instructions provided to them by their intermediary to change their vote.

Q:	What are the recommendations of the directors?

A:	After taking into consideration, among other things, the Fairness Opinion and the unanimous recommendation of the Cardiome Special Committee, the Cardiome Board has determined that the planned restructuring of Cardiome pursuant to the Arrangement is fair to Cardiome Shareholders and that the Arrangement is in the best interests of Cardiome and unanimously recommends that Cardiome Shareholders vote FOR the Arrangement Resolution to approve the Arrangement.

Q:	Why are the directors making this recommendation?

A:	In reaching their conclusion that the Arrangement is in the best interests of Cardiome, the directors considered and relied upon a number of factors, including those described under the headings “The Arrangement – Reasons for the Arrangement” and “The Arrangement – Fairness Opinion” in this Circular.

Q:	In addition to the approval of Cardiome Shareholders, are there any other approvals required for the Arrangement?

A:	Yes, the Arrangement requires the approval of the Court and also is subject to the receipt of certain third party consents and regulatory approvals, including the approval of the TSX and Nasdaq. See “The Arrangement – Court Approval of the Arrangement” and “The Arrangement – Regulatory Approvals” in this Circular.

Q:	Will the Cardiome Shares continue to be listed on the TSX and Nasdaq after the Arrangement?

A:	No. It is expected that the Cardiome Shares will be de-listed from the TSX and Nasdaq when the Arrangement is completed. Following completion of the Arrangement, former Cardiome Shareholders will hold New Correvio Shares. The TSX has conditionally approved the listing of the New Correvio Shares in substitution for the Cardiome Shares. Listing is subject to New Correvio fulfilling the applicable listing conditions. New Correvio will apply to Nasdaq for conditional approval of the substitutional listing of the New Correvio Shares to be issued under the Arrangement, subject to Cardiome Shareholder Approval and the filing of certain documents following the closing of the Arrangement.

Q:	When can I expect to receive consideration for my Cardiome Shares?

A:	On the Effective Date, each outstanding Cardiome Share (other than Cardiome Shares held by Cardiome or Cipher or any affiliates thereof) will be irrevocably assigned and transferred by the Cardiome Shareholder to New Correvio, free and clear of all Encumbrances, in exchange for the right to receive one New Correvio Share (subject to any adjustment of the Exchange Ratio) and a new ISIN/CUSIP number will be assigned to the New Correvio Shares. The foregoing will be completed through a process called a “Replace on Transfer”. Cardiome Shareholders will not be required to take any action in this regard. The share exchange and ISIN/CUSIP will be automatically applied on the systems of Computershare Investor Services Inc. for Cardiome Shareholders who hold shares through CDS or DTC in book-entry form. Cardiome Shareholders who hold their shares in certificated form or as direct registration statements (the “Physical Holders”) will be deemed to hold New Correvio Shares reflecting the share exchange and new ISIN/CUSIP. Following the Effective Date, Physical Holders may mail their certificates to Computershare Investor Services Inc. and have new certificates representing New Correvio Shares mailed to them; however, Physical Holders are not required to do so.

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Q:	How will the votes be counted?

A:	Computershare Investor Services Inc., Cardiome’s transfer agent, counts and tabulates the proxies. Proxies are counted and tabulated by the transfer agent in such a manner as to preserve the confidentiality of the voting instructions of Registered Cardiome Shareholders, subject to a limited number of exceptions.

Q:	How will I know when the Arrangement will be implemented?

A:	The Effective Date will occur upon satisfaction or waiver of all of the conditions to the completion of the Arrangement. If the requisite level of approval is obtained at the Meeting, the Effective Date is expected to occur on or about May 14, 2018. On the Effective Date, New Correvio and Cipher will publicly announce that the Arrangement has been implemented.

Q:	Are there risks I should consider in deciding whether to vote for the Arrangement Resolution?

A:	Yes. Cardiome Shareholders should carefully consider the risk factors relating to the Arrangement. Some of these risks include, but are not limited to: (i) the Arrangement Agreement may be terminated in certain circumstances; (ii) there can be no certainty that all conditions precedent to the Arrangement will be satisfied; (iii) Cardiome will incur costs even if the Arrangement is not completed, and also may be required to pay the Termination Fee to Cipher; (iv) the Termination Fee provided under the Arrangement Agreement may discourage other parties from attempting to acquire Cardiome; and (v) the market price for Cardiome Shares may decline.

See “The Arrangement – Risks Associated with the Arrangement” in this Circular.

Q:	What are the income tax consequences of the Arrangement?

A:	For a summary of certain material Canadian federal, U.S. federal and foreign income tax consequences of the Arrangement, see “Certain Canadian Federal Income Tax Considerations”, “Certain U.S. Federal Income Tax Considerations”, and “Certain Foreign Income Tax Considerations”. Such summary is not intended to be legal or tax advice to any particular Cardiome Shareholders. Cardiome Shareholders should consult their own tax and investment advisors with respect to their particular circumstances.

Q:	What will happen to the Cardiome Shares that I currently own after completion of the Arrangement?

A:	Upon completion of the Arrangement, each outstanding Cardiome Share will be irrevocably assigned and transferred by the Cardiome Shareholder to New Correvio, free and clear of all Encumbrances, in exchange for the right to receive one New Correvio Share (subject to any adjustment of the Exchange Ratio) and a new ISIN/CUSIP number will be assigned to the New Correvio Shares. The foregoing will be completed through a process called a “Replace on Transfer”. Cardiome Shareholders will not be required to take any action in this regard.

Following the completion of the Arrangement, it is expected that the Cardiome Shares will be delisted from the TSX and Nasdaq and Cardiome will apply to cease to be a reporting issuer under Canadian Securities Laws. The TSX has conditionally approved the listing of the New Correvio Shares in substitution for the Cardiome Shares. Listing is subject to New Correvio fulfilling the applicable listing conditions. New Correvio will apply to Nasdaq for conditional approval of the substitutional listing of the New Correvio Shares to be issued under the Arrangement, subject to Cardiome Shareholder Approval and the filing of certain documents following the closing of the Arrangement.

See “The Arrangement – Procedure for Exchange of Cardiome Shares” in this Circular.

Q:	Who can help answer my questions?

A:	If you have any questions about the meeting or if you need assistance with voting your shares or need additional copies of this Circular, you should contact Cardiome or the transfer agent, Computershare Investor Services Inc., as follows:

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Mail:	Cardiome Pharma Corp.	Mail:	Computershare Investor Services Inc.
	6th Floor, 1441 Creekside Drive		8th Floor, 100 University Avenue
	Vancouver, British Columbia		Toronto, Ontario
	Canada, V6J 4S7		Canada, M5J 2Y1
	Attention: Investor Relations		Attention: Proxy Department

Telephone:	1-800-330-9928 (toll-free)	Telephone:	1-800-564-6253 (toll-free)
	(604) 677-6905		1-514-982-7555

Fax:	(604) 677-6915	Fax:	1-866-249-7775 (toll-free)

Email:	ir@cardiome.com

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CARDIOME PHARMA CORP.

1441 Creekside Drive, 6th Floor

Vancouver, B.C. V6J 4S7

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Meeting”) of the holders (the “Cardiome Shareholders”) of common shares (the “Cardiome Shares”) of Cardiome Pharma Corp. (“Cardiome” or the “Company”) will be held at the 6th Floor Boardroom, 1441 Creekside Drive, Vancouver, British Columbia, Canada, on May 9, 2018 at 9:30 a.m. (Vancouver time) for the following purposes:

(1)	to receive the financial statements of the Company for the year ended December 31, 2017 and the report of the auditors thereon;

(2)	to elect the directors of the Company to hold office until their successors are elected at the next annual meeting of the Company;

(3)	to appoint KPMG LLP, Chartered Professional Accountants as auditors of the Company until the next annual meeting of the Company and to authorize the directors to fix the auditors’ remuneration;

(4)	to consider pursuant to an interim order of the Supreme Court of British Columbia dated April 5, 2018 (the “Interim Order”) and, if thought fit, pass, with or without amendment, a special resolution (the “Arrangement Resolution”) approving an arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (“CBCA”), the full text of which resolution is set forth in Appendix “I” to the Circular;

(5)	to consider, and if thought fit, approve, with or without amendment, an ordinary resolution to approve a stock option plan (the “New Correvio Stock Option Plan”) for Correvio Pharma Corp. (“New Correvio”);

(6)	to consider, and if thought fit, approve, with or without amendment, an ordinary resolution to approve a restricted share unit plan (the “New Correvio RSU Plan”) for New Correvio; and

(7)	to transact such further or other business as may properly come before the Meeting or any adjournments or postponements thereof.

The Circular provides additional information relating to the matters to be addressed at the Meeting, including the Arrangement, and is deemed to form part of this Notice.

Registered Cardiome Shareholders are entitled to vote at the Meeting either in person or by proxy. Registered Cardiome Shareholders who are unable to attend the Meeting in person are encouraged to read, complete, sign, date and return the enclosed forms of proxy in accordance with the instructions set out therein and in the Circular. In order to be valid for use at the Meeting, proxies must be received by our transfer agent at its mailing address of Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, Attention: Proxy Department, at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting or any adjournment or postponement thereof. The time limit for deposit of proxies may be waived or extended by the Chairperson of the Meeting at his or her discretion, without notice.

If you are a Non-Registered Holder, you should carefully follow the instructions found on the voting instruction form provided to you by your bank, broker or other intermediary. Please refer to the section in the Circular entitled “General Proxy Information – Non-Registered Holders” for information on how to vote your Cardiome Shares.

The Interim Order provides that each Registered Cardiome Shareholder, has been granted the right to dissent in respect of the Arrangement Resolution and, if the Arrangement becomes effective, have his or her Cardiome Shares cancelled in exchange for a cash payment from New Correvio equal to the fair value of his or her Cardiome Shares in accordance with the dissent rights set out in section 190 of the CBCA as modified by the Plan of Arrangement, Interim Order, and the Final Order in respect of the Arrangement. To exercise such right, (a) a written notice of dissent with respect to the Arrangement Resolution from the registered Cardiome Shareholder must be received by Cardiome at its address for such purpose, Blake, Cassels & Graydon LLP, 2600 – 595 Burrard Street, Vancouver, British Columbia, V7X 1L3, Attention: Alexandra Luchenko, by not later than 4:00 p.m. (Vancouver time) on May 7, 2018 or two Business Days prior to any adjournment or postponement of the Meeting, and (b) the Registered Cardiome Shareholder must have otherwise complied with the dissent procedures in the Interim Order. The right to dissent is described in the Circular and the text of the Interim Order is set forth in Appendix “D” to the Circular.

Failure to strictly comply with the requirements set forth in the Interim Order may result in the loss of any right of dissent.

If you have any questions or require more information with respect to the voting of Cardiome Shares, please contact Cardiome or the transfer agent, Computershare Investor Services Inc., as follows:

Mail:	Cardiome Pharma Corp.	Mail:	Computershare Investor Services Inc.
	6th Floor, 1441 Creekside Drive		8th Floor, 100 University Avenue
	Vancouver, British Columbia		Toronto, Ontario
	Canada, V6J 4S7		Canada, M5J 2Y1
	Attention: Investor Relations		Attention: Proxy Department

Telephone:	1-800-330-9928 (toll-free)	Telephone:	1-800-564-6253 (toll-free)
	(604) 677-6905		1-514-982-7555

Fax:	(604) 677-6915	Fax:	1-866-249-7775 (toll-free)

Email:	ir@cardiome.com

DATED at Vancouver, British Columbia this 6th day of April, 2018.

BY ORDER OF THE BOARD OF DIRECTORS OF CARDIOME PHARMA CORP.

“William Hunter”

William Hunter
President, CEO and Director

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TABLE OF CONTENTS

INFORMATION CONTAINED IN THIS INFORMATION CIRCULAR	1
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND RISKS	1
NOTE TO U.S. SHAREHOLDERS	3
CURRENCY AND EXCHANGE RATES	4
REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES	4
GLOSSARY OF TERMS	5
SUMMARY	22
The Meeting	22
Record Date	22
Purpose of the Meeting	22
Principal Steps to the Arrangement	23
Background to the Arrangement	23
Recommendation of the Cardiome Special Committee and Cardiome Board	24
Reasons for the Arrangement	24
Fairness Opinion	25
Cardiome Voting Agreements	25
Cardiome and New Correvio	26
Financial Statements	26
Conditions to the Arrangement	26
Termination of the Arrangement Agreement	28
Procedure for Exchange of Cardiome Shares	29
Dissent Rights	29
Income Tax Considerations	30
Risk Factors	30
GENERAL PROXY INFORMATION	31
Solicitation of Proxies	31
How the Vote for the Arrangement Resolution is Approved	31
Who can Vote?	31
What is a Form of Proxy?	31
Appointment of Proxies	31
Instructing your Proxy and Exercise of Discretion by your Proxy	32
Changing your mind	32
Non-Registered Holders	32
Voting Securities and Principal Holders	33
BUSINESS OF THE MEETING	33
Receipt of Financial Statements	33
Election of Directors	34
Appointment and Remuneration of Auditors	36
STATEMENT OF EXECUTIVE COMPENSATION	37
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	37
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	37
CORPORATE GOVERNANCE PRACTICES	38
THE ARRANGEMENT	38
Principal Steps to the Arrangement	38
Background to the Arrangement	40
Recommendation of the Cardiome Special Committee and Cardiome Board	41
Reasons for the Arrangement	41
Fairness Opinion	42
Treatment of Cardiome RSUs, Cardiome PSUs, Cardiome Options and Cardiome Warrants	43
Approval of Arrangement Resolution	44
Cardiome Voting Agreements	44
Completion of the Arrangement	45
Procedure for Exchange of Cardiome Shares	45
No Fractional Shares to be Issued	45
Court Approval of the Arrangement	45

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Regulatory Approvals	46
Regulatory Law Matters and Securities Law Matters	46
Fees and Expenses	49
The Arrangement Agreement	50
Risks Associated with the Arrangement	64
Dissent Rights	65
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	67
Canadian Federal Income Tax Considerations for Cardiome Shareholders	67
Residents of Canada	68
Non-Residents of Canada	70
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS	72
CERTAIN FOREIGN INCOME TAX CONSIDERATIONS	72
INFORMATION CONCERNING new correvio	72
PARTICULARS OF OTHER MATTERS TO BE VOTED ON	72
Approval of New Correvio Stock Option Plan	72
Approval of New Correvio RSU Plan	73
ADDITIONAL INFORMATION.	73
APPROVAL OF DIRECTORS	74
CONSENT OF EVANS & EVANS, INC	75

APPENDIX “A”	ARRANGEMENT RESOLUTION	A-1
APPENDIX “B”	PLAN OF ARRANGEMENT	B-1
APPENDIX “C”	FAIRNESS OPINION	C-1
APPENDIX “D”	COURT MATERIALS	D-1
APPENDIX “E”	INFORMATION CONCERNING NEW CORREVIO	E-1
APPENDIX “F”	CARVE-OUT FINANCIAL STATEMENTS OF NEW CORREVIO	F-1
APPENDIX “G”	FINANCIAL STATEMENTS OF NEW CORREVIO FOR THE PERIOD FROM INCORPORATION ON MARCH 7, 2018 TO MARCH 31, 2018	G-1
APPENDIX “H”	PRO FORMA FINANCIAL STATEMENTS OF NEW CORREVIO	H-1
APPENDIX “I”	SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT	I-1
APPENDIX “J”	STATEMENT OF EXECUTIVE COMPENSATION	J-1
APPENDIX “K”	CORPORATE GOVERNANCE PRACTICES	K-1
APPENDIX “L”	NEW CORREVIO STOCK OPTION PLAN	L-1
APPENDIX “M”	NEW CORREVIO RSU PLAN	M-1

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CARDIOME PHARMA CORP.

1441 Creekside Drive, 6th Floor

Vancouver, B.C. V6J 4S7

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

MANAGEMENT INFORMATION CIRCULAR

INFORMATION CONTAINED IN THIS INFORMATION CIRCULAR

The information contained in this Circular, unless otherwise indicated, is given as of April 6, 2018.

This Circular is delivered in connection with the solicitation of proxies by and on behalf of management of Cardiome for use at the Meeting and any adjournment or postponement thereof. No person has been authorized to give any information or to make any representation in connection with the matters being considered herein other than those contained in this Circular and, if given or made, such information or representation should be considered or relied upon as not having been authorized. This Circular does not constitute an offer to sell, or a solicitation of an offer to acquire, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer of proxy solicitation. Neither the delivery of this Circular nor any distribution of securities referred to herein shall, under any circumstances, create any implication that there has been no change in the information set forth herein since the date of this Circular.

Information contained in this Circular should not be construed as legal, tax or financial advice and Cardiome Shareholders are urged to consult their own professional advisors in connection with the matters considered in this Circular.

The Arrangement has not been approved or disapproved by any securities regulatory authority, nor has any securities regulatory authority passed upon the fairness or merits of the Arrangement or upon the accuracy or adequacy of the information contained in this Circular and any representation to the contrary is unlawful.

The information concerning New Correvio contained in this Circular, including the information set out in Appendix “E”, has been provided by Cardiome and New Correvio for inclusion herein. Upon and following the completion of the Arrangement neither Cardiome nor any of its then directors or officers assume any responsibility for the accuracy or completeness of such information or for any failure by Cardiome or New Correvio to disclose events or facts which may have occurred or which may affect the significance, completeness or accuracy of such information.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND RISKS

This Circular and the documents incorporated into this Circular by reference, contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of the applicable Canadian securities legislation (forward-looking information and forward- looking statements being collectively hereinafter referred to as “forward-looking statements”) that are based on expectations, estimates and projections as at the date of this Circular or the dates of the documents incorporated herein by reference, as applicable. These forward-looking statements include but are not limited to statements and information concerning: the Arrangement; covenants of Cardiome, New Correvio and Cipher; the timing for the implementation of the Arrangement and the potential benefits of the Arrangement; the likelihood of the Arrangement being completed; principal steps to the Arrangement; the board and management team of New Correvio following completion of the Arrangement; statements made in, and based upon, the Fairness Opinion; statements relating to the business and future activities of, and developments related to, Cardiome and New Correvio after the date of this Circular and prior to the Effective Time and New Correvio after the Effective Time; Cardiome Shareholder Approval and Court approval of the Arrangement; regulatory and exchange approval and consent of and in connection with the Arrangement; market position, and future financial or operating performance of Cardiome and New Correvio; liquidity of New Correvio Shares following the Effective Time; statements based on the unaudited pro forma consolidated financial statements attached as Appendix “H” and the audited financial statements attached as Appendices “F” and “G” to this Circular; anticipated developments in operations; the timing and amount of estimated capital expenditure; costs and timing of development and capital expenditures related thereto; executive compensation arrangements; operating expenditures; currency fluctuations; requirements for additional capital; intellectual property rights disputes or claims; limitations on insurance coverage; the timing and possible outcome of pending litigation in future periods; goals; strategies; future growth; planned future acquisitions; the adequacy of financial resources; and other events or conditions that may occur in the future.

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Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might”, or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements and are intended to identify forward-looking statements, which include statements relating to, among other things, the ability of Cardiome or New Correvio to continue to successfully compete in the market.

These forward-looking statements are based on the beliefs of Cardiome’s and New Correvio’s management as well as on assumptions that such management believes to be reasonable based on information currently available at the time such statements were made. However, there can be no assurance that the forward-looking statements will prove to be accurate. Such assumptions and factors include, among other things, the satisfaction of the terms and conditions of the Arrangement, including the approval of the Arrangement and its fairness by the Court, and the receipt of the required regulatory approvals and consents.

By their nature, forward-looking statements are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Cardiome or New Correvio to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements are subject to a variety of risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by forward-looking statements, including, without limitation: the Arrangement Agreement may be terminated in certain circumstances; the terms of the Arrangement Agreement in respect of restricting third parties from making an Acquisition Proposal; the uncertainty that all conditions precedent to the Arrangement will be satisfied; general business, economic, competitive, political, regulatory and social uncertainties; risks related to factors beyond the control of Cardiome, Cipher or New Correvio; risks related to New Correvio’s limited business history; the fact that Cardiome will incur costs even if the Arrangement is not completed, and also may be required to pay the reciprocal Termination Fee; risks that the Termination Fee provided under the Arrangement Agreement may discourage other parties from attempting to acquire Cardiome; risks related to future acquisitions; risks related to the prior business of Cardiome and New Correvio; risks related to regulatory requirements; risks related to obtaining and maintaining necessary licenses and Permits; risks related to Cardiome’s and New Correvio’s ability to adequately insure their respective businesses and operations; environmental risks and hazards, including unknown environmental risks related to past activities; risks related to current or future litigation which could affect Cardiome’s and New Correvio’s operations; risks related to political developments and policy shifts; risks related to dependence on key personnel; risks related to amendments to laws; risks related to the market value of Cardiome Shares and New Correvio Shares; changes in labour costs or other costs of production; labour disputes; delays in obtaining governmental approvals or financing; the ability to renew existing licenses or Permits or obtain required licenses and Permits; increased operating costs; risks related to directors and officers of Cardiome possibly having interests in the Arrangement that are different from other Cardiome Shareholders; and risks relating to the possibility that more than 5% of Cardiome Shareholders may exercise their Dissent Rights.

Some of the important risks and uncertainties that could affect forward-looking statements are described further under the heading “The Arrangement – Risks Associated with the Arrangement” and in Appendix “E” to this Circular, and in other documents incorporated by reference in this Circular. Although Cardiome has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this Circular and other than as required by applicable Securities Laws, Cardiome assumes no obligation to update or revise them to reflect new events or circumstances.

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NOTE TO U.S. SHAREHOLDERS

THE ARRANGEMENT AND THE SECURITIES ISSUABLE IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE PASSED UPON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The New Correvio Shares and the New Correvio Replacement Options to be issued to Cardiome Shareholders and Cardiome Optionholders under the Arrangement have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and are being issued in reliance on the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act on the basis of the approval of the Court, which will be informed of the intention to rely on the exemption provided by Section 3(a)(10) of the U.S. Securities Act and will consider, among other things, the substantive and procedural fairness of the terms and conditions of the Arrangement to Cardiome Shareholders and Cardiome Optionholders. See “The Arrangement – Court Approval of the Arrangement”. See also “The Arrangement - Regulatory Law Matters and Securities Law Matters – U.S. Securities Law Matters”.

Each Cardiome Shareholder and Cardiome Optionholder who is a beneficial owner of Cardiome Shares or Cardiome Options, who, for U.S. federal income tax purposes, is (a) a citizen or individual resident of the United States, a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, or any State thereof, or the District of Columbia, an estate whose income is subject to U.S. federal income tax regardless of its source, or a trust (i) if a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) that validly elects to be treated as a U.S. person for U.S. federal income tax purposes (each, as “U.S. Holder”) or (b) is otherwise resident in the United States, should be aware that the Arrangement described herein may have tax consequences both in the United States and in Canada. Such consequences for Cardiome Shareholders and Cardiome Optionholders may not be described fully herein. See “Certain Foreign Income Tax Considerations”. Such Cardiome Shareholders and Cardiome Optionholders are urged to consult their own tax advisors with respect to such Canadian and U.S. federal income tax consequences and the applicability of any federal, state, local, foreign and other tax laws.

Cardiome is a “foreign private issuer” as defined in Rule 405 under the U.S. Securities Act and Rule 3b-4 under the United States Securities Act of 1934, as amended (the “U.S. Exchange Act”). The solicitation of proxies from Cardiome Shareholders is not subject to the proxy requirements of Section 14(a) of the U.S. Exchange Act by virtue of an exemption for foreign private issuers. Accordingly, the solicitation contemplated herein is being made to Cardiome Shareholders resident in the United States only in accordance with Canadian Securities Laws and Canadian corporate laws, and this Circular has been prepared in accordance with the disclosure requirements of Canadian Securities Laws. Cardiome Shareholders resident in the United States should be aware that, in general, such Canadian disclosure requirements are different from those applicable to proxy statements, prospectuses or registration statements prepared in accordance with U.S. laws.

The enforcement by investors of civil liabilities under the U.S. Securities Laws may be affected adversely by the fact that each of Cardiome and New Correvio is organized under the laws of a jurisdiction other than the United States, that some or all of their respective officers and directors are residents of countries other than the United States, that some or all of the experts named in this Circular and the documents incorporated by reference herein may be residents of countries other than the United States, and that all or a substantial portion of the assets of Cardiome and New Correvio and such persons are located outside the United States. As a result, it may be difficult or impossible for Cardiome Shareholders resident in the U.S. to effect service of process within the United States upon Cardiome, their respective officers and directors or the experts named in this Circular and any documents incorporated by reference herein, or to realize, against them, upon judgments of courts in the United States predicated upon civil liabilities under U.S. Securities Laws. In addition, Cardiome Shareholders resident in the United States should not assume that Canadian courts: (a) would enforce judgments of U.S. courts obtained in actions against such persons predicated upon civil liabilities under U.S. Securities Laws or the state-specific “blue sky” securities laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under U.S. Securities Laws or “blue sky” laws of any state within the United States.

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CURRENCY AND EXCHANGE RATES

Unless otherwise indicated herein, references to “$”, “Cdn$” or “Canadian dollars” are to Canadian dollars, and references to “US$” or “U.S. dollars” are to United States dollars.

The following table sets out: (i) the rates of exchange for one U.S. dollar expressed in Canadian dollars in effect at the end of the periods indicated; (ii) the average rates of exchange for such periods; and (iii) the highest and lowest rates of exchange during such periods, based on the closing rates of exchange as quoted by the Bank of Canada.

	Year Ended December 31,
	2015	2016	2017
Low	1.1749	1.2544	1.2128
High	1.3965	1.4589	1.3743
Average	1.2787	1.2986	1.2986
Year End	1.3840	1.3427	1.2545

On April 5, 2018, the closing exchange rate for one United States dollar expressed in Canadian dollars as reported by the Bank of Canada was Cdn$1.2776.

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

The financial statements of Cardiome incorporated by reference in this Circular, the audited carve-out financial statements of New Correvio attached as Appendix “F” to this Circular, the audited financial statements of New Correvio for the period from incorporation on March 7, 2018 to March 31, 2018 Appendix “G” to this Circular, and the unaudited pro forma financial statements of New Correvio attached as Appendix “H” to this Circular are reported in United States dollars and have been prepared in accordance with U.S. GAAP.

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GLOSSARY OF TERMS

In this Circular and accompanying Notice of Special Meeting, unless there is something in the subject matter inconsistent therewith, the following terms shall have the respective meanings set out below, words importing the singular number shall include the plural and vice versa and words importing any gender shall include all genders.

“Acquisition Proposal”	means, other than the transactions contemplated by the Arrangement Agreement, any bona fide offer, proposal or inquiry from any Person or group of Persons acting jointly or in concert, whether or not in writing and whether or not made public, made after March 19, 2018 relating to: (a) any acquisition or purchase, direct or indirect, of: (i) all or any part of the assets comprising the Retained Assets held by Cardiome or any of its subsidiaries, or (ii) 20% or more of the issued and outstanding voting or equity securities of Cardiome; (b) any take-over bid, tender offer or exchange offer that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of the issued and outstanding voting or equity securities of Cardiome; or (c) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Cardiome or all or any part of the assets comprising the Retained Assets held by Cardiome or any of its subsidiaries but not such a transaction affecting solely the Assigned Assets; in all cases, whether in a single transaction or in a series of related transactions; provided, that, an Acquisition Proposal shall not include any bona fide offer, proposal or inquiry relating solely to the acquisition of Assigned Assets.

“Acquisition Proposal Notice”	has the meaning given to such term under the heading “The Arrangement – The Arrangement Agreement – Covenants Regarding Non-Solicitation”.

“affiliate”	has the meaning specified in the Securities Act.

“allowable capital loss”	has the meaning given to such term under the heading “Certain Canadian Federal Income Tax Considerations – Residents of Canada”.

“Angiotech Canadian Subsidiaries”	has the meaning given to such term under the heading “Business of the Meeting – Election of Directors”.

“Angiotech U.S. Subsidiaries”	has the meaning given to such term under the heading “Business of the Meeting – Election of Directors”.

“Arrangement”	means the arrangement under the provisions of Section 192 of the CBCA, on the terms and conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with Section 8.6 of the Arrangement Agreement or Article 7 of the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of Cardiome, New Correvio and Cipher, each acting reasonably.

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“Arrangement Agreement”	means the agreement made as of March 19, 2018 between Cardiome, New Correvio and Cipher, together with the schedules attached to the Arrangement Agreement, as the same may be amended, supplemented or otherwise modified from time to time.

“Arrangement Resolution”	means the special resolution of the Cardiome Shareholders approving the Plan of Arrangement to be considered at the Meeting, a copy of which is attached to this Circular as Appendix “A”.

“Assigned Assets”	means all of the assets, properties, interests and rights of Cardiome and its subsidiaries (of any nature or kind whatsoever), other than the Retained Assets.

“Assumed Liabilities”	means all of the Liabilities of Cardiome and its subsidiaries, other than the Retained Liabilities, whether arising before, as of, or after the Effective Time.

“Authorization”	means any authorization, order, Permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, bylaw, rule or regulation, whether or not having the force of Law, and includes any Environmental Permit.

“Blakes”	means Blake, Cassels & Graydon LLP.

“Broadridge”	means Broadridge Financial Solutions Inc.

“Business Day”	means any day of the year, other than a Saturday, Sunday or any statutory holiday in Toronto, Ontario or Vancouver, British Columbia.

“Canada Group”	Cardiome and all its affiliates who have any title or interest in the Retained Assets.

“Canadian Business”	has the meaning given to such term under the heading “The Arrangement – Background to the Arrangement”.

“Canadian Securities Administrators”	means the voluntary umbrella organization of Canada’s provincial and territorial securities regulators.

“Cardiome” or the “Company”	means Cardiome Pharma Corp., a corporation existing under the federal laws of Canada.

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“Cardiome Annual Financial Statements”	means the audited consolidated financial statements of Cardiome as at, and for the financial years ended, December 31, 2016 and December 31, 2015, including the notes thereto.

“Cardiome Board”	means the board of directors of Cardiome as the same is constituted from time to time.

“Change in Recommendation”	has the meaning given to such term under the heading “The Arrangement – The Arrangement Agreement – Covenants Regarding Non-Solicitation”.

“Cardiome Disclosure Letter”	means the disclosure letter dated March 19, 2018 and delivered by Cardiome to Cipher with the Arrangement Agreement.

“Cardiome Financial Statements”	means, collectively, the Cardiome Annual Financial Statements and the Cardiome Interim Financial Statements.

“Cardiome Interim Financial Statements”	means the unaudited consolidated interim financial statements of Cardiome as at, and for the three and nine months ended, September 30, 2017 and September 30, 2016, including the notes thereto.

“Cardiome Material Contract”	means any Contract to which Cardiome is a party or by which Cardiome is bound pursuant to which Cardiome has any material Liability or for which there is a reasonable potential for Cardiome to have a material Liability but shall not include any contract terminable with no additional consideration by Cardiome on 30 days or less notice to the counterparty. Without limiting the foregoing, the term “Cardiome Material Contact” includes any:

(a) Contract concerning or relating to the Retained Assets (including the Intellectual Property Rights owned or licensed by Cardiome which form part of the Retained Assets) or Retained Liabilities;

(b) lease or other Contract concerning or relating to real property leased by Cardiome;

(c) employment or consulting Contract with any officer, employee or consultant of Cardiome (except for employment or consulting contracts of indefinite hire or subject to automatic renewal entered into in the ordinary course of business);

(d) collective bargaining agreement or other Contract with any labour union;

(e) profit sharing, bonus, stock option, pension, retirement, disability, stock purchase, medical, dental, hospitalization, insurance or similar plan or agreement providing benefits to any current or former director, officer, employee or consultant of Cardiome;

(f) orders or other Contracts for the purchase of products, supplies, equipment or services which involves aggregate annual expenditures in excess of $50,000;

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	(g)	orders or other Contracts for the sale of products, supplies, equipment or services which involves aggregate annual expenditures in excess of $25,000;

	(h)	loan or credit agreement, trust indenture, mortgage, promissory note or other Contract for the borrowing of money under which Cardiome has any obligations;

	(i)	agreement of guarantee, support, assumption or endorsement of, or any other similar commitment with respect to, the Liabilities of, or any agreement to provide financial assistance of any kind to, any other Person;

	(j)	Contract pursuant to which Cardiome has any continuing obligations relating to indemnification that could reasonably be expected to give rise to a claim in excess of $25,000;

	(k)	commitment for charitable contributions;

	(l)	Contract providing for annual capital expenditures in excess of $25,000 in the aggregate;

	(m)	Contract for the sale of any assets, other than sales of inventory to customers in the ordinary course of business;

	(n)	Contract pursuant to which Cardiome is a lessor of any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property which involves aggregate payments in excess of $25,000;

	(o)	any non-competition or similar Contract or any agreement that prohibits the ability of Cardiome to participate in any type of business or to conduct business in any geographic area;

	(p)	Contract with any officer, director, employee, consultant, shareholder or any other person not dealing at arm’s length with Cardiome (within the meaning of the Tax Act), except for employment or consultant contracts;

	(q)	Contract containing any “change in control”, “assignment” or other similar provisions that will be triggered by consummation of the transactions contemplated by this Agreement, including the Arrangement; or

	(r)	other Contract, not described above, under which Cardiome has any Liabilities or potential Liabilities in excess of $50,000 per annum in the aggregate.

“Cardiome Optionholder”	means the holders of Cardiome Options.

“Cardiome Options”	means, at any time, options to acquire Cardiome Shares granted under the Cardiome Stock Option Plan which are, at such time, outstanding and unexercised (whether or not vested).

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“Cardiome PSU”	means, as of any date, phantom share units issued under the Cardiome PSU Plan outstanding as of such date.

“Cardiome PSU Plan”	means Cardiome’s 2014 Phantom Share Unit Plan adopted with effect from December 6, 2014.

“Cardiome RSUs”	means, as of any date, restricted share units issued under the Cardiome RSU Plan outstanding as of such date.

“Cardiome RSU Plan”	means the amended and restated restricted share unit plan of Cardiome effective as of May 9, 2014.

“Cardiome Shareholders”	means the registered or beneficial holders of Cardiome Shares, as the context requires.

“Cardiome Shareholder Approval”	means the requisite approval for the Arrangement Resolution, which shall be at least two-thirds of the votes cast by the Cardiome Shareholders present in person or by proxy at the Meeting voting as a single class.

“Cardiome Shares”	means the common shares in the capital of Cardiome.

“Cardiome Special Committee”	means the committee formed by the Cardiome Board to consider the Arrangement.

“Cardiome Stock Option Plan”	means the stock option plan of Cardiome dated June 20, 2017.

“Cardiome Subsidiary”	means the subsidiary entities of Cardiome as set out in Appendix “E” under the following heading: “Corporate Structure – Name and Incorporation ”.

“Cardiome Supporting Shareholders”	means, collectively, those senior officers and directors of Cardiome who have entered into Cardiome Voting Agreements.

“Cardiome Warrantholder”	means, a holder of Cardiome Warrants.

“Cardiome Warrants”	means, at any time, purchase warrants to acquire Cardiome Shares which are, at such time, outstanding and unexercised.

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“Cardiome Voting Agreements”	means the voting agreements (including all amendments thereto) between Cipher and the Cardiome Supporting Shareholders setting forth the terms and conditions upon which they have agreed, among other things, to vote their Cardiome Shares in favour of the Arrangement Resolution.

“CBCA”	means the Canada Business Corporations Act.

“CDS & Co.”	means the registration name for CDS Clearing and Depository Services Inc., which acts as a nominee for many Canadian brokerage firms.

“Cipher”	means Cipher Pharmaceuticals Inc.

“Cipher Indemnified Parties”	means Cipher and its subsidiaries and their respective directors, officers, employees and agents, and from and after the Effective Time, Cardiome and its respective directors, officers, employees and agents.

“Circular”	means, collectively, the Notice of Annual and Special Meeting and this Management Information Circular of Cardiome, including all appendices hereto, sent to Cardiome Shareholders in connection with the Meeting.

“Confidentiality Agreement”	means the confidentiality agreement between Cipher and Cardiome made with effect as of October 23, 2017, as amended on February 1, 2018.

“Consideration”	means the consideration to be received by Cardiome Shareholders (other than Dissenting Cardiome Shareholders) for their Cardiome Shares pursuant to the Plan of Arrangement, consisting of one (1) Consideration Share for each one (1) Cardiome Share in accordance with the Exchange Ratio (subject to any adjustment of the Exchange Ratio).

“Consideration Shares”	means the New Correvio Shares to be issued in exchange for Cardiome Shares pursuant to the Arrangement.

“Contract”	means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding, joint venture, partnership or other right or obligation (written or oral) to which a Party or any of its subsidiaries is a party or by which a Party or any of its subsidiaries is bound or to which any of their respective properties or assets is subject.

“Court”	means the Supreme Court of British Columbia.

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“CRA”	means the Canada Revenue Agency.

“Demand Notice”	has the meaning given to such term under the heading “The Arrangement – Dissent Rights”.

“Director”	means the director appointed pursuant to Section 260 of the CBCA.

“Dissent Rights”	means the rights of dissent exercised by the Cardiome Shareholders under Section 190 of the CBCA in respect of the Arrangement, as described in the Plan of Arrangement.

“Dissent Shares”	means the Cardiome Shares held by Dissenting Cardiome Shareholders in respect of which such Dissenting Cardiome Shareholders have given Notice of Dissent.

“Dissenting Cardiome Shareholder”	means a Registered Cardiome Shareholder who has duly and validly exercised the Dissent Rights in respect of the Arrangement Resolution in strict compliance with the Dissent Rights and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights.

“Dissenting Non-Resident Shareholder”	has the meaning given to such term under the heading “Certain Canadian Federal Income Tax Considerations – Non-Residents of Canada”.

“Dissenting Resident Shareholder”	has the meaning given to such term under the heading “Certain Canadian Federal Income Tax Considerations – Canadian Federal Income Tax Considerations for Cardiome Shareholders – Residents of Canada – Dissenting Resident Shareholders”.

“DTC”	means The Depository Trust Company.

“Effective Date”	means the date upon which the Arrangement becomes effective as established by the date of issue shown on the certificate giving effect to the Arrangement as issued by the Director pursuant to Section 192(7) of the CBCA.

“Effective Time”	means 12:01 a.m. (Vancouver time) on the Effective Date or such other time as Cardiome and Cipher may agree upon in writing.

“Employee Plans”	means all benefit, bonus, incentive, pension, retirement, savings, stock purchase, profit sharing, stock option, stock appreciation, phantom stock, termination, change of control, life insurance, medical, health, welfare, hospital, dental, vision care, drug, sick leave, disability, and similar plans, programmes, arrangements or practices relating to any current or former director, officer or employee of Cardiome or any of its subsidiaries.

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“Employee Obligations”	means any obligations relating to the engagement or employment of all employees other than the Retained Employees.

“Encumbrance”	includes any mortgage, pledge, assignment, charge, Encumbrance, claim, security interest, adverse interest, adverse claim, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, Contract or otherwise) capable of becoming any of the foregoing.

“Environmental Laws”	means all Laws aimed at, or relating to, the reclamation or restoration of properties, protection of the environment, abatement of pollution, protection of wildlife, ensuring public safety from environmental hazards, occupational health and safety, and all other Laws relating to the management processing, use, treatment, storage, disposal, discharge, transport or handling of any Hazardous Substances.

“Evans & Evans”	means Evans & Evans, Inc., financial advisor to the Cardiome Board.

“Exchange Ratio”	means a ratio of one (1) Consideration Share for each one (1) Cardiome Share; provided however, that the Cardiome Board may by resolution determine to adjust and set the number of Cardiome Shares in such ratio at any number between one (1) and ten (10) so as to permit compliance with any applicable stock exchange requirements.

“Fairness Opinion”	means an opinion of Evans & Evans to the effect that, as of the date of such opinion, and subject to the assumptions, limitations and qualifications set forth therein, the terms of the Arrangement are fair, from a financial point of view to holders of Cardiome Shares, Cardiome Warrants and Cardiome Options, a copy of which is attached as Appendix “C” to this Circular.

“Final Order”	means the order of the Court granted pursuant to Section 192 of the CBCA, in a form acceptable to the Parties, each acting reasonably, approving the Arrangement, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of the Parties, each acting reasonably) at any time prior to the Effective Date or, if appealed, as affirmed or amended (provided, however, that any such amendment is acceptable to the Parties, each acting reasonably) on appeal unless such appeal is withdrawn, abandoned or denied.

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“forward-looking statements”	has the meaning given to such term under the heading “Cautionary Note Regarding Forward-Looking Statements and Risks”.

“Governmental Entity”	means (i) any multinational or supranational body or organization, nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any taxing authority, any ministry or department or agency of any of the foregoing, (ii) any self-regulatory organization or stock exchange, including the Toronto Stock Exchange and Nasdaq, (iii) any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government; and (iv) any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of such entities or other bodies pursuant to the foregoing.

“Holdback Amount”	means an amount equal to (a) $1,000,000, if a release in favour of Cardiome or a valid notice of termination in respect of certain Liabilities is obtained in a form acceptable to the Parties on prior to the Effective Time, or (b) $2,500,000, in any other case, which amount forms part of the Share Purchase Consideration and will be paid to New Correvio pursuant to the terms and conditions of the Arrangement Agreement.

“Initial Share Price”	means $1.00.

“Intellectual Property Rights”	means all rights in intellectual property and industrial property, whether or not registrable, patentable or otherwise formally protectable, and whether or not registered, patented, otherwise formally protected or the subject of a pending application for registration, patent or any other formal protection, including all rights, titles, interests, and benefits in and to (a) trade-marks, trade dress, corporate, partnership and business names and other trade names, (b) inventions, patent rights, arts, processes, machines, manufactures, compositions of matter, (c) copyrights, software and databases, (d) designs and industrial designs, (e) know- how, trade secrets, proprietary information, formulae, recipes, systems, methods and techniques and related documentation, customer and supplier information, and market and survey information, (f) telephone numbers, domain names and social media identities, (g) intellectual property assets owned or licensed by Cardiome which form part of the Retained Assets, and all derivatives, modifications and improvements of the foregoing.

“Inter-company Agreements”	means any agreements between Cardiome and one or more of its subsidiaries.

“Interim Order”	means the interim order of the Court to be issued following the application therefor contemplated by Section 2.3(b) of the Arrangement Agreement, after being informed of the intention to rely upon the exemption from registration under Section 3(a)(10) of the U.S. Securities Act with respect to the New Correvio Shares and New Correvio Replacement Options issued pursuant to the Arrangement, in a form acceptable to the Parties, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be affirmed, amended, modified, supplemented or varied by the Court with the consent of the Parties, each acting reasonably.

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“Intermediary”	has the meaning given to such term under the heading “General Proxy Information – Who Can Vote?”.

“International Business”	has the meaning given to such term under the heading “The Arrangement – Background to the Arrangement”.

“Key Regulatory Approvals”	means those sanctions, rulings, consents, orders, exemptions, permits and other approvals of Governmental Entities, necessary to proceed with the transactions contemplated by this Agreement and the Plan of Arrangement, including but not limited to, in relation to Cardiome, the approval of the TSX and Nasdaq in respect of the Arrangement and the grant of the Interim Order and the Final Order.

“KPMG”	has the meaning given to such term under the heading “Business of the Meeting – Appointment and Remuneration of Auditors”.

“Law” or “Laws”	means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended.

“Liability”	means, in respect of any Person, any debt, liability or obligation of any kind or nature whatsoever, including (i) any right against such Person to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured, (ii) any right against such Person to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to any equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured, and (iii) any obligation of such Person for the performance of any covenant or agreement (whether for the payment of money or otherwise).

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“Material Adverse Effect”	means any effect that is, or would reasonably be expected to be, material and adverse to the Retained Assets or Retained Liabilities, taken as a whole, or the business, condition (financial or otherwise), properties, assets (tangible or intangible), liabilities (whether absolute, accrued, conditional or otherwise), operations or results of operations of Cardiome and its subsidiaries, taken as a whole, other than any effect relating to or affecting, as applicable (i) the Canadian economy, political conditions (including the outbreak of war or any acts of terrorism) or securities markets in general, (ii) the pharmaceutical industry in general, (iii) any generally applicable change in Laws (other than orders, judgments or decrees against Cardiome or any of its subsidiaries), or (iv) a change in the market trading price of the Cardiome Shares that is either (A) related to this Agreement and the Arrangement or the announcement thereof, or (B) primarily a result of a change, effect, event or occurrence excluded from this definition of Material Adverse Effect referred to in clause (i), (ii) or (iii) above; provided, however, that the effect referred to in clause (i), (ii) or (iii) above does not primarily relate to (or have the effect of primarily relating to) Cardiome and its subsidiaries, taken as a whole, or disproportionately adversely affect Cardiome and its subsidiaries, taken as a whole, compared to other companies of similar size operating in the industry in which Cardiome and its subsidiaries operate.

“material fact” and “misrepresentation”	have the meanings ascribed thereto in the Securities Act.

“MD&A”	has the meaning given to such term under the heading “Additional Information”.

“Meeting”	means the annual and special meeting of Cardiome Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for the other purposes set out in this Circular.

“MI 61-101”	means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

“Nasdaq”	means the Nasdaq Capital Market.

“New Canadian Product”	has the meaning given to such term under the heading “The Arrangement – The Arrangement Agreement – Right of First Refusal and Product Introduction Fee”.

“New Correvio”	means Correvio Pharma Corp., a corporation incorporated under the CBCA, that is and will be a wholly-owned subsidiary of Cardiome immediately prior to the Effective Time.

“New Correvio Board”	means the board of directors of New Correvio as the same is constituted from time to time.

“New Correvio Stock	means an incentive stock option plan of New Correvio, having identical terms and conditions to the Cardiome Stock Option Plan, except all references to Cardiome

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Option Plan”	shall be references to New Correvio and with such other changes as approved by the Cardiome Board and validly approved by the Cardiome Shareholders at the Cardiome Meeting.

“New Correvio Replacement Option”	means an option to purchase from New Correvio one (1) New Correvio Share (subject to any adjustment of the Exchange Ratio). Each New Correvio Replacement Option shall provide for an exercise price per New Correvio Replacement Option (rounded up to the nearest whole cent) equal to the exercise price per Cardiome Share that would otherwise be payable to acquire a Cardiome Share pursuant to the Cardiome Option it replaces. All terms and conditions of a Correvio Replacement Option, including the term to expiry, conditions to and manner of exercising, will be the same as the Option for which it was exchanged, and shall be governed by the terms of the New Correvio Stock Option Plan and any document evidencing a Cardiome Option shall thereafter evidence and be deemed to evidence such New Correvio Replacement Option.

“New Correvio RSU Plan”	means the restricted share unit plan of New Correvio.

“New Correvio Shares”	means common shares in the capital of New Correvio.

“NI 52-110”	has the meaning given to such term under the heading “Corporate Governance Practices”.

“NI 58-101”	has the meaning given to such term under the heading “Corporate Governance Practices”.

“NOBO”	means non-objecting beneficial owner.

“Non-Registered Holders”	means Cardiome Shareholders who are not Registered Cardiome Shareholders.

“Non-Resident Shareholders”	has the meaning given to such term under the heading “Certain Canadian Federal Income Tax Considerations – Non-Residents of Canada”.

“Notice of Annual and Special Meeting”	means the notice to the Cardiome Shareholders which accompanies this Circular.

“Notice of Dissent”	means a notice of dissent duly and validly given by a Registered Cardiome Shareholder exercising Dissent Rights as contemplated in the Plan of Arrangement and the Interim Order.

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“Notice of Intention”	has the meaning given to such term under the heading “The Arrangement – Dissent Rights”.

“Notice Shares”	has the meaning given to such term under the heading “The Arrangement - Dissent Rights”.

“NP 58-201”	has the meaning given to such term under the heading “Corporate Governance Practices”.

“OBO”	means objecting beneficial owner.

“Offered Interest”	has the meaning given to such term under the heading “The Arrangement – The Arrangement Agreement – Right of First Refusal and Product Introduction Fee”.

“ordinary course of business” or “ordinary course of business consistent with past practice”	means, with respect to an action taken by a Person, that such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day business and operations of such Person; provided that in any event such action is not unreasonable or unusual.

“Outside Date”	means June 30, 2018 or such later date as may be agreed to in writing by the Parties.

“Parties”	means, collectively, Cardiome, New Correvio and Cipher and “Party” means any one of them.

“Permit”	means any license, permit, certificate, consent, order, grant, approval, agreement, classification, restriction, registration or other Authorization of from or required by any Governmental Entity.

“Person”	includes any individual, firm, partnership, limited partnership, limited liability partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, body corporate, corporation, company, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status.

“PFIC”	has the meaning given to such term under the heading “Certain Foreign Income Tax Considerations”.

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“Physical Holders”	has the meaning given to such term under the heading “The Arrangement – Procedure for Exchange of Cardiome Shares”.

“Plan of Arrangement”	means the plan of arrangement substantially in the form set out in Appendix “B”, subject to any amendments or variations to such plan made from time to time in accordance with the terms of such plan, the Arrangement Agreement or made at the direction of the Court in the Final Order, with the consent of the Parties, each acting reasonably.

“Record Date”	means April 2, 2018.

“Registered Cardiome Shareholder”	means a registered holder of Cardiome Shares.

“Representative”	means, collectively, in respect of a Person, its subsidiaries and its affiliates and its and their respective officers, directors, employees, consultants, advisors, agents or other representatives (including financial, legal or other advisors).

“Resident Shareholders”	has the meaning given to such term under the heading “Certain Canadian Federal Income Tax Considerations – Residents of Canada”.

“Retained Assets”	means Cardiome’s Canadian rights to and interest in the following pharmaceutical assets: Brinavess, Aggrastat, Trevyent and Xydalba.

“Retained Employees”	means any employees of Cardiome immediately prior to the Effective Time whose employment with Cardiome will continue following the completion of the Arrangement, subject to the terms of the Arrangement Agreement.

“Retained Liabilities”	means all obligations and liabilities of Cardiome, other than certain agreed upon obligations or liabilities of Cardiome, relating to the Retained Assets.

“Right of First Refusal”	has the meaning given to such term under the heading “The Arrangement – The Arrangement Agreement – Right of First Refusal and Product Introduction Fee”.

“RESP”	has the meaning given to such term under the heading “Certain Canadian Federal Tax Considerations for Cardiome Shareholders – Residents of Canada – Eligibility for Investment”.

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“RDSP”	has the meaning given to such term under the heading “Certain Canadian Federal Tax Considerations for Cardiome Shareholders – Residents of Canada – Eligibility for Investment”.

“RRIF”	has the meaning given to such term under the heading “Certain Canadian Federal Tax Considerations for Cardiome Shareholders – Residents of Canada – Eligibility for Investment”.

“RRSP”	has the meaning given to such term under the heading “Certain Canadian Federal Tax Considerations for Cardiome Shareholders – Residents of Canada – Eligibility for Investment”.

“SEC”	means the United States Securities and Exchange Commission.

“Securities Act”	means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time.

“Securities Laws”	means the Securities Act, together with all other applicable Canadian provincial securities laws, the U.S. Securities Act, U.S. Exchange Act, and applicable securities laws of the United States and the states thereof, and the rules and regulations and published policies of the securities authorities thereunder, as now in effect and as they may be promulgated or amended from time to time, and includes the rules and policies of the TSX and Nasdaq.

“SEDAR”	means the System for Electronic Document Analysis and Retrieval described in National Instrument 13-101 of the Canadian Securities Administrators and available for public view at www.sedar.com.

“Share Purchase Consideration”	means an amount equal to $25,500,000 to be paid by Cipher to New Correvio in payment for all Cardiome Shares held by New Correvio pursuant to the terms of the Arrangement Agreement.

“Special Committee”	has the meaning given to such term under the heading “Consent of Evans & Evans, Inc.”.

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“Superior Proposal”	means any bona fide Acquisition Proposal that relates to the acquisition of 100% of the outstanding Cardiome Shares, made in writing by a third party or third parties acting jointly or in concert with one another, who deal at arm’s length to Cardiome, that in the good faith determination of the Cardiome Board, after receipt of advice from its outside financial advisor and legal counsel: (i) is reasonably capable of being completed in accordance with its terms without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; (ii) in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to be available; (iii) is not subject to a due diligence or access condition; (iv) did not result from a breach of the provisions of the Arrangement Agreement relating to non-solicitation covenants and Acquisition Proposals; (v) is made available to all Cardiome Shareholders on the same terms and conditions; (vi) failure to recommend such Acquisition Proposal to the Cardiome Shareholders would be inconsistent with the Cardiome Board’s fiduciary duties; and (vii) taking into account all of the terms and conditions of such Acquisition Proposal, if consummated in accordance with its terms (but not assuming away any risk of non-completion), would result in a transaction more favourable to Cardiome Shareholders, from a financial point of view, than the Arrangement (after taking into account any adjustment to the terms and conditions of the Arrangement proposed by Cipher during the Superior Proposal Notice Period).

“Superior Proposal Notice”	has the meaning given to such term under the heading “The Arrangement – The Arrangement Agreement – Covenants Regarding Non-Solicitation”.

“Superior Proposal Notice Period”	has the meaning given to such term under the heading “The Arrangement – The Arrangement Agreement – Covenants Regarding Non-Solicitation”.

“Tax Act”	means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time.

“taxable capital gain”	has the meaning given to such term under the heading “Certain Canadian Federal Income Tax Considerations – Residents of Canada”.

“Taxes”	means any and all domestic and foreign federal, state, provincial, municipal and local taxes, assessments and other governmental charges, duties, impositions and liabilities imposed by any Governmental Entity, including without limitation pension plan contributions, tax instalment payments, unemployment insurance contributions and employment insurance contributions, workers’ compensation and deductions at source, including taxes based on or measured by gross receipts, income, profits, sales, capital, use, and occupation, and including goods and services, value added, ad valorem, sales, capital, transfer, franchise, non-resident withholding, customs, payroll, recapture, employment, excise and property duties and taxes, together with all interest, penalties, fines and additions imposed with respect to such amounts.

“Tax Proposals”	has the meaning given to such term under the heading “Certain Canadian Federal Income Tax Considerations – Canadian Federal Income Tax Considerations for Cardiome Shareholders”.

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“Tax Regulations”	means the regulations under the Tax Act.

“Tax Returns”	means all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed by Law in respect of Taxes.

“Termination Fee”	means an amount equal to $2,500,000 payable by Cardiome to Cipher, or by Cipher to Cardiome, as applicable, in certain circumstances.

“TFSA”	has the meaning given to such term under the heading “Certain Canadian Federal Tax Considerations for Cardiome Shareholders – Residents of Canada – Eligibility for Investment”.

“Transfer Offer”	has the meaning given to such term under the heading “The Arrangement – The Arrangement Agreement – Right of First Refusal and Product Introduction Fee”.

“TSX”	means the Toronto Stock Exchange.

“United States” or “U.S.”	means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

“U.S. Exchange Act”	means the United States Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder.

“U.S. GAAP”	means United States generally accepted accounting principles.

“U.S. Holder”	has the meaning given to such term under the heading “Note to U.S. Shareholders”.

“U.S. Securities Act”	means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder.

“U.S. Tax Code”	has the meaning given to such term under the heading “Certain Foreign Income Tax Considerations”.

“VIF”	means a voting instruction form.

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SUMMARY

This summary is qualified in its entirety by the more detailed information appearing elsewhere in this Circular, including the Appendices which are incorporated into and form part of this Circular. Terms with initial capital letters in this summary are defined in the Glossary of Terms immediately preceding this summary.

The Meeting

The Meeting will be held at the 6th Floor, 1441 Creekside Drive, Vancouver, British Columbia, V6J 4S7 on May 9, 2018 commencing at 9:30 a.m. (Vancouver time).

Record Date

Only Cardiome Shareholders of record at the close of business on the Record Date (being April 2, 2018) are entitled to receive notice of and vote at the Meeting, or any adjournment or postponement thereof.

Purpose of the Meeting

At the Meeting, Cardiome Shareholders will be asked to consider and approve:

(a)	the election of directors of Cardiome for the ensuing year;

(b)	the appointment of Cardiome’s auditors for the ensuing year and authorizing its directors to fix the auditors’ remuneration;

(c)	the Arrangement Resolution;

(d)	subject to the approval of the Arrangement Resolution, the New Correvio Stock Option Plan; and

(e)	subject to the approval of the Arrangement Resolution, the New Correvio RSU Plan.

The full text of the Arrangement Resolution is set out in Appendix “A” to this Circular. By passing the Arrangement Resolution, Cardiome Shareholders will also be giving authority to the Cardiome Board to use its best judgment to proceed with and cause Cardiome to complete the Arrangement in the event of any variation of, or amendments to, the Arrangement Agreement or Plan of Arrangement without any requirement to seek or obtain any further approval of the Cardiome Shareholders. In order to become effective, the Arrangement must be approved by a special resolution passed by at least two-thirds of the votes cast by Cardiome Shareholders at the Meeting present in person or represented by proxy voting as a single class. See “The Arrangement — Approval of Arrangement Resolution”.

For further information on voting your Cardiome Shares at the Meeting, see “General Proxy Information”. For a description of the New Correvio Stock Option Plan and the New Correvio RSU Plan, please refer to Appendix “J”, or the full text of the New Correvio Stock Option Plan and New Correvio RSU Plan in Appendices “L” and “M”, respectively.

Minority Approval Requirement

As at the date of the Arrangement Agreement, each of the directors and executive officers of Cardiome and their respective associated entities beneficially owned, or exercised control or direction over, less than 1% of the issued and outstanding Cardiome Shares, other than Dr. William Hunter (President and Chief Executive Officer), who held 2.35% of the outstanding Cardiome Shares as at that date.

In accordance with the provisions of MI 61-101, the independent directors of Cardiome, being all of the directors other than Dr. Hunter, have considered whether Dr. Hunter will receive a “collateral benefit” as a consequence of the Arrangement. The independent directors, determined that the value of any benefit, net of any offsetting costs, to be received by Dr. Hunter is less than 5% of the total value of the consideration he expects to be entitled to receive under the Arrangement and, therefore, Dr. Hunter will not receive a “collateral benefit” as a consequence of the Arrangement. Accordingly, the Arrangement is not a “business combination” within the meaning of MI 61-101 and is therefore not subject to the minority approval and formal valuation requirements of MI 61-101.

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Principal Steps to the Arrangement

Under the Plan of Arrangement, commencing at the Effective Time, the following principal steps shall occur and shall be deemed to occur without any further act or formality, but in the order and with the timing set out in the Plan of Arrangement:

Dissent Shares

Each Cardiome Share held by a Dissenting Cardiome Shareholder will be deemed to be transferred, free and clear of all Encumbrances, to Cardiome and New Correvio will pay the amount determined and payable in accordance with the Plan of Arrangement.

Share Exchange

Each outstanding Cardiome Share (other than Cardiome Shares held by Cardiome or Cipher or any affiliates thereof) will be irrevocably assigned and transferred by the Cardiome Shareholder to New Correvio, free and clear of all Encumbrances, in exchange for one New Correvio Share (subject to any adjustment of the Exchange Ratio). New Correvio will be deemed to be the transferee and the legal and beneficial holder of each Cardiome Share, and each New Correvio Share previously held by Cardiome will be cancelled.

Cardiome RSUs

Each Cardiome RSU outstanding immediately prior to the Effective Time will be redeemed on the Effective Date for a cash payment from Cardiome of an amount equal to its fair market value, as determined by the New Correvio Board, at the Effective Time, less any applicable withholdings, following which each Cardiome RSU will immediately be cancelled.

Cardiome PSUs

Each Cardiome PSU outstanding immediately prior to the Effective Time will be redeemed on the Effective Date for a cash payment from Cardiome of an amount equal to its fair market value, as determined by the New Correvio Board, at the Effective Time, less any applicable withholdings, following which each Cardiome PSU will immediately be cancelled.

Cardiome Options

Each Cardiome Option outstanding immediately prior to the Effective Time of the Arrangement will be deemed to be exchanged for a New Correvio Replacement Option to purchase the number of New Correvio Shares equal to the number of Cardiome Shares subject to the exchanged Cardiome Option immediately prior to the Effective Time (subject to any adjustment of the Exchange Ratio by the Cardiome Board), at the same exercise price (subject to any adjustment required pursuant to an adjustment of the Exchange Ratio).

Assigned Assets and Assumed Liabilities

Cardiome will be deemed to have transferred to New Correvio all of the Assigned Assets and Assumed Liabilities, and New Correvio will be deemed to own and hold all of the Assigned Assets and to have accepted from Cardiome all of the Assumed Liabilities.

Cardiome Shares

Each outstanding Cardiome Share held by New Correvio will be irrevocably assigned and transferred to Cipher, free and clear of all Encumbrances, in exchange for the payment from Cipher to New Correvio of the Share Purchase Consideration.

Background to the Arrangement

The provisions of the Arrangement Agreement are the result of arm’s length negotiations between representatives of Cardiome and Cipher and their respective financial and legal advisors. Details of the background to the Arrangement are set out under the heading “The Arrangement — Background to the Arrangement”.

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Recommendation of the Cardiome Special Committee and Cardiome Board

The Cardiome Special Committee, after receiving legal and financial advice and after consideration of the Fairness Opinion, the text of which is attached as Appendix “C” to the Circular, unanimously recommended that the Cardiome Board determine that the Arrangement is in the best interests of Cardiome and fair and reasonable to the Cardiome Shareholders, approve the entering into the Arrangement Agreement and recommend that the Cardiome Shareholders vote in favour of the Arrangement.

The Cardiome Board has unanimously determined, based on the recommendations of the Cardiome Special Committee and after consultation with its financial and legal advisors and its own deliberations, that the Arrangement is fair and reasonable to the Cardiome Shareholders and the Arrangement is in the best interests of Cardiome, and the Cardiome Board recommends that the Cardiome Shareholders vote in favour of the Arrangement Resolution. Accordingly, the Cardiome Board unanimously recommends that Cardiome Shareholders vote FOR the Arrangement Resolution.

Reasons for the Arrangement

The Cardiome Board has reviewed and considered information it considered relevant to its decision and considered a number of factors relating to the Arrangement with the benefit of advice from Cardiome’s senior management and its financial and legal advisors. The following is a summary of the principal reasons for the recommendation of the Cardiome Board that Cardiome Shareholders vote FOR the Arrangement Resolution:

(a)	Non-dilutive Financing. If the Arrangement is completed, Cardiome will have raised $25.5 million in financing for its International Business and for new strategic initiatives without Cardiome Shareholders suffering any dilution of their equity interests.

(b)	Improved Focus of Cardiome’s Primary Operations. Cardiome’s primary focus is commercializing its pharmaceuticals in areas within which it has established operations, such as its European direct sales business. Cardiome would have been required to invest heavily to achieve sufficient infrastructure in Canada to fully develop the Canadian Business, which management believes is not in the best interest of Cardiome at this time due to the financial and resource requirements of doing so.

(c)	Continued Participation by Cardiome Shareholders in the International Business Through New Correvio. Cardiome Shareholders, through their ownership of New Correvio, will continue to own the International Business. They will hold 100% of the issued New Correvio Shares upon completion of the Arrangement. It is expected that the current management of Cardiome will continue in their current roles as management of New Correvio.

(d)	Reduces Cash Burn. Selling the Canadian Business reduces the overall cash New Correvio will be required to spend to develop its assets, thus reducing the need for additional financings.

(e)	Strategic Relationship. Establishes a long-term collaboration with Cipher, a top-tier Canadian pharmaceutical company, that is anticipated to result in additional product licenses between the two companies.

(f)	Receipt of Fairness Opinion. On March 15, 2018, the board of Cardiome received the written opinion of Evans & Evans that the terms of the Arrangement are fair, from a financial point of view, to the Cardiome Shareholders.

(g)	No Funding or Significant Regulatory or Third Party Approval Conditions. The Arrangement Agreement is not subject to a funding condition in favour of Cipher and it is not subject to the receipt of any significant regulatory or third party approvals which have not already been obtained, all of which gives improved certainty to the Arrangement.

(h)	Approval of Cardiome Shareholders and the Court are Required. The following required approvals protect the rights of Cardiome Shareholders: the Arrangement must be approved by at least two-thirds of the votes cast in respect of the Arrangement Resolution by Cardiome Shareholders, voting as a single class, who are present in person or represented by proxy at the Meeting; and the Arrangement must also be sanctioned by the Court, which will consider the fairness and reasonableness of the Arrangement to Cardiome Shareholders.

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(i)	Superior Proposals. The Arrangement Agreement allows the Cardiome Board, in the exercise of its fiduciary duties, to respond to certain unsolicited Acquisition Proposals, prior to the Cardiome Shareholder Approval, which may be superior to the Arrangement. The Cardiome Board received advice from its financial and legal advisors that the deal protection terms in the Arrangement Agreement are within the parameters typical in the market for similar transactions and should not be a significant deterrent to potential Superior Proposals.

(j)	Dissent Rights. Registered Cardiome Shareholders who oppose the Arrangement may, on strict compliance with the dissent procedures in the Interim Order, exercise their Dissent Rights and receive the fair value of the Dissent Shares.

(k)	Support of Directors and Officers. The directors and senior officers of Cardiome have entered into voting agreements pursuant to which they agreed to vote in favour of the Arrangement. As of the Record Date, such directors and officers of Cardiome held 1,202,932 Cardiome Shares representing approximately 3.45% of the outstanding Cardiome Shares.

In view of the wide variety of factors and information considered in connection with their evaluation of the Arrangement, the Cardiome Board did not find it practicable to, and therefore did not, quantify or otherwise attempt to assign any relative weight to each specific factor or item of information considered in reaching their conclusions and recommendations. In addition, individual members of the Cardiome Board may have given different weights to different factors or items of information.

See “The Arrangement – Reasons for the Arrangement”.

Fairness Opinion

In connection with the Arrangement, the Cardiome Board received a written opinion dated March 15, 2018 from Evans & Evans. The Fairness Opinion states that, as of March 15, 2018, and subject to the assumptions, limitations and qualifications set out therein, the Arrangement is fair, from a financial point of view, to the Cardiome Shareholders, Cardiome Optionholders and Cardiome Warrantholders. The full text of the Fairness Opinion, which sets forth certain assumptions made, matters considered and limitations on the review undertaken in connection with the Fairness Opinion, is attached as Appendix “C” to this Circular. Cardiome Shareholders are urged to, and should, read the Fairness Opinion in its entirety. This summary is qualified in its entirety by reference to the full text of the Fairness Opinion. See “The Arrangement – Fairness Opinion”.

Subject to the terms of its engagement, Evans & Evans has consented to the inclusion in this Circular of the Fairness Opinion in its entirety, together with references to and a summary of the Fairness Opinion and other information relating to Evans & Evans and the Fairness Opinion. The Fairness Opinion addresses the fairness, from a financial point of view, of the Arrangement to the Cardiome Shareholders, Cardiome Optionholders and Cardiome Warrantholders. The Fairness Opinion is and should not be construed as a valuation or appraisal of Cardiome or any of its affiliates or their respective assets, liabilities or securities or as a recommendation to any Cardiome Shareholder as to how to vote with respect to the Arrangement or any other matter at the Meeting.

Cardiome Voting Agreements

On March 19, 2018, Cipher entered into the Cardiome Voting Agreements with each of the directors and senior officers of Cardiome. The Cardiome Voting Agreements set forth, among other things, the agreement of such directors and senior officers to vote their Cardiome Shares and, if applicable, any Cardiome Shares issued pursuant to Cardiome Options, Cardiome RSUs or Cardiome PSUs, in favour of the Arrangement. As of the Record Date, 1,202,932 of the outstanding Cardiome Shares were subject to the Cardiome Voting Agreements, representing approximately 3.45% of the outstanding Cardiome Shares.

See “The Arrangement – Cardiome Voting Agreements”.

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Cardiome and New Correvio

Cardiome

Cardiome is a specialty pharmaceutical company dedicated to offering patients and healthcare providers innovative therapeutic options that effectively, safely, and conveniently manage acute medical conditions to improve health and quality of life. Cardiome strives to find innovative, differentiated medicines that provide therapeutic and economic value to patients, physicians and healthcare systems.

Cardiome was originally incorporated under the Company Act (British Columbia) on December 12, 1986 under the name Nortran Resources Ltd. In June 1992, we changed our name to Nortran Pharmaceuticals Inc. In June 2001, we changed our name to Cardiome Pharma Corp. On March 8, 2002, we continued under the CBCA and effected a four-to-one share consolidation. On March 1, 2009, we amalgamated with Cardiome Research and Development (Barbados), Inc. (previously our wholly-owned subsidiary). On March 20, 2009, we registered under the Business Corporations Act (British Columbia) as an extra-provincial company. On April 9, 2013, we effected a five-to-one share consolidation of our common shares and began trading on a post-consolidation basis on April 12, 2013. Cardiome has a head office located at 6th Floor, 1441 Creekside Drive, Vancouver, British Columbia, Canada, V6J 4S7, and a registered office at 2600 – 595 Burrard Street, Vancouver, British Columbia, Canada, V7X 1L3.

Cardiome is listed on the TSX with the trading symbol “COM” and on Nasdaq with a trading symbol of “CRME”.

New Correvio

Subject to completion of the Arrangement, New Correvio will operate as a specialty pharmaceutical company and will own all of Cardiome’s International Business (being all of the pre-transaction assets of Cardiome, other than the Canadian business portfolio being acquired by Cipher under the Arrangement). It is expected that New Correvio will be a publicly traded company. The TSX has conditionally approved the listing of the New Correvio Shares in substitution for the Cardiome Shares. Listing is subject to New Correvio fulfilling the applicable listing conditions. New Correvio will apply to Nasdaq for conditional approval of the substitutional listing of the New Correvio Shares to be issued under the Arrangement, subject to Cardiome Shareholder Approval and the filing of certain documents following the closing of the Arrangement. New Correvio’s capital structure is identical to that of Cardiome’s but for the removal of the Series A Preferred Shares, from its authorized capital, none of which are currently outstanding. Further information regarding the businesses of New Correvio can be found in Appendix “E” to this Circular.

Financial Statements

Upon completion of the Arrangement, the Assigned Assets and Assumed Liabilities will form the primary business of New Correvio. As a result, included as Appendix “F” to this Circular are the audited combined carve-out financial statements in respect of the Assigned Assets and Assumed Liabilities for the financial years ended December 31, 2017, 2016 and 2015, comprised of carve-out balance sheets as at December 31, 2017 and 2016 and carve-out statements of comprehensive loss, carve-out statements of net parent investment, carve-out statements of cash flows and notes to such carve-out statements for the years ended December 31, 2017, 2016 and 2015.

Included as Appendix “G” to this Circular are audited financial statements of New Correvio for the period from incorporation on March 7, 2018 to March 31, 2018, comprised of the balance sheet and statement of stockholder’s equity. The financial statements of New Correvio were prepared in accordance with U.S. GAAP.

Included as Appendix “H” to this Circular are the unaudited pro forma financial statements of New Correvio after giving effect to the Arrangement and the acquisition by New Correvio of the Assigned Assets and Assumed Liabilities and which are comprised of: a pro forma balance sheet as at December 31, 2017 that gives effect to the Arrangement as if it had taken place on December 31, 2017; a pro forma statement of operations for the year ended December 31, 2017 that gives effect to the Arrangement as if it had taken place on January 1, 2017; and notes to the pro forma financial statements.

Conditions to the Arrangement

Completion of the Arrangement is subject to a number of specified conditions being met as of the Effective Time, including, but not limited to:

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Mutual Conditions

(a)	the Interim Order being granted on terms consistent with the Arrangement Agreement;

(b)	Cardiome Shareholder Approval for the Arrangement being obtained;

(c)	the Final Order being granted on terms consistent with the Arrangement Agreement;

(d)	no action having been taken under any applicable Law or by any Governmental Entity which makes it illegal or otherwise prohibits the completion of the Arrangement;

(e)	certain regulatory approvals, including the approval of the TSX and Nasdaq and the Court, being obtained;

(f)	certain third party consents being obtained;

(g)	all other documentation necessary for the transfer of the Assigned Assets to New Correvio being in a form acceptable to each Party;

(h)	all other documentation necessary for the assumption of the Assumed Liabilities by New Correvio being in a form acceptable to each Party;

(i)	a release in favour of Cardiome or a valid notice of termination in respect of certain Liabilities being obtained in a form acceptable to the Parties;

(j)	the Articles of Arrangement that will be filed with the Director being in a form acceptable to the Parties;

(k)	the distribution of the New Correvio Shares pursuant to the Arrangement being exempt from the prospectus and registration requirements of applicable Canadian securities laws and the Consideration Shares not being subject to resale restrictions under applicable Canadian securities laws;

(l)	the New Correvio Shares and New Correvio Replacement Options being exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) of the U.S. Securities Act based on the Court’s approval of the Arrangement; and

(m)	the Arrangement Agreement not being terminated in accordance with its terms.

Conditions Precedent to the Obligations of Cipher

The following conditions are for the sole benefit of Cipher and may be waived by it in whole or in part at any time.

(a)	all covenants of Cardiome and New Correvio under the Arrangement Agreement being duly performed and the receipt by Cipher of a certificate from each of Cardiome and New Correvio confirming such as of the Effective Date;

(b)	the representations and warranties of Cardiome and New Correvio set forth in the Arrangement Agreement being true and correct (without regard to any materiality or Material Adverse Effect qualifications) and Cipher receiving a certificate from each of Cardiome and New Correvio confirming such as of the Effective Date;

(c)	sublicense and supply agreements with respect to Trevyent and Xydalba being entered into with effect prior to or as of the Effective Time;

(d)	transfer services agreements and supply agreements with respect to Aggrastat and Brinavess being entered into in form and substance acceptable to Cipher, prior to or as of the Effective Time;

(e)	any Retained Assets not already held by Cardiome being transferred or assigned to Cardiome with effect prior to or as of the Effective Time;

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(f)	no Material Adverse Effect having occurred that has not been publicly disclosed by Cardiome prior to the date of the Arrangement Agreement and no Material Adverse Effect having occurred since the date of the Arrangement Agreement, and Cipher receiving a certificate of Cardiome confirming such as of the Effective Date;

(g)	no suit, action or proceeding being initiated by any Governmental Entity or any other Person materially limiting the ability of Cipher to acquire or hold, or exercise full rights of ownership of, any Cardiome Shares; and

(h)	Cipher receiving all of the Cardiome Voting Agreements executed by the Cardiome Supporting Shareholders and all covenants of the Cardiome Supporting Shareholders under the Cardiome Voting Agreements being duly performed by the parties.

Conditions Precedent to the Obligations of Cardiome

The following conditions are for the sole benefit of Cardiome and may be waived by it in whole or in part at any time:

(a)	all covenants of Cipher under the Arrangement Agreement being duly performed and Cardiome receiving a certificate from Cipher confirming such as of the Effective Date;

(b)	the representations and warranties of Cipher set forth in the Arrangement Agreement being true and correct (without regard to any materiality or material adverse effect qualifications) and Cardiome receiving a certificate from Cipher confirming such as of the Effective Date;

(c)	Cardiome receiving satisfactory evidence of the conditional approval for listing of the New Correvio Shares from the TSX and Nasdaq;

(d)	Cipher making arrangements satisfactory to New Correvio to pay the aggregate Share Purchase Consideration (less the applicable Holdback Amount as determined in accordance with the Arrangement Agreement) to New Correvio, in immediately available funds, on the Effective Date; and

(e)	holders of no more than five percent (5%) of the Cardiome Shares exercising Dissent Rights.

See “The Arrangement – The Arrangement Agreement – Conditions to the Arrangement Becoming Effective”.

Right of First Refusal and Product Introduction Fee

For a period of five years following the Effective Date, Cipher will have a Right of First Refusal to sublicense from New Correvio the Canadian rights to any new pharmaceutical product that New Correvio acquires, provided that Cipher exercises its Right of First Refusal in the required notice period as set out in the Arrangement Agreement; provided, however, that upon a change of control of either Cipher or New Correvio (being the acquisition (directly or indirectly) by any Person or group of Persons acting jointly or in concert, of greater than 50% of the voting securities of either Cipher or New Correvio), each of Cipher and New Correvio will have the right, exercisable at any time within thirty days following the date of such change of control, to terminate the obligations of Cipher and New Correvio under the Right of First Refusal provisions of the Arrangement Agreement.

For the period commencing on the Effective Date and expiring on December 31, 2019, if New Correvio or any of its affiliates introduces Cipher to any New Canadian Product and Cipher enters into a binding agreement to license all or part of such New Canadian Product as a result of such an introduction, Cipher will make a cash payment of

$500,000 to New Correvio on the date that such binding agreement is entered into.

Termination of the Arrangement Agreement

The Arrangement Agreement may be terminated prior to the Effective Time in certain circumstances (many of which lead to payment of a Termination Fee).

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The Termination Fee is payable by Cardiome if the Arrangement Agreement is terminated:

(a)	by Cipher if at any time: (A) prior to the Effective Time (1) the Cardiome Board makes a Change in Recommendation, (2) the Cardiome Board approves or recommends an Acquisition Proposal, or (3) Cardiome enters into a definitive agreement with respect to a Superior Proposal; (B) the Meeting does not occur on or before May 23, 2018; or (C) subject to the notice and cure provisions set out in the Arrangement Agreement, Cardiome or New Correvio is in default of either its obligations to (1) perform all its covenants on or before the Effective Time, or (2) ensure that all its representations or warranties are true and correct as of the Effective Time; provided, however, that Cipher is not in breach of the Arrangement Agreement so as to cause any representation or warranty or any covenant or agreement on the part of Cardiome or New Correvio not to be satisfied;

(b)	by Cardiome if at any time prior to receipt of the Cardiome Shareholder Approval, Cardiome wishes to enter into a definitive agreement with respect to a Superior Proposal; or

(c)	by either Cardiome or Cipher if the Effective Time has not occurred on or before the Outside Date or the Cardiome Shareholder Approval is not obtained at the Meeting if prior to the earlier of the termination of the Arrangement Agreement or the Meeting: (A) a bona fide Acquisition Proposal or the intention to make an Acquisition Proposal with respect to Cardiome is made to Cardiome or is publically announced by any Person; and (B) within nine months after the date of termination of the Arrangement Agreement or the Meeting either (1) the Acquisition Proposal is accepted, recommended or approved by the Cardiome Board, or (2) any Person or company acquires more than 50% of the issued and outstanding Cardiome Shares or more than 50% of the consolidated assets of Cardiome under such Acquisition Proposal. For the purposes of this termination provision, references to 20% in the definition of Acquisition Proposal will be deemed to be 50%.

The Termination Fee is payable by Cardiome if the Arrangement Agreement is terminated by Cardiome if Cipher is in default of either its obligations to (a) perform all its covenants on or before the Effective Time, or (b) ensure that all its representations or warranties are true and correct as of the Effective Time; provided, however, that Cardiome is not in breach of the Arrangement Agreement so as to cause any representation or warranty or any covenant or agreement on the part of Cipher not to be satisfied.

See “The Arrangement – The Arrangement Agreement – Termination”.

Procedure for Exchange of Cardiome Shares

On the Effective Date, each outstanding Cardiome Share (other than Cardiome Shares held by Cardiome or Cipher or any affiliates thereof) will be irrevocably assigned and transferred by the Cardiome Shareholder to New Correvio, free and clear of all Encumbrances, in exchange for the right to receive one New Correvio Share (subject to any adjustment of the Exchange Ratio) and a new ISIN/CUSIP number will be assigned to the New Correvio Shares. The foregoing will be completed through a process called a “Replace on Transfer”. Cardiome Shareholders will not be required to take any action in this regard. The share exchange and ISIN/CUSIP will be automatically applied on the systems of Computershare Investor Services Inc. for Cardiome Shareholders who hold shares through CDS or DTC in book-entry form. Physical Holders will be deemed to hold New Correvio Shares reflecting the share exchange and new ISIN/CUSIP. Following the Effective Date, Physical Holders may mail their certificates to Computershare Investor Services Inc. and have new certificates representing New Correvio Shares mailed to them; however, Physical Holders are not required to do so.

Dissent Rights

The Interim Order expressly provides Registered Cardiome Shareholders with the right to dissent with respect to the Arrangement Resolution.

Each Dissenting Cardiome Shareholder is entitled to be paid the fair value (determined as of immediately before the passing of the Arrangement Resolution) of all, but not less than all, of such holder’s Cardiome Shares.

A Non-Registered Cardiome Shareholder will not be entitled to exercise his, her or its rights of dissent directly (unless the Cardiome Shares are re-registered in the holder’s name).

To exercise Dissent Rights, a Cardiome Shareholder must dissent with respect to all Cardiome Shares of which it is the registered and beneficial owner. Any failure by a Cardiome Shareholder to fully comply with the provisions of the CBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order, may result in the loss of that holder’s Dissent Rights. See “Dissent Rights” and Appendix “D”.

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Income Tax Considerations

Summary of Certain Canadian Income Tax Considerations

Generally, a Cardiome Shareholder that is resident in Canada for the purposes of the Tax Act will not recognize a capital gain or a capital loss in respect of the exchange of Cardiome Shares for New Correvio Shares, pursuant to the Arrangement unless the Cardiome Shareholder chooses to recognize any portion of the capital gain or capital loss otherwise arising by taking the positive step of reporting the capital gain or capital loss in the Cardiome Shareholder’s tax return under the Tax Act for the Cardiome Shareholder’s taxation year in which the exchange occurs.

A Cardiome Shareholder that is not resident in Canada for the purposes of the Tax Act will generally not be taxable in Canada with respect to any capital gains arising on the disposition of Cardiome Shares pursuant to the Arrangement provided that such Cardiome Shares do not constitute “taxable Canadian property” as defined in the Tax Act to such Cardiome Shareholder.

The foregoing summary is qualified in its entirety by the more detailed summary set forth in this Circular under the heading “Certain Canadian Federal Income Tax Considerations”. Cardiome Shareholders should consult their own tax advisors regarding the Canadian federal tax consequences of the Arrangement.

See “Certain Canadian Federal Income Tax Considerations”.

For more information on the material U.S. federal and foreign income tax consequences of the Arrangement see “Certain U.S. Federal Income Tax Considerations” and “Certain Foreign Income Tax Considerations”.

Risk Factors

Cardiome Shareholders should carefully consider the risk factors relating to the Arrangement. Some of these risks include, but are not limited to: (i) the Arrangement Agreement may be terminated in certain circumstances; (ii) there can be no certainty that all conditions precedent to the Arrangement will be satisfied; (iii) Cardiome will incur costs even if the Arrangement is not completed, and also may be required to pay the Termination Fee to Cipher; (iv) the Termination Fee provided under the Arrangement Agreement may discourage other parties from attempting to acquire Cardiome; and (v) the market price for Cardiome Shares may decline.

For more information see “The Arrangement – Risks Associated with the Arrangement”. Additional risks and uncertainties, including those currently unknown or considered immaterial by Cardiome, may also adversely affect the Cardiome Shares, the New Correvio Shares, and/or the businesses of Cardiome and New Correvio, following the Arrangement. In addition to the risk factors relating to the Arrangement set out in this Circular, Cardiome Shareholders should also carefully consider the risk factors associated with the businesses of Cardiome, included in this Circular, including the documents incorporated by reference therein. See “The Arrangement – Risks Associated with the Arrangement” and Appendix “E” for a description of these risks.

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GENERAL PROXY INFORMATION

Solicitation of Proxies

This Circular is furnished in connection with the solicitation of proxies by the management of Cardiome for use at the Meeting, to be held on May 9, 2018, at the time and place and for the purposes set forth in the accompanying Notice of Annual and Special Meeting. The solicitation will be primarily by mail; however, proxies may also be solicited personally or by telephone by the directors, officers or employees of Cardiome. Cardiome may also pay brokers or other persons holding Cardiome Shares in their own names or in the names of nominees for their reasonable expenses of sending proxies and proxy materials to Non-Registered Shareholders for the purposes of obtaining their proxies. The costs of this solicitation are being borne by Cardiome. The Company will not transmit proxy materials using notice-and-access.

How the Vote for the Arrangement Resolution is Approved

At the Meeting, Cardiome Shareholders will be asked, among other things, to consider and to vote to approve the Arrangement Resolution. In order to become effective, the Arrangement must be approved by a special resolution passed by at least two-thirds of the votes cast by Cardiome Shareholders at the Meeting present in person or represented by proxy voting as a single class. Completion of the Arrangement is also subject to receipt of certain required regulatory approvals, including the approval of the TSX, Nasdaq, and other customary closing conditions, all of which are described in more detail in the Circular.

Who can Vote?

The information set out in this section is of significant importance to many Cardiome Shareholders as a substantial number of Cardiome Shareholders do not hold their Cardiome Shares in their own name. This Circular and the accompanying materials are being sent to Registered Cardiome Shareholders and Non-Registered Holders, who are Cardiome Shareholders who hold their Cardiome Shares through a broker, investment dealer or other intermediary (each, an “Intermediary”).

If you are a Registered Cardiome Shareholder as at April 2, 2018, you are entitled to attend the Meeting and cast one vote for each Cardiome Share registered in your name on the Arrangement Resolution. If the Cardiome Shares are registered in the name of a corporation, a duly authorized officer of the corporation may attend on its behalf, but documentation indicating such officer’s authority may be required to be presented at the Meeting. If you are a Registered Cardiome Shareholder but do not wish to, or cannot, attend the Meeting in person you can appoint someone who will attend the Meeting and act as your proxyholder to vote in accordance with your instructions. If your Cardiome Shares are registered in the name of a “nominee” (usually a bank, trust company, securities dealer or other financial institution) you should refer to the section entitled “Non-Registered Holders” set out below.

It is important that your Cardiome Shares be represented at the Meeting regardless of the number of Cardiome Shares you hold. If you will not be attending the Meeting in person, we encourage you to complete, date, sign and return your form of proxy as soon as possible so that your Cardiome Shares will be represented.

What is a Form of Proxy?

A form of proxy is a document that authorizes someone to attend the Meeting and cast your votes for you. We have enclosed a form of proxy with this Circular. You should use it to appoint a proxyholder, although you can also use any other legal form of proxy.

Appointment of Proxies

If you do not attend the Meeting, you can still make your votes count by appointing a person or company who will be there to act as your proxyholder at the Meeting.

Your proxyholder is the person you appoint and name on the proxy form to cast your votes for you. You can appoint the persons named in the enclosed form of proxy, who are each a director or an officer of Cardiome. You can choose any person or company you want to be your proxyholder. It does not have to be another shareholder or the person designated in the enclosed form. Simply fill in the person’s name in the blank space provided on the enclosed proxy form or complete any other legal proxy form and deliver it to Computershare Investor Services Inc. within the time hereinafter specified for receipt of proxies.

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To vote your Cardiome Shares, your proxyholder must attend the Meeting. Regardless of who you appoint as your proxyholder, you can either instruct that appointee how you want to vote or you can let your appointee decide for you. You can do this by completing a form of proxy. In order to be valid, you must return the completed form of proxy forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or any adjournment or postponement thereof to our transfer agent, Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, Attention: Proxy Department, or by fax to 1-866-249-7775 (toll- free). The time limit for deposit of proxies may be waived or extended by the Chairperson of the Meeting at his discretion, without notice.

Instructing your Proxy and Exercise of Discretion by your Proxy

You may indicate on your form of proxy how you wish your proxyholder to vote your Cardiome Shares. Cardiome Shares represented by proxy will be voted for or against, or withheld from voting, on a particular issue according to the instructions of the Cardiome Shareholder. To do this, simply mark the appropriate boxes on the form of proxy. If you do this, your proxyholder must vote your Cardiome Shares in accordance with the instructions you have given.

If you do not give any instructions as to how to vote on a particular issue to be decided at the Meeting, your proxyholder can vote your shares as he or she thinks fit. If you have appointed the persons designated in the form of proxy as your proxyholder they will, unless you give contrary instructions, vote FOR the matters set out in the Notice of Annual and Special Meeting

In order to approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required (an “ordinary resolution”) unless the motion requires a “special resolution” in which case a majority of 66⅔% of the votes cast will be required.

Further details about these matters are set out in this Circular. The enclosed form of proxy gives the persons named on it the authority to use their discretion in voting on amendments or variations to matters identified on the Notice of Annual and Special Meeting. At the time of printing this Circular, the management of Cardiome is not aware of any other matter to be presented for action at the Meeting. If, however, other matters do properly come before the Meeting, the persons named on the enclosed form of proxy will vote on them in accordance with their best judgment, pursuant to the discretionary authority conferred by the form of proxy with respect to such matters.

Changing your mind

If you want to revoke your proxy after you have delivered it, you can do so at any time before the proxy cut-off. If you want to change your vote after you have delivered a proxy, you can do so by submitting a new, later dated proxy before the proxy-cut off time. Alternatively, if you are a Registered Cardiome Shareholder on the Record Date you can also change your vote by attending the Meeting and voting in person.

If you change your vote by submitting a new proxy before the proxy deadline or by attending the Meeting to vote in person, that will revoke any previously filed proxy.

Also, you can revoke your proxy without a new vote by signing a written statement which indicates, clearly, that you want to revoke your proxy and delivering this signed written statement to the registered office of Cardiome at Suite 2600, 595 Burrard Street, Vancouver, British Columbia V7X 1L3, Attention: Joseph Garcia, or in any other manner permitted by law.

Your proxy will only be revoked if a revocation is received at any time up to and including the last Business Day preceding the day of the Meeting, or delivered to the person presiding at the Meeting before it commences. If you revoke your proxy and do not replace it with another that is deposited with us before the deadline, you can still vote your shares, but to do so you must attend the Meeting in person.

Non-Registered Holders

If your Cardiome Shares are not registered in your own name, they will be held in the name of a “nominee”, usually a bank, trust company, securities dealer or other financial institution and, as such, your nominee will be the entity legally entitled to vote your Cardiome Shares and must seek your instructions as to how to vote your Cardiome Shares.

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If you are a Non-Registered Holder, your Intermediary will send you a voting instruction form (“VIF”) or, less frequently, a proxy form with this Circular. This form will instruct the Intermediary as to how to vote your Cardiome Shares at the Meeting on your behalf. You must follow the instructions from your Intermediary to vote.

Intermediaries are required to forward the Meeting materials to Non-Registered Holders unless in the case of certain proxy-related materials the Non-Registered Holder has waived the right to receive them. The majority of Intermediaries now delegate responsibility for obtaining instructions from Non-Registered Holders to Broadridge. Broadridge typically mails a VIF to Non-Registered Holders and asks Non-Registered Holders to return the VIF to Broadridge (in some cases the completion of the VIF may be by telephone or the internet). Broadridge will tabulate the results of all instructions received and provide the appropriate instructions respecting the voting of Cardiome Shares to be represented at the Meeting.

Additionally, there are two kinds of Non-Registered Holders: (i) those who object to their name being made known to the issuers of securities which they own, known as objecting beneficial owners (“OBOs”); and (ii) those who do not object to their name being made known to the issuers of securities which they own, known as non-objecting beneficial owners (“NOBOs”).

For greater certainty, Non-Registered Holders should note that they are not entitled to use a VIF or proxy form received from Broadridge or their Intermediary to vote Cardiome Shares directly at the Meeting. Instead, the Non- Registered Holder must complete the VIF or proxy form and return it as instructed on the form. The Non-Registered Holder must complete these steps well in advance of the Meeting in order to ensure such Cardiome Shares are voted.

In the alternative, if you wish to vote in person at the Meeting or have another person attend and vote in person on your behalf, insert your name or such other person’s name in the space provided for the proxyholder appointment in the VIF or proxy form, and return it as instructed by your Intermediary. Your Intermediary may have also provided you with the option of appointing yourself or someone else to attend and vote on your behalf at the Meeting. When you arrive at the Meeting please register with the scrutineer.

Non-Registered Holders who have questions or concerns regarding any of these procedures may also contact their Intermediary. It is recommended that inquiries of this kind be made well in advance of the Meeting.

Management of Cardiome will pay for Intermediaries to forward this Circular, the proxy form or a VIF to OBOs under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer.

Voting Securities and Principal Holders

The authorized share capital of Cardiome consists of an unlimited number of Cardiome Shares and an unlimited number of preferred shares without par value, issuable in series, of which Series A Preferred Shares have been assigned special rights and restrictions. Cardiome Shareholders are entitled to one vote for each Cardiome Share held.

At the close of business on the Record Date, there were 34,868,962 Cardiome Shares outstanding and no preferred shares outstanding. To the knowledge of Cardiome’s directors and officers, no persons or companies beneficially own, or exercise control or direction over, directly or indirectly, shares carrying more than 10% of the voting rights attached to all Cardiome Shares, other than as set out below:

Name	Number of Shares	Percentage of Outstanding Shares

Westfield Capital Management Company LP	4,370,913	12.54%

BUSINESS OF THE MEETING

Receipt of Financial Statements

The consolidated financial statements of the Company for the year ended December 31, 2017 and the auditors’ report thereon will be placed before the Cardiome Shareholders at the Meeting.

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Election of Directors

The Articles of Amalgamation of the Company provide that the Company shall have a minimum of three and a maximum of twenty directors. The Cardiome Board presently consists of six directors, all of whom Cardiome’s management has nominated for re-election at the Meeting.

Each director of the Company is elected annually and holds office until the next annual meeting of the Company unless he or she ceases to hold office prior to such time. The persons proposed for nomination are, in the opinion of the Cardiome Board and management, well qualified to act as directors for the ensuing year. The persons named in the enclosed form of proxy intend to vote for the election of such nominees. The Cardiome Board has adopted a Majority Voting Policy stipulating that shareholders shall be entitled to vote in favour of, or withhold from voting for, each individual director nominee at a shareholders’ meeting. If the number of Cardiome Shares “withheld” for any nominee exceeds the number of Cardiome Shares voted “for” the nominee, then, notwithstanding that such director was duly elected as a matter of corporate law, he or she shall tender his or her written resignation to the chair of the Cardiome Board. The GN Committee will consider such offer of resignation and will make a recommendation to the Cardiome Board concerning the acceptance or rejection of the resignation after considering, among other things, the stated reasons, if any, why certain shareholders “withheld” votes for the director, the qualifications of the director and whether the director’s resignation from the Cardiome Board would be in the best interests of the Company. The Cardiome Board must take formal action on the GN Committee’s recommendation within 90 days of the date of the applicable shareholders meeting and announce its decision by press release. The policy does not apply in circumstances involving contested director elections.

Effective May 17, 2013, the Cardiome Board adopted an advance notice policy regarding the nomination of directors. Following shareholder approval on June 28, 2013, the advance notice policy was incorporated into the by- laws of the Company (the “Advance Notice Provision”). The purpose of the Advance Notice Provision is to provide shareholders, directors and management of the Company with direction on the procedure for shareholder nomination of directors. The Advance Notice Provision is the framework by which the Company seeks to fix a deadline by which registered or beneficial holders of Cardiome Shares of the Company must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form. The Advance Notice Provision provides that only persons who are nominated (i) by or at the direction of the Cardiome Board, (ii) by or at the direction or request of one or more shareholders pursuant to a proposal or requisition made in accordance with the provisions of the CBCA, or (iii) by any person who, at the close of business on the notice date and on the record date for notice of such meeting, is entered in the central securities register as a holder of shares carrying the right to vote at such meeting or who beneficially owns shares carrying the right to vote at such meeting and provides evidence of such beneficial ownership to the Company, and who complies with the notice procedures set forth in the Advance Notice Provision shall be eligible for election as directors of the Company. The Advance Notice Provision further provides that in the case of an annual general meeting, notice to the Company must be given no less than 30 nor more than 60 days prior to the date of the meeting; provided that if the meeting is to be held on a date that is less than 60 days after the date on which the first public announcement of the date of the meeting was made, notice may be given no later than the close of business on the 10th day following such public announcement. For special meetings that are not also an annual meeting, notice to the Company must be made no later than the close of business on the 10th day following the day on which the first public announcement of the date of the special meeting was made. The Cardiome Board may, in its sole discretion, waive any requirement of the Advance Notice Provision.

The following table sets forth for all persons proposed to be nominated by management for election as director, the positions and offices with the Company now held by them, their present principal occupation and principal occupation for the preceding five years (or longer), the periods during which they have served as directors of the Company and the number of Cardiome Shares beneficially owned, directly or indirectly, by each of them, or over which they exercise control or direction as at the date of this Circular.

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	Position with the
	Company and
	Date the		No. of Cardiome	No. of Securities
	Individual	Present Principal Occupation and	Shares Beneficially	Underlying
Name, Province/State and Country of Residence(1)	Became a Director	Principal Occupation for Five Preceding Years(1)	Owned, Controlled or Directed(1)(2)	Unexercised Stock Options(1)
Richard M. Glickman(3) (4) (5)	Director	Chief Executive Officer, Aurinia	14,444	50,000
British Columbia, Canada	December 11, 2006	Pharmaceuticals (February 2017 to present)(8); Retired (July 2007 to January 2017)
W. James O’Shea(3) (4)	Director	Retired (September 2007 to present)	25,000	68,974
Massachusetts, United States	June 17, 2014
William L. Hunter, MD, MSc.(7) British Columbia, Canada	Director June 11, 2007	President and Chief Executive Officer, Cardiome (July 2012 to present)(9); President and Chief Executive Officer, Angiotech Pharmaceuticals, Inc. (1997 to October 2011)	1,020,881	1,330,000
Mark H. Corrigan, MD(3) (5) (6)	Director	Retired (August 2016 to present),	10,000	39,000
Massachusetts, United States	June 22, 2015	Chairman of the Board, Epirus Pharmaceuticals (July 2014 to July 2016); Chief Executive Officer, Zalicus, Inc. (January 2010 to June 2014)
Arthur H. Willms(4) (5)	Director	Retired (2009 to present)	18,000	39,000
British Columbia, Canada	June 22, 2015
Robert J. Meyer, MD(6) Virginia, United States	Director September 25, 2015	Principal, Drug and Biological Products, Greenleaf Health(10)	8,420	35,100
		(January 2018 - present); Associate Professor of Public Health Sciences and Director of Virginia Center for Translational and Regulatory Sciences, University of Virginia(11)
		(March 2013 - December 2017)

Notes:

(1)	This information has been provided by the respective nominee as of the date of this Circular.
(2)	The number of Cardiome Shares held includes Cardiome Shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by the proposed nominee.
(3)	Member of the GN Committee. Dr. Corrigan is the Chair of this Committee.
(4)	Member of the Audit Committee. Mr. Willms is the Chair of this Committee.
(5)	Member of the Compensation Committee. Dr. Glickman is the Chair of this Committee.
(6)	Member of the Special Committee. Dr. Corrigan is the Chair of this Committee.
(7)	Dr. Hunter was appointed President and Chief Executive Officer in July 2012.
(8)	The principal business of Aurinia Pharmaceuticals is developing and delivering innovative products to patients suffering from debilitating diseases such as lupus nephritis.
(9)	The principal business of Cardiome is offering patients and healthcare providers innovative therapeutic options that effectively, safely and conveniently manage acute medical conditions to improve health and quality of life.
(10)	The principal business of Greenleaf Health is U.S. Food and Drug Administration regulatory strategic consulting to life sciences companies.
(11)	The principal business of the Translational and Regulatory Sciences at the University Virginia School of Medicine is developing a regulatory science educational track, as well as providing regulatory and translational knowledge resources to University and external entities who seek to translate basic science discoveries to the bedside.

The Company is not aware that any of the above nominees will be unable or unwilling to serve; however, should the Company become aware of such an occurrence before the election of directors takes place at the Meeting, if one of the persons named in the enclosed form of proxy is appointed as proxyholder, it is intended that the discretionary power granted under such proxy will be used to vote for any substitute nominee or nominees whom the Company in its discretion may select.

To the best knowledge of management of the Company, no proposed director of the Company:

(a)	is, as at the date of this Circular, or has been, within the ten years before, a director or executive officer of any company (including Cardiome), that while that person was acting in that capacity,

(i)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days,

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(ii)	was subject to an event that resulted, after the proposed director ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or

(iii)	or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)	has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, except in respect of the following companies:

•	Angiotech and each of the following subsidiaries: 0741693 B.C. Ltd. and Angiotech International Holdings Corp. (the “Angiotech Canadian Subsidiaries”) and Angiotech Pharmaceuticals (US), Inc., American Medical Instruments Holdings Inc., NeuColl Inc., Angiotech BioCoatings Corp., Afmedica Inc., Quill Medical Inc., Angiotech America Inc., Angiotech Florida Holdings Inc., B.G. Sulzle Inc., Surgical Specialties Company, Angiotech Delaware Inc., Medical Device Technologies Inc., Manan Medical Products Inc. and Surgical Specialties Puerto Rico Inc. (the “Angiotech U.S. Subsidiaries”). On January 28, 2011, Angiotech, the Angiotech Canadian Subsidiaries and the Angiotech U.S. Subsidiaries voluntarily filed a petition under the Companies’ Creditors Arrangement Act (the “CCAA”) in the Supreme Court of British Columbia to implement a proposed recapitalization transaction. On January 31, 2011, the Angiotech U.S. Subsidiaries filed a voluntary petition under Chapter 15 of Title 11 of the United States Code to obtain recognition and enforcement in the United States for certain relief granted in the CCAA proceedings, and to obtain assistance of the United States courts to the Supreme Court of British Columbia in effectuating the proposed recapitalization. Dr. William Hunter was the president and chief executive officer and a director of Angiotech until October 2011, and Mr. Willms was a director of Angiotech until May 2011.

•	On July 25, 2016, Epirus Biopharmaceuticals, Inc. (“Epirus”) filed a voluntary petition for relief under the provisions of Chapter 7 of Title 11 of the United States Code in the United States Bankruptcy Court for the District of Massachusetts. As a result of this filing, a Chapter 7 trustee was appointed to assume control of Epirus. Dr. William Hunter and Dr. Mark Corrigan were directors of Epirus until July 25, 2016.

To the best knowledge of management of the Company, none of the proposed directors of Cardiome have been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Appointment and Remuneration of Auditors

KPMG LLP, Chartered Professional Accountants (“KPMG”) will be nominated at the Meeting for appointment as auditor of the Company until the next annual general meeting of Cardiome Shareholders or until a successor is appointed, at remuneration to be fixed by the directors. KPMG is located at 4th Floor, 777 Dunsmuir Street, Vancouver, British Columbia.

There have been no reportable events between the Company and KPMG for the purposes of National Instrument 51-102 – Continuous Disclosure Obligations.

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To be approved, the resolution must be passed by a majority of the votes cast by the Cardiome Shareholders at the Meeting. Unless otherwise instructed, the named proxyholders will vote FOR the resolution approving the appointment of the auditor and authorizing the directors to fix the auditor’s remuneration.

Principal Accountant Fees and Services

The following table sets out the fees billed to the Company by KPMG for professional services for the financial years ended December 31, 2017 and December 31, 2016. All dollar amounts are reflected in Canadian dollars. During 2017 and 2016, KPMG was the Company’s only external auditor:

	December 31, 2017	December 31, 2016
Audit Fees(1)	$539,185	$574,500
Audit-Related Fees(2)	$60,500	$45,200
Tax Fees(3)	$106,660	Nil
All Other Fees	Nil	Nil

Notes:

(1)	Audit fees consist of fees for the audit and interim reviews of the Company’s consolidated financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.
(2)	Audit-related fees are fees for assurance and related services reasonably related to the performance of the audit or review of our consolidated financial statements that are not reported under “Audit Fees”.
(3)	Tax fees include tax compliance, tax planning, tax advice and various taxation matters.

Pre-Approval Policies

In accordance with the Sarbanes-Oxley Act of 2002, all audit and non-audit services performed by KPMG for the year ended December 31, 2017 were pre-approved by the Audit Committee. It is the Company’s policy that all audit and non-audit services performed by the Company’s auditor will continue to be pre-approved by the Audit Committee.

STATEMENT OF EXECUTIVE COMPENSATION

Further information on the executive compensation program of the Company can be found in Appendix “J” to this Circular.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No current or former director or executive officer of the Company, no proposed nominee for election as a director of the Company, and no associate of any such director, executive officer or proposed nominee, at any time during the most recently completed financial year has been indebted to the Company or any of its subsidiaries or had indebtedness to another entity that is, or has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set out herein, none of the directors or officers of the Company, no director or officer of a company that is itself an informed person or a subsidiary of the Company, no person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercised control or direction, directly or indirectly, over voting securities of the Company or a combination of both carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Company entitled to vote in connection with any matters being proposed for consideration at the Meeting, no proposed director or nominee for election as director of the Company and no associate or affiliate of any of the foregoing has or had any material interest, direct or indirect, in any transaction or proposed transaction since the beginning of the Company’s last financial year that has materially affected or would or could materially affect the Company or any of its subsidiaries.

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CORPORATE GOVERNANCE PRACTICES

Effective June 30, 2005, National Instrument 58-101 – Disclosure of Corporate Governance Practice (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”) were adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on governance practices. The Company is also subject to National Instrument 52-110 – Audit Committees (“NI 52-110”), which has been adopted in each of the provinces and territories of Canada and which prescribes certain requirements in relation to audit committees. In addition to the disclosure provided below, the disclosure on the Audit Committee of Cardiome Pharma Corp. (the “Company”) required by NI 52-110 can be located in the Company’s Annual Information Form dated April 2, 2018 at www.sedar.com.

Further information on the corporate governance practices of the Company can be found in Appendix “K” to this Circular.

THE ARRANGEMENT

At the Meeting, Cardiome Shareholders will be asked to consider and, if thought advisable, to pass, the Arrangement Resolution. The Arrangement, the Plan of Arrangement and the terms of the Arrangement Agreement are summarized below. This summary does not purport to be complete and is qualified in its entirety by reference to the Arrangement Agreement, which has been filed by Cardiome under its profile on SEDAR at www.sedar.com, and the Plan of Arrangement, which is attached to this Circular as Appendix “B”.

In order to become effective, the Arrangement must be approved by a special resolution passed by at least two-thirds of the votes cast by Cardiome Shareholders at the Meeting present in person or represented by proxy voting as a single class. Completion of the Arrangement is also subject to the receipt of certain required regulatory approvals, including the approval of the TSX, Nasdaq and the Court, and other customary closing conditions. A copy of the Arrangement Resolution is set out in Appendix “A” of this Circular.

Unless otherwise directed, it is management’s intention to vote FOR the Arrangement Resolution. If you do not specify how you want your Cardiome Shares voted, the persons named as proxyholders will cast the votes represented by your proxy at the Meeting FOR the Arrangement Resolution.

If the Arrangement is approved at the Meeting and the Final Order approving the Arrangement is issued by the Court and the applicable conditions to the completion of the Arrangement are satisfied or waived, the Arrangement will take effect commencing at the Effective Time (which will be at 12:01 a.m. (Vancouver time)) on the Effective Date (which is expected to be on or about May 14, 2018).

Principal Steps to the Arrangement

Under the Plan of Arrangement, commencing at the Effective Time, the following principal steps will occur and will be deemed to occur on the Effective Date, without any further act or formality by any of the Parties or any other Person, in the order and timing set out in the Plan of Arrangement:

Dissent Shares

Each Cardiome Share held by a Dissenting Cardiome Shareholder will be deemed to be transferred, free and clear of all Encumbrances, to Cardiome and New Correvio will be obliged to pay the amount payable pursuant to the Plan of Arrangement. Cardiome will be recorded as the registered holder of the Dissent Shares and will be deemed to be the legal and beneficial owner of such shares.

Share Exchange

Each outstanding Cardiome Share (other than Cardiome Shares held by Cardiome or Cipher or any affiliates thereof) will be irrevocably assigned and transferred by the Cardiome Shareholder to New Correvio, free and clear of all Encumbrances, in exchange for one New Correvio Share (subject to any adjustment of the Exchange Ratio), and:

(a)	the Cardiome Shareholder will cease to be the holder of the Cardiome Share and to have any rights as holder of the Cardiome Share other than the right to receive one New Correvio Share (subject to any adjustment of the Exchange Ratio);

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(b)	the Cardiome Shareholder’s name will be removed from the share register of Cardiome; and

(c)	New Correvio will be deemed to be the transferee and the legal and beneficial holder of the Cardiome Share, free and clear of all encumbrances, and will be entered as the registered holder of such Cardiome Share in the share register of Cardiome.

Each New Correvio Share previously held by Cardiome will be cancelled and upon its cancellation, Cardiome will be deemed to be granted the right to receive from New Correvio, a cash payment equal to the Initial Share Price. Cardiome will cease to have any rights as a holder of New Correvio Shares other than the right to be paid the Initial Share Price per New Correvio Share in accordance with the Agreement.

Cardiome RSUs

Each Cardiome RSU outstanding immediately prior to the Effective Time (whether vested or unvested) will be deemed to be unconditionally vested, and will be deemed to be assigned and transferred by the holder of the Cardiome RSUs to Cardiome in exchange for a cash payment from Cardiome equal to its fair market value, as determined by the Board of New Correvio, at the Effective Time, less any applicable withholdings, and each such Cardiome RSU will immediately be cancelled. Immediately following the cancellation of all Cardiome RSUs, Cardiome will have no further liability with respect to any Cardiome RSUs or any current or former holder of Cardiome RSUs and the Cardiome RSU Plan will be cancelled and terminated.

Cardiome PSUs

Each Cardiome PSU outstanding immediately prior to the Effective Time (whether vested or unvested) will be deemed to be unconditionally vested, and will be deemed to be assigned and transferred by the holder of the Cardiome PSUs to Cardiome in exchange for a cash payment from Cardiome equal to its fair market value, as determined by the Board of New Correvio, at the Effective Time, less any applicable withholdings, and each such Cardiome PSU will immediately be cancelled. Immediately following the cancellation of all Cardiome PSUs, Cardiome will have no further liability with respect to any Cardiome PSUs or any current or former holder of Cardiome PSUs and the Cardiome PSU Plan will be cancelled and terminated.

Cardiome Options

Each Cardiome Option outstanding immediately prior to the Effective Time will be exchanged for a New Correvio Replacement Option to purchase from New Correvio the number of New Correvio Shares equal to the number of Cardiome Shares subject to the Cardiome Option immediately before the Effective Time, subject to any adjustment to the Exchange Ratio. The exercise price per New Correvio Replacement Option will be an amount equal to the exercise price per Cardiome Option immediately prior to the Effective Time, subject to any adjustment required pursuant to an adjustment of the Exchange Ratio. Except as set out above, all terms and conditions of a New Correvio Replacement Option, including the term to expiry, conditions to and manner of exercising, will be the same as the Cardiome Option for which it was exchanged. Each New Correvio Replacement Option will be governed by the terms of the New Correvio Stock Option Plan and any document evidencing a Cardiome Option will thereafter evidence and be deemed to evidence a New Correvio Replacement Option. Immediately following the exchange of Cardiome Options for New Correvio Replacements Options, Cardiome will have no further liability with respect to any Cardiome Options or any current or former Cardiome Optionholder and the Cardiome Stock Option Plan will be cancelled and terminated.

Assigned Assets and Assumed Liabilities

From and after the Effective Date, without further act or formality:

(a)	Cardiome will be deemed to have transferred to New Correvio all of the Assigned Assets and New Correvio will be deemed to own and hold all of the Assigned Assets from and after the Effective Date; and

(b)	Cardiome will be deemed to have assigned and transferred to New Correvio, and New Correvio will be deemed to have accepted from Cardiome, all of the Assumed Liabilities from and after the Effective Date.

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Cardiome Shares

Each outstanding Cardiome Share held by New Correvio will be irrevocably assigned and transferred to Cipher, free and clear of all encumbrances, in exchange for the payment from Cipher to New Correvio of the Share Purchase Consideration.

Background to the Arrangement

The provisions of the Arrangement Agreement are the result of arm’s length negotiations between Representatives of Cardiome and Cipher and their respective financial and legal advisors. In the fall of 2017 Cardiome began having discussions with several parties respecting possible transactions for its Canadian assets. Representatives of Cardiome solicited a number of other companies to determine their level of interest in pursuing a similar transaction to what is currently proposed with Cipher. The surveyed parties had varying degrees of verbal interest, however, following a meeting between a representative of Cardiome and a representative of Cipher on November 8, 2017, it was determined that Cipher would present Cardiome with a formal non-binding proposal in the coming weeks. Such proposal was presented to Cardiome during a face to face meeting in Cipher’s office on December 12, 2018 and shortly after Cardiome’s management determined that, after comparing Cipher’s proposal to the discussions with other parties, a potential transaction with Cipher was most likely to provide the greatest benefit to Cardiome’s shareholders from the available options. On that basis, Cardiome entered into an exclusivity undertaking on January 2, 2018, which gave Cipher the exclusive right to negotiate a transaction until January 31, 2018 or until February 14, 2018 if a letter of intent was entered into between the parties before January 31, 2018. Cipher then commenced its due diligence. A letter of intent was entered into on January 9, 2018. The transaction that was being discussed could not be completed without certain third party approvals, and as such confidentiality agreements were entered into on January 24 and February 4, 2018, to allow the parties to talk to those third parties and seek their consent.

On February 8, 2018 a second non-binding letter of intent was entered into that extended Cipher’s exclusivity period to February 28, 2018. That letter also described the proposed transaction that was being discussed, namely in exchange for a cash payment of Cdn$25.5 million, Cipher would acquire:

•	Canadian patents, Canadian trade-marks and licenses to use certain patents and trade-marks in Canada along with associated contracts, regulatory and quality documentation and certain liabilities, all related to the following four commercial and pipeline hospital products administered in the acute care setting:

▪	Brinavess® (vernakalant IV), for the rapid conversion of recent onset atrial fibrillation to sinus rhythm;

▪	Aggrastat® (tirofiban hydrochloride), for the reduction of thrombotic cardiovascular events in patients with acute coronary syndrome;

▪	Xydalba™ (dalbavancin hydrochloride), the first and only 30-minute, one-dose treatment option for the treatment of acute bacterial skin and skin structure infections; and

▪	Trevyent® a drug device combination that delivers treprostinil, the world’s leading treatment for pulmonary arterial hypertension,

(collectively, the “Canadian Business”); and

•	after any assets and liabilities related to the Canadian Business that weren’t currently owned by Cardiome but were held by its wholly owned subsidiaries had been transferred into Cardiome, and all other assets and liabilities of Cardiome (the “International Business”) had been transferred out of Cardiome and into its subsidiaries that would be owned by New Correvio, Cipher would subsequently acquire all of the shares of Cardiome.

The letter also stated that the transaction would be subject to a number of customary provisions, including Cipher being satisfied with its diligence, receipt of all required approvals, break fees in amounts to be negotiated, and the negotiation of definitive agreements containing customary deal protections.

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On February 20, 2018, Cipher and Cardiome made presentations to the third parties whose consents would be needed for the transaction to be concluded. A draft arrangement agreement was prepared and provided by Cardiome’s counsel to Cipher’s counsel on February 21, 2018. On February 28, 2018 the exclusivity period ended, but the parties continued to negotiate a transaction. On March 2, 2018 and March 5, 2018, draft supply agreements in respect of Xydalba and Trevyent and draft third party consent language were provided to Cipher for their review. Draft sublicense agreements were also provided on March 5, 2018. On March 7, 2018, Cardiome agreed to extend Cipher’s exclusivity period to March 12, 2018. Throughout this period, negotiations continued on all aspects of the transaction between the parties, and the discussions necessary to secure the third party consents that Cipher required Cardiome have in hand prior to executing a definitive agreement also continued.

On March 15, 2018, the Cardiome Board reviewed with its legal counsel the terms of the draft arrangement agreement and received the opinion of Evans & Evans regarding the fairness, from a financial point of view, of the consideration to be received by Cardiome Shareholders pursuant to the Arrangement. After careful consideration, including a thorough review of the fairness opinion received from Evans & Evans, a thorough review of the terms of the Arrangement Agreement, and taking into account the best interests of Cardiome and the impact on Cardiome’s stakeholders, and consultation with its legal advisors, the Cardiome Board unanimously resolved: (i) to accept the advice of its legal and financial advisors; (ii) that the Arrangement is fair, from a financial point of view, to the Cardiome Shareholders and is in the best interests of Cardiome; and (iii) to approve the Arrangement and to recommend that Cardiome Shareholders vote in favour of the Arrangement Resolution. However, it was a condition to the execution of the arrangement agreement by Cipher that Cardiome have in hand a third party consent that had not been received by March 15, 2018. The Cardiome Board instructed Cardiome’s management to continue negotiations to obtain that third party consent.

On Friday, March 16, 2018 all of the supporting documentation that the third party required for its review was submitted to it and, on Monday, March 19, 2018 its consent was received and provided to Cipher for review. After Cipher confirmed that it was satisfied with the consent, the Arrangement Agreement was executed on the evening of March 19, 2018 and Cardiome and Cipher issued a joint press release announcing the transaction the following morning.

Recommendation of the Cardiome Special Committee and Cardiome Board

The Cardiome Special Committee, after receiving legal and financial advice and after consideration of the Fairness Opinion, the text of which is attached as Appendix “C” to the Circular, unanimously recommended that the Cardiome Board determine that the Arrangement is in the best interests of Cardiome and fair and reasonable to the Cardiome Shareholders, approve the entering into the Arrangement Agreement and recommend that the Cardiome Shareholders vote in favour of the Arrangement.

The Cardiome Board has unanimously determined, based on the recommendations of the Cardiome Special Committee and after consultation with its financial and legal advisors and its own deliberations, that the Arrangement is fair and reasonable to the Cardiome Shareholders and the Arrangement is in the best interests of Cardiome, and the Cardiome Board recommends that the Cardiome Shareholders vote in favour of the Arrangement Resolution. Accordingly, the Cardiome Board unanimously recommends that Cardiome Shareholders vote FOR the Arrangement Resolution.

All of the directors and senior officers of Cardiome have agreed to vote all of their Cardiome Shares (including any Cardiome Shares issued upon the exercise or vesting of any Cardiome Options, Cardiome RSUs or Cardiome PSUs prior to the Record Date that continue to be held as of the Record Date) in favour of the Arrangement Resolution, pursuant and subject to the terms of the Cardiome Voting Agreements.

Reasons for the Arrangement

The Cardiome Board has reviewed and considered information it considered relevant to its decision and considered a number of factors relating to the Arrangement with the benefit of advice from Cardiome’s senior management and its financial and legal advisors. The following is a summary of the principal reasons for the recommendation of the Cardiome Board that Cardiome Shareholders vote FOR the Arrangement Resolution:

(a)	Non-dilutive Financing. If the Arrangement is completed, Cardiome will have raised Cdn$25.5 million in financing for its International Business and for new strategic initiatives without Cardiome Shareholders suffering any dilution of their equity interests.

(b)	Improved Focus of Cardiome’s Primary Operations. Cardiome’s primary focus is commercializing its pharmaceuticals in areas within which it has established operations, such as its European direct sales business. Cardiome would have been required to invest heavily to achieve sufficient infrastructure in Canada to fully develop the Canadian Business, which management believes is not in the best interest of Cardiome at this time due to the financial and resource requirements of doing so.

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(c)	Continued Participation by Cardiome Shareholders in the International Business Through New Correvio. Cardiome Shareholders, through their ownership of New Correvio, will continue to own the International Business. They will hold 100% of the issued New Correvio Shares upon completion of the Arrangement. It is expected that the current management of Cardiome will continue in their current roles as management of New Correvio.

(d)	Reduces Cash Burn. Selling the Canadian Business reduces the overall cash New Correvio will be required to spend to develop its assets, thus reducing the need for additional financings.

(e)	Strategic Relationship. Establishes a long-term collaboration with Cipher, a top-tier Canadian pharmaceutical company, that is anticipated to result in additional product licenses between the two companies.

(f)	Receipt of Fairness Opinion. On March 15, 2018, the board of Cardiome received the written opinion of Evans & Evans that the terms of the Arrangement are fair, from a financial point of view, to the Cardiome Shareholders.

(g)	No Funding or Significant Regulatory or Third Party Approval Conditions. The Arrangement Agreement is not subject to a funding condition in favour of Cipher and it is not subject to the receipt of any significant regulatory or third party approvals which have not already been obtained, all of which gives improved certainty to the Arrangement.

(h)	Approval of Cardiome Shareholders and the Court are Required. The following required approvals protect the rights of Cardiome Shareholders: the Arrangement must be approved by at least two-thirds of the votes cast in respect of the Arrangement Resolution by Cardiome Shareholders, voting as a single class, who are present in person or represented by proxy at the Meeting; and the Arrangement must also be sanctioned by the Court, which will consider the fairness and reasonableness of the Arrangement to Cardiome Shareholders.

(i)	Superior Proposals. The Arrangement Agreement allows the Cardiome Board, in the exercise of its fiduciary duties, to respond to certain unsolicited Acquisition Proposals, prior to the Cardiome Shareholder Approval, which may be superior to the Arrangement. The Cardiome Board received advice from its financial and legal advisors that the deal protection terms in the Arrangement Agreement are within the parameters typical in the market for similar transactions and should not be a significant deterrent to potential Superior Proposals.

(j)	Dissent Rights. Registered Cardiome Shareholders who oppose the Cardiome Arrangement may, on strict compliance with the dissent procedures in the Interim Order, exercise their Dissent Rights and receive the fair value of the Dissent Shares.

(k)	Support of Directors and Officers. The directors and senior officers of Cardiome have entered into voting agreements pursuant to which they agreed to vote in favour of the Arrangement. As of the Record Date, such directors and officers of Cardiome held 1,202,932 Cardiome Shares representing approximately 3.45% of the outstanding Cardiome Shares.

In view of the wide variety of factors and information considered in connection with their evaluation of the Arrangement, the Cardiome Board did not find it practicable to, and therefore did not, quantify or otherwise attempt to assign any relative weight to each specific factor or item of information considered in reaching their conclusions and recommendations. In addition, individual members of the Cardiome Board may have given different weights to different factors or items of information.

Fairness Opinion

Pursuant to an engagement letter dated February 23, 2018, the Cardiome Board retained Evans & Evans to act as the financial advisor to the Cardiome Board in connection with the Arrangement.

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Evans & Evans evaluated the fairness, from a financial point of view, of the Arrangement to the Cardiome Shareholders, Cardiome Optionholders and Cardiome Warrantholders. On March 12, 2018, at a meeting of the Cardiome Special Committee held to evaluate the Arrangement, Evans & Evans delivered a verbal opinion, which was subsequently confirmed by delivery of the written Fairness Opinion to the Cardiome Board. The Fairness Opinion provides that, as of March 15, 2018, based upon and subject to the assumptions, limitations and qualifications set out therein, the terms of the Arrangement are fair, from a financial point of view, to the Cardiome Shareholders, Cardiome Optionholders and Cardiome Warrantholders. The full text of the Fairness Opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Appendix “C” to this Circular. Cardiome Shareholders are urged to, and should, read the Fairness Opinion in its entirety.

After taking into consideration, among other things, the recommendation of the Cardiome Special Committee and the Fairness Opinion, the Cardiome Board unanimously determined that the Arrangement is fair and reasonable to the Cardiome Shareholders, Cardiome Optionholders and Cardiome Warrantholders and in the best interests of Cardiome and unanimously recommends that Cardiome Shareholders vote FOR the Arrangement Resolution to approve the Arrangement.

Evans & Evans will be paid a flat professional fee in connection with preparing the Fairness Opinion. In addition, Cardiome has agreed to reimburse Evans & Evans for its reasonable out-of-pocket expenses and to indemnify Evans

& Evans in certain circumstances.

Subject to the terms of its engagement, Evans & Evans has consented to the inclusion in this Circular of the Fairness Opinion, in its entirety, together with summaries of and references to the Fairness Opinion and other information relating to Evans & Evans and the Fairness Opinion. The Fairness Opinion was provided to the Cardiome Board and the Cardiome Special Committee, respectively, for their exclusive use only in considering the Arrangement and may not be relied upon by any other person or for any other purpose or published or disclosed to any other person, or used for any other purpose without Evans & Evans express written consent. The Fairness Opinion addresses only the fairness, from a financial point of view, of the the Arrangement to Cardiome Shareholders, Cardiome Optionholders and Cardiome Warrantholders and is not and should not be construed as a valuation or appraisal of Cardiome or any of its affiliates or their respective assets, liabilities or securities or as a recommendation to any Cardiome Shareholder as to how to vote with respect to the Arrangement or any other matter at the Meeting.

Treatment of Cardiome RSUs, Cardiome PSUs, Cardiome Options and Cardiome Warrants

Cardiome RSUs

Each Cardiome RSU outstanding immediately prior to the Effective Time will be redeemed on the Effective Date for a cash payment of an amount equal to its fair market value, as determined by the New Correvio Board, at the Effective Time, less any applicable withholdings.

Cardiome PSUs

Each Cardiome PSU outstanding immediately prior to the Effective Time will be redeemed on the Effective Date for a cash payment of an amount equal to its fair market value, as determined by the New Correvio Board, at the Effective Time, less any applicable withholdings.

Cardiome Options

Each Cardiome Option which is outstanding immediately prior to the Effective Time of the Arrangement will be deemed to be exchanged for a New Correvio Replacement Option to purchase the number of New Correvio Shares equal to the number of Cardiome Shares subject to the exchanged Cardiome Option immediately prior to the Effective Time (subject to any adjustment of the Exchange Ratio). The exercise price for the New Correvio Replacement Option will be an amount equal to the exercise price of the exchanged Cardiome Option immediately prior to the Effective Time.

Cardiome Warrants

Each Cardiome Warrant outstanding immediately prior to the Effective Time will be exercisable for the number of New Correvio Shares equal to the number of Cardiome Shares that the Cardiome Warrantholder would have been entitled to receive if the Cardiome Warrant had been exercised immediately prior to the Effective Time (subject to any adjustment of the Exchange Ratio), at the same aggregate exercise price. From and after the Effective Date, each Cardiome Warrant will continue to be governed by and be subject to the terms of the applicable warrant certificate or indenture, subject to any supplemental exercise documents issued by New Correvio to facilitate the exercise of such warrants and the payment of the corresponding portion of the exercise price associated with each of them

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Approval of Arrangement Resolution

At the Meeting, the Cardiome Shareholders will be asked to approve the Arrangement Resolution, the full text of which is set out in Appendix “A” to this Circular. In order for the Arrangement to become effective, as provided in the Interim Order and by the CBCA, the Arrangement must be approved by a special resolution passed by at least two-thirds of the votes cast by Cardiome Shareholders at the Meeting present in person or represented by proxy voting as a single class. Should Cardiome Shareholders fail to approve the Arrangement Resolution by the requisite majority the Arrangement will not be completed.

As at the date of the Arrangement Agreement, each of the directors and executive officers of Cardiome and their respective associated entities beneficially owned, or exercised control or direction over, less than 1% of the issued and outstanding Cardiome Shares, other than Dr. William Hunter (President and Chief Executive Officer), who held 2.35% of the outstanding Cardiome Shares as at that date.

In accordance with the provisions of MI 61-101, the independent directors of Cardiome, being all of the directors other than Dr. Hunter, have considered whether Dr. Hunter will receive a “collateral benefit” as a consequence of the Arrangement. The independent directors determined that the value of any benefit, net of any offsetting costs, to be received by Dr. Hunter is less than 5% of the total value of the consideration he expects to be entitled to receive under the Arrangement and, therefore, Dr. Hunter will not receive a “collateral benefit” as a consequence of the Arrangement. Accordingly, the Arrangement is not a “business combination” within the meaning of MI 61-101 and is therefore not subject to the minority approval and formal valuation requirements of MI 61-101.

The Cardiome Board has approved the terms of the Arrangement Agreement and the Plan of Arrangement and recommends that the Cardiome Shareholders vote FOR the Arrangement Resolution. See “The Arrangement – Recommendation of the Cardiome Special Committee and Cardiome Board” above.

Cardiome Voting Agreements

On March 19, 2018, Cipher entered into the Cardiome Voting Agreements with the Cardiome Supporting Shareholders. The Cardiome Voting Agreements set forth, among other things, the agreement of such directors and senior officers to vote their Cardiome Shares and, if applicable, any Cardiome Shares issued pursuant to the exercise or vesting of Cardiome Options, Cardiome RSUs or Cardiome PSUs, in favour of the Arrangement. As of the Record Date, 1,202,932 of the outstanding Cardiome Shares were subject to the Cardiome Voting Agreements, representing approximately 3.45% of the outstanding Cardiome Shares.

The Cardiome Voting Agreements require voting support in favour of the Arrangement, require the delivery of proxies to Cardiome if requested by Cipher, prohibit the exercise of any dissent rights in connection with the Arrangement, prohibit any actions that could reasonably be expected to adversely affect the success of the Arrangement, prohibit any actions that could reasonably result in an alternative Acquisition Proposal except as permitted pursuant to the Arrangement, and impose a contractual hold period on Cardiome Shares held by the Cardiome Supporting Shareholders expiring upon completion of the Arrangement, or upon earlier termination of the Cardiome Voting Agreements.

Each Cardiome Supporting Shareholder has agreed to vote his or her owned (directly or indirectly) Cardiome Shares, to the extent he or she is so entitled, in favour of the Arrangement Resolution. Under the terms of the Cardiome Voting Agreements, Cipher has acknowledged that each Cardiome Supporting Shareholder is bound under the Cardiome Voting Agreements only in such person’s capacity as a Cardiome Shareholder, and not in his or her capacity as a director or officer.

The Cardiome Voting Agreements automatically terminate on the first to occur of the following: (i) the date the parties agree to in writing; or (ii) the date, if any, that the Arrangement Agreement is terminated in accordance with its terms. Cipher has confirmed to Cardiome that neither Cipher nor any of its affiliates held any Cardiome Shares (or securities convertible into Cardiome Shares) as at the Record Date.

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Completion of the Arrangement

The Arrangement will become effective at 12:01 a.m. (Vancouver time) on the second business day following the date upon which all of the conditions to completion of the Arrangement as set out in the Arrangement Agreement have been satisfied or waived in accordance with the Arrangement Agreement. Completion of the Arrangement is expected to occur on or about May 14, 2018; however, it is possible that completion may be delayed beyond this, but in no event shall completion of the Arrangement occur later than the Outside Date, unless extended by mutual agreement between Cardiome and Cipher in accordance with the terms of the Arrangement Agreement.

Procedure for Exchange of Cardiome Shares

On the Effective Date, each outstanding Cardiome Share (other than Cardiome Shares held by Cardiome or Cipher or any affiliates thereof) will be irrevocably assigned and transferred by the Cardiome Shareholder to New Correvio, free and clear of all Encumbrances, in exchange for the right to receive one New Correvio Share (subject to any adjustment of the Exchange Ratio) and a new ISIN/CUSIP number will be assigned to the New Correvio Shares. The foregoing will be completed through a process called a “Replace on Transfer”. Cardiome Shareholders will not be required to take any action in this regard. The share exchange and ISIN/CUSIP will be automatically applied on the systems of Computershare Investor Services Inc. for Cardiome Shareholders who hold shares through CDS or DTC in book-entry form. Cardiome Shareholders who hold their shares in certificated form or as direct registration statements (the “Physical Holders”) will be deemed to hold New Correvio Shares reflecting the share exchange and new ISIN/CUSIP. Following the Effective Date, Physical Holders may mail their certificates to Computershare Investor Services Inc. and have new certificates representing New Correvio Shares mailed to them; however, Physical Holders are not required to do so.

No Fractional Shares to be Issued

No fractional New Correvio Shares shall be issued to any former Cardiome Shareholder. The number of New Correvio Shares to be issued to a former Cardiome Shareholder shall be rounded down to the nearest whole New Correvio Share and such former Cardiome Shareholder shall not be entitled to any compensation in respect of such fractional New Correvio Share.

Court Approval of the Arrangement

An arrangement under the CBCA requires Court approval.

Interim Order

On April 5, 2018, Cardiome obtained the Interim Order providing for the calling and holding of the Meeting, the Dissent Rights and certain other procedural matters. The text of the Interim Order is set out in Appendix “D” to this Circular.

Final Order

Subject to the terms of the Arrangement Agreement, and if the Arrangement Resolution is approved by Cardiome Shareholders at the Meeting in the manner required by the Interim Order, Cardiome intends to make an application to the Court for the Final Order.

The application for the Final Order approving the Arrangement is currently scheduled for May 11, 2018 at 9:45 a.m. (Vancouver time), or as soon thereafter as counsel may be heard, at the Courthouse, 800 Smithe Street, Vancouver, British Columbia, or at any other date and time as the Court may direct. Any Cardiome Shareholder or any other interested party who wishes to appear or be represented and to present evidence or arguments at that hearing of the application for the Final Order must file and serve a response to petition no later than 12:00 p.m. (Vancouver time) on May 10, 2018 along with any other documents required, all as set out in the Interim Order and the Notice of Petition, the text of which are set out in Appendix “D” to this Circular, and satisfy any other requirements of the Court. Such persons should consult with their legal advisors as to the necessary requirements. In the event that the hearing is adjourned, then, subject to further order of the Court, only those persons having previously filed and served a response to petition will be given notice of the adjournment.

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The Court has broad discretion under the CBCA when making orders with respect to the Arrangement. The Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement, either as proposed or as amended, on the terms presented or substantially on those terms. Depending upon the nature of any required amendments, Cardiome or Cipher may determine not to proceed with the Arrangement.

The Court has been advised prior to the hearing of the application for the Final Order that the Final Order, if granted, will constitute the basis for an exemption from the registration requirements of the U.S. Securities Act, pursuant to Section 3(a)(10) thereof, with respect to the issuance of the New Correvio Shares and New Correvio Replacement Options issuable to Cardiome Shareholders and Cardiome Optionholders in exchange for their Cardiome Shares and Cardiome Options, respectively, pursuant to the Arrangement. Consequently if the Final Order is granted, the New Correvio Shares issuable to Cardiome Shareholders and the New Correvio Replacement Options issuable to Cardiome Optionholders pursuant to the Arrangement will not require registration under the U.S. Securities Act. See “The Arrangement – Regulatory Law Matters and Securities Law Matters – U.S. Securities Law Matters” below.

For further information regarding the Court hearing and your rights in connection with the Court hearing, see the form of Notice of Hearing of Petition attached at Appendix “D” to this Circular. The Notice of Hearing of Petition constitutes notice of the Court hearing of the application for the Final Order and is your only notice of the Court hearing.

Regulatory Approvals

Stock Exchange Approval

It is a condition of the Arrangement that the TSX and the Nasdaq will have conditionally approved for listing the New Correvio Shares to be issued or made issuable in connection with the Arrangement. The TSX has conditionally approved the listing of the New Correvio Shares in substitution for the Cardiome Shares. Listing is subject to New Correvio fulfilling the applicable listing conditions. New Correvio will apply to Nasdaq for conditional approval of the substitutional listing of the New Correvio Shares to be issued under the Arrangement, subject to Cardiome Shareholder Approval and the filing of certain documents following the closing of the Arrangement.

Regulatory Law Matters and Securities Law Matters

Other than the approval of the Court and the necessary approvals from the TSX and Nasdaq, Cardiome is not aware of any material approval, consent or other action by any federal, provincial, state or foreign government or any administrative or regulatory agency that would be required to be obtained in order to complete the Arrangement. In the event that any such approvals or consents are determined to be required, such approvals or consents will be sought. Any such additional requirements could delay the Effective Date or prevent the completion of the Arrangement. While there can be no assurance that any regulatory consents or approvals that are determined to be required will be obtained, Cardiome currently anticipates that any such consents and approvals that are determined to be required will have been obtained or otherwise resolved by the Effective Date. Subject to receipt of the Cardiome Shareholder Approval at the Meeting and the approval of the Court, and the satisfaction or waiver of the other customary closing conditions, the Effective Date is expected to occur on or about May 14, 2018.

Canadian Securities Law Matters

Each Cardiome Shareholder is urged to consult such Cardiome Shareholder’s professional advisors to determine the Canadian conditions and restrictions applicable to trades in the New Correvio Shares.

Status under Canadian Securities Laws

Cardiome is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Yukon and Newfoundland. The Cardiome Shares currently trade on the TSX and Nasdaq. Following completion of the Arrangement, Cardiome will be a wholly-owned subsidiary of Cipher. It is expected that the Cardiome Shares will be delisted from the TSX and Nasdaq. The TSX has conditionally approved the listing of the New Correvio Shares in substitution for the Cardiome Shares. Listing is subject to New Correvio fulfilling the applicable listing conditions. New Correvio will apply to Nasdaq for conditional approval of the substitutional listing of the New Correvio Shares to be issued under the Arrangement, subject to Cardiome Shareholder Approval and the filing of certain documents following the closing of the Arrangement.

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Distribution and Resale of New Correvio Shares under Canadian Securities Laws

The distribution of the New Correvio Shares pursuant to the Arrangement will constitute a distribution of securities which is exempt from the prospectus requirements of Canadian securities legislation and is exempt from or otherwise is not subject to the registration requirements under applicable securities legislation. The New Correvio Shares (if listed) received pursuant to the Arrangement will not be legended and may be resold through registered dealers in each of the provinces of Canada provided that (i) the trade is not a “control distribution” as defined National Instrument 45-102 “Resale of Securities” of the Canadian Securities Administrators, (ii) no unusual effort is made to prepare the market or to create a demand for the New Correvio Shares, as the case may be, (iii) no extraordinary commission or consideration is paid to a person or company in respect of such sale, and (iv) if the selling security holder is an insider or officer of New Correvio, the selling security holder has no reasonable grounds to believe that New Correvio is in default of applicable Securities Laws.

U.S. Securities Law Matters

The following discussion is only a general overview of certain requirements of U.S. Securities Laws that may be applicable to Cardiome Shareholders. All Cardiome Shareholders are urged to obtain legal advice to ensure that their resale of Cardiome Shares complies with applicable U.S. Securities Laws.

Status under U.S. Securities Laws

Each of Cardiome and New Correvio is a “foreign private issuer” as defined in Rule 3b-4 under the U.S. Exchange Act. It is our intention that the New Correvio Shares will be listed for trading on the TSX and Nasdaq following completion of the Arrangement. The TSX has conditionally approved the listing of the New Correvio Shares in substitution for the Cardiome Shares. Listing is subject to New Correvio fulfilling the applicable listing conditions. New Correvio will apply to Nasdaq for conditional approval of the substitutional listing of the New Correvio Shares to be issued under the Arrangement, subject to Cardiome Shareholder Approval and the filing of certain documents following the closing of the Arrangement. However, there can be no assurance that we will be successful in obtaining such listing.

The Cardiome Shares are registered pursuant to Section 12(b) of the U.S. Exchange Act and Cardiome files continuous reports with the SEC pursuant to Section 13(a) of the U.S. Exchange Act. Pursuant to Rule 12g-3(a) under the U.S. Exchange Act, upon completion of the Arrangement, the New Correvio Shares that are issued to Cardiome Shareholders will be deemed to be registered, by operation of law, under Section 12(b) of the U.S. Exchange Act and New Correvio will "succeed'' to Cardiome’s continuous reporting obligations in the United States. On the Effective Date, Cardiome will file a Form 15 with the SEC to terminate its registration under the U.S. Exchange Act, and pursuant to Rule 12g-3(f) under the U.S. Exchange Act, New Correvio will furnish to the SEC a Form 6-K with respect to its succession to such registration.

Exemption from U.S. Registration

The New Correvio Shares and the New Correvio Replacement Options to be issued under the Arrangement have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and will be issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act and exemptions provided in respect of the securities laws of states of the United States in which U.S. Cardiome Shareholders and U.S. Cardiome Optionholders reside. Section 3(a)(10) of the U.S. Securities Act exempts from registration a security that is issued in exchange for outstanding securities and other property where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or by a governmental authority expressly authorized by law to grant such approval. Accordingly, the Final Order of the Court will, if granted, constitute the basis for the exemption under Section 3(a)(10) of the U.S. Securities Act from the registration requirements of the U.S. Securities Act with respect to the New Correvio Shares and the New Correvio Replacement Options to be issued under the Arrangement.

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Resale of New Correvio Shares Received Under the Arrangement

Persons who are not “affiliates” (as defined in Rule 144 under the U.S. Securities Act) of New Correvio after the completion of the Arrangement, and were not “affiliates” at any time within the 90 days immediately before a resale of any New Correvio Shares, may resell in the United States the New Correvio Shares that they receive in connection with the Arrangement, without restriction under the U.S. Securities Act.

New Correvio Shares received by a holder who will be an “affiliate” of New Correvio after the Arrangement or was, at any time during the 90 days immediately before the resale of any New Correvio Shares received under the Arrangement, as applicable, an "affiliate" of New Correvio, will be subject to certain restrictions on resale imposed by the U.S. Securities Act and may not be resold unless such New Correvio Shares are registered under the U.S. Securities Act or an exemption from registration, such as the exemptions contained in Rule 144 and Rule 904 of Regulation S under the U.S. Securities Act, is available.

As defined in Rule 144 under the U.S. Securities Act, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer and may include certain officers and directors of such issuer as well as principal shareholders of such issuer. "Control" means the possession, direct or indirect, of the power to direct or cause direction of the management and policies of an issuer, whether through the ownership of voting securities, by contract or otherwise.

Affiliates – Rule 144

In general, under Rule 144, persons that are affiliates of New Correvio after consummation of the Arrangement or were affiliates of New Correvio within the 90 days immediately before the resale of the New Correvio Shares received under the Arrangement, will be entitled to sell such securities that they receive under the Arrangement in the United States, provided that the number of such securities sold, together with all other shares of the same class sold for their account during any three (3) month period, does not exceed the greater of one percent of the then outstanding securities of such class or, if such securities are listed on a U.S. securities exchange and/or reported through the automated quotation system of a U.S. registered securities association, the average weekly trading volume of such securities during the four (4) calendar week period preceding the date of sale, subject to aggregation rules, specified restrictions on manner of sale, reporting requirements, and the availability of current public information about the relevant issuer. Persons that are affiliates of New Correvio after the Arrangement will continue to be subject to the resale restrictions described in this paragraph for so long as they continue to be affiliates of New Correvio, and for 90 days thereafter.

Affiliates – Regulation S

In general, pursuant to Rule 904 of Regulation S under the U.S. Securities Act, persons who are affiliates of New Correvio solely by virtue of their status as an officer or director of such company may sell New Correvio Shares outside the United States in an "offshore transaction" (which would include a sale through the TSX, if applicable) if neither the seller nor any person acting on its behalf engages in "directed selling efforts" in the United States and no selling commission, fee or other remuneration is paid in connection with such sale other than a usual and customary broker's commission. For purposes of Regulation S, "directed selling efforts" means, "any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered" in the sale transaction. Pursuant to Rule 903 of Regulation S, certain additional restrictions are applicable to a holder of New Correvio Shares who is an affiliate of New Correvio after the Arrangement other than solely by virtue of his or her status as an officer or director of New Correvio.

Issuance of New Correvio Shares upon exercise of the New Correvio Replacement Options

On the Effective Date, New Correvio will file a registration statement on Form S-8 with the SEC to register the issuance of New Correvio Shares to U.S. participants in the New Correvio Stock Option Plan. Exercises of New Correvio Replacement Options by non-U.S. participants will be exempt from registration under the U.S. Securities Act pursuant to Regulation S thereunder. The New Correvio Shares issuable upon exercise of the New Correvio Replacement Options have not been and will not be registered under the U.S. Securities Act or under applicable state securities laws. As a result, the New Correvio Replacement Options may not be exercised by or on behalf of a person in the United States or a U.S. person, and the New Correvio Shares issuable upon exercise thereof in the United States or by a U.S. person may not be offered or resold, unless such securities have been registered under the U.S. Securities Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available.

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Fees and Expenses

All third party transaction expenses incurred in connection with the Arrangement Agreement and the Plan of Arrangement, including all costs, expenses and fees incurred prior to or after the Effective Date in connection with, or incidental to, the Plan of Arrangement, shall be paid by the Party incurring such expenses, whether or not the Arrangement is consummated. The estimated fees, costs and expenses of Cardiome in connection with the Arrangement Agreement and the Plan of Arrangement, including without limitation, financial advisors’ fees, filing fees, legal and accounting fees, and printing and mailing costs, are anticipated to be approximately US$770,000 based on certain assumptions.

Share Ownership

Directors

The directors (other than directors who are also executive officers) hold, in the aggregate, 75,864 Cardiome Shares, representing approximately 0.2% of the Cardiome Shares outstanding on the Record Date. Such directors hold, in the aggregate, 232,074 Cardiome Options, and no Cardiome RSUs, Cardiome PSUs or Cardiome Warrants, representing approximately 8.8% of the Cardiome Options as of the Record Date. All of the Cardiome Shares, Cardiome Options, Cardiome Warrants, Cardiome RSUs and Cardiome PSUs held by the directors will be treated in the same fashion under the Arrangement as Cardiome Shares, Cardiome Options, Cardiome Warrants, Cardiome RSUs and Cardiome PSUs held by every other Cardiome Shareholder, Cardiome Optionholder, Cardiome Warrantholder, holder of Cardiome RSUs and holder of Cardiome PSUs, respectively.

Consistent with standard practice in similar transactions, in order to ensure that these directors do not lose or forfeit their protection under liability insurance policies maintained by Cardiome, the Arrangement Agreement provides for the maintenance of such protection for six years and New Correvio will be solely responsible for maintaining such policies, including payment of all costs and expenses in connection with such policies. See “The Arrangement – Fees and Expenses – Indemnification and Insurance” below.

Executive Officers

The current responsibility for the general management of Cardiome is held and discharged by a group of six executive officers. The executive officers of Cardiome are as follows:

Name	Position	Cardiome Shares	Cardiome Options	Cardiome RSUs	Cardiome PSUs	Cardiome Warrants

William Hunter	President & Chief Executive Officer	1,020,881	1,330,000	Nil	Nil	Nil

Justin Renz	Chief Financial Officer	30,000	425,000	Nil	Nil	Nil

David McMasters	General Counsel	48,696	377,700	Nil	Nil	Nil

Sheila Grant	Chief Operating Officer	12,991	422,700	Nil	Nil	Nil

David Dean	Chief Business Development Officer	14,500	375,000	Nil	Nil	Nil

Hugues Sachot	Chief Commercial Officer	Nil	97,700	Nil	45,679	Nil

Total held:		1,127,068	3,028,100	Nil	45,679	Nil

Percent of total issued and outstanding as of the Record Date:		3.2%	8.7%	Nil	0.1%	Nil

The executive officers hold, in the aggregate, 1,127,068 Cardiome Shares, representing approximately 3.2% of the Cardiome Shares outstanding on the Record Date. Such executive officers hold, in the aggregate, 3,028,100 Cardiome Options, no Cardiome RSUs, 45,679 Cardiome PSUs and no Cardiome Warrants, representing approximately 84.1% of the Cardiome Options, and 79.9% of the Cardiome PSUs, respectively, as of the Record Date. All of the Cardiome Shares, Cardiome Options, Cardiome RSUs and Cardiome PSUs held by the executive officers of Cardiome will be treated in the same fashion under the Arrangement as Cardiome Shares and Cardiome Options held by every other Cardiome Shareholder, Cardiome Optionholder, holder of Cardiome RSUs and holder of Cardiome PSUs, respectively. All of the Cardiome Shares, Cardiome Options, Cardiome RSUs and Cardiome PSUs held by the directors will be treated in the same fashion under the Arrangement as Cardiome Shares, Cardiome Options, Cardiome RSUs and Cardiome PSUs held by every other Cardiome Shareholder, Cardiome Optionholder and holder of Cardiome RSUs, respectively.

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Indemnification and Insurance

Pursuant to the Arrangement Agreement, Cardiome may prior to the Effective Date purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate than the protection provided by the policies maintained by Cardiome which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and Cipher will, or will cause Cardiome to maintain such tail policies in effect without any reduction in scope or coverage for six years from the Effective Date and New Correvio will be solely responsible for maintaining such policies, including the payment of all costs and expenses in connection with such policies.

Following the Effective Time, Cardiome will not be obligated to honour any rights to indemnification or exculpation now existing in favour of present and former officers or directors of Cardiome and any such Liabilities will be assumed by New Correvio.

The Arrangement Agreement

The description of the Arrangement Agreement, both below and elsewhere in this Circular, is a summary only, is not exhaustive and is qualified in its entirety by reference to the terms of the Arrangement Agreement, which is incorporated by reference herein and may be found under Cardiome’s profile on SEDAR at www.sedar.com.

Effective Date and Conditions of Arrangement

If the Arrangement Resolution is passed, the Final Order of the Court is obtained approving the Arrangement, and all other conditions disclosed under “The Arrangement – The Arrangement Agreement – Conditions to the Arrangement Becoming Effective” are met or waived, the Arrangement will become effective at 12:01 a.m. (Vancouver time) on the Effective Date. It is currently expected that the Effective Date will be on or about May 14, 2018.

Representations and Warranties

The Arrangement Agreement contains representations and warranties made by Cardiome and New Correvio to Cipher and representations and warranties made by Cipher to Cardiome. Those representations and warranties were made solely for purposes of the Arrangement Agreement and may be subject to important qualifications, limitations and exceptions agreed to by the Parties in connection with negotiating its terms and as set out in the Cardiome Disclosure Letter. Some of the representations and warranties are subject to a contractual standard of materiality or Material Adverse Effect different from that generally applicable to public disclosure to Cardiome Shareholders, or are used for the purpose of allocating risk between the parties to the Arrangement Agreement. For the foregoing reasons, you should not rely on the representations and warranties contained in the Arrangement Agreement as statements of factual information at the time they were made or otherwise.

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The representations and warranties provided by Cardiome in favour of Cipher relate to, among other things: (a) the due incorporation, existence, authority and qualification to conduct the business of Cardiome; (b) Cardiome’s ownership of its subsidiaries and Cardiome and its subsidiaries having good and valid title to, or a valid and enforceable interest in, all Retained Assets free and clear of any Encumbrances; (c) the absence of any act or proceeding, or threat thereof, in connection with the dissolution, liquidation, winding up, bankruptcy, or reorganization of Cardiome or any of its subsidiaries that hold Retained Assets, or any of their properties or assets; (d) the corporate authority to enter into, and perform its obligations under, the Arrangement Agreement; (e) the execution, delivery and enforceability of the Arrangement Agreement; (f) the execution and delivery of the Arrangement Agreement, performance of its obligations thereunder, and consummation of the Arrangement, not: (i) contravening, conflicting with, or resulting in any violation or breach of Cardiome’s constating documents or the organizational documents of any of its subsidiaries that hold any of the Retained Assets, any Contract or Authorization to which Cardiome or any such subsidiary is subject, or any applicable Law; (ii) giving rise to any termination rights, acceleration of indebtedness, or Encumbrances; or (iii) allowing any Person to exercise any rights, require any consent or other action by any Person, or constituting a default under, or causing or permitting the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit under any Contract or any Authorization; (g) Authorizations required by Governmental Entities in connection with the execution and delivery of the Arrangement Agreement and performance by Cardiome of its obligations thereunder; (h) the capitalization of Cardiome; (i) Cardiome’s reporting issuer status, the absence of a cease trade order against the securities of Cardiome and Cardiome having made all required filings under applicable securities laws and such filings not containing any untrue statement of material fact or any omission to state a material fact; (j) the completeness and accuracy of all material information concerning Cardiome, its subsidiaries and their respective businesses made available to Cipher; (k) the financial statements of Cardiome; (l) the absence of certain changes or events since September 30, 2017; (m) Cardiome’s disclosure controls and internal controls over financial reporting; (n) the conduct of the business and the absence of any undisclosed liabilities, obligations, changes in the accounting practices, adjustments to employee salaries, changes to the level of accounts receivable or payable, amendments to Cardiome Material Contracts, settlement of any material claims, increases in the salary of officers other than in the ordinary course since September 30, 2017; (o) the independence of the auditors of Cardiome; (p) the due payment of Taxes, the proper filing of Tax Returns, and the absence of Tax-related claims or proceedings against Cardiome or its subsidiaries; (q) the existence of related party transactions; (r) the fees payable to financial advisors in connection with the Arrangement Agreement; (s) the existence and maintenance of insurance policies of Cardiome; (t) the ownership and possession of all Authorizations required for the operation of the business of Cardiome and Cardiome’s compliance under such Authorizations; (u) compliance with all applicable Laws, including compliance with the Corruption of Foreign Public Officials Act (Canada) and Laws of similar effect in other jurisdictions; (v) ownership of intellectual property; (w) compliance with Environmental Laws; (x) restrictions on the conduct of business; (y) employee benefits plans; (z) employment matters; (aa) the existence of agreements with any Cardiome Shareholders; (bb) the performance of obligations under Contracts and the absence of default under such Contracts; (cc) the absence of any claims, actions, investigations or proceedings pending or threatened against Cardiome or its subsidiaries; (dd) the due payment of all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations due and payable and the due payment of all costs, expenses and liabilities payable; (ee) that none of the Retained Assets have been taken or expropriated by any Governmental Entity nor has any notice or proceeding been given or commenced nor, to Cardiome’s knowledge, is there any intent or proposal or threat to give any such notice or to commence any such proceeding; (ff) that all filings made by each member of the Canada Group under which such entity has received or is entitled to government incentives in respect of the Retained Assets have been made in material compliance with all Laws and contain no misrepresentations which could cause any material amount previously paid to any member of the Canada Group or previously accrued on the accounts thereof to be recovered or disallowed; (gg) the Canada Group having no material indebtedness other than the indebtedness reflected on the Cardiome Interim Financial Statements and such other indebtedness incurred in the ordinary course of business; (hh) that Cardiome does not hold, nor has it ever held, any interest in real property and Cardiome has not entered into any agreement to purchase or otherwise acquire an interest in real property; (ii) agreements between Cardiome and certain of its affiliates that are terminable prior to the Effective Date in accordance with their terms without any Liability to Cardiome; and (jj) the approval of the Arrangement by the Cardiome Board and receipt of the Fairness Opinion.

The representations and warranties provided by New Correvio in favour of Cipher relate to, among other things: (a) the due incorporation, existence, authority and qualification to conduct the business of Cardiome; (b) the absence of any act or proceeding, or any threat thereof, in connection with the dissolution, liquidation, winding up, bankruptcy, or reorganization of New Correvio or any of its properties or assets; (c) the corporate authority to enter into, and perform its obligations under, the Arrangement Agreement; (d) the execution, delivery and enforceability of the Arrangement Agreement; (e) the execution and delivery of the Arrangement Agreement, performance of its obligations thereunder, and consummation of the Arrangement, not: (i) contravening, conflicting with, or resulting in any violation or breach of New Correvio’s constating documents, any Contract or Authorization, or any applicable Law; (ii) giving rise to any termination rights, acceleration of indebtedness, or Encumbrances; or (iii) allowing any Person to exercise any rights, require any consent or other action by any Person, or constituting a default under, or causing or permitting the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit under any Contract or any Authorization; (f) the Authorizations required by Governmental Entities in connection with the execution and delivery of the Arrangement Agreement and performance by New Correvio of its obligations thereunder; (g) the absence of a requirement under any Contract to give any notice to, or to obtain the consent or approval of, any party to such Contract relating to the transactions contemplated by the Agreement; (h) the absence of any claims, actions, investigations or proceedings pending or threatened against New Correvio; and (i) New Correvio’s registration for the purposes of the Excise Tax Act (Canada).

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The representations and warranties provided by Cipher in favour of Cardiome relate to, among other things: (a) the due incorporation, existence, authority and qualification to conduct the business of Cipher; (b) the absence of any act or proceeding commenced by or against Cipher or any of its subsidiaries in connection with the dissolution, liquidation, winding up, bankruptcy, or reorganization of Cipher or any of its subsidiaries or any of its properties or assets, or that any such act or proceeding is threatened; (c) the corporate authority to enter into, and perform its obligations under, the Arrangement Agreement; (d) the execution, delivery and enforceability of the Arrangement Agreement; (e) the execution and delivery of the Arrangement Agreement, performance of its obligations thereunder, and consummation of the Arrangement, not contravening, conflicting with, or resulting in any violation or breach of Cipher’s organizational documents, or any Contract, Authorization or Law to which Cipher or any of its materials subsidiaries is subject; (f) the Authorizations required by Governmental Entities in connection with the execution and delivery of the Arrangement Agreement and performance by Cipher of its obligations thereunder; (g) the absence of a requirement under any Contract to give any notice to, or to obtain the consent or approval of, any party to such Contract relating to the transactions contemplated by the Agreement; (h) the absence of any claims, actions, investigations or proceedings pending or threatened against Cipher; (i) the sufficiency of funds available to satisfy its obligations under the Arrangement Agreement; and (j) the approval of the Arrangement by the Cipher Board.

Conditions to the Arrangement Becoming Effective

In order for the Arrangement to become effective, certain conditions must have been satisfied or waived which conditions are summarized below.

Mutual Conditions

The respective obligations of Cardiome and Cipher to complete the Arrangement Agreement are subject to the fulfillment, on or before the Effective Time, of each of the following conditions, each of which may only be waived with the mutual consent of Cardiome and Cipher:

(a)	the Interim Order being granted on terms consistent with the Arrangement Agreement;

(b)	Cardiome Shareholder Approval for the Arrangement being obtained;

(c)	the Final Order being granted on terms consistent with the Arrangement Agreement;

(d)	no action having been taken under any applicable Law or by any Governmental Entity which makes it illegal or otherwise prohibits the completion of the Arrangement;

(e)	certain regulatory approvals, including the approval of the TSX and Nasdaq and the Court, being obtained;

(f)	certain third party consents being obtained;

(g)	all other documentation necessary for the transfer of the Assigned Assets to New Correvio being in a form acceptable to each Party;

(h)	all other documentation necessary for the assumption of the Assumed Liabilities by New Correvio being in a form acceptable to each Party;

(i)	a release in favour of Cardiome or a valid notice of termination in respect of certain Liabilities being obtained in a form acceptable to the Parties;

(j)	the Articles of Arrangement that will be filed with the Director being in a form acceptable to the Parties;

(k)	the distribution of the New Correvio Shares pursuant to the Arrangement being exempt from the prospectus and registration requirements of applicable Canadian securities laws and the Consideration Shares not being subject to resale restrictions under applicable Canadian securities laws;

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(l)	the New Correvio Shares and New Correvio Replacement Options being exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) of the U.S. Securities Act based on the Court’s approval of the Arrangement; and

(m)	the Arrangement Agreement not being terminated in accordance with its terms.

Cipher Conditions

The obligations of Cipher to complete the transactions contemplated in the Arrangement Agreement shall also be subject to the fulfillment of each of the following conditions:

(a)	all covenants of Cardiome and New Correvio under the Arrangement Agreement being duly performed and the receipt by Cipher of a certificate from each of Cardiome and New Correvio confirming such as of the Effective Date;

(b)	the representations and warranties of Cardiome and New Correvio set forth in the Arrangement Agreement being true and correct (without regard to any materiality or Material Adverse Effect qualifications), except as would not reasonably be expected to have a Material Adverse Effect (excluding certain agreed upon representations and warranties required to be true and correct in all respects), and Cipher receiving a certificate from each of Cardiome and New Correvio confirming such as of the Effective Date;

(c)	sublicense and supply agreements with respect to Trevyent and Xydalba being entered into with effect prior to or as of the Effective Time;

(d)	transfer services agreements and supply agreements with respect to Aggrastat and Brinavess being entered into in form and substance acceptable to Cipher, prior to or as of the Effective Time;

(e)	any Retained Assets not already held by Cardiome being transferred or assigned to Cardiome with effect prior to or as of the Effective Time;

(f)	no Material Adverse Effect having occurred that has not been publicly disclosed by Cardiome prior to the date of the Arrangement Agreement and no Material Adverse Effect having occurred since the date of the Arrangement Agreement, and Cipher receiving a certificate of Cardiome confirming such as of the Effective Date;

(g)	no suit, action or proceeding being initiated by any Governmental Entity or any other Person materially limiting the ability of Cipher to acquire or hold, or exercise full rights of ownership of, any Cardiome Shares; and

(h)	Cipher receiving all of the Cardiome Voting Agreements executed by the Cardiome Supporting Shareholders and all covenants of the Cardiome Supporting Shareholders under the Cardiome Voting Agreements being duly performed by the parties.

The foregoing conditions are for the sole benefit of Cipher and may be waived by Cipher in whole or in part at any time.

Cardiome Conditions

The obligations of Cardiome to complete the transactions contemplated in the Arrangement Agreement, shall also be subject to the fulfillment of each of the following conditions:

(a)	all covenants of Cipher under the Arrangement Agreement being duly performed and Cardiome receiving a certificate from Cipher confirming such as of the Effective Date;

(b)	the representations and warranties of Cipher set forth in the Arrangement Agreement being true and correct (without regard to any materiality or material adverse effect qualifications), except as would not reasonably be expected to have a material adverse effect (excluding certain agreed upon representations and warranties required to be true and correct in all respects), and Cardiome receiving a certificate from Cipher confirming such as of the Effective Date;

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(c)	Cardiome receiving satisfactory evidence of the conditional approval for listing of the New Correvio Shares from the TSX and Nasdaq;

(d)	Cipher making arrangements satisfactory to New Correvio to pay the aggregate Share Purchase Consideration (less the applicable Holdback Amount as determined in accordance with the Arrangement Agreement) to New Correvio, in immediately available funds, on the Effective Date; and

(e)	holders of no more than five percent (5%) of the Cardiome Shares exercising Dissent Rights.

The foregoing conditions are for the sole benefit of Cardiome and may be waived by Cardiome in whole or in part at any time.

Covenants of Cardiome

Covenants relating to Conduct of Business

Cardiome has covenanted and agreed that, at all times prior to the Effective Time or as Cipher has otherwise agreed in writing, Cardiome will, and will cause its subsidiaries (as applicable) to:

(a)	conduct its businesses and affairs related to the Retained Assets and Retained Liabilities in, and not take any action related to the Retained Assets and Retained Liabilities except in, the ordinary course of business consistent with past practice;

(b)	use commercially reasonable efforts to maintain and preserve all of its material rights under each Contract or Authorization related to any Retained Asset or Retained Liability;

(c)	pay, discharge or satisfy Liabilities reflected or reserved against in the Cardiome Financial Statements and not incur any new Liability outside the ordinary course of business;

(d)	without limiting the foregoing, pay, discharge or satisfy the Retained Liabilities in the ordinary course of business;

(e)	use commercially reasonable efforts to preserve intact its present business organization, the Retained Assets and Retained Liabilities (including associated intellectual property) and goodwill related to the Retained Assets, and preserve the current material relationships with suppliers, distributors, employees, consultants, customers and others having business relationships with it related to the Retained Assets and Retained Liabilities;

(f)	continue to employ the Retained Employees on their current terms and conditions;

(g)	not:

(i)	amend or propose to amend its constating documents;

(ii)	except as contemplated by the Arrangement Agreement, split, combine, consolidate or reclassify any Cardiome Shares, undertake any capital reorganization or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof);

(iii)	redeem, repurchase, or otherwise acquire or offer to redeem, purchase or otherwise acquire, any Cardiome Shares or any other securities of Cardiome;

(iv)	amend the terms of any outstanding equity securities of Cardiome;

(v)	declare, set aside or pay any dividend or other distribution or payment (whether cash, securities or property) in respect of the Cardiome Shares or any other securities of Cardiome;

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(vi)	acquire or agree to acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, assets, securities, properties, interests or businesses;

(vii)	pursue any corporate acquisition, merger or make any other material change to its business or affairs, except as contemplated under the Arrangement Agreement;

(viii)	adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of Cardiome;

(ix)	sell, pledge, lease, dispose of or encumber any of the Retained Assets or Retained Liabilities, except in the ordinary course of business consistent with past practice;

(x)	enter into or agree to the terms of any joint venture or similar agreement, arrangement or relationship;

(xi)	waive, release, grant or transfer any rights in respect of, or modify or change in any material respect, any Retained Asset or Retained Liability, without first advising Cipher and obtaining Cipher’s consent and direction, acting reasonably, as to any action to be taken in that regard, and forthwith taking any action directed by Cipher, acting reasonably;

(xii)	take any action or fail to take any action which action or failure to act would result in the loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension, revocation or limitation of rights under, any material Authorizations relating to any Retained Asset or Retained Liability; or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities relating to any Retained Asset or Retained Liability;

(xiii)	waive, release, transfer, modify or amend, in any material respect, any contract or Authorization related to any Retained Asset or Retained Liability;

(xiv)	enter into or adopt any shareholder rights plan or similar agreement or arrangement;

(xv)	make any changes to existing accounting policies, other than as required by applicable Laws or by U.S. GAAP;

(xvi)	change any method of tax accounting, make or change any tax election, file any materially amended tax returns, settle or compromise any tax liability, agree to an extension or waiver of the limitation period with respect to the assessment, reassessment, or determination of taxes, enter into any closing agreement with respect to any tax or surrender any right to claim a material tax refund;

(xvii)	take any action that would reasonably be expected to interfere with or be inconsistent with the completion of the Arrangement or the transactions contemplated in the Arrangement Agreement; or

(xviii)	announce an intention, enter into any formal or informal agreement, or otherwise make a commitment to do any of the things prohibited by any of the foregoing subsections.

(h)	use commercially reasonable efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse before the Outside Date, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; and

(i)	(i) duly and timely file all tax returns required to be filed by it on or after the date of the Arrangement Agreement and all such tax returns will be true, complete and correct in all material respects; (ii) timely withhold, collect, remit and pay all taxes which are to be withheld, collected, remitted or paid by it to the extent due and payable, except for any taxes contested in good faith pursuant to applicable Laws or that are immaterial in amount (either individually or in the aggregate); (iii) not make or rescind any material express or deemed election relating to taxes except as required or desirable in respect of the Arrangement; (iv) not make a request for a tax ruling or enter into a closing agreement with any taxing authorities; (v) not settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to taxes; and (vi) not change in any material respect any of its methods of reporting income, deductions or accounting for income tax purposes from those employed in the preparation of its income tax return for the tax year ending December 31, 2016, except as may be required by applicable Laws.

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Covenants relating to the Arrangement

Cardiome has covenanted and agreed to perform all obligations required to be performed by Cardiome under the Arrangement Agreement, co-operate with Cipher in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in the Arrangement Agreement and, without limitation, Cardiome will:

(a)	use commercially reasonable efforts to satisfy all conditions precedent in the Arrangement Agreement and take all steps set forth in the Interim Order and Final Order applicable to it and comply promptly with all requirements which applicable Laws may impose on Cardiome with respect to the Arrangement or the other transactions contemplated by the Arrangement Agreement;

(b)	apply for and use commercially reasonable efforts to obtain the applicable regulatory approvals, including the approval of the TSX and Nasdaq and the Court, and third party consents, and keep Cipher reasonably informed as to the status of the proceedings related to obtaining such approvals and consents, including providing Cipher with copies of all related applications and notifications, in draft form (except where such material is confidential in which case it will be provided (subject to applicable Laws) to Cipher’s outside counsel on an “external counsel” basis), in order for Cipher to provide its comments thereon, which shall be given due and reasonable consideration;

(c)	use commercially reasonable efforts to obtain, effective as of the Effective Time, releases, in favour of Cardiome, in respect of Liabilities under the Cardiome Material Contracts from the respective counterparties thereto;

(d)	if requested to do so in writing by Cipher on or before the fifth Business Day before the Effective Date, terminate, cancel or withdraw, as applicable, contracts, attestations and statement of works relating to the Retained Assets and Retained Liabilities;

(e)	defend all lawsuits or other legal, regulatory or other proceedings against Cardiome challenging or affecting the Arrangement Agreement or the consummation of the transactions contemplated thereby and use commercially reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to Cardiome which may materially impede the ability of the Parties to consummate the Arrangement or the other transactions contemplated by the Arrangement Agreement;

(f)	not take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Cardiome to consummate the Arrangement or the other transactions contemplated by the Arrangement Agreement;

(g)	prior to the Effective Time, terminate without any Liability to Cardiome any agreements between Cardiome and any of its subsidiaries, except for those agreements that constitute Retained Assets or Retained Liabilities;

(h)	until the earlier of the Effective Time and termination of the Arrangement Agreement in accordance with its terms, subject to applicable Law, make available and cause to be made available to Cipher, and its Representatives, information requested by Cipher for the purposes of preparing, considering and implementing integration and strategic plans for the acquisition by Cipher of the Retained Assets and Retained Liabilities following the Effective Date and confirming the representations and warranties of Cardiome set out in the Arrangement Agreement, except as provided for in any sublicense or transition and supply agreements entered into by the Parties regarding the Retained Assets and Retained Liabilities (and in which case the terms of such agreements will govern the conduct of the Parties);

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(i)	promptly notify Cipher in writing of:

(i)	any Material Adverse Effect with respect to Cardiome;

(ii)	any notice received from any Person alleging that the consent of such Person is or may be required in connection with the Arrangement Agreement or the Arrangement;

(iii)	any notice received from any Governmental Entity in connection with the Arrangement Agreement; or

(iv)	any actions, claims or proceedings commenced or threatened against Cardiome, its subsidiaries or their respective assets or properties.

Covenants Regarding Non-Solicitation

Cardiome has agreed that it will, and will cause its Representatives to, immediately cease any ongoing solicitation, encouragement, activity, discussion or negotiation with any parties with respect to an Acquisition Proposal, and will request the return of information regarding Cardiome and its subsidiaries previously provided to such parties and the destruction of all materials including or incorporating any confidential information regarding Cardiome and its subsidiaries. Cardiome has agreed not to release any third party from any confidentiality agreement relating to a potential Acquisition Proposal. Cardiome has also agreed not to release any third party from any standstill or similar agreement or obligation (it being understood and agreed that the automatic termination of a standstill provision due to the announcement of the Arrangement or entry into the Arrangement Agreement will not constitute a release by Cardiome from such standstill provision).

Covenant Regarding Acquisition Proposal

Cardiome has covenanted and agreed that it will not, and will not authorize or permit any of its Representatives, directly or indirectly, to:

(a)	make, solicit, initiate, entertain, encourage, promote or facilitate (including by way of furnishing information, permitting any visit to its facilities or properties or entering into any form of agreement, arrangement or understanding) any inquiries or the making of any proposals regarding an Acquisition Proposal or that may be reasonably expected to lead to an Acquisition Proposal;

(b)	participate, directly or indirectly, in any discussions or negotiations regarding, or furnish to any Person any information or otherwise co-operate with, respond to, assist or participate in any Acquisition Proposal or potential Acquisition Proposal, provided however that Cardiome may communicate and participate in discussions with a third party for the purpose of (A) clarifying the terms of any proposal in order to determine if it may reasonably be expected to lead to a Superior Proposal; and (B) advising such third party that an Acquisition Proposal does not constitute a Superior Proposal and cannot reasonably be expected to result in a Superior Proposal;

(c)	remain neutral with respect to, or agree to, approve or recommend any, Acquisition Proposal or potential Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal until five Business Days following formal announcement of such Acquisition Proposal will not be considered to be a violation of this provision);

(d)	withdraw, modify, qualify or change in a manner adverse to Cipher, or publicly propose to or publicly state that it intends to withdraw, modify, qualify or change in a manner adverse to Cipher, the approval, recommendation or declaration of advisability of the Cardiome Board or any committee of the Cardiome Board of the Arrangement Agreement or the Arrangement (a “Change in Recommendation”) (it being understood that failing to affirm the approval or recommendation of the Cardiome Board of this Agreement or the Arrangement within five Business Days after an Acquisition Proposal has been publicly announced will be considered to be an adverse modification);

(e)	enter into any agreement, arrangement or understanding related to any Acquisition Proposal or requiring it to abandon, terminate or fail to consummate the Arrangement or providing for the payment of any break, termination or other fees or expenses to any Person in the event that the Arrangement is completed or in the event that it completes any other transaction with Cipher or with an affiliate of Cipher that is agreed to prior to any termination of the Arrangement Agreement; or

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(f)	make any public announcement or take any other action inconsistent with the recommendation of the Cardiome Board to approve the Arrangement.

However, the Cardiome Board may consider, participate in any discussions or negotiations with and provide information to, any Person who has delivered a written Acquisition Proposal which was not solicited or encouraged by Cardiome after the date of this Agreement and did not otherwise result from a breach of the Arrangement Agreement and that the Cardiome Board determines in good faith after consultation with its financial advisor and outside legal counsel that such Acquisition Proposal may reasonably be expected to lead to a Superior Proposal; provided, however, that prior to taking any such action the Cardiome Board determines in good faith, after consultation with outside counsel, that it is necessary to take such action in order to discharge properly its fiduciary duties, and if Cardiome provides confidential non-public information to such Person, Cardiome obtains a confidentiality and standstill agreement from the Person making such Acquisition Proposal that is substantively the same as the Confidentiality Agreement, and otherwise on terms no more favourable to such Person than the Confidentiality Agreement, including a standstill provision at least as stringent as contained in the Confidentiality Agreement (provided that, such confidentiality agreement will not preclude such Person from making a Superior Proposal and will not restrict or prohibit Cardiome from disclosing to Cipher any details concerning the Acquisition Proposal or any Superior Proposal made by such Person). Cardiome will be permitted to provide such Person with access to information regarding Cardiome and its subsidiaries; provided that Cardiome sends a copy of any such confidentiality agreement to Cipher promptly upon its execution and Cipher is provided with a list of the information provided to such Person and is promptly provided with access to such information.

Nothing in the Arrangement Agreement prohibits the Cardiome Board from making a Change in Recommendation or from making any disclosure to any of its securityholders prior to the Effective Time if, in the good faith judgment of the Cardiome Board, after consultation with outside legal counsel, failure to take such action or make such disclosure would be inconsistent with the exercise of its fiduciary duties or such action or disclosure is otherwise required under applicable Law (including by responding to an Acquisition Proposal under a directors’ circular or otherwise as required under applicable Securities Laws); provided that Cardiome has complied with its covenants under the Arrangement Agreement for a Superior Proposal.

Cardiome has agreed to promptly (and in any event within 24 hours) notify Cipher, at first orally and then in writing, of any proposals, offers or written inquiries relating to or constituting an Acquisition Proposal or any request for non-public information relating to Cardiome or any of its subsidiaries. Such notice (the “Acquisition Proposal Notice”) will include a description of the terms and conditions of any proposal, inquiry or offer, the identity of the Person making the proposal, inquiry or offer and such other details of the proposal, inquiry or offer as Cipher may reasonably request. Cardiome has agreed to keep Cipher fully informed on a prompt basis of the status, including any change to the material terms, of any such proposal, inquiry or offer.

Cardiome has agreed to ensure that its officers, directors and any of its financial advisors or other advisors or Representatives are aware of these provisions, and Cardiome will be responsible for any breach of those provisions by such officers, directors, financial advisors or other advisors or Representatives.

Right to Accept a Superior Proposal

If Cardiome has complied with its covenants regarding non-solicitation described above, Cardiome may accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal (other than a confidentiality agreement, the execution of which shall not be subject to the conditions set out below) received prior to the date of Cardiome Shareholder Approval and terminate this Agreement if, and only if:

(a)	Cardiome has provided Cipher with a copy of the Superior Proposal document;

(b)	Cardiome has provided Cipher with the information required in the Acquisition Proposal Notice regarding such Superior Proposal;

(c)	the Cardiome Board has determined in good faith, after consultation with outside legal counsel and its financial advisors, that it is necessary in order for the Cardiome Board to discharge properly its fiduciary duties to withdraw or modify its approval or recommendation of the Arrangement Agreement and to approve or recommend such Superior Proposal; and

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(d)	five Business Days (the “Superior Proposal Notice Period”) have elapsed from the later of (A) the date Cipher received written notice (a "Superior Proposal Notice") advising it that Cardiome has resolved to accept, approve, recommend or enter into an agreement in respect of such Superior Proposal, subject to the requirements of this provision, and (B) the date that Cipher received a copy of such Superior Proposal document.

In the event that Cardiome provides Cipher with a Superior Proposal Notice on a date that is less than seven Business Days prior to the scheduled date of the Meeting, Cardiome will, at Cipher’s request, adjourn the Meeting to a date that is not less than five Business Days and not more than fifteen days after the date of the Superior Proposal Notice. If the Circular has been sent to Cardiome Shareholders prior to the expiry of the Superior Proposal Notice Period and, during such period, Cipher requests in writing that the Meeting proceed, unless otherwise ordered by a court, Cardiome will continue to take all reasonable steps necessary to hold the Meeting and to cause the Arrangement and the transactions contemplated by Arrangement Agreement to be voted on at such meeting. Each successive material modification of any Acquisition Proposal will constitute a new Acquisition Proposal and will initiate a new and additional Superior Proposal Notice Period.

During the Superior Proposal Notice Period, Cardiome has agreed that Cipher will have the right, but not the obligation, to offer in writing to amend the terms of the Arrangement Agreement. Cardiome will review any written proposal to amend the terms of the Arrangement Agreement in good faith in order to determine, in its discretion in the exercise of its fiduciary duties, whether any such amended proposal would, upon acceptance by Cardiome, result in such Superior Proposal ceasing to be a Superior Proposal. If the Cardiome Board so determines, Cardiome will enter into an amended agreement with Cipher reflecting the amended proposal.

Upon the expiry of the Superior Proposal Notice Period, if: (i) Cipher has determined not to offer in writing to amend the terms of the Arrangement Agreement; or (ii) the Cardiome Board has determined that any offer by Cipher in writing to amend the terms of the Arrangement Agreement would, upon acceptance by Cardiome, not result in any Superior Proposal ceasing to be a Superior Proposal, then Cardiome may accept, approve, recommend or enter into an agreement, understanding or arrangement in respect of such Superior Proposal, subject to compliance with the Termination Fee provisions of the Arrangement Agreement, as further described under the heading “The Arrangement – Termination – Termination Fee”.

Other Covenants

Access to Information; Confidentiality; Transition

From the date of the Arrangement Agreement until the earlier of the Effective Time and the termination of the Arrangement Agreement pursuant to its terms, subject to compliance with applicable Law and the terms of any existing Contracts: (a) Cardiome will, and will cause its Representatives to, afford to Cipher and to Representatives of Cipher full access during normal business hours upon reasonable notice, to all properties, information and records relating to Cipher, including but not limited to, all related facilities, books, contracts, financial statements, forecasts, financial projections (to the extent permitted by confidentiality agreements in force on the date of the Arrangement Agreement), studies, records, operating permits and any other documentation (whether in writing or stored in computerized, electronic, disk, tape, microfilm or any other form) or materials of any kind or nature whatsoever, and Cipher and Cardiome have agreed that information furnished pursuant to this provision will be subject to the terms and conditions of the Confidentiality Agreement; (b) Cardiome will promptly notify Cipher of any significant developments or material changes relating the Retained Assets and the Retained Liabilities, promptly after becoming aware of any such development or change, and (c) each of Cipher and New Correvio will, and will cause their subsidiaries and their respective Representatives to, as the case may be, work cooperatively and in good faith to ensure an orderly transition following the Effective Time, including with respect to transitional planning, transitional services, and the retention of personnel (and any related arrangements thereto).

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Transferred Employees

Cardiome will terminate the employment of all of its employees (other than the Retained Employees) as of the Effective Time and New Correvio will either offer employment to all such employees of Cardiome, with effect from and after the Effective Time, on terms that are substantially the same as the terms applicable to such employees when they were employees of Cardiome or make arrangements for the payment of termination pay or severance to such employees, such payment obligations to be assumed by and be solely the responsibility of New Correvio. From and after the Effective Date, New Correvio will assume and be responsible for all obligations with respect to the engagement or employment of all employees (other than Retained Employees) and directors of Cardiome engaged or employed by Cardiome prior to and as of the Effective Time, including with respect to all notice of termination and severance pay in accordance with applicable Law (including employment standards) and Contract, if applicable, obligations under employee plans and for all unpaid wages, accrued vacation pay, change of control, and other amounts owing to employees or directors of Cardiome up to and as of the Effective Time (whether payable before or after the Effective Time), and for all claims of any nature or kind relating to employment or engagement by Cardiome up to the Effective Time, including for breach of contract or wrongful dismissal. Cardiome will retain liability and be responsible for any amounts payable to all Retained Employees on account of their employment with Cardiome or the termination of that employment that accrue or become payable after the Effective Date. These obligations will survive the execution and delivery of the Arrangement Agreement and the completion of the transactions contemplated by the Arrangement Agreement, including the Arrangement.

Right of First Refusal and Product Introduction Fee

For a period of five years following the Effective Date, if New Correvio or any of its affiliates receives from any Person a bona fide offer to license all or part of any pharmaceutical product to which New Correvio or its affiliates do not have any Canadian rights as of the date of the Arrangement Agreement (each, a “New Canadian Product”), which New Correvio is willing to accept (a “Transfer Offer”), whether in whole or in part (the “Offered Interest”), New Correvio will give written notice to Cipher of the Transfer Offer including all terms and of its intention to accept the Transfer Offer to Cipher. Within ninety days after Cipher receives such written notice, Cipher (or any affiliate of Cipher) will be entitled to sublicense the Offered Interest on terms to be negotiated by and between New Correvio and Cipher (the “Right of First Refusal”). If Cipher fails to exercise its Right of First Refusal within such ninety-day period, Cipher will be deemed to have waived such Right of First Refusal. If Cipher elects to exercise its Right of First Refusal, Cipher will, within the ninety-day period, notify New Correvio of its desire to sublicense the Offered Interest and the parties will use commercially reasonable efforts to complete such sublicense transaction within sixty days following the delivery of such notice of acceptance (or such longer period as may reasonably be required to comply with all applicable statutory and regulatory requirements or to obtain all required consents or as may be agreed to by New Correvio and Cipher). If Cipher elects not to exercise, or is deemed to have waived, its Right of First Refusal, New Correvio will be entitled to thereafter sublicense the Offered Interest offered pursuant to the Transfer Offer to any Person or to commercialize the New Canadian Product itself.

However, upon a change of control of either Cipher or New Correvio (being the acquisition (directly or indirectly) by any Person or group of Persons acting jointly or in concert, of greater than 50% of the voting securities of either Cipher or New Correvio), each of Cipher and New Correvio will have the right, exercisable at any time within thirty days following the date of such change of control, to terminate the obligations of Cipher and New Correvio under the Right of First Refusal provisions of the Arrangement Agreement.

For the period commencing on the Effective Date and expiring on December 31, 2019, if New Correvio or any of its affiliates introduces Cipher to any New Canadian Product and Cipher enters into a binding agreement to license all or part of such New Canadian Product as a result of such an introduction, Cipher will make a cash payment of $500,000 to New Correvio by wire transfer of immediately available funds on the date that such binding agreement is entered into.

Termination

The Arrangement Agreement may be terminated prior to the Effective Time in certain circumstances (many of which lead to payment of the Termination Fee), including:

(a)	by mutual written agreement of Cardiome and Cipher;

(b)	by either Cardiome or Cipher, if:

(i)	the Effective Time does not occur on or before the Outside Date, provided that the right to terminate the Arrangement Agreement under this provision is not available to any Party whose failure to fulfil any of its obligations or breach any of its covenants, representations and warranties under the Arrangement Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by the Outside Date;

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(ii)	any Governmental Entity has issued an order, decree or ruling or any applicable Law is enacted that makes consummation of the Arrangement illegal or otherwise prohibited or otherwise restrains, enjoins or prohibits Cardiome or Cipher from consummating the Arrangement and such order, decree, ruling or applicable Law or enjoinment shall have become final and non-appealable; or

(iii)	Cardiome Shareholder Approval is not obtained at the Meeting in accordance with applicable Laws and the Interim Order.

(c)	by Cipher, if:

(i)	prior to the Effective Time (1) the Cardiome Board makes a Change in Recommendation, (2) the Cardiome Board approves or recommends an Acquisition Proposal, or (3) Cardiome enters into a definitive agreement with respect to a Superior Proposal;

(ii)	the Meeting does not occur on or before May 23, 2018 or such later date as may be agreed by Cardiome and Cipher in writing, provided that the right to terminate the Arrangement Agreement pursuant to this provision shall not be available to Cipher if the failure by Cipher to fulfil any obligation under the Arrangement Agreement is the cause of, or results in, the failure of the Meeting to occur on or before such date; or

(iii)	subject to the notice and cure provisions set out in the Arrangement Agreement, Cardiome or New Correvio is in default of a covenant or obligation under the Arrangement Agreement such that the condition requiring Cardiome and New Correvio to perform all covenants on or before the Effective Time would be incapable of satisfaction, or any representation or warranty of Cardiome or New Correvio under the Arrangement Agreement is untrue or incorrect or shall have become untrue or incorrect such that the condition requiring all representations and warranties of Cardiome and New Correvio to be true as of the Effective Time would be incapable of satisfaction; provided however that Cipher is not in breach of the Arrangement Agreement so as to cause any representation or warranty or any covenant or agreement on the part of Cipher not to be satisfied.

(d)	by Cardiome, if:

(i)	subject to the notice and cure provisions set out in the Arrangement Agreement, Cipher is in default of a covenant or obligation under the Arrangement Agreement such that the condition requiring Cipher to perform all covenants on or before the Effective Time would be incapable of satisfaction, or any representation or warranty of Cipher under the Arrangement Agreement is untrue or incorrect or shall have become untrue or incorrect such that the condition requiring all representations and warranties of Cipher to be true as of the Effective Time would be incapable of satisfaction; provided however that Cardiome is not in breach of the Arrangement Agreement so as to cause any representation or warranty or any covenant or agreement on the part of Cardiome not to be satisfied; or

(ii)	at any time prior to receipt of the Cardiome Shareholder Approval, Cardiome wishes to enter into a definitive agreement with respect to a Superior Proposal.

Termination Fee

Cipher is entitled to be paid the Termination Fee if the Arrangement Agreement is terminated:

(a)	by Cipher if at any time (A) prior to the Effective Time (1) the Cardiome Board makes a Change in Recommendation; (2) the Cardiome Board approves or recommends an Acquisition Proposal; or (3) Cardiome enters into a definitive agreement with respect to a Superior Proposal; (B) the Meeting does not occur on or before May 23, 2018; or (C) subject to the notice and cure provisions set out in the Arrangement Agreement, Cardiome or New Correvio is in default of a covenant or obligation under the Arrangement Agreement such that the condition requiring Cardiome and New Correvio to perform all covenants on or before the Effective Time is incapable of satisfaction, or any representation or warranty of Cardiome or New Correvio under the Arrangement Agreement is untrue or incorrect or becomes untrue or incorrect such that the condition requiring all representations and warranties of Cardiome and New Correvio to be true as of the Effective Time is incapable of satisfaction; provided however that Cipher is not in breach of the Arrangement Agreement so as to cause any representation or warranty or any covenant or agreement on the part of Cipher not to be satisfied;

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(b)	by Cardiome if at any time prior to receipt of the Cardiome Shareholder Approval, Cardiome wishes to enter into a definitive agreement with respect to a Superior Proposal; or

(c)	by either Cardiome or Cipher if the Effective time has not occurred on or before the Outside Date or the Cardiome Shareholder Approval was not obtained at the Meeting if prior to the earlier of the termination of the Arrangement Agreement or the Meeting (1) a bona fide Acquisition Proposal or the intention to make an Acquisition Proposal was made to Cardiome or announced by any Person (other than Cipher or any of its affiliates) and not withdrawn prior to the Meeting; and (2) within nine (9) months after the date of termination of the Arrangement Agreement or the Meeting either (a) the Acquisition Proposal was accepted, recommended or approved by the Cardiome Board and has not expired, been withdrawn or been publicly abandoned; or (b) any Person or company acquired, directly or indirectly, more than 50% of the issued and outstanding Cardiome Shares or more than 50% of the consolidated assets of Cardiome under such Acquisition Proposal. For the purposes of this termination provision, references to 20% in the definition of Acquisition Proposal shall be deemed to be 50%.

Cardiome is entitled to be paid the Termination Fee if the Arrangement Agreement is terminated by Cardiome if Cipher is in default of a covenant or obligation under the Arrangement Agreement such that the condition requiring Cipher to perform all covenants on or before the Effective Time was incapable of satisfaction, or any representation or warranty of Cipher under the Arrangement Agreement was untrue or incorrect or became untrue or incorrect such that the condition requiring all representations and warranties of Cipher to be true as of the Effective Time was incapable of satisfaction; provided, however, that Cardiome is not in breach of the Arrangement Agreement so as to cause any representation or warranty or any covenant or agreement on the part of Cardiome not to be satisfied.

Indemnification

New Correvio

From and after the Effective Time, New Correvio has agreed to indemnify and save harmless the Cipher Indemnified Parties in respect of any claim, including relating to Taxes, and from and against any and all losses arising in connection with or relating in any manner to:

(a)	the Retained Assets or Retained Liabilities, in respect of the period prior to the Effective Time;

(b)	the Assigned Assets;

(c)	the Assumed Liabilities;

(d)	any Employee Obligations;

(e)	all Contracts relating to the Assigned Assets, Assumed Liabilities or Employee Obligations;

(f)	the business or operations of Cardiome or its subsidiaries in respect of the period prior to the Effective Time, including any product liability claims in respect of products developed or commercialized by Cardiome or its subsidiaries;

(g)	the carrying out or implementation of Cardiome’s pre-closing reorganization among certain subsidiaries or the transactions contemplated by the Arrangement;

(h)	the exercise of any Dissent Rights by Dissenting Cardiome Shareholders; or

(i)	all Taxes payable by Cardiome with respect to all periods ending on or before the Effective Date (including those arising as a result of the carrying out or implementation of the transactions contemplated by the Arrangement Agreement, including the Arrangement).

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New Correvio’s indemnification obligation is subject to certain time limits and monetary caps, all as more particularly set out in the Arrangement Agreement, including a two year limit and a monetary cap of $3,000,000 with respect to any claims or losses relating to the Retained Assets or the Retained Liabilities.

Cipher

From and after the Effective Time, Cipher has agreed to indemnify and save harmless New Correvio and its subsidiaries and their respective directors, officers, employees and agents in respect of any claim, and from and against any and all losses, arising in connection with or relating in any manner to:

(a)	the Retained Assets, in respect of the period following the Effective Time; or

(b)	the Retained Liabilities, in respect of the period following the Effective Time.

Cipher’s indemnification obligation will survive until the expiration of any limitation periods imposed by law applicable to the subject matter of the claim or loss.

Taxable Gain Warranty

Pursuant to the Arrangement Agreement, New Correvio has provided a warranty to Cipher that the aggregate amount of (i) income in excess of losses, and (ii) taxable capital gains in excess of allowable capital losses, in all cases realized by Cardiome as a result of the transactions contemplated in the Arrangement Agreement, including the Arrangement, will not exceed $1,000,000. New Correvio’s warranty obligation will survive until one year after the expiration of any limitation periods imposed by law applicable to the relevant taxation year.

Holdback Amount

To the extent that a Cipher Indemnified Party is entitled to losses arising from an indemnification claim or damages arising from a damages claim pursuant to the Arrangement Agreement, then Cipher shall have the right to set-off any losses or damages to which such Cipher Indemnified Party may be entitled to against the Holdback Amount, provided that: (i) in the event a Cipher Indemnified Party is required to satisfy any such losses with an out-of-pocket cash payment to any third party, Cipher (on behalf of such Cipher Indemnified Party) may, in its sole discretion, require that New Correvio satisfy any indemnification obligations under the Arrangement Agreement relating to such losses in cash; and (ii) if the aggregate amount of any losses in respect of indemnification claims or damages in respect of a damages claim exceeds the Holdback Amount, New Correvio shall be required to satisfy all such amounts in excess of the Holdback Amount in cash.

Notwithstanding the foregoing, Cipher shall pay to New Correvio the Holdback Amount, as follows:

(a)	twenty-five percent (25%) of the Holdback Amount on the date that is three (3) months following the Effective Date,

(b)	twenty-five percent (25%) of the Holdback Amount on the date that is six (6) months following the Effective Date,

(c)	twenty-five percent (25%) of the Holdback Amount on the date that is nine (9) months following the Effective Date, and

(d)	twenty-five percent (25%) of the Holdback Amount on the date that is twelve (12) months following the Effective Date,

less, in each case, any amounts that are permitted to be deducted from, and subject to set-off against, the Holdback Amount in connection with any losses arising from an indemnification claim or damages arising from a damages claim as set out above, as at each respective payment date.

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Risks Associated with the Arrangement

In evaluating the Arrangement, Cardiome Shareholders should carefully consider the following risk factors relating to the Arrangement. The following risk factors are not a definitive list of all risk factors associated with the Arrangement. Additional risks and uncertainties, including those currently unknown or considered immaterial by Cardiome, may also adversely affect the trading price of the Cardiome Shares and/or the trading price of the New Correvio Shares and the businesses of New Correvio following the Arrangement. In addition to the risk factors relating to the Arrangement set out below, Cardiome Shareholders should also carefully consider the risk factors associated with the business of Cardiome (which will be the business of New Correvio following the completion of the Arrangement) contained or incorporated by reference in Appendix “E” to this Circular and in the documents incorporated by reference herein. If any of the risk factors materialize, the expectations, and the predictions based on them, may need to be re-evaluated. The risks associated with the Arrangement include:

The Arrangement Agreement may be terminated in certain circumstances

Each of Cardiome and Cipher has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty, nor can Cardiome provide any assurance, that the Arrangement Agreement will not be terminated by either Cardiome or Cipher before the completion of the Arrangement.

If the Arrangement Agreement is terminated, there is no assurance that the Cardiome Board will be able to find a party willing to pay an equivalent or greater price than the Share Purchase Consideration to be paid to New Correvio pursuant to the terms of the Arrangement Agreement.

There can be no certainty that all conditions precedent to the Arrangement will be satisfied.

The completion of the Arrangement is subject to a number of conditions precedent, some of which are outside the control of Cardiome, including receipt of the Final Order. There can be no certainty, nor can Cardiome provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. If the Arrangement is not completed, there are rules that the announcement of the Arrangement and the dedication of substantial resources of Cardiome to the completion thereof could have a negative effect on Cardiome’s current business relationships. In addition, the market price of the Cardiome Shares may decline to the extent that the current market price reflects a market assumption that the Arrangement will be completed.

Cardiome will incur costs even if the Arrangement is not completed and may have to pay the Termination Fee.

Certain costs related to the Arrangement, such as legal, accounting and certain financial advisor fees, must be paid by Cardiome and Cipher even if the Arrangement is not completed. Cardiome and Cipher are generally each liable for their own costs incurred in connection with the Arrangement. If the Arrangement is not completed, Cardiome may be required to pay Cipher the Termination Fee. See “The Arrangement – The Arrangement Agreement – Termination”.

The Termination Fee provided under the Arrangement Agreement may discourage other parties from attempting to acquire Cardiome.

Under the Arrangement Agreement, Cardiome would be required to pay a Termination Fee of $2.5 million in the event the Arrangement Agreement is terminated in certain circumstances. This Termination Fee may discourage other parties from attempting to acquire the Cardiome Shares or otherwise make an Acquisition Proposal, even if those parties would otherwise be willing to offer greater value to New Correvio than that offered by Cipher under the Arrangement.

The market price for the Cardiome Shares may decline.

If the Arrangement is not approved by the Cardiome Shareholders, the market price of the Cardiome Shares may decline to the extent that the current market price of the Cardiome Shares reflects a market assumption that the Arrangement will be completed. If the Arrangement Resolution is not approved and the Cardiome Board decides to seek another merger or arrangement, there can be no assurance that it will be able to find a party willing to pay an equivalent or more attractive price than the total Share Purchase Consideration to be paid to New Correvio pursuant to the Arrangement.

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Dissent Rights

The following is a summary of the provisions of the CBCA relating to a Cardiome Shareholder’s dissent and appraisal rights in respect of the Arrangement Resolution. Such summary is not a comprehensive statement of the procedures to be followed by a Dissenting Cardiome Shareholder who seeks payment of the fair value of its Cardiome Shares from New Correvio. This summary is qualified in its entirety by reference to the full text of the section 190 of the CBCA, which is attached as Appendix “I” to this Circular, as modified by the Plan of Arrangement, the Interim Order (which is attached at Appendix “D” to this Circular) and the Final Order.

The statutory provisions dealing with the right of dissent are technical and complex. Any Cardiome Shareholder seeking to exercise his, her or its Dissent Rights should seek independent legal advice, as failure to comply strictly with the provisions of section 190 of the CBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order, may result in the loss of all Dissent Rights.

The Interim Order expressly provides Registered Cardiome Shareholders with the right to dissent with respect to the Arrangement Resolution. Each Dissenting Cardiome Shareholder is entitled to be paid the fair value (determined as of immediately before the passing of the Arrangement Resolution) of all, but not less than all, of the holder’s Cardiome Shares, provided that the holder duly dissents to the Arrangement Resolution and the Arrangement becomes effective.

A Registered Cardiome Shareholder who intends to exercise the Dissent Rights must deliver a Notice of Dissent to 2600 – 595 Burrard Street, Vancouver, British Columbia, Canada, V7X 1L3, Attention: Alexandra Luchenko, to be received not later than 4:00 p.m. (Vancouver time) on May 7, 2018, or two Business Days prior to any adjournment of the Meeting and must not vote any Dissent Shares in favour of the Arrangement.

To exercise Dissent Rights, a Registered Cardiome Shareholder must dissent with respect to all Cardiome Shares for which it is the registered and beneficial owner (the “Notice Shares”). A Registered Cardiome Shareholder who wishes to dissent must deliver a written notice of dissent to Cardiome (the “Notice of Dissent”). Such Notice of Dissent must strictly comply with the requirements of section 190 of CBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order. A Registered Cardiome Shareholder must prepare a separate Notice of Dissent for him, her or itself, if dissenting on his, her or its own behalf, and for each other Non-Registered Cardiome Shareholder who beneficially owns Cardiome Shares registered in the Cardiome Shareholder’s name and on whose behalf the Cardiome Shareholder is dissenting and must dissent with respect to all of the Cardiome Shares registered in his, her or its name and beneficially owned by the Non-Registered Cardiome Shareholder on whose behalf the Cardiome Shareholder is dissenting.

In many cases, Cardiome Shares beneficially owned by a holder are registered either (a) in the name of an intermediary such as, among others, banks, trust companies, securities, brokers, trustees and other similar entities, or

(b) in the name of a depository, such as CDS or DTC, of which the intermediary is a participant. Accordingly, a beneficial Cardiome Shareholder will not be entitled to exercise his, her or its rights of dissent directly (unless the Cardiome Shares are re-registered in the beneficial Cardiome Shareholder’s name).

A Non-Registered Cardiome Shareholder who wishes to exercise the Dissent Rights must arrange for the Registered Cardiome Shareholder(s) holding its Cardiome Shares to deliver the Notice of Dissent and should seek further instructions to ensure the Registered Cardiome Shareholder follows all necessary procedures in respect of such Dissent Rights on behalf of, or in conjunction with, such Non-Registered Cardiome Shareholder. The Notice of Dissent must set out the number of Dissent Shares the Dissenting Cardiome Shareholder holds.

If the Arrangement Resolution is passed at the Meeting, Cardiome must send by registered mail to every Dissenting Cardiome Shareholder, a notice (the “Notice of Intention”). A Notice of Intention is not required to be sent to any Dissenting Cardiome Shareholder who voted in favour of the Arrangement Resolution or who has withdrawn their Notice of Dissent. A Dissenting Cardiome Shareholder then has 20 days after receipt of the Notice of Intention or, if the Dissenting Cardiome Shareholder does not receive a Notice of Intention, within 20 days after learning that the Arrangement Resolution has been adopted, to send to Cardiome a written notice (a “Demand Notice”) containing the Dissenting Cardiome Shareholder’s name and address, and the number of Dissent Shares the Dissenting Cardiome Shareholder holds and in respect of which it dissents and a demand for the payment of the fair value of such Dissent Shares. A Dissenting Cardiome Shareholder must within 30 days after sending the Demand Notice, send the certificates representing the Dissent Shares to Cardiome or its transfer agent or else the Dissenting Cardiome Shareholder will lose its right to make a claim for the fair value of such Dissent Shares.

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New Correvio will pay to each Dissenting Cardiome Shareholder for the Dissent Shares the amount determined by the directors of New Correvio to be the fair value as offered by New Correvio and as may be accepted by the Dissenting Cardiome Shareholder. Either New Correvio or a Dissenting Cardiome Shareholder may apply to the Court if no agreement on the amount to be paid for the Dissent Shares has been reached, and the Court may:

(a)	determine the fair value of the Dissent Shares;

(b)	join in the application each other Dissenting Cardiome Shareholder who has not reached an agreement with New Correvio as to the amount to be paid for the Dissent Shares; or

(c)	make consequential orders and give directions it considers appropriate.

Dissenting Cardiome Shareholders who are ultimately entitled to be paid fair value for their Dissent Shares will be entitled to be paid such fair value and will not be entitled to any other payment or consideration, including any payment or consideration that would be payable under the Plan of Arrangement had they not exercised their Dissent Rights.

A vote against the Arrangement Resolution does not constitute a Notice of Dissent and a Registered Cardiome Shareholder is not entitled to exercise Dissent Rights with respect to Cardiome Shares if such holder votes (or instructs, or is deemed, by submission of any incomplete proxy, to have instructed his, her or its proxyholder, to vote) or in the case of a non-registered holder caused, or is deemed to have caused, the Registered Cardiome Shareholder to vote, in favour of the Arrangement Resolution at the Meeting.

In no circumstances will Cardiome, New Correvio or any other person be required to recognize a person as a Dissenting Cardiome Shareholder: (i) unless such person is the holder of the Cardiome Shares in respect of which Dissent Rights are purported to be exercise immediately prior to the Effective Time; (ii) if such person has voted or instructed a proxy holder to vote such Notice Shares in favour of the Arrangement Resolution; or (iii) unless such person has strictly complied with the procedures for exercising Dissent Rights set out in section 190 of the CBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order, and does not withdraw such notice of dissent prior to the Effective Time. Nor will Cardiome, New Correvio or any other person be required to recognize a Dissenting Cardiome Shareholder as the holder of any Cardiome Shares in respect of which Dissent Rights have been validly exercised at and after the completion of the steps contemplated in the Plan of Arrangement.

Dissent Rights with respect to Notice Shares will terminate and cease to apply to the Dissenting Cardiome Shareholder if, before full payment is made for the Notice Shares, the Arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed, a court permanently enjoins or sets aside the corporate action approved by the Arrangement Resolution, or the Dissenting Cardiome Shareholder withdraws the notice of dissent with Cardiome’s written consent. If any of these events occur, Cardiome may return the share certificates representing the Cardiome Shares to the Dissenting Cardiome Shareholder and the Dissenting Cardiome Shareholder regains the ability to vote and exercise its rights as a Cardiome Shareholder.

If a Dissenting Cardiome Shareholder fails to strictly comply with the requirements of the Dissent Rights set out in Section 190 of the CBCA, as modified by the Interim Order, the Final Order and the Plan of Arrangement, it will lose its Dissent Rights, Cardiome will return to the Dissenting Cardiome Shareholder the certificate(s) representing the Dissent Shares that were delivered to Cardiome, if any, and, if the Arrangement is completed, that Dissenting Cardiome Shareholder shall be deemed to have participated in the Arrangement on the same terms as all other Cardiome Shareholders who are not Dissenting Cardiome Shareholders. Neither Cardiome nor any other person shall be required to recognize a Dissenting Cardiome Shareholder as a registered or beneficial owner of Cardiome Shares at or after the Effective Time, and at the Effective Time the names of such Dissenting Cardiome Shareholders shall be deleted from the register of holders of Cardiome Shares maintained by or on behalf of Cardiome.

Registered Cardiome Shareholders wishing to exercise the Dissent Rights should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement and the Dissent Rights. Registered Cardiome Shareholders should note that the exercise of Dissent Rights can be a complex, time-consuming and expensive procedure.

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If, as of the Effective Date, the aggregate number of Cardiome Shares in respect of which Cardiome Shareholders have duly and validly exercised Dissent Rights exceeds 5% of the Cardiome Shares then outstanding, Cardiome is entitled, in its discretion, not to complete the Arrangement.

See “The Arrangement – The Arrangement Agreement – Conditions to the Arrangement Becoming Effective”.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

Canadian Federal Income Tax Considerations for Cardiome Shareholders

The following is a summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to a Cardiome Shareholder who, for purposes of the Tax Act, and at all relevant times, holds Cardiome Shares and will hold New Correvio Shares acquired pursuant to the Arrangement, as capital property, deals at arm’s length with each of Cardiome and New Correvio and is not affiliated with Cardiome or New Correvio and who disposes of Cardiome Shares pursuant to the Arrangement.

Cardiome Shares and New Correvio Shares generally will be considered capital property to a Cardiome Shareholder and a New Correvio Shareholder for purposes of the Tax Act unless the shareholder holds such shares in the course of carrying on a business of buying and selling securities or the shareholder has acquired or holds them in a transaction or transactions considered to be an adventure or concern in the nature of trade. In circumstances where Cardiome Shares or New Correvio Shares, as the case may be, may not otherwise constitute capital property to a particular holder who is resident in Canada for purposes of the Tax Act, such holder may, in certain circumstances, be entitled to elect that Cardiome Shares or New Correvio Shares, as the case may be, be deemed capital property by making an irrevocable election under subsection 39(4) of the Tax Act to deem every “Canadian security” (as defined in the Tax Act) owned by such holder in the taxation year of the election and in each subsequent taxation year to be capital property. Cardiome Shareholders or New Correvio Shareholders, as the case may be, contemplating such an election should first consult their own tax advisors.

This summary is based on the current provisions of the Tax Act, the Tax Regulations in force on the date hereof, and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (“CRA”). The summary takes into account all specific proposals to amend the Tax Act and the Tax Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (“Tax Proposals”), and assumes that all Tax Proposals will be enacted in the form proposed. However, there is no certainty that the Tax Proposals will be enacted in the form currently proposed, if at all. The summary does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, or other changes in administrative policies or assessing practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may materially differ from Canadian federal income tax legislation or considerations.

This summary does not apply to a Cardiome Shareholder: (i) that is a “specified financial institution” for the purposes of the Tax Act; (ii) that is a “financial institution” for the purposes of the mark-to-market rules in the Tax Act; (iii) an interest in which is a “tax shelter investment” for the purposes of the Tax Act; (iv) who makes or has made a functional currency reporting election for the purposes of the Tax Act; (v) that is a foreign affiliate, as defined in the Tax Act, of a taxpayer resident in Canada; or (vi) that has entered into or will enter into a “derivative forward agreement”, as defined in the Tax Act, in respect of the Cardiome Shares or New Correvio Shares. In addition, this summary does not address the income tax considerations to holders of Cardiome Options, Cardiome Warrants, Cardiome RSUs and Cardiome PSUs.

Additional considerations, not discussed herein, may be applicable to a Cardiome Shareholder that is a corporation resident in Canada or a corporation that does not deal at arm’s length (for purposes of the Tax Act) with a corporation resident in Canada and is, or becomes, controlled by a non-resident corporation for the purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Cardiome Shareholders should consult their own tax advisors.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal, business or tax advice or representations to any particular Cardiome Shareholder. Accordingly, Cardiome Shareholders should consult their own tax advisors with respect to their particular circumstances, including the application and effect of the income and other tax laws of any country, province, state or local tax authority.

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For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Cardiome Shares, or New Correvio Shares, including interest, dividends, adjusted cost base and proceeds of disposition must be converted into Canadian dollars based on the relevant exchange rate applicable on the effective date (as determined in accordance with the Tax Act) of the related acquisition, disposition or recognition of income.

Residents of Canada

This part of the summary is applicable only to Cardiome Shareholders, who, for the purposes of the Tax Act and at all relevant times, are resident, or deemed to be resident, in Canada (“Resident Shareholders”).

Exchange of Cardiome Shares for New Correvio Shares

Pursuant to the Arrangement, a Resident Shareholder, other than a Dissenting Resident Shareholder (as defined below), will exchange their Cardiome Shares for New Correvio Shares. Such Resident Shareholder will be deemed to have disposed of such Cardiome Shares under a tax-deferred share-for-share exchange pursuant to section 85.1 of the Tax Act, unless such holder chooses to recognize a capital gain (or capital loss) as described in the immediately following paragraph. More specifically, the Resident Shareholder will be deemed to have disposed of Cardiome Shares for proceeds of disposition equal to the adjusted cost base of the Cardiome Shares to such holder, determined immediately before the Effective Time, and the Resident Shareholder will be deemed to have acquired the New Correvio Shares at an aggregate cost equal to such adjusted cost base of the Cardiome Shares. This cost will be averaged with the adjusted cost base of all other New Correvio Shares held by the Resident Shareholder as capital property for the purpose of determining the adjusted cost base of each New Correvio Share held by the Resident Shareholder.

A Resident Shareholder who exchanges Cardiome Shares for New Correvio Shares pursuant to the Arrangement and who chooses to recognize all of the capital gain (or capital loss) in respect of the exchange may do so by including such capital gain (or capital loss) in computing its income for the taxation year in which the exchange takes place. In such circumstances, the Resident Shareholder will realize a capital gain (or a capital loss) equal to the amount, if any, by which the fair market value of the New Correvio Shares received exceeds (or is less than) the aggregate of the adjusted cost base of the Cardiome Shares to the Resident Shareholder, determined immediately before the Effective Time, and any reasonable costs of disposition. The amount of any capital loss realized by a Resident Shareholder that is a corporation, trust or partnership may be denied in certain cases where such holder acquired the Cardiome Shares in a transaction subject to the stop-loss rules described in the Tax Act. For a description of the tax treatment of capital gains and capital losses, see “Residents of Canada – Taxation of Capital Gains and Capital Losses” below. The cost of the New Correvio Shares acquired on the exchange will be equal to the fair market value thereof in these circumstances. This cost will be averaged with the adjusted cost base of all other New Correvio Shares held by the Resident Shareholder as capital property for the purpose of determining the adjusted cost base of such New Correvio Shares.

Dissenting Resident Shareholders

A Resident Shareholder who exercises Dissent Rights in respect of the Arrangement (a “Dissenting Resident Shareholder”) and who disposes of Cardiome Shares in consideration for a cash payment from New Correvio will be deemed to have received a dividend from Cardiome equal to the amount by which the cash payment (other than any portion of the payment that is interest awarded by a court) exceeds the paid-up capital (computed for the purpose of the Tax Act) of the Dissenting Resident Shareholder’s Cardiome Shares. The balance of the payment (equal to the paid-up capital of the Dissenting Resident Shareholder’s Cardiome Shares) will be treated as proceeds of disposition. The Dissenting Resident Shareholder will also realize a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Dissenting Resident Shareholder’s Cardiome Shares. In certain circumstances, the full payment received by a Dissenting Resident Shareholder that is a corporation resident in Canada may be treated under the Tax Act as proceeds of disposition.

Any deemed dividend received by a Dissenting Resident Shareholder and any capital gain or capital loss realized by a Dissenting Resident Shareholder, will be treated in the same manner as described under the headings “Residents of Canada – Dividends on New Correvio Shares” and “Residents of Canada – Taxation of Capital Gains and Capital Losses” below.

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A Dissenting Resident Shareholder will be required to include in computing its income any interest awarded by a court in connection with the Arrangement. In addition, a Dissenting Resident Shareholder that, throughout the relevant taxation year, is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay a refundable tax on its “aggregate investment income” (as defined in the Tax Act), including any taxable capital gains and interest income. Dissenting Resident Shareholders should consult their own tax advisors with respect to the Canadian federal income tax consequences of exercising their Dissent Rights.

Dividends on New Correvio Shares

A Resident Shareholder who is an individual will be required to include in income any dividends received or deemed to be received on the Resident Shareholder’s New Correvio Shares subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit rules applicable to any dividends designated by New Correvio, as the case may be, as “eligible dividends”, as defined in the Tax Act.

A Resident Shareholder that is a corporation will be required to include in income any dividend received or deemed to be received on the Resident Shareholder’s New Correvio Shares, but generally will be entitled to deduct an equivalent amount in computing its taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Shareholder that is a corporation as proceeds of disposition or a capital gain. Resident Shareholders that are corporations should consult their own tax advisors having regard for their own circumstances.

A “private corporation” or a “subject corporation” (as defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax on any dividend that it receives or is deemed to receive on New Correvio Shares to the extent that the dividend is deductible in computing the corporation’s taxable income.

Taxable dividends received by an individual or trust, other than certain specified trusts, may give rise to alternative minimum tax under the Tax Act.

Disposition of New Correvio Shares

A Resident Shareholder that disposes or is deemed to dispose of a New Correvio Share in a taxation year generally will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of the New Correvio Share, (net of any reasonable costs of disposition) exceed (or are less than) the sum of the Resident Shareholder’s adjusted cost base of such New Correvio Shares, determined immediately before the disposition. See “Residents of Canada – Taxation of Capital Gains and Losses” below.

Taxation of Capital Gains and Losses

Generally, a Resident Shareholder will be required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by it in that year. A Resident Shareholder must generally deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Shareholder in that year. Allowable capital losses in excess of taxable capital gains for a taxation year may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years to the extent and under the circumstances specified in the Tax Act.

Where a Resident Shareholder is a corporation, the amount of any capital loss arising on a disposition or deemed disposition of any share may be reduced by the amount of dividends received or deemed to have been received by it on such share to the extent and under the circumstances described in the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns shares, or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns any shares.

A Resident Shareholder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay a refundable tax on its “aggregate investment income” (as defined in the Tax Act), which includes taxable capital gains.

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Capital gains realized by an individual or trust, other than certain specified trusts, may give rise to alternative minimum tax under the Tax Act.

Eligibility for Investment

Based on the current provisions of the Tax Act, the New Correvio Shares to be issued pursuant to the Arrangement will, if issued on the date of this Circular, be “qualified investments” under the Tax Act for for trusts governed by “registered retirement savings plans” (“RRSPs”), “registered retirement income funds” (“RRIFs”), “deferred profit sharing plans”, “registered education savings plans” (“RESPs”), “registered disability savings plans” (“RDSPs”) and “tax-free savings accounts” (“TFSAs”), each as defined in the Tax Act, provided that the New Correvio Shares are listed on a “designated stock exchange” as defined for purposes of the Tax Act (which includes the TSX and Nasdaq on the date of this Circular).

Notwithstanding the foregoing, if the New Correvio Shares are “prohibited investments” for the purposes of an RRSP, RRIF, RDSP, RESP or a TFSA, the annuitant of the RRSP or RRIF, the holder of the TFSA or RDSP, or the subscriber of the RESP, as the case may be, will be subject to a penalty tax as set out in the Tax Act. New Correvio Shares will generally be “prohibited investments” for an RRSP, RRIF, RDSP, RESP or TFSA if the annuitant of the RRSP or RRIF, the holder of the TFSA or RDSP, or the subscriber of the RESP, as the case may be, (i) does not deal at arm’s length with New Correvio for the purposes of the Tax Act, or (ii) has a “significant interest” (within the meaning of the Tax Act) in New Correvio. In addition, the New Correvio Shares will not be a “prohibited investment” if the New Correvio Shares are “excluded property”, as defined in the Tax Act, for trusts governed by RRSPs, RRIFs, RDSPs, RESPs or TFSAs. Cardiome Shareholders should consult their own tax advisors as to whether the New Correvio Shares will be a prohibited investment in their particular circumstances.

Non-Residents of Canada

This part of the summary is applicable to Cardiome Shareholders, who, at all relevant times, for purposes of the Tax Act, have not been and will not be resident or deemed to be resident in Canada at any time while they have held or will hold Cardiome Shares or New Correvio Shares, and who do not use or hold, will not use or hold and are not and will not be, deemed to use or hold such Cardiome Shares or New Correvio Shares in carrying on a business in Canada (a “Non-Resident Shareholder”). Special rules, which are not discussed in this summary, may apply to a non-resident that is an insurer carrying on business in Canada and elsewhere.

Exchange of Cardiome Shares for New Correvio Shares

Cardiome Shares held by Non-Resident Shareholders, other than Dissenting Non-Resident Shareholders, as defined below, will be exchanged for New Correvio Shares as part of the Arrangement. Such exchange will occur on a tax- deferred basis, as discussed under the heading above “Residents of Canada – Exchange of Cardiome Shares for New Correvio Shares” unless the Non-Resident Shareholder chooses to recognize a capital gain or capital loss as described in the following paragraph.

A Non-Resident Shareholder will not be subject to tax under the Tax Act on any capital gain realized on a disposition or deemed disposition of a Cardiome Share, unless: (i) the Cardiome Share is “taxable Canadian property” to the Non-Resident Shareholder for purposes of the Tax Act; and (ii) the Non-Resident Shareholder is not entitled to an exemption under an applicable income tax convention between Canada and the country in which the Non-Resident Shareholder is resident. Generally, a Cardiome Share will not constitute taxable Canadian property of a Non-Resident Shareholder at the time of disposition provided that such share is listed on a designated stock exchange (which includes the TSX and Nasdaq on the date of this Circular) at that time, unless at any time during the 60-month period immediately preceding that time: (i) one or any combination of (a) the Non-Resident Shareholder, (b) persons with whom the Non-Resident Shareholder does not deal at arm’s length, and (c) partnerships in which the Non-Resident Shareholder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class or series of the capital stock of Cardiome; and (ii) more than 50% of the fair market value of such share was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource property (as defined in the Tax Act), timber resource property (as defined in the Tax Act), and options in respect of, or interests in, or civil law rights in, any such properties (whether or not such property exists). Cardiome Shares may also be deemed to be taxable Canadian property of a Non-Resident Shareholder in certain circumstances. In the event the Cardiome Shares are “taxable Canadian property” to the Non-Resident Shareholder and the Non-Resident Shareholder chooses to recognize a capital gain (or capital loss), the consequences to such Non-Resident Shareholder will be the same as described above in the second paragraph under the heading “Residents of Canada – Exchange of Cardiome Shares for New Correvio Shares”.

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Non-Resident Shareholders who dispose of Cardiome Shares that are deemed to be “taxable Canadian property” (as defined in the Tax Act) should consult their own tax advisors concerning the Canadian income tax consequences of the disposition and the potential requirement to file a Canadian income tax return depending on their particular circumstances.

Dissenting Non-Resident Shareholders

A Non-Resident Shareholder who exercises Dissent Rights in respect of the Arrangement (a “Dissenting Non- Resident Shareholder”) and disposes of Cardiome Shares to Cardiome in consideration for a cash payment from New Correvio will realize a deemed dividend and capital gain or loss in the same manner as discussed above under “Residents of Canada – Dissenting Resident Shareholders”.

Any deemed dividend received by a Dissenting Non-Resident Shareholder will be subject to Canadian withholding tax as described below under the heading “Non-Residents of Canada – Dividends on New Correvio Shares”.

A Dissenting Non-Resident Shareholder will generally not be subject to income tax under the Tax Act in respect of any capital gain realized on a disposition of Cardiome Shares pursuant to the exercise of their Dissent Rights unless such Cardiome Shares are considered to be “taxable Canadian property”, as discussed above under the heading “Non-Residents of Canada – Exchange of Cardiome Shares for New Correvio Shares”, to such Dissenting Non- Resident Shareholder that is not exempt from tax under the Tax Act pursuant to the terms of an applicable income tax convention between Canada and the country in which the Dissenting Non-Resident Shareholder is resident. Dissenting Non-Resident Shareholders whose Cardiome Shares may constitute “taxable Canadian property” should consult their own tax advisors.

Where a Dissenting Non-Resident Shareholder receives interest in connection with the exercise of Dissent Rights in respect of the Arrangement, the interest will generally not be subject to Canadian withholding tax under the Tax Act.

Dividends on New Correvio Shares

Dividends paid or credited, or deemed to be paid or credited, on a Non-Resident Shareholder’s New Correvio Shares will be subject to withholding tax under the Tax Act at a rate of 25% unless the rate is reduced under the provisions of an applicable income tax treaty or convention. In the case of a beneficial owner of dividends who is a resident of the United States for purposes of the Canada-United States Tax Convention (1980), as amended, and who is entitled to the benefits of that tax convention, the rate of withholding tax will generally be reduced to 15% (or 5% in the case of a company beneficially owning at least 10% of New Correvio’s voting shares). Non-Resident Shareholders should consult their own tax advisors in this regard.

Disposition of New Correvio Shares

A Non-Resident Shareholder will not be subject to tax under the Tax Act on any capital gain realized on a disposition or deemed disposition of a New Correvio Share, unless (i) the New Correvio Share is “taxable Canadian property” to the Non-Resident Shareholder for purposes of the Tax Act; and (ii) the Non-Resident Shareholder is not entitled to an exemption under an applicable income tax convention between Canada and the country in which the Non-Resident Shareholder is resident. Generally, a New Correvio Share will not constitute taxable Canadian property of a Non-Resident Shareholder at the time of disposition provided that such share is listed on a designated stock exchange (which includes the TSX and Nasdaq on the date of this Circular) at that time, unless at any time during the 60-month period immediately preceding that time: (i) one or any combination of (a) the Non-Resident Shareholder, (b) persons with whom the Non-Resident Shareholder does not deal at arm’s length, and (c) partnerships in which the Non-Resident Shareholder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class or series of the capital stock of New Correvio; and (ii) more than 50% of the fair market value of such share was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource property (as defined in the Tax Act), timber resource property (as defined in the Tax Act), and options in respect of, or interests in, or civil law rights in, any such properties (whether or not such property exists). In addition, where a Non-Resident Shareholder acquires New Correvio Shares in exchange for Cardiome Shares that are “taxable Canadian property”, the New Correvio Shares will be deemed to be “taxable Canadian property” for the 60 month period that commences on the Effective Date.

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Non-Resident Shareholders who dispose of New Correvio Shares that are “taxable Canadian property” should consult their own tax advisors with respect to the Canadian income tax consequences of the disposition and the potential requirement to file a Canadian income tax return in respect of the disposition depending on their particular circumstances.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

Cardiome Shareholders who are resident in, or citizens of the United States are advised to consult their own tax advisors to determine the United States tax consequences to them of the Arrangement in light of their particular situation, as well as any tax consequences that may arise under the laws of any other relevant non-U.S., state, local or other taxing jurisdiction.

CERTAIN FOREIGN INCOME TAX CONSIDERATIONS

Cardiome Shareholders who are resident in, or citizens of, a foreign jurisdiction (including the United States (the “U.S.”)) are advised to consult their own tax advisors to determine the non-Canadian tax consequences to them of the Plan of Arrangement in light of their particular situation including any tax consequences that may arise under the laws of the U.S. or of any other relevant non-U.S., state, local, or other taxing jurisdiction.

The Parties intend that (a) the exchange of Cardiome Shares for New Correvio Shares qualifies as a reorganization within the meaning of Section 368(a)(1)(B) of the U.S. Internal Revenue Code (the “U.S. Tax Code”); (b) the Plan of Arrangement is intended to be a “plan of reorganization” within the meaning of the Treasury Regulations promulgated under Section 368 of the U.S. Tax Code for purposes of Section 354 and 361 of the U.S. Tax Code; and (c) the reorganization is intended to qualify as a nonrecognition transaction for purposes of the U.S. Tax Code. The qualification of tax-free status for U.S. shareholders will depend upon their individual facts.

Any shareholder of Cardiome that is a U.S. 5% shareholder, within the meaning of the Treasury Regulations promulgated under Section 367 of the U.S. Tax Code and after applying all relevant aggregation and look-through rules thereunder, is required to enter into a gain recognition agreement with the Internal Revenue Service for the exchange to qualify as a nonrecognition transaction. Under that agreement certain triggering events can accelerate a gain, if any, over a five-year period.

Notwithstanding the foregoing, a U.S. 5% shareholder should generally not recognize a taxable gain if the fair market value of their Cardiome Share at the time of the exchange does not exceed their adjusted US tax basis in such share.

To the extent a Cardiome Share is, or has been, a share of a passive foreign investment company (a “PFIC”) within the meaning of Section 1297(a) of the U.S. Tax Code, the exchange may cause U.S. persons to recognize a taxable gain, if any, to the extent their Cardiome Share is, or has been, a PFIC stock while owned by that U.S. transferor.

INFORMATION CONCERNING NEW CORREVIO

Further information regarding the businesses of New Correvio can be found in Appendix “E” to this Circular.

PARTICULARS OF OTHER MATTERS TO BE VOTED ON

Approval of New Correvio Stock Option Plan

As the Cardiome Stock Option Plan will not carry forward to New Correvio, if the Arrangement Resolution is approved at the Meeting, Cardiome Shareholders will also be asked to consider and, if thought appropriate, pass an ordinary resolution approving the New Correvio Stock Option Plan.

Upon completion of the Arrangement, New Correvio intends to adopt the New Correvio Stock Option Plan in substantially the form set forth in Appendix “L”. The New Correvio Stock Option Plan will be identical in every relevant respect to the Cardiome Stock Option Plan, last approved by the Cardiome Shareholders on June 20, 2017, the terms of which are summarized in Appendix “J” under the heading “Statement of Executive Compensation – Summary of Cardiome Stock Option Plan”.

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At the Meeting, assuming the Arrangement Resolution is approved, Cardiome Shareholders will be asked to pass the following ordinary resolution:

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	Subject to the completion of the arrangement involving Correvio Pharma Corp. (“New Correvio”), Cardiome Pharma Corp. (“Cardiome”), and Cipher Pharmaceuticals Inc. (the “Arrangement”), as more particularly described in the notice of annual and special meeting and management information circular (the “Circular”) of Cardiome dated April 6, 2018, the stock option plan substantially in the form attached as Appendix “L” to the Circular, as described in the Circular, is hereby authorized and approved on behalf of New Correvio and New Correvio’s shareholders as the stock option plan for New Correvio effective immediately following the completion of the Arrangement.

2.	Any one director or officer of New Correvio is hereby authorized, for and on behalf of New Correvio, to execute and deliver, whether under the corporate seal of New Correvio or otherwise, all documents, filings and instruments and take all such other actions as may be necessary or desirable to implement this ordinary resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents, filings or instruments and the taking of any such actions.

Approval of New Correvio RSU Plan

As the Cardiome RSU Plan will not carry forward to New Correvio, if the Arrangement Resolution is approved at the Meeting, Cardiome Shareholders will also be asked to consider and, if thought appropriate, pass an ordinary resolution approving the New Correvio RSU Plan.

Upon completion of the Arrangement, New Correvio intends to adopt the New Correvio RSU Plan in substantially the form set forth in Appendix “M”. The New Correvio RSU Plan will be identical in every relevant respect to the Cardiome RSU Plan, last approved by the Cardiome Shareholders on June 20, 2017, the terms of which are summarized in Appendix “J” under the heading “Statement of Executive Compensation – Summary of Cardiome RSU Plan”.

At the Meeting, assuming the Arrangement Resolution is approved, Cardiome Shareholders will be asked to pass the following ordinary resolution:

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	Subject to the completion of the arrangement involving Correvio Pharma Corp. (“New Correvio”), Cardiome Pharma Corp. (“Cardiome”), and Cipher Pharmaceuticals Inc. (the “Arrangement”), as more particularly described in the notice of annual and special meeting and management information circular (the “Circular”) of Cardiome dated April 6, 2018, the restricted share unit plan substantially in the form attached as Appendix “M” to the Circular, as described in the Circular, is hereby authorized and approved on behalf of New Correvio and New Correvio’s shareholders as the restricted share unit plan for New Correvio effective immediately following the completion of the Arrangement.

2.	Any one director or officer of New Correvio is hereby authorized, for and on behalf of New Correvio, to execute and deliver, whether under the corporate seal of New Correvio or otherwise, all documents, filings and instruments and take all such other actions as may be necessary or desirable to implement this ordinary resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents, filings or instruments and the taking of any such actions.

Management of Cardiome is not aware of any matters to come before the Meeting other than as set forth in this circular and the accompanying Notice of Annual and Special Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Forms of Proxy to vote the Cardiome Shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to Cardiome may be found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and at Cardiome’s website at www.cardiome.com. Financial information is provided in the Company’s comparative annual financial statements and Management’s Discussion and Analysis (“MD&A”) for the most recently completed financial year.

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Shareholder proposals to be considered at the 2019 annual general meeting of the shareholders of Cardiome with respect to director nominations must be received at the principal offices of the Company no less than 30 nor more than 60 days prior to the date of the meeting in order to be included in the information circular and form of proxy for such annual general meeting.

Cardiome will provide to any person or company, without charge to any shareholder, upon request to the Corporate Secretary of the Company, copies of Cardiome’s Annual Information Form together with a copy of any document (or the pertinent pages of any document) incorporated therein by reference, the Company’s comparative consolidated financial statements and MD&A for the year ended December 31, 2017 together with the accompanying auditor’s report and any interim consolidated financial statements of the Company that have been filed for any period after the end of the Company’s most recently completed financial year, and the Company’s Circular in respect of the Meeting held on June 20, 2017. The Company may require the payment of a reasonable charge if a person who is not a shareholder of the Company makes the request for information. The Company may be contacted at telephone (604) 677-6905, or toll-free 1-800-330-9928, by fax: (604) 677-6915, by mail: Investor Relations, 1441 Creekside Drive, 6th floor, Vancouver, British Columbia V6J 4S7, or by e-mail: ir@cardiome.com.

If a registered holder or beneficial owner of the Company’s securities, other than debt instruments, requests the Company’s annual or interim financial statements or MD&A, the Company will send a copy of the requested financial statements and MD&A (provided it was filed less than two years before the Company receives the request) to the person or company that made the request, without charge. Pursuant to National Instrument 51-102 – Continuous Disclosure Obligations, the Company is required to annually send a request form to registered holders and beneficial owners of the Company’s securities, other than debt securities, that such registered holders and beneficial owners may use to request a copy of the Company’s annual financial statements and MD&A, interim financial statements and MD&A, or both. Registered holders and beneficial owners should review the request form carefully. In particular, registered holders and beneficial owners should note that, under applicable Canadian securities laws, the Company is only required to deliver financial statements and MD&A to a person or company that requests them. Failing to return a request form or otherwise specifically requesting a copy of the financial statements or MD&A from the Company may result in a registered holder or beneficial owner not being sent these documents. Copies of these documents can also be found at www.sedar.com.

We are required to file with the securities commission or authority in each of the applicable provinces of Canada annual and quarterly reports, material change reports and other information. In addition, we are subject to the informational requirements of the U.S. Exchange Act, and, in accordance with the U.S. Exchange Act, we also file reports with, and furnish other information to, the SEC. You may read any document we file with or furnish to the securities commissions and authorities of the provinces of Canada through SEDAR at www.sedar.com and any document we file with, or furnish to, the SEC at the SEC’s public reference room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at l-800-SEC-0330 for further information on the public reference rooms. Certain of our filings are also electronically available on EDGAR, and may be accessed at www.sec.gov.

APPROVAL OF DIRECTORS

The contents and sending of this Circular, including the Notice of Annual and Special Meeting, have been approved and authorized by the Cardiome Board.

April 6, 2018.

BY ORDER OF THE BOARD OF DIRECTORS

“William Hunter”

William Hunter

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CONSENT OF EVANS & EVANS, INC.

To: The Special Committee and the Board of Directors of Cardiome Pharma Corp.

We refer to the written fairness opinion dated March 15, 2018 (the “Fairness Opinion”), prepared for the special committee (the “Special Committee”) and the board of directors of Cardiome Pharma Corp. (the “Cardiome Board”), in connection with the Arrangement (as defined in Cardiome Pharma Corp.’s management information circular dated April 6, 2018 (the “Circular”)), among Cardiome Pharma Corp., Correvio Pharma Corp. and Cipher Pharmaceuticals Inc.

We consent to the inclusion of the Fairness Opinion, a summary of and reference to the Fairness Opinion and the use of our firm name in the Circular. In providing such consent, we do not intend that any person other than the Special Committee and the Cardiome Board shall rely upon the Fairness Opinion.

EVANS & EVANS, INC.

“EVANS & EVANS, INC.”

Date: April 6, 2018

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APPENDIX “A”

ARRANGEMENT RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

(1)	the arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) involving Cipher Pharmaceuticals Inc. (“Cipher”), Cardiome Pharma Corp. (“Cardiome”), Correvio Pharma Corp. (“Correvio”) and shareholders of Cardiome, all as more particularly described and set forth in the management information circular (the “Circular”) of Cardiome dated April 6, 2018 accompanying the notice of this meeting (as the Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted;

(2)	the arrangement agreement in respect of the Arrangement as it may be amended or modified from time to time (the “Arrangement Agreement”) between Cipher, Cardiome and Correvio dated March 19, 2018 and all the transactions contemplated therein, the actions of the directors of Cardiome in approving the Arrangement and the actions of the directors and officers of Cardiome in negotiating, executing and delivering the Arrangement Agreement are hereby ratified and approved;

(3)	the plan of arrangement (the “Plan of Arrangement”) of Cardiome implementing the Arrangement, the full text of which is set out in Schedule “A” to the Arrangement Agreement (as the Plan of Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted;

(4)	notwithstanding that this resolution has been passed (and the Arrangement approved) by the shareholders of Cardiome or that the Arrangement has been approved by the Supreme Court of British Columbia (the “Court”), the directors of Cardiome are hereby authorized and empowered, without further notice to, or approval of, the shareholders of Cardiome to:

(a)	amend or modify the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

(b)	subject to the terms of the Arrangement Agreement, not proceed with the Arrangement;

(5)	any director or officer of Cardiome is hereby authorized and directed for and on behalf of Cardiome to execute, whether under corporate seal of Cardiome or otherwise, and to deliver articles of arrangement and such other documents as are necessary or desirable to the Director under the CBCA in accordance with the Arrangement Agreement for filing, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and such other documents;

(6)	Cardiome be and is hereby authorized to apply for a final order from the Court to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement; and

(7)	any one director or officer of Cardiome is hereby authorized, for and on behalf and in the name of Cardiome, to execute and deliver, whether under corporate seal of Cardiome or otherwise, all such agreements, forms, waivers, notices, certificate, confirmations and other documents and instruments, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

(a)	all actions required to be taken by or on behalf of Cardiome, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(b)	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Cardiome;

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

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APPENDIX “B”

PLAN OF ARRANGEMENT

See attached.

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PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 192

OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of those terms shall have corresponding meanings:

(a)	“Arrangement” means the arrangement under the provisions of Section 192 of the CBCA, on the terms and conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.6 of the Arrangement Agreement or Article 7 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of Cardiome, New Correvio and Cipher, each acting reasonably;

(b)	“Arrangement Agreement” means the agreement made as of March 19, 2018 between Cardiome, New Correvio and Cipher, including the schedules thereto, as the same may be amended, supplemented or otherwise modified from time to time;

(c)	“Arrangement Resolution” means the special resolution of the Cardiome Shareholders approving the Arrangement, this Plan of Arrangement and the Arrangement Agreement to be considered at the Cardiome Meeting;

(d)	“Articles of Arrangement” means the articles of arrangement of Cardiome in respect of the Arrangement, to be filed with the Director after the Final Order is made;

(e)	“Brinavess Assets” means all patents, trademarks and goodwill owned by Cardiome related to the Brinavess product and the royalty agreement between Correvio International Sarl and Cardiome with respect to royalties on non-Canadian Brinavess, but not including any Canadian patents, trademarks and goodwill related to the Brinavess product;

(f)	“Business Day” means any day of the year, other than a Saturday, Sunday or any statutory holiday in Toronto, Ontario or Vancouver, British Columbia;

(g)	“Cardiome” means Cardiome Pharma Corp., a corporation existing under the federal laws of Canada;

(h)	“Cardiome Meeting” means the special meeting of the Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order for the purpose of considering and, if thought fit, approving the Arrangement Resolution;

(i)	“Cardiome Shares” means the common shares in the capital of Cardiome;

(j)	“CBCA” means the Canada Business Corporations Act, including all regulations made thereunder;

(k)	“Cipher” means Cipher Pharmaceuticals Inc.;

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(l)	“Consideration” means the consideration to be received by Shareholders (other than Dissenting Shareholders) for their Cardiome Shares pursuant to this Plan of Arrangement, consisting of one (1) New Correvio Share for each one (1) Cardiome Share in accordance with the Exchange Ratio (subject to any adjustment of the Exchange Ratio);

(m)	“Correvio Canada” means a corporation to be incorporated under the CBCA, that is and will be a wholly-owned subsidiary of Cardiome immediately prior to the Effective Time;

(n)	“Correvio Canada Shares” means issued and outstanding common shares in the capital of Correvio Canada;

(o)	“Court” means the Supreme Court of British Columbia;

(p)	“CRA” means the Canada Revenue Agency;

(q)	“Director” means the director appointed pursuant to Section 260 of the CBCA;

(r)	“Dissent Rights” has the meaning ascribed thereto in Section 5.1;

(s)	“Dissenting Shares” means the Cardiome Shares held by Dissenting Shareholders in respect of which such Dissenting Shareholders have given Notice of Dissent;

(t)	“Dissenting Shareholder” means a registered holder of Cardiome Shares who has duly and validly exercised the Dissent Rights in respect of the Arrangement Resolution in strict compliance with the Dissent Rights and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

(u)	“Dividend” shall have the meaning ascribed thereto in subsection 3.1(a)(xvi)G hereof;

(v)	“Effective Date” means the date upon which the Arrangement becomes effective as established by the date of issue shown on the certificate giving effect to the Arrangement as issued by the Director pursuant to Section 192(7) of the CBCA;

(w)	“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date or such other time as Cardiome and Cipher may agree upon in writing;

(x)	“Exchange Ratio” means a ratio of one (1) New Correvio Share for each one (1) Cardiome Share; provided however, that the Cardiome Board may by resolution determine to adjust and set the number of Cardiome Shares in such ratio at any number between one (1) and ten (10) so as to permit compliance with any applicable stock exchange requirements;

(y)	“Fair Market Value” with reference to:

(i)	a Cardiome Share means the amount that is the closing price of the Cardiome Shares on the TSX on the last trading day immediately prior to the Effective Date;

(ii)	a New Correvio Share means the amount that is the Fair Market Value of a Cardiome Share multiplied by the Exchange Ratio;

(z)	“Final Order” means the order of the Court granted pursuant to Section 192 of the CBCA, in a form acceptable to the Parties, each acting reasonably, approving the Arrangement, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of the Parties, each acting reasonably) at any time prior to the Effective Date or, if appealed, as affirmed or amended (provided, however, that any such amendment is acceptable to the Parties, each acting reasonably) on appeal unless such appeal is withdrawn, abandoned or denied;

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(aa)	“Former Cardiome Shareholders” means the holders of Cardiome Shares immediately prior to the Effective Time;

(bb)	“Governmental Entity” (i) any multinational or supranational body or organization, nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any taxing authority, any ministry or department or agency of any of the foregoing, (ii) any self-regulatory organization or stock exchange, including the Toronto Stock Exchange, (iii) any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government; and (iv) any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of such entities or other bodies pursuant to the foregoing;

(cc)	“holder”, when used with reference to any securities of Cardiome, means the holder of such securities shown from time to time in the securities register maintained by or on behalf of Cardiome in respect of such securities;

(dd)	“Initial Share Price” means $1.00;

(ee)	“In-The-Money Amount” in respect of a stock option means the amount, if any, by which the aggregate Fair Market Value at that time of the securities subject to the option exceeds the aggregate exercise price of the option;

(ff)	“Interim Order” means the interim order of the Court to be issued following the application therefor contemplated by Section 2.3(b) of the Arrangement Agreement, after being informed of the intention to rely upon the exemption from registration under Section 3(a)(10) of the U.S. Securities Act with respect to the New Correvio Shares and New Correvio Replacement Options issued pursuant to the Arrangement, in a form acceptable to the Parties, each acting reasonably, providing for, among other things, the calling and holding of the Cardiome Meeting, as such order may be affirmed, amended, modified, supplemented or varied by the Court with the consent of the Parties, each acting reasonably;

(gg)	“New Correvio” means Correvio Pharma Corp., a corporation incorporated under the CBCA, that is and will be a wholly-owned subsidiary of Cardiome immediately prior to the Effective Time;

(hh)	“New Correvio Replacement Option” has the meaning given to it in s. 3.1(a)(ix);

(ii)	“New Correvio Shares” means common shares in the capital of New Correvio;

(jj)	“New Correvio Stock Option Plan” means an incentive stock option plan of New Correvio, having identical terms and conditions to the Stock Option Plan, except all references to Cardiome shall be references to New Correvio and with such other changes as approved by the board of directors of Cardiome and validly approved by the Shareholders at the Cardiome Meeting;

(kk)	“Notice of Dissent” means a notice of dissent duly and validly given by a registered holder of Cardiome Shares exercising Dissent Rights as contemplated in the Interim Order and as described in Article 5;

(ll)	“Option” means, at any time, options to acquire Cardiome Shares granted under the Stock Option Plan which are, at such time, outstanding and unexercised (whether or not vested);

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(mm)	“Optionholder” means a holder of one or more Options;

(nn)	“Parties” means, collectively, Cardiome, New Correvio and Cipher and “Party” means any one of them;

(oo)	“Plan of Arrangement” means this plan of arrangement and any amendments or variations hereto made from time to time in accordance with the terms hereof, the Arrangement Agreement or made at the direction of the Court in the Final Order, with the consent of the Parties, each acting reasonably;

(pp)	“Promissory Note” means a non-interest bearing demand promissory note to be issued by New Correvio in favour of Cardiome with a principal amount equal to the excess of the fair market value of all of the assets of Cardiome, less the fair market value of the Retained Assets (as defined in the Arrangement Agreement), over the fair market value of all of the liabilities and obligations of Cardiome of any kind or nature, less the fair market value of the Retained Liabilities (as defined in the Arrangement Agreement);

(qq)	“PSU Plan” means Cardiome’s 2014 Phantom Share Unit Plan adopted with effect from December 6, 2014;

(rr)	“PSUs” means, as of any date, phantom share units issued under the PSU Plan outstanding as of such date;

(ss)	“RSU Plan” means Cardiome’s Amended Restricted Share Unit Plan adopted with effect from May 9, 2014;

(tt)	“RSUs” means, as of any date, restricted share units issued under the RSU Plan outstanding as of such date;

(uu)	“Shareholder” means a holder of one or more Cardiome Shares;

(vv)	“Share Purchase Consideration” means an amount equal to $25,500,000 to be paid by Cipher to New Correvio in payment for all Cardiome Shares held by New Correvio pursuant to the terms of the Arrangement;

(ww)	“Stock Option Plan” means the Incentive Stock Option Plan of Cardiome last approved by Shareholders on June 20, 2017;

(xx)	“Tax Act” means the Income Tax Act (Canada) including all regulations thereunder; (yy) “Transfer Agent’ means Computershare Investor Services Inc.

(zz)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder; and

(aaa)	“U.S. Tax Code” means the United States Internal Revenue Code of 1986, as amended; (bbb) “Warrantholder” means a holder of one or more Warrants; and

(ccc)	“Warrants” means, at any time, purchase warrants to acquire Cardiome Shares which are, at such time, outstanding and unexercised;

Any capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Arrangement Agreement. In addition, words and phrases used herein and defined in the CBCA and not otherwise defined herein or in the Arrangement Agreement shall have the same meaning herein as in the CBCA unless the context otherwise requires.

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1.2	Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into Articles, Sections, paragraphs and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an “Article”, “Section” or “paragraph” followed by a number and/or a letter refer to the specified Article, Section or paragraph of this Plan of Arrangement.

1.3	Number

In this Plan of Arrangement, unless the context otherwise requires, words used herein importing the singular include the plural and vice versa.

1.4	Date of Any Action

In the event that any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein are local time Vancouver, British Columbia unless otherwise stipulated herein or therein.

1.6	Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada.

ARTICLE 2

EFFECT OF THE ARRANGEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to, is subject to the provisions of, and forms a part of the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

2.2	Binding Effect

This Plan of Arrangement will become effective at the Effective Time and shall be binding upon Cipher, New Correvio and Cardiome, the Shareholders, the Optionholders, the holders of RSUs, the holders of PSUs and the Warrantholders.

ARTICLE 3

ARRANGEMENT

3.1	The Arrangement

Commencing at the Effective Time, each of the events set out below shall occur and be deemed to occur in the following sequence, in each case effective as at one minute intervals starting at the Effective Time, without any further authorization, act or formality of or by Cardiome, New Correvio, Cipher or any other Person:

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(a)	At the Effective Time:

(i)	each Cardiome Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all Encumbrances, to Cardiome and New Correvio, for and on behalf of Cardiome, shall thereupon be obliged to pay the amount therefor determined and payable in accordance with Article 5 hereof, and the name of such holder shall be removed from the register of the Cardiome Shares maintained by or on behalf of Cardiome and Cardiome shall be recorded as the registered holder of the Cardiome Shares so transferred and shall be deemed to be the legal and beneficial owner of such Cardiome Shares;

(ii)	each outstanding Cardiome Share (other than Cardiome Shares held by Cardiome or Cipher or any affiliates thereof) will, without further act or formality by or on behalf of a holder of Cardiome Shares, be irrevocably assigned and transferred by the holder thereof to New Correvio, free and clear of all Encumbrances, in exchange for one (1) New Correvio Share in accordance with Section 85.1 of the Tax Act (subject to any adjustment of the Exchange Ratio), and

A.	the holder of such Cardiome Shares shall cease to be the holder thereof and to have any rights as holder of such Cardiome Share other than the right to receive one (1) New Correvio Share (subject to any adjustment of the Exchange Ratio) in accordance with this Plan of Arrangement;

B.	such holder’s name shall be removed from the register of the Cardiome Shares maintained by or on behalf of Cardiome; and

C.	New Correvio shall be deemed to be the transferee and the legal and beneficial holder of such Cardiome Share, free and clear of all Encumbrances, and shall be entered as the registered holder of such Cardiome Share in the register of the Cardiome Shares maintained by or on behalf of Cardiome.

(iii)	each New Correvio Share previously held by Cardiome shall be cancelled and upon the cancellation thereof, Cardiome shall be deemed to be granted the right to receive from New Correvio, a cash payment equal to the Initial Share Price, and Cardiome shall cease to have any rights as a holder of New Correvio Shares other than the right to be paid the Initial Share Price per New Correvio Share in accordance with this Plan of Arrangement;

(iv)	each RSU outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the RSU Plan, shall be deemed to be unconditionally vested, and such RSU shall, without any further action by or on behalf of a holder of RSUs, be deemed to be assigned and transferred by such holder to Cardiome in exchange for a cash payment from Cardiome equal to the fair market value, as determined by the Board of New Correvio, at the Effective Time of each RSU held, subject to applicable withholdings, and each such RSU shall immediately be cancelled;

(v)	immediately following the cancellation of all RSUs pursuant to step immediately above, Cardiome shall have no further Liability with respect to any RSUs (or any Liability to any holder or former holder thereof) and the RSU Plan shall be cancelled and terminated;

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(vi)	each PSU outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the PSU Plan, shall be deemed to be unconditionally vested, and such PSU shall, without any further action by or on behalf of a holder of PSUs, be deemed to be assigned and transferred by such holder to Cardiome in exchange for a cash payment from Cardiome equal to the fair market value, as determined by the Board of New Correvio, at the Effective Time of each PSU held, subject to applicable withholdings, and each such PSU shall immediately be cancelled;

(vii)	immediately following the cancellation of all PSUs pursuant to step immediately above, Cardiome shall have no further Liability with respect to any PSUs (or any Liability to any holder or former holder thereof) and the PSU Plan shall be cancelled and terminated;

(viii)	New Correvio will adopt the New Correvio Stock Option Plan;

(ix)	each Option outstanding immediately prior to the Effective Time will be exchanged for an option (each, a “New Correvio Replacement Option”) to purchase from New Correvio, without further act or formality, the number of New Correvio Shares equal to the product of (A) the number of Cardiome Shares subject to the Option immediately before the Effective Time, and (B) the Exchange Ratio, provided that if the foregoing would result in the issuance of a fraction of a New Correvio Share on any particular exercise of New Correvio Replacement Options, then the number of New Correvio Shares otherwise issued shall be rounded down to the nearest whole number of New Correvio Shares. The exercise price per New Correvio Share subject to any such New Correvio Replacement Option shall be an amount equal to the quotient of (A) the exercise price per Cardiome Share under the exchanged Option immediately prior to the Effective Time divided by (B) the Exchange Ratio (provided that the aggregate exercise price payable on any particular exercise of New Correvio Replacement Options shall be rounded up to the nearest whole cent). Except as set out above, all terms and conditions of a New Correvio Replacement Option, including the term to expiry, conditions to and manner of exercising, will be the same as the Option for which it was exchanged, and shall be governed by the terms of the New Correvio Stock Option Plan and any document evidencing an Option shall thereafter evidence and be deemed to evidence such New Correvio Replacement Option. If the exchange contemplated by this paragraph results in a disposition of Options, it is intended that the provisions of subsection 7(1.4) of the Tax Act apply to any such disposition. Accordingly, and notwithstanding the foregoing, if required, the exercise price of a New Correvio Replacement Option will be increased such that the In-The-Money Amount of the New Correvio Replacement Option immediately after the exchange does not exceed the In-The-Money Amount of the Option immediately before the exchange.

(x)	immediately following the exchange of Options for New Correvio Replacements Options pursuant to step immediately above, Cardiome shall have no further Liability with respect to any Options (or any Liability to any holder or former holder thereof) and the Stock Plan shall be cancelled and terminated;

(xi)	New Correvio will, as soon as practicable after the effective date of its listing on the TSX and before June 30, 2019, file an election with the CRA to become a public corporation;

(xii)	Cardiome will assign any and all of its rights, title or interest in or to the Brinavess Assets to Correvio Canada, in consideration of Correvio Canada issuing to Cardiome 100 Correvio Canada Shares with an issue price equal to the fair market value of the Brinavess Assets, and Cardiome and Correvio Canada will jointly elect under subsection 85(1) of the Tax Act to have the transfer take place on a tax-free basis;

(xiii)	New Correvio will furnish a report on Form 6-K to the SEC with respect to New Correvio succeeding to Cardiome’s reporting obligations under the U.S. Exchange Act pursuant to Rule 12g-3(a) thereunder;

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(xiv)	Cardiome will file a Form 15 with the SEC to terminate or suspend, as applicable, its reporting obligations under the U.S. Exchange Act;

(xv)	from and after the Effective Date, without further act or formality:

A.	Cardiome will be deemed to have transferred to New Correvio, in consideration of (i) New Correvio assuming all of the Assumed Liabilities (as defined in the Arrangement Agreement) and (ii) the issuance by New Correvio of the Promissory Note to Cardiome, all of the Assigned Assets (as defined in the Arrangement Agreement) and New Correvio will be deemed to own and hold all of the Assigned Assets from and after the Effective Date;

B.	Cardiome will be deemed to have assigned and transferred to New Correvio, and New Correvio will be deemed to have accepted from Cardiome, all of the Assumed Liabilities from and after the Effective Date and, without limiting the provisions hereof, all rights of creditors or others will be unimpaired by such transfer, and all of the Assumed Liabilities may be enforced against New Correvio from and after the Effective Date to the same extent as if such Assumed Liabilities had been incurred or contracted by New Correvio (and Cardiome shall be forever released and discharged from any Liability in respect thereof);

C.	all rights, contracts, permits and interests of Cardiome will be deemed to continue as rights, contracts, permits and interests of New Correvio to the same extent as if Cardiome continued to hold such rights, contracts, permits and interests (and Cardiome shall be forever released and discharged from any Liability in respect thereof);

D.	any existing cause of action, claim or liability to prosecution by or against Cardiome will be unaffected may be enforced by or against New Correvio (and Cardiome shall be forever released and discharged from any Liability in respect thereof);

E.	a civil, criminal or administrative action or proceeding pending by or against Cardiome may be continued by or against New Correvio (and Cardiome shall be forever released and discharged from any Liability in respect thereof);

F.	a conviction against, or ruling, order or judgment in favour of or against Cardiome may be enforced by or against New Correvio (and Cardiome shall be forever released and discharged from any Liability in respect thereof);

G.	Cardiome shall declare a dividend on its common shares in an amount equal to the principal amount of the Promissory Note (the “Dividend”);

H.	Cardiome and New Correvio shall set-off the amounts owing between them pursuant to the Promissory Note and as a result of the Dividend such that the amounts owing pursuant to each shall be deemed fully satisfied and the Promissory Note shall be deemed fully paid and cancelled;

I.	the name of New Correvio shall continue to be “Correvio Pharma Corp.”;

J.	the name of Cardiome shall continue to be “Cardiome Pharma Corp.”;

K.	the registered office of New Correvio shall be located in the City of Vancouver in the Province of British Columbia, and the address of the first registered office of New Correvio shall be Suite 2600, 595 Burrard Street, Vancouver, BC, V7X 1L3;

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L.	New Correvio shall be authorized to issue an unlimited number of common shares;

M.	the rights privileges, restrictions and conditions attaching to the common shares shall be as follows:

Not Applicable

N.	the stated capital of the common shares of New Correvio will be an amount equal to the paid-up capital, as that term is defined in the Tax Act, attributable to the common shares of Cardiome immediately prior to the exchange referred to above in Section 3.1(a)(ii);

O.	the board of directors of New Correvio shall, until otherwise changed in accordance with the CBCA, consist of a minimum number of one (1) director and a maximum number of ten (10) directors;

P.	the first directors of New Correvio shall be the persons whose names and addresses for service appear below:

Name	Address for Service	Resident Canadian
Richard M. Glickman	6th Floor, 1441 Creekside Dr. Vancouver, BC Canada V6J 4S7	Yes
W. James O’Shea	6th Floor, 1441 Creekside Dr. Vancouver, BC Canada V6J 4S7	No
William L. Hunter, MD	6th Floor, 1441 Creekside Dr. Vancouver, BC Canada V6J 4S7	Yes
Mark H. Corrigan, MD	6th Floor, 1441 Creekside Dr. Vancouver, BC Canada V6J 4S7	No
Arthur H. Wilms	6th Floor, 1441 Creekside Dr. Vancouver, BC Canada V6J 4S7	Yes
Robert J. Meyer, MD	6th Floor, 1441 Creekside Dr. Vancouver, BC Canada V6J 4S7	No

Q.	the auditors of Cardiome shall be appointed to be the auditors of New Correvio until the next annual general meeting of the shareholders of New Correvio;

R.	there shall be no restrictions on the business which New Correvio is authorized to carry on or on the powers which New Correvio may exercise;

S.	the by-laws of New Correvio, until repealed, amended or altered, shall be the by- laws of Cardiome; and

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T.	without in any way restricting the powers conferred upon New Correvio or its board of directors by the CBCA, as now enacted or as the same may from time to time be amended, re-enacted or replaced, the board of directors may from time to time, without authorization of the shareholders, in such amounts and on such terms as it deems expedient:

(i)	borrow money upon the credit of New Correvio;

(ii)	issue, re-issue, sell or pledge debt obligations of New Correvio;

(iii)	subject to the provisions of the CBCA, as now enacted or as the same may from time to time be amended, re-enacted or replaced, give a guarantee on behalf of the corporation to secure performance of an obligation of any Person; and

(iv)	mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the corporation owned or subsequently acquired, to secure any obligation of New Correvio.

U.	The board of directors may from time to time delegate to a director, a committee of directors or an officer of New Correvio any or all of the powers conferred on the board of directors as set out above, to such extent and in such manner as the board of directors shall determine at the time of such delegation.

(xvi)	each outstanding Cardiome Share held by New Correvio will, without further act or formality by or on behalf of New Correvio, be irrevocably assigned and transferred to Cipher, free and clear of all Encumbrances, in exchange for the payment by Cipher of the Share Purchase Consideration; and

(xvii)	the transfers and exchanges provided for in this Section 3.1 will be deemed to occur on the Effective Date, notwithstanding that certain of the procedures related thereto are not completed until after the Effective Date.

3.2	Post Effective Time Procedures

(a)          Subject to the provisions of Article 5 hereof, the share exchange described in Section 3.1(a)(ii) will take effect without further act or formality by or on behalf of a holder of Cardiome Shares and Former Cardiome Shareholders shall be entitled to receive delivery of the certificates representing the New Correvio Shares to which they are entitled pursuant to Section 3.1(a) hereof from the Transfer Agent upon request by such Former Cardiome Shareholder.

(b)         New Correvio will prepare, or cause to be prepared, and deliver to Cipher, all Tax Returns for Cardiome, under the Tax Act for all of their Tax periods ending on or prior to the Effective Date that are due to be filed (taking into account any extensions) before or after the Effective Date; provided, that (i) such Tax Returns shall be prepared in a manner consistent with past practice and applicable Law and (ii) such Tax Returns shall be submitted to Cipher not later than, in the case of Tax Returns to be filed under the Tax Act, thirty days, and in all other cases, five days prior to the due date for filing such Tax Returns (or, if such due date is within forty-five days following the Effective Date, as soon as practicable following the Effective Date) for review and consent by Cipher, following which Cipher shall cause Cardiome to file such Tax Returns. New Correvio will pay or cause to be paid, and will indemnify and hold harmless Cipher and Cardiome with respect to, all Taxes payable with respect to all periods ending on or prior to the Effective Date. Cardiome shall immediately upon receipt transfer and assign to New Correvio any and all tax refunds received by Cardiome or receivable for taxation years ending on or before the Effective Date.

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(c)         Cipher and New Correvio will cooperate, as and to the extent reasonably requested by the other Party, in connection with the filing and preparation of Tax Returns pursuant to this Section (or otherwise required in relation to the Arrangement) and any audit by the CRA or any other Governmental Entity, litigation or other proceeding relating to any Tax Return of Cardiome (or any predecessor corporation). Such cooperation will include: (i) the retention and (upon the other Party’s request) the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding until the expiration of any applicable limitation period; and (ii) making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder, Cipher agrees not to permit Cardiome to file any amended Tax Return, or any amendment to any previously filed Tax Return, with respect to any period on or prior to the Effective Date (other than any amendments to provincial or local Tax Returns required by applicable Law on account of adjustment to a Tax Return under the Tax Act) without the consent of New Correvio, which consent shall not be unreasonably withheld.

(d)         New Correvio will prepare, or cause to be prepared, a draft valuation report from KPMG (the “Valuation Report”) in respect of all of the property and assets of Cardiome as is reasonably required to assist in the filing of Cardiome’s Tax Returns for the Tax periods ending on or prior to the Effective Date in accordance with Section 3.2(b) above. Upon execution of a hold harmless letter from Cipher to KPMG, in form and substance satisfactory to KPMG, acting reasonably, New Correvio shall provide to Cipher for its review the Valuation Report, including any supporting materials related thereto reasonably requested by Cipher, no later than 90 days prior to the due date for filing its Tax Return. Cipher shall notify New Correvio in writing within 45 days of receipt of the Valuation Report if it has any comments with respect to such items in the Valuation Report and such comments shall be incorporated into the Valuation Report provided that such comments are reasonably required in accordance with applicable Laws.

3.3	No Fractional Shares

In no event shall any holder of Cardiome Shares be entitled to a fractional New Correvio Share. Where the aggregate number of New Correvio Shares to be issued to a Person as consideration under or as a result of this Arrangement would result in a fraction of a New Correvio Share being issuable, the number of New Correvio Shares to be received by such securityholder shall be rounded down to the nearest whole New Correvio Share and no Person will be entitled to any compensation in respect of a fractional New Correvio Share.

ARTICLE 4

WARRANTS

4.1	Warrants

In accordance with the terms of the Warrants, each Warrantholder shall be entitled to receive (and such holder shall accept) upon the exercise of such holder’s Warrant, in lieu of Cardiome Shares to which such holder was theretofore entitled upon such exercise, and for the same aggregate consideration payable therefor, the number of New Correvio Shares which the holder would have been entitled to receive as a result of the transactions contemplated by this Arrangement if, immediately prior to the Effective Date, such holder had been the registered holder of the number of Cardiome Shares to which such holder would have been entitled if such holder had exercised such holder’s Warrants immediately prior to the Effective Time. Each Warrant shall continue to be governed by and be subject to the terms of the applicable Warrant certificate or indenture, subject to any supplemental exercise documents issued by New Correvio, acting reasonably, to holders of Warrants to facilitate the exercise of the Warrants and the payment of the corresponding portion of the exercise price associate with each of them. Immediately following the Effective Time, Cardiome shall have no further Liability with respect to any Warrants (or any Liability to any holder or former holder thereof).

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4.2	Exercise of Warrants Post-Effective Time

Upon any valid exercise of a Warrant after the Effective Time, New Correvio shall issue the necessary number of New Correvio Shares necessary to settle such exercise, provided that New Correvio has received the Warrant exercise price.

ARTICLE 5

DISSENT RIGHTS

5.1	Rights of Dissent

Pursuant to the Interim Order, each registered Shareholder may exercise rights of dissent (“Dissent Rights”) under Section 190 of the CBCA as modified by this ARTICLE 5 as the same may be modified by the Interim Order or the Final Order in respect of the Arrangement, provided that the written objection to the Arrangement Resolution contemplated by Section 190 of the CBCA must be sent to and received by Cardiome at least two days before the Cardiome Meeting. Shareholders who duly exercise such rights of dissent and who:

(a)          are ultimately determined to be entitled to be paid fair value from New Correvio, for the Dissenting Shares in respect of which they have exercised Dissent Rights, will be deemed to have irrevocably transferred such Dissenting Shares to Cardiome pursuant to Section 3.1(a)(i) in consideration of such fair value; or

(b)          are ultimately not entitled, for any reason, to be paid fair value for the Dissenting Shares in respect of which they have exercised Dissent Rights, will be deemed to have participated in the Arrangement on the same basis as a Shareholder who has not exercised Dissent Rights;

but in no case will Cardiome, New Correvio or Cipher or any other Person be required to recognize such holders as holders of Cardiome Shares after the completion of the steps set forth in Section 3.1(a), and each Dissenting Shareholder will cease to be entitled to the rights of a Shareholder in respect of the Cardiome Shares in relation to which such Dissenting Shareholder has exercised Dissent Rights and the central securities register of Cardiome will be amended to reflect that such former holder is no longer the holder of such Cardiome Shares as and from the completion of the steps in Section 3.1(a)

ARTICLE 6

CERTIFICATES AND PAYMENTS

6.1	Payment of Consideration

(a)          On the Effective Date, the share exchange described in Section 3.1(a)(ii) will take effect without further act or formality by or on behalf of a holder of Cardiome Shares.

(b)          Following the Effective Date, Former Cardiome Shareholders may surrender to the Transfer Agent certificates that immediately prior to the Effective Time represented outstanding Cardiome Shares that were transferred under Section 3.1(a) for cancellation and such additional documents and instruments as the Transfer Agent may reasonably require, and the Transfer Agent shall deliver to such holder, or make available for pick up at its offices during normal business hours, a certificate representing the New Correvio Shares that such holder is entitled to receive in accordance with Section 3.1(a) hereof, less any amounts withheld pursuant to Section 6.3.

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(c)          Until surrendered as contemplated by this Section 6.1, each certificate which immediately prior to the Effective Time represented Cardiome Shares will be deemed after the time described in Sections 3.1(a) to represent only the right to receive from the Transfer Agent upon such surrender a certificate representing the New Correvio Shares that the holder of such certificate is entitled to receive in accordance with Section 3.1 hereof, less any amounts withheld pursuant to Section 6.3.

(d)          Upon the request of a Former Cardiome Shareholder, the Transfer Agent will:

(i)	forward or cause to be forwarded, by first class mail (postage paid) to such former holder at the address specified by such former holder; or

(ii)	if requested by such former holder, make available at the offices of the Transfer Agent; or

(iii)	if the former holder neither specifies an address as described in Section 6.1(d)(i) nor makes a request as described in Section 6.1(d)(ii), forward or cause to be forwarded by first class mail (postage paid) to such former holder at the address of such former holder as shown on the applicable securities register maintained by or on behalf of Cardiome immediately prior to the Effective Time;

a certificate representing the New Correvio Shares that are to be issued to such Former Cardiome Shareholder in accordance with the provisions hereof.

(e)          No holder of Cardiome Shares, Options or Warrants, shall be entitled to receive any consideration or entitlement with respect to such Cardiome Shares, Options or Warrants, other than any consideration or entitlement to which such holder is entitled to receive in accordance with Section 3.1, this Section 6.1 and the other terms of this Plan of Arrangement and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than any declared but unpaid dividends.

6.2	Loss of Certificates

In the event any certificate which immediately prior to the Effective Time represented any outstanding Cardiome Shares that were acquired by Cipher or Cardiome pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the former holder of such Cardiome Shares, the Transfer Agent will deliver to such Person or make available for pick up at its offices in exchange for such lost, stolen or destroyed certificate, a certificate representing the New Correvio Shares which the former holder of such Cardiome Shares is entitled to receive pursuant to Section 3.1 hereof. When authorizing such payment in relation to any lost, stolen or destroyed certificate, the former holder of such Cardiome Shares will, as a condition precedent to the delivery of such Consideration, give a bond satisfactory to New Correvio, Cardiome and the Transfer Agent in such sum as New Correvio may direct or otherwise indemnify New Correvio and Cardiome in a manner satisfactory to New Correvio and Cardiome against any claim that may be made against New Correvio or Cardiome with respect to the certificate alleged to have been lost, stolen or destroyed.

6.3	Withholding Rights

Any of the Parties or the Transfer Agent will be entitled to deduct and withhold from any consideration otherwise payable to any Shareholder under this Plan of Arrangement (including any payment to Dissenting Shareholders) such amounts as New Correvio, Cardiome or the Transfer Agent is required to deduct and withhold with respect to such payment under the Tax Act, the U.S. Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder, or any provision of any provincial, state, local or foreign tax law as counsel may advise is required to be so deducted and withheld by New Correvio, Cardiome or the Transfer Agent, as the case may be. For the purposes hereof, all such withheld amounts shall be treated as having been paid to the Person in respect of which such deduction and withholding was made on account of the obligation to make payment to such Person hereunder, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Entity by or on behalf of New Correvio, Cardiome or the Transfer Agent, as the case may be.

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6.4	No Encumbrances

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Encumbrances or other claims of third parties of any kind.

6.5	Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Cardiome Shares, Warrants, and Options issued prior to the Effective Time, (b) the rights and obligations of the Shareholders, Cardiome, Cipher, and the Transfer Agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Cardiome Shares, Warrants and Options shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

ARTICLE 7

AMENDMENTS

7.1	Amendments to Plan of Arrangement

(a)          The Parties may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by the Parties, each acting reasonably, (iii) filed with the Court and, if made following the Cardiome Meeting, approved by the Court, and (iv) communicated to Shareholders if and as required by the Court.

(b)         Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Parties at any time prior to the Cardiome Meeting (provided that Cipher and Cardiome shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Cardiome Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)         Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Cardiome Meeting shall be effective only if (i) it is consented to in writing by each of the Parties (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by some or all of the Shareholders voting in the manner directed by the Court.

(d)         Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by New Correvio and Cipher, provided that it concerns a matter which, in the reasonable opinion of New Correvio and Cipher, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any Former Cardiome Shareholder.

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ARTICLE 8

FURTHER ASSURANCES

8.1	Further Assurances

Notwithstanding that the transactions and events set out herein will occur and are hereby deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of New Correvio, Cardiome and Cipher will make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein. Cardiome hereby irrevocably appoints New Correvio as its duly authorized agent to be its attorney or mandatary for the purposes of doing anything which New Correvio may lawfully do by attorney to fulfil any obligation of Cardiome under this Agreement.

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APPENDIX “C”

FAIRNESS OPINION

See attached.

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Evans & Evans, Inc.

1075 WEST GEORGIA STREET SUITE 1330
VANCOUVER, BRITISH COLUMBIA CANADA, V6E 3C9

Tel: (604) 408-2222
www.evansevans.com

March 15, 2018

CARDIOME PHARMA CORP.

1441 Creekside Drive, 6th Floor

Vancouver, British Columbia V6J 4S7

Attention: Board of Directors

Dear Sirs:

Subject: Fairness Opinion

1.0	Introduction

1.1	Evans & Evans, Inc. (“Evans & Evans” or the “authors of the Opinion”) was engaged by the Board of Directors (the “Board”) of Cardiome Pharma Corp. (“Cardiome” or the “Company”) of Vancouver, British Columbia to prepare a Fairness Opinion (“Opinion”) with respect to a planned corporate restructuring (the “Proposed Transaction”). The terms of the Proposed Transaction are summarized in section 1.03 below. The purpose of the Opinion is to provide an independent opinion as to the fairness of the Proposed Transaction, from a financial standpoint, to the holders of common shares, warrants and options in Cardiome (the “COM Securityholders”).

Cardiome is a reporting issuer whose shares are listed for trading on the TSX Exchange (“TSX”) under the symbol “COM” and the NASDAQ under the symbol “CRME”.

1.2	Unless otherwise noted, all monetary amounts referenced herein are Canadian dollars. Where appropriate exchange rates have been noted.

1.3	On February 8, 2018, Cardiome and Cipher Pharmaceuticals Inc. (“Cipher”) entered into a letter of intent setting out the terms of the Proposed Transaction. The Proposed Transaction will be carried out by way of a statutory plan of arrangement, which is to be completed under the provisions of the Canadian Business Corporations Act. A summary of the Proposed Transaction is provided below:

a)	Cardiome shareholders would contribute all of their shares of Cardiome to a newly formed corporation, Correvio Pharma Corp. (“Correvio”), owned by the shareholders of Cardiome;

b)	Correvio would restructure Cardiome such that certain historical Canadian assets of Cardiome (specifically, Cardiome’s Canadian rights to the following pharmaceutical assets: BRINAVESS®, AGGRASTAT®, Trevyent® and XydalbaTM (the “Canadian Assets”)) would remain in the restructured Cardiome and the remaining assets would become assets of Correvio;

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CARDIOME PHARMA CORP.

March 15, 2018

c)	all obligations and liabilities of Cardiome, other than certain agreed upon obligations or liabilities of Cardiome relating to the Canadian Assets (the “Retained Liabilities”), would be assumed by Correvio;

d)	Cipher would acquire from Correvio all of the outstanding shares of restructured Cardiome (the “Cardiome Shares”) in exchange for a cash payment of C$25,500,000 (the “Transaction Proceeds”);

e)	Correvio would give Cipher a right of first refusal for any new Canadian pharmaceutical product that Correvio acquires; and,

f)	Cipher will pay to Correvio C$500,000 if Cardiome facilitates the introduction to Cipher of any additional pharmaceutical product prior to closing.

There is a break-fee payable to Cipher under certain circumstances.

The Proposed Transaction had not been announced as of the date of the Opinion.

The draft Arrangement Agreement outlines standard wording with respect to a superior proposal should Cardiome receive an offer following the announcement of the Proposed Transaction. A termination fee of US$2.5 million is payable by Cardiome to Cipher under certain conditions.

1.4	The Board retained Evans & Evans to act as an independent advisor to Cardiome and to prepare and deliver the Opinion to the Board to provide an independent opinion as to the fairness of the Proposed Transaction, from a financial point of view, to the COM Securityholders as at March 15, 2018 (the “Date of Review”).

1.5	Cardiome was incorporated under the Company Act (British Columbia) on December 12, 1986 and was continued under the laws of Canada on March 8, 2002. Cardiome is a specialty pharmaceutical company dedicated to offering patients and healthcare providers therapeutic options that effectively, safely, and conveniently manage acute medical conditions to improve health and quality of life.

Cardiome currently has two marketed, in-hospital cardiology products, BRINAVESS® and AGGRASTAT®, which are commercially available in markets outside of the United States. Cardiome has licensed a European-approved antibiotic, Xydalba™ that the Company has launched commercially in Germany, the United Kingdom, and France, and expects to commercialize in Belgium, Nordic nations, Canada, certain other European countries and select countries in the Middle East over time. Cardiome has also licensed Zevtera®/Mabelio® (ceftobiprole medocaril sodium), a cephalosporin antibiotic for the treatment of community-acquired and hospital-acquired pneumonia, which is currently marketed in Germany, Italy, the United Kingdom, France, Austria and Switzerland. In addition, Cardiome has also licensed commercialization rights to a pre-registration drug/device combination product, Trevyent® in certain regions outside the United States and commercialization rights to cardiology products Esmocard® and Esmocard Lyo® (esmolol hydrochloride), a short-acting beta-blocker used to control rapid heart rate in a number of cardiovascular indications, in certain European countries.

Evans & Evans, Inc.

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CARDIOME PHARMA CORP.

March 15, 2018

The wholly-owned principal subsidiaries of Cardiome and their jurisdictions of incorporation or organization are - Cardiome International SA (Switzerland), Cardiome UK Limited (United Kingdom), Correvio LLC (Delaware, U.S.A.), Correvio International S.a.r.l. (Switzerland) and Correvio (UK) Ltd. (United Kingdom).

The Company’s fiscal year end is December 31. The Company has generated US$85 million in losses since January 1, 2014. In addition to its pharmaceutical assets, the Company has approximately $327 million in tax loss carryforwards that expire between 2019 and 2035.

Canadian Assets

BRINAVESS®

On June 12, 2017 Cardiome announced that it received authorization from Health Canada to begin selling BRINAVESS® (vernakalant hydrochloride, IV) in Canada. BRINAVESS® is an antiarrhythmic drug that acts preferentially in the atria by prolonging atrial refractoriness and slowing impulse conduction in a rate-dependent fashion. BRINAVESS® is not approved for use in the United States but has been sold in the European Union since the fourth quarter of 2010. The drug is approved in approximately 50 countries worldwide.

Cardiome’s first sales of BRINAVESS® in Canada were in January 2018 and sales to- date are less than US$100,000.

Evans & Evans, Inc.

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CARDIOME PHARMA CORP.

March 15, 2018

AGGRASTAT®

Cardiome received Health Canada approval for the sale of AGGRASTAT® in June of 2017. AGGRASTAT® is an intravenous (“IV”) non-peptidal antagonist of the glycoprotein (GP) IIb/IIIa receptor, an important platelet surface receptor involved in platelet aggregation. AGGRASTAT®, in combination with anticoagulants (e.g. heparin) and other antiplatelet therapies, including acetylsalicylic acid (“ASA”), is currently approved in Canada for the management of adult patients with non-ST-elevation acute coronary syndrome.

AGGRASTAT is commercialized in 60 countries worldwide, either by Cardiome or via its distributor and partner network. Cardiome acquired the Canadian AGGRASTAT® commercialization rights through its acquisition of Correvio LLC in November 2013.

To-date, the Company’s sales of AGGRASTAT® in Canada are less than US$200,000 and associated marketing costs exceed US$500,000.

Trevyent®

In December of 2017 Cardiome announced that its partner SteadyMed Ltd. (“SteadyMed”) has reached agreement with the U.S. Food and Drug Administration (“FDA”) on the work necessary to resubmit the New Drug Application (“NDA) for Trevyent® for the treatment of pulmonary arterial hypertension (“PAH”).

Designed to address the limitations of existing PAH therapies, SteadyMed’s Trevyent® is an investigational drug product which combines a preservative-free, parenteral formulation of treprostinil, a vasodilatory prostacyclin analogue, with SteadyMed's proprietary PatchPump®. Trevyent® is a sterile, pre-filled, pre-programmed, single use disposable infusion system that is in development for the initial indication of continuous subcutaneous infusion of treprostinil for the treatment PAH. Cardiome licensed the commercial rights to Trevyent for the international markets of Europe, Canada and the Middle East and plans to file regulatory submissions for Trevyent in Europe and Canada following SteadyMed's filing of a NDA in the U.S.

In June 2015, Cardiome entered into an exclusive license and supply agreement (the “License Agreement”) with SteadyMed whereby SteadyMed granted Cardiome an exclusive royalty-bearing license to commercialize Trevyent® in Europe, Canada and the Middle East if Trevyent® is approved for the treatment of PAH in such regions. Under the License Agreement, SteadyMed will receive up to US$12.3 million in connection with regulatory and sales milestones, including an upfront payment of US$3 million.

As Trevyent® is not approved for sale in Canada, no revenues have been generated to- date.

Evans & Evans, Inc.

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CARDIOME PHARMA CORP.

March 15, 2018

XydalbaTM

XydalbaTM is a second-generation, semi-synthetic lipoglycopeptide, which consists of a lipophilic side-chain added to an enhanced glycopeptide backbone. XydalbaTM shows bactericidal activity in vitro against a range of Gram-positive bacteria, such as Staphylococcus aureus (including methicillin-resistant strains) and Streptococcus pyogenes, as well as certain other streptococcal species.

Xydalba™ was approved by the European Medicines Agency (the “EMA”) in February 2015 as a treatment for Acute Bacterial Skin and Skin Structure Infections (“ABSSSI”) in adults. Dalbavancin is commercialized under the trade name Xydalba™ in certain countries outside the United States and Dalvance® in the United States. Cardiome launched Xydalba™ in Germany and the United Kingdom in December 2016 and in France in February 2017.

As Xydalba™ is not approved for sale in Canada, no revenues have been generated to- date.

1.6	Atrial Fibrillation (“AF”) is a supraventricular tachyarrhythmia with uncoordinated atrial activation resulting in ineffective atrial contraction and if left untreated, structural and/or electrophysiological atrial tissue abnormalities. AF is a common cardiac rhythm disturbance that increases in prevalence with advancing age. AF affects approximately 350,000 patients in Canada1.

Acute Coronary Syndromes (“ACS”) is a term that refers to a variety of conditions consistent with acute myocardial ischemia and/or infarction that are usually due to an abrupt reduction in coronary blood flow. The ACS spectrum includes patients with ST- elevation myocardial infarction (“STEMI”) and non-ST-elevation ACS (“NSTE-ACS”), which is comprised of non-STEMI (“NSTEMI”) and unstable angina. The thrombus (i.e. blood clot that forms inside a blood vessel or chamber of the heart) formation reduces blood flow in the affected coronary artery and causes ischemic chest pain.

Pulmonary Arterial Hypertension is a life threatening, progressive disease caused by narrowing or tightening (constriction) of the pulmonary arteries, which connect the right side of the heart to the lungs. PAH is a type of high blood pressure that occurs in the right side of the heart and in the arteries that supply blood to the lungs. PAH worsens over time and is life-threatening because the pressure in a patient's pulmonary arteries rises to dangerously high levels, putting a strain on the heart. There is no cure for PAH, but several medications are available to treat symptoms.

HAP is a type of pneumonia that is caused after 48 hours of hospitalization. HAP is one of the major challenges faced by the public healthcare system today. The disease is the second most common type of hospital-acquired infections. Pneumonia is an inflammatory condition of lungs and mainly affects the microscopic air sacs called alveoli. This is primarily caused by infection by bacteria or viruses and sometimes with other microorganisms. It can be mainly distinguished on how the infection was acquired.

1	http://www.heartandstroke.ca/heart/conditions/atrial-fibrillation

Evans & Evans, Inc.

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CARDIOME PHARMA CORP.

March 15, 2018

According to market experts acute skin and skin structure infections (ABSSSI) comprise a set of bacterial infections that involve multiple layers of the skin and associated tissues. These infections tend to be more severe in nature than simple infections of the skin, and they usually require systemic antibacterial therapy and patient hospitalization. The majority of ABSSSIs are caused by Gram-positive bacterial strains, especially Staphylococcus aureus. However, Gram-negative bacteria has high importance in specific types of infections, as well as in hospital settings.

2.0	Engagement of Evans & Evans, Inc.

2.01	Evans & Evans was formally engaged by the Board pursuant to an engagement letter with the Board dated February 23, 2018 (the “Engagement Letter”). The Engagement Letter provides the terms upon which Evans & Evans has agreed to provide the Opinion to the Board.

The terms of the Engagement Letter provide that Evans & Evans is to be paid a flat professional fee for its services. In addition, Evans & Evans is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by Cardiome in certain circumstances. The fee established for the Opinion has not been contingent upon the opinions presented.

3.0	Scope of Review

3.1	In connection with preparing the Opinion, Evans & Evans has reviewed and relied upon, or carried out, among other things, the following:

•	Interviewed management of the Company to gain an understanding of the business operations and the assets involved in the Proposed Transaction.

•	Reviewed the letter of intent between Cardiome and Cipher dated February 8, 2018.

•	Reviewed the draft Arrangement Agreement between Cardiome, Cipher and Correvio.

•	Reviewed a presentation entitled “Cipher / Cardiome Meeting” December 12, 2017. The presentation was prepared by management for the Board outlining the Proposed Transaction.

•	Reviewed the Company’s website www.cardiome.com.

•	Reviewed the Company’s management-prepared financial statements for the nine months ended September 30, 2017.

Evans & Evans, Inc.

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CARDIOME PHARMA CORP.

March 15, 2018

•	Reviewed the Company’s financial statements for the years ended December 2013 to 2016 as audited by KPMG LP

•	Reviewed the Company’s share capitalization table as at the date of the Opinion.

•	Reviewed the Company’s press releases for the 18 months preceding the date of the Opinion.

•	Reviewed the Company’s Annual Information Form for the year ended December 31, 2016 and the Management Discussion and Analysis Report for the nine months ended September 30, 2017.

•	Reviewed the Company’s trading data on the TSX and NASDAQ for the period January 3, 2017 to March 14, 2018. As can be seen from the chart below, the Company’s trading price saw a significant decline in the second half of 2017 and has been relatively stable since that time.

•	Reviewed information on the market for the Canadian Assets from such sources as: Allied Market Research; Heart and Stroke Foundation; Transparency Market Research; Global Data; Grand View Research, Inc.; Healthcare Journal; Journal of the American College of Cardiology; Organisation for Economic Co-operation and Development; World Health Organization; Technavio; Credence Research, Inc.; BCC Research, Inc. In reviewing the Company’s market Evans & Evans found the following.

Evans & Evans, Inc.

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CARDIOME PHARMA CORP.

March 15, 2018

o	The Canadian pharmaceutical market is the eighth largest in the world, accounting for about 2% of the world market by sales according to the Research and Markets “Canada Pharmaceutical Industry 2016” report.

o	The rising age of the population is leading to increased prevalence of AF. Increasing prevalence of common diseases and conditions such as obesity, diabetes, hypertension, etc., are leading to the risk of various heart problems. Moreover, the rise in people suffering from high blood pressure, and valvular heart disease due to the rheumatic fever are some of the most common risk factors for AF.

o	According to data from Allied Market Research, non-surgical devices dominate the AF market. While North America dominates the AF market, the majority of the growth over the next five years is expected to come from China, Japan and India. The United States is the largest market overall.

o	According to a study by Transparency Market Research, the global atrial fibrillation market is expected to witness strong growth over the next 10 years. The market is estimated to register 11.0% compound annual growth rate (“CAGR”) during the forecast period 2017 to 2026. The market is also estimated to reach US$10.925 billion in revenue by the end of 2026.

o	Pharmacological products for AF dominated the overall market in terms of revenue in 2013 at over 55.0% according to data from GrandView Research Inc. (“GVRI”).

o	Research firm GobalData reports that most antiarrhythmic drugs are already genericized and more will follow, contributing to a rapid decline in market value from 2022.

o	According the Healthcare Journal, North America and Europe dominate the global acute coronary syndrome market, primarily due to increased awareness about acute coronary syndrome in these regions. The U.S. represents the largest market for acute coronary syndrome market with Asia representing the fastest growing market.

o	Market research analysts at Technavio predict that the global hospital-acquired pneumonia (“HAP”) drugs market will grow steadily at a CAGR of more than 2% from 2017 to 2021. Inadequate sanitary conditions and the inappropriate use of sanitary drugs are some of the artificial factors leading to the development of MDR microorganisms, consequently rising HAP cases. This will increase the need for HAP drugs, which will in turn, augment the growth prospects for the HAP drugs market.

Evans & Evans, Inc.

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CARDIOME PHARMA CORP.

March 15, 2018

o	According to data from Technavio, the HAP drugs market is fragmented due to the presence of vendors of various sizes and market shares. It is dominated by few key players that set competitive pricing strategies followed in the market.

o	According to a research report published by Transparency Market Research, revenues of about US$3.8 billion are expected to be generated through six drugs aimed at treating hospital acquired pneumonia by 2020.

o	One of the major trends visible in the global hospital acquired pneumonia market is the shift in preference from conventional antibiotic drugs to the modern, novel biological drugs.

o	The PAH market is expected to reach US$8.7 billion by 2025, according to a 2016 report from GVRI. Incidents of PAH, increasing geriatric population, and government support to develop orphan drugs are key driving factors for the market. Cumulatively, the cases of PAH are in the range of 100,000 to 200,000 per year. North America with its supportive infrastructure for development and distribution of high quality therapies dominated global pulmonary arterial hypertension market with more than 50.0% share in 2015. GRVI estimated the global PAH at US$5.0 billion in 2015 The global prevalence of PAH is around 15 to 50 cases per million, hence, it is classified as a rare disorder.

o	The presence of a large population over 60 years, which has lower immunity levels and is prone to PAH and associated diseases, is a high impact-rendering driver for the growth of PAH market over the next five years. Although the onset age for this disorder is 45 years, it is frequently observed to occur in population above 60 years of age.

o	Research and Markets, in its “Global Pulmonary Arterial Hypertension (PAH) Drugs Market 2017-2021” report estimates the global PAH drugs market to grow at a CAGR of 3.2% during the period 2017 to 2021. The latest trend gaining momentum in the market is increased focus on combination therapies. The PAH treatment is shifting toward the use of combination therapies that employ two or more drugs.

o	According to a 2017 report from Credence Research, Inc., the ABSSSI market is expected to grow at a CAGR of 9.8% from 2017 to 2025. According to research reports in the United States, average inpatient costs per ABSSSI patient ranges between US$6,000 to US$13,000 recorded in 2016, with multi-day room and board expenses comprising 50% of total costs.

•	Limitation and Qualification: Evans & Evans did not visit any of the Company’s facilities. Evans & Evans has, therefore, relied on management’s disclosure with respect to the properties / operations of the Company and the various technical reports outlined in section 3.0 above.

Evans & Evans, Inc.

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CARDIOME PHARMA CORP.

March 15, 2018

4.0	Prior Valuations

4.01	The Company have represented to Evans & Evans that there have been no formal valuations or appraisals relating to the Company or the Canadian Assets made in the preceding three years which are in the possession or control of the Company.

5.0	Conditions and Restrictions

5.1	The Opinion may not be issued to anyone, nor relied upon by any party beyond the Board, the TSX and the court approving the Proposed Transaction. The Opinion may be referenced and/or included in Cardiome’s information circular and may be submitted to the COM Securityholders.

5.2	The Opinion may not be issued to any international stock exchange and/or regulatory authority beyond the TSX.

5.3	The Opinion may not be issued and/or used to support any type of value with any other third parties, legal authorities, nor stock exchanges, or other regulatory authorities, nor any international tax authority. Such use is done so without the consent of Evans & Evans and readers are advised of such restricted use as set out above. Nor can it be used or relied upon by any of these parties or relied upon in any legal proceeding and/or court matter (other than relating to the approval of the Proposed Transaction).

5.4	Any use beyond that defined above is done so without the consent of Evans & Evans and readers are advised of such restricted use as set out above.

5.5	The Opinion should not be construed as a formal valuation or appraisal of Cardiome or the Canadian Assets. Evans & Evans, has, however, conducted such analyses as we considered necessary in the circumstances.

5.6	In preparing the Opinion, Evans & Evans has relied upon and assumed, without independent verification, the truthfulness, accuracy and completeness of the information and the financial data provided by the Company. Evans & Evans has therefore relied upon all specific information as received and declines any responsibility should the results presented be affected by the lack of completeness or truthfulness of such information. Publicly available information deemed relevant for the purpose of the analyses contained in the Opinion has also been used.

The Opinion is based on: (i) our interpretation of the information which the Company, as well as their representatives and advisers, have supplied to-date; (ii) our understanding of the terms of the Proposed Transaction; and (iii) the assumption that the Proposed Transaction will be consummated in accordance with the expected terms.

5.7	The Opinion is necessarily based on economic, market and other conditions as of the date hereof, and the written and oral information made available to us until the date of the Opinion. It is understood that subsequent developments may affect the conclusions of the Opinion, and that, in addition, Evans & Evans has no obligation to update, revise or reaffirm the Opinion.

Evans & Evans, Inc.

C-11

CARDIOME PHARMA CORP.

March 15, 2018

5.8	Evans & Evans denies any responsibility, financial, legal or other, for any use and/or improper use of the Opinion however occasioned.

5.9	Evans & Evans is expressing no opinion as to the price at which any securities of Cardiome or the Resulting Issuer will trade on any stock exchange at any time.

5.10	No opinion is expressed by Evans & Evans as to whether any alternative transaction might have been more beneficial to the shareholders of Cardiome.

5.11	Evans & Evans reserves the right to review all information and calculations included or referred to in the Opinion and, if it considers it necessary, to revise part and/or its entire Opinion and conclusion in light of any information which becomes known to Evans & Evans during or after the date of this Opinion.

5.12	In preparing the Opinion, Evans & Evans has relied upon a letter from management of Cardiome confirming to Evans & Evans in writing that the information and management's representations made to Evans & Evans in preparing the Opinion are accurate, correct and complete, and that there are no material omissions of information that would affect the conclusions contained in the Opinion.

5.13	Evans & Evans has based its Opinion upon a variety of factors. Accordingly, Evans & Evans believes that its analyses must be considered as a whole. Selecting portions of its analyses or the factors considered by Evans & Evans, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. Evans & Evans’ conclusions as to the fairness, from a financial point of view, to the COM Securityholders of the Proposed Transaction were based on its review of the Proposed Transaction taken as a whole, in the context of all of the matters described under “Scope of Review”, rather than on any particular element of the Proposed Transaction or the Proposed Transaction outside the context of the matters described under “Scope of Review”. The Opinion should be read in its entirety.

5.14	Evans & Evans and all of its Principal’s, Partner’s, staff or associates’ total liability for any errors, omissions or negligent acts, whether they are in contract or in tort or in breach of fiduciary duty or otherwise, arising from any professional services performed or not performed by Evans & Evans, its Principal, Partner, any of its directors, officers, shareholders or employees, shall be limited to the fees charged and paid for the Opinion. No claim shall be brought against any of the above parties, in contract or in tort, more than two years after the date of the Opinion.

Evans & Evans, Inc.

C-12

CARDIOME PHARMA CORP.

March 15, 2018

6.0	Assumptions

6.1	In preparing the Opinion, Evans & Evans has made certain assumptions as outlined below.

6.2	With the approval of Cardiome and as provided for in the Engagement Letter, Evans & Evans has relied upon, and has assumed the completeness, accuracy and fair presentation of, all financial information, business plans, forecasts and other information, data, advice, opinions and representations obtained by it from public sources or provided by the Company or their affiliates or any of their respective officers, directors, consultants, advisors or representatives (collectively, the “Information”). The Opinion is conditional upon such completeness, accuracy and fair presentation of the Information. In accordance with the terms of the Engagement Letter, but subject to the exercise of its professional judgment, and except as expressly described herein, Evans & Evans has not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

6.3	Senior officers of Cardiome represented to Evans & Evans that, among other things: (i) the Information (other than estimates or budgets) provided orally by, an officer or employee of Cardiome or in writing by Cardiome (including, in each case, affiliates and their respective directors, officers, consultants, advisors and representatives) to Evans & Evans relating to Cardiome, its affiliates or the Proposed Transaction, for the purposes of the Engagement Letter, including in particular preparing the Opinion was, at the date the Information was provided to Evans & Evans, fairly and reasonably presented and complete, true and correct in all material respects, and did not, and does not, contain any untrue statement of a material fact in respect of Cardiome, the Canadian Assets or the Proposed Transaction and did not and does not omit to state a material fact in respect Cardiome, the Canadian Assets or the Proposed Transaction that is necessary to make the Information not misleading in light of the circumstances under which the Information was made or provided; (ii) with respect to portions of the Information that constitute financial estimates or budgets, they have been fairly and reasonably presented and reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company or their associates and affiliates as to the matters covered thereby and such financial estimates and budgets reasonably represent the views of management of the Company; and (iii) since the dates on which the Information was provided to Evans & Evans, except as disclosed in writing to Evans & Evans, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of their affiliates and no material change has occurred in the Information or any part thereof which would have, or which would reasonably be expected to have, a material effect on the Opinion.

Evans & Evans, Inc.

C-13

CARDIOME PHARMA CORP.

March 15, 2018

6.4	In preparing the Opinion, we have made several assumptions, including that all final or executed versions of documents will conform in all material respects to the drafts provided to us, all of the conditions required to implement the Proposed Transaction will be met, all consents, permissions, exemptions or orders of relevant third parties or regulating authorities will be obtained without adverse condition or qualification, the procedures being followed to implement the Proposed Transaction are valid and effective and that the disclosure provided or (if applicable) incorporated by reference in any Information Circular provided to shareholders with respect to Cardiome and the Proposed Transaction will be accurate in all material respects and will comply with the requirements of applicable law. Evans & Evans also made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of Evans & Evans and any party involved in the Proposed Transaction. Although Evans & Evans believes that the assumptions used in preparing the Opinion are appropriate in the circumstances, some or all of these assumptions may nevertheless prove to be incorrect.

6.5	The Company and all of its related parties and their principals had no contingent liabilities, unusual contractual arrangements, or substantial commitments, other than in the ordinary course of business, nor litigation pending or threatened, nor judgments rendered against, other than those disclosed by management and included in the Opinion that would affect the evaluation or comment.

6.6	As at September 30, 2017 all assets and liabilities of Cardiome have been recorded in their accounts and financial statements and follow U.S. generally accepted accounting principles.

6.7	Management-provided estimates as to the sales generated by Cardiome for the Canadian Assets are accurate, to the best of their knowledge.

6.8	There were no material changes in the financial position of the Company between the date of the most recent financial statements and March 15, 2018 (i.e., the Date of Review) unless noted in the Opinion.

6.9	Representations made by the Company as to the number of shares outstanding are accurate.

7.0	Fairness Considerations

7.1	In considering fairness, from a financial point of view, Evans & Evans considered the Proposed Transaction from the perspective of the COM Securityholders as a whole and did not consider the specific circumstances of any particular shareholder, including with regard to income tax considerations.

7.2	In considering fairness of the Proposed Transaction, from a financial point of view, Evans & Evans considered the following.

a.	Cardiome’s trading prices over the 10, 30, 90 and 180 trading days preceding the Date of Review. In the 180 trading days preceding the Date of Review, Cardiome’s average share price was in the range of $1.88 to $2.86 per share. As can be seen from the following tables, over the 90-days preceding the Date of Review, the Company’s share price on the TSX was relatively stable.

Evans & Evans, Inc.

C-14

CARDIOME PHARMA CORP.

March 15, 2018

Trading Price		March 14, 2018
		Minimum	Average	Maximum
10-Days Preceding		1.82	2.02	2.24
30-Days Preceding		1.75	1.88	2.24
90-Days Preceding		1.70	1.90	2.24
180-Days Preceding		1.70	2.86	6.06

Market Capitalization

	10-Days	30-Days	90-Days	180-Days
	$68,700,000	$63,760,000	$64,390,000	$97,010,000

While shares traded on 178 of 180 trading days on the TSX, as can be seen from the table below, in the 90 trading days preceding the Date of Review only 680,368 shares (2.0%) of Cardiome were traded. The Company does trade more actively on NASDAQ, however overall liquidity is low.

Trading Volume - TSX
	Minimum	Average	Maximum	Total	%
10-Days Preceding	9,858	26,005	58,650	260,046	0.8%
30-Days Preceding	450	15,145	58,650	454,354	1.3%
90-Days Preceding	450	18,032	66,102	680,368	2.0%
180-Days Preceding	0	17,688	156,704	3,183,802	9.4%

Trading Volume - NASDAQ
	Minimum	Average	Maximum	Total	%
10-Days Preceding	11,600	77,210	245,400	772,100	2.3%
30-Days Preceding	7,600	62,303	245,400	1,869,100	5.5%
90-Days Preceding	7,600	80,422	354,500	2,895,600	8.5%
180-Days Preceding	7,600	112,932	1,148,100	20,327,800	59.9%

b.	The financial position and results of the Company as at the date of the Opinion. As at September 30, 2017, Cardiome had working capital of approximately US$35.8 million. However, the Company had generated a loss of approximately US$21.5 million in the nine months ended September 30, 2017. Even with increasing revenues, the Company is not generating positive cash flows from operations.

US$	September 30, 2017		December 31, 2016		December 31, 2015		December 31, 2014

Working Capital	$35,835		$30,821		$15,742		$14,194
Current Ratio	5.57	(x)	3.8	(x)	1.91	(x)	1.8	(x)
Short-Term Debt / Equity	0.	(x)	0.	(x)	0.2	(x)	0.1	(x)
Total Debt / Equity	1.67	(x)	0.57	(x)	0.48	(x)	0.7	(x)

Evans & Evans, Inc.

C-15

CARDIOME PHARMA CORP.

March 15, 2018

c.	The Transaction Proceeds provide the Company with working capital for at least nine months. As at September 30, 2017 working capital was sufficient for at least 12 months. As a result of the Proposed Transaction Cardiome may be able to go through 2018 and part of 2019 before seeking financing. This is positive as the Company's share price declined 51% between January 1, 2017 and the Date of Review on the TSX.

d.	The value of the Company as implied by recent equity financings. In the first nine months of 2017, Cardiome issued shares for gross proceeds of $9.2 million that implied a value for Cardiome of $176 million on an undiluted basis.

Cardiome Pharma
Fall 2017 Offerings	C$

Shares Issued	1,768,024

Price Per Share	$5.23
Gross Proceeds	$9,249,749
Shares Outstanding Prior to Financing	31,884,420
Shares Outstanding After Financing	33,652,444
% of Outstanding Shares Issued in Fina	5%

Implied Value of 100%	$176,060,000

e.	A review of the Transaction Proceeds in relation to the Company’s market capitalization. As outlined in the table below, the Transaction Proceeds represent 26.3% to 37.1% of Cardiome’s market capitalization over the 180 trading days preceding the Date of Review. Comparatively, sales of the Canadian Assets are currently nominal and the Canadian market is significantly smaller than the markets retained by Cardiome. Overall, the Canadian pharmaceutical market represents 2% of global sales.

C$
Transaction Proceeds	$25,500,000	$25,500,000	$25,500,000

10-Day Average Market Capitalization	$68,700,000
90-Day Average Market Capitalization		$64,390,000
180-Day Average Market Capitalization			$97,010,000

Proceeds as a % of Market Capitalization	37.1%	39.6%	26.3%

f.	A review of the tax losses available in the Company in Canada and the earnings required in order to take advantage of such losses. As outlined below, the Company would need to generate taxable earnings in Canada in excess of $1.0 billion in order to utilize existing tax losses.

Evans & Evans, Inc.

C-16

CARDIOME PHARMA CORP.

March 15, 2018

Tax Losses - US$ 000s		2019		2020		2021	Until 2035
Tax Loss Available		$3,384		$34,506		$6,478	$283,087
Canadian Tax Rate		26.5%		26.5%		26.5%	26.5%
Income Required Over the Period		$12,770		$130,211		$24,445	$1,068,253

2017 Annualized Loss before Taxes	-	$28,484
2016 Loss before Income Tax			-	$19,467
Average Loss before Income Tax (2015 & 2016)					-	$21,970

g.	A review of the value implied for the tax losses based on the Transaction Proceeds. The Transaction Proceeds imply a value of $0.078 per dollar of available tax losses (assuming nominal value for the Canadian Assets). General rules-of-thumb for tax losses are in the range of $0.025 to $0.05.

Tax Losses - US$ 000s

Tax Loss Available	$327,455
Transaction Proceeds	$25,500

Income Required Over the Period	$0.078

h.	A review of the dilution that would occur if the Company were to attempt to raise the Transaction Proceeds in a financing at prevailing market prices. As outlined in the table below, based on the 10-day and 30-day weighted average price the exiting COM Securityholders would see dilution of approximately 28%.

C$
Gross Proceeds	$25,500,000

10-Day Weighted Average Price	$1.99
30-Day Weighted Average Price		$1.91

Shares Issued at Market Price	12,785,622	13,319,329

Current Shares Issued	33,940,715	33,940,715

Implied Dilution	27.4%	28.2%

i.	A review of the revenues that would be required from the Canadian Assets in order to generate a contribution margin equal to the Transaction Proceeds. As outlined below, the Canadian Assets would need to generate US$71 million in revenues in order to generate the contribution margin equal to the Transaction Proceeds. Such revenues are more than double what Cardiome currently generates worldwide.

Evans & Evans, Inc.

C-17

CARDIOME PHARMA CORP.

March 15, 2018

US$ '000s		2017	2016	2015	2014
Revenues		$16,974	$25,256	$20,910	$30,042
Selling, General & Admin		$26,277	$30,513	$31,004	$33,813
Cost of Sales - %		28.5%	25.0%	31.5%	33.4%

Sales Required to Generate Contribution Margin Equal to Transaction Proceeds

Transaction Proceeds	$19,908,654

Revenue	$71,130,212
Cost of Sales	$19,037,225	Average of 2016 & YTD 2017
Selling, General & Admin	$32,184,333	Average 2015, 2016, Annualized 2017
Contribution Margin	$19,908,654

8.0	Fairness Conclusions

8.1	Based upon and subject to the foregoing and such other matters as we consider relevant, it is our opinion, as of the date hereof and the Date of Review, that the terms of the Proposed Transaction, as outlined in section 1.03, are fair, from a financial point of view, to the COM Securityholders.

8.2	Evans & Evans did consider the following quantitative and qualitative issues which shareholders might consider when reviewing the Proposed Transaction as a whole. Evans & Evans has not attempted to quantify the qualitative issues.

a.	In the view of Evans & Evans, the underlying value of Cardiome is not fundamentally altered by the completion of the Proposed Transaction (with reference to all assumptions noted in 5.0) as sales from the Canadian Assets are currently nominal.

b.	The Proposed Transaction does not change the ownership position of current COM Securityholders in Correvio. Each CRV Securityholder has the same pro rata ownership of Correvio as they did in Cardiome prior to the completion of the Proposed Transaction.

c.	The Company does not have a strong Canadian sales presence which reduces its ability to significantly improve the contribution margin provided by the Canadian Assets. There is no evidence to suggest revenues from the Canadian Assets would equal the Transaction Proceeds in the near team.

d.	As noted above, sales of the Canadian Assets are nominal whereas the Transaction Proceeds represent over 30% of the Company’s current market capitalization.

e.	Currently, Xydalba™ and Trevyent® are not approved for sale in Canada. Accordingly, the Company would be expected to incur additional costs seeking Health Canada approval before any revenues could be generated from the sales of these products.

Evans & Evans, Inc.

C-18

CARDIOME PHARMA CORP.

March 15, 2018

f.	The Company has short-term tax losses they will expire in the next two years if the Company is not able to generate earnings in Canada. There is no evidence to suggest Cardiome will be able to generate positive earnings in Canada in the short-term. Cardiome has been selling BRINAVESS® since 2010 and AGGRASTAT® since 2016 and has continued to experience losses on a consolidated basis.

g.	The Canadian market represents less than 5% of the global market for the indications covered by the Canadian Assets.

As Cardiome has not announced the Proposed Transaction, no analysis could be undertaken as to the impact of the Proposed Transaction on the share price of Cardiome.

9.0	Qualifications & Certification

9.1	The Opinion preparation was carried out by Jennifer Lucas and thereafter reviewed by Michael Evans.

Mr. Michael A. Evans, MBA, CFA, CBV, ASA, Principal, founded Evans & Evans, Inc. in 1988. For the past 31 years, he has been extensively involved in the financial services and management consulting fields in Vancouver, where he was a Vice-President of two firms, The Genesis Group (1986-1989) and Western Venture Development Corporation (1989-1990). Over this period he has been involved in the preparation of over 2,500 technical and assessment reports, business plans, business valuations, and feasibility studies for submission to various Canadian stock exchanges and securities commissions as well as for private purposes. Formerly, he spent three years in the computer industry in Western Canada with Wang Canada Limited (1983-1986) where he worked in the areas of marketing and sales.

Mr. Michael A. Evans holds: a Bachelor of Business Administration degree from Simon Fraser University, British Columbia (1981); a Master’s degree in Business Administration from the University of Portland, Oregon (1983) where he graduated with honors; the professional designations of Chartered Financial Analyst (CFA), Chartered Business Valuator (CBV) and Accredited Senior Appraiser. Mr. Evans is a member of the CFA Institute, the Canadian Institute of Chartered Business Valuators (“CICBV”) and the American Society of Appraisers (“ASA”).

Ms. Jennifer Lucas, MBA, CBV, ASA, Partner, joined Evans & Evans in 1997. Ms. Lucas possesses several years of relevant experience as an analyst in the public and private sector in British Columbia and Saskatchewan. Her background includes working for the Office of the Superintendent of Financial Institutions of British Columbia as a Financial Analyst. Ms. Lucas has also gained experience in the Personal Security and Telecommunications industries. Since joining Evans & Evans Ms. Lucas has been involved in writing and reviewing over 1,500 valuation and due diligence reports for public and private transactions.

Ms. Lucas holds: a Bachelor of Commerce degree from the University of Saskatchewan (1993), a Masters in Business Administration degree from the University of British Columbia (1995). Ms. Lucas holds the professional designations of Chartered Business Valuator and Accredited Senior Appraiser. She is a member of the CICBV and the ASA.

Evans & Evans, Inc.

C-19

CARDIOME PHARMA CORP.

March 15, 2018

9.2	The analyses, opinions, calculations and conclusions were developed, and this Opinion has been prepared in accordance with the standards set forth by the Canadian Institute of Chartered Business Valuators.

9.3	The authors of the Opinion have no present or prospective interest in the Company, or any entity that is the subject of this Opinion, and we have no personal interest with respect to the parties involved.

Yours very truly,

“EVANS & EVANS, INC.”

EVANS & EVANS, INC.

Evans & Evans, Inc.

C-20

APPENDIX “D”

COURT MATERIALS

See attached.

D-1

No.	Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 192 OF THE

CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, C. 44, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING

CARDIOME PHARMA CORP.

AND

CORREVIO PHARMA CORP. AND

AND

CIPHER PHARMACEUTICALS INC.

CARDIOME PHARMA CORP.

PETITIONER

INTERIM ORDER MADE AFTER APPLICATION

BEFORE MASTER TOKAREK	)	05/APR/2018
)
)

ON THE APPLICATION of the Petitioner, Cardiome Pharma Corp. ("Cardiome") for an Interim Order pursuant to its Petition filed on April 5, 2018.

☒	without notice coming on for hearing at Vancouver, British Columbia on April 5, 2018 and on hearing Alexandra Luchenko, counsel to Cardiome and upon reading the Petition herein, the Affidavit #1 of William Hunter sworn on April 5, 2018 (the "Hunter Affidavit") and the Affidavit #1 of Jacqueline Wilmott sworn on April 5, 2018 both filed herein; and upon being advised that it is the intention of Correvio Pharma Corp. ("New Correvio") to rely upon Section 3(a)(10) of the United States Securities Act of 1933 (the "1933 Act") as a basis for an exemption from the registration requirements of the 1933 Act with respect to securities of New Correvio issued under the proposed Plan of Arrangement based on the Court's approval of the Arrangement;

D-2

THIS COURT ORDERS THAT:

DEFINITIONS

1.            As used in this Interim Order, unless otherwise defined, terms beginning with capital letters have the respective meanings set out in the Notice of Annual and Special Meeting and Management Information Circular (the "Circular") attached as Exhibit "A" to the Hunter Affidavit.

SPECIAL MEETING

2.            Pursuant to section 192 of the Canada Business Corporations Act, R.S.C. 1985, c.       C-44 as amended (the "CBCA"), Cardiome is authorized and directed to call, hold and conduct a special meeting (the "Cardiome Meeting") of the holders of common shares (the "Cardiome Shareholders") in the capital of Cardiome to be held at 9:30 a.m. (Vancouver time) on May 9, 2018 at 6th Floor, 1441 Creekside Drive, Vancouver, British Columbia, V6J 4S7, and described in the Circular, to:

(a)	consider and, if thought advisable, to pass a special resolution (the "Arrangement Resolution") to approve an arrangement (the "Arrangement") involving Cardiome, its Shareholders and New Correvio and Cipher as more particularly described in the plan of arrangement (the "Plan of Arrangement") substantially in the form attached as Appendix "A" to the Circular; and

(b)	transact such other business as may properly come before the Cardiome Meeting or any adjournment thereof.

3.            The Cardiome Meeting shall be called, held and conducted in accordance with the CBCA, the Circular and the bylaws of Cardiome, subject to the terms of this Interim Order, and any further Order of this Court, and the rulings and directions of the Chair of the Cardiome Meeting, such rulings and directions not to be inconsistent with this Interim Order.

D-3

ADJ OURN M ENT

4.            Cardiome, if it deems advisable, is specifically authorized to adjourn or postpone the Cardiome Meeting on one or more occasions, without the necessity of first convening the Cardiome Meeting or first obtaining any vote of the Cardiome Shareholders respecting the adjournment or postponement and without the need for approval of the Court. Notice of any such adjournments or postponements shall be given by press release, news release, newspaper advertisement, or by notice sent to Cardiome Shareholders by one of the methods specified in paragraphs 9 and 10 of this Interim Order.

5.            The Record Date (as defined in paragraph 7 below) shall not change in respect of adjournments or postponements of the Cardiome Meeting.

AM ENDM ENTS

6.            Prior to the Cardiome Meeting, Cardiome is authorized to make such amendments, revisions or supplements to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement without any additional notice to the Cardiome Shareholders, and the Arrangement and the Plan of Arrangement as so amended, revised or supplemented shall be the Arrangement and Plan of Arrangement submitted to the Cardiome Meeting, and the subject of the Arrangement Resolution.

RECORD DATE

7.            The record date for determining the Cardiome Shareholders entitled to receive notice of, attend and vote at the Cardiome Meeting shall be April 2, 2018 (the "Record Date"), or such other date as the Board of Directors of Cardiome may determine and as disclosed to Cardiome Shareholders in the manner they see fit.

NOTICE OF SPECIAL MEETING

8.            The Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purpose of Section 192 of the CBCA, and Cardiome shall not be required to send to the Cardiome Shareholders any other or additional statement pursuant to Section 192 of the CBCA.

9.            The Circular, form of proxy and Notice of Hearing of Petition (collectively, the "Meeting Materials") in substantially the same form as contained in Exhibits "A", "B" and "C" to the Hunter Affidavit, with such deletions, amendments or additions thereto as counsel for the Petitioner may advise are necessary or desirable, provided that such deletions, amendments or additions are not inconsistent with the terms of this Interim Order, shall be sent to:

D-4

(a)	the Cardiome Shareholders, such Meeting Materials to be sent at least twenty one (21) days prior to the date of the Cardiome Meeting (excluding the date of mailing, delivery or transmittal and the date of the Cardiome Meeting) by one or more of the following methods:

(i)	by prepaid ordinary or air mail addressed to the Cardiome Shareholder at his, her or its address as it appears on the applicable securities register of Cardiome as at the Record Date;

(ii)	by delivery in person to the addressee specified in paragraph 9 (a)(i) above; or

(iii)	by email or facsimile transmission to any Cardiome Shareholder who identifies himself, herself or itself to the satisfaction of Cardiome, acting through its representatives, who requests such email or facsimile transmission and then in accordance with such request;

(b)	the directors and auditors of Cardiome by sending the Meeting Materials by prepaid ordinary mail, or by email or facsimile transmission, to such persons at least twenty-one (21) days prior to the date of the Cardiome Meeting, excluding the date of mailing or transmittal and the date of the Cardiome Meeting; and

(c)	in the case of non-registered Cardiome Shareholders, by providing copies of the Meeting Materials to intermediaries and registered nominees for sending to both non-objecting beneficial owners and objecting beneficial owners in accordance with National Instrument 54-101 - Communications with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators at least four (4) Business Days prior to the twenty-first (2151 day prior to the date of the Cardiome Meeting;

and substantial compliance with this paragraph shall constitute good and sufficient notice of the Cardiome Meeting and Cardiome's application for the Final Order.

D-5

10.          The Circular, including the Notice of Hearing of Petition (the "Notice Materials"), in substantially the same form as contained in Exhibits "A" and "C" to the Hunter Affidavit, with such deletions, amendments or additions thereto as counsel for the Petitioner may advise are necessary or desirable, provided that such amendments are not inconsistent with the terms of this Interim Order, shall be sent to the holders of outstanding options to purchase common shares of Cardiome granted under the Cardiome Stock Option plan ("Optionholders"), the holders of outstanding restricted share units issued under the Cardiome RSU Plan (the "RSU Holders"), the holders of outstanding phantom share units issued under the Cardiome PSU Plan (the "PSU Holders"), and the holders of outstanding warrants to purchase Cardiome Shares (the "Warrantholders", and collectively with the Cardiome Shareholders, the Optionholders, the RSU Holders and the PSU Holders, the "Securityholders"), in accordance with the methods of delivery set out at paragraph 9 of this Interim Order, not later than twenty-one (21) days prior to the date of the Cardiome Meeting and that such mailing, delivery and distribution shall constitute good and sufficient notice of Cardiome's application for the Final Order.

11.          Accidental failure of, or omission, or delay by Cardiome to give notice to any one or more Securityholders, or the non-receipt of such notice by one or more Securityholders, shall not constitute a breach of this Interim Order and shall not invalidate any resolution passed or proceeding taken at the Cardiome Meeting, but if any such failure or omission is brought to the attention of Cardiome then it shall use reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

DEEMED RECEIPT OF NOTICE

12.          The Meeting Materials and Notice Materials shall be deemed, for the purposes of this Order, to have been received:

(a)	in the case of mailing, the day, Saturdays and holidays excepted, following the date of mailing;

(b)	in the case of delivery in person, the day following personal delivery or the day following delivery to the person's address in paragraph 9 above; and

(c)	in the case of any means of transmitted, recorded or electronic communication, when dispatched or delivered for dispatch.

D-6

UPDATING MEETING MATERIALS

13.          Notice of any amendments, updates or supplement to any of the information provided in the Meeting Materials or Notice Materials may be communicated to the Securityholders by press release, news release, newspaper advertisement or by notice sent to the Securityholders by any of the means set forth in paragraph 9 herein, as determined to be the most appropriate method of communication by the Board of Directors of Cardiome.

QUORUM AND VOTING

14.          As set forth in the bylaws of Cardiome, the quorum required at the Cardiome Meeting shall be Cardiome Shareholders present in person or represented by proxy holding Cardiome Shares representing not less than 20% of the votes entitled to be cast at the Cardiome Meeting.

15.          The votes taken at the Cardiome Meeting shall be taken on the basis of one vote per common share and the vote required to pass the Arrangement Resolution shall be the affirmative vote of at least 66 2/3% of the aggregate votes cast by the Cardiome Shareholders, voting as a single class, present in person or represented by proxy at the Cardiome Meeting.

16.          In all other respects, the terms, restrictions and conditions of the bylaws of Cardiome will apply in respect of the Cardiome Meeting.

PERMITTED ATTENDEES

17.          The only persons entitled to attend the Cardiome Meeting shall be the registered Cardiome Shareholders or their respective proxyholders as of the Record Date, Cardiome's directors, officers, auditors, advisors and any other person admitted on the invitation of the Chair or with the consent of the Cardiome Meeting, and the only persons entitled to be represented and to vote at the Cardiome Meeting shall be the registered Cardiome Shareholders or their respective proxyholders as at the close of business on the Record Date.

SCRUTINEERS

18.          A representative of Cardiome's registrar and transfer agent (or any agent thereof) is authorized to act as scrutineer for the Cardiome Meeting.

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SOLICITATION OF PROXIES

19.          Cardiome is authorized to use the form of proxy in connection with the Cardiome Meeting in substantially the same form as attached as Exhibit "B" to the Hunter Affidavit and Cardiome may in its discretion waive generally the time limits for deposit of proxies by Cardiome Shareholders if the Chair deems it reasonable to do so. Cardiome is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as it may determine.

20.          The procedure for the use of proxies at the Cardiome Meeting shall be as set out in the Meeting Materials.

DISSENT RIGHTS

21.          Each registered Cardiome Shareholder shall have the right to dissent in respect of the Arrangement Resolution in accordance with the provisions of section 190 of the CBCA, as modified by the terms of this Order and the Arrangement.

22.          In order for a Cardiome Shareholder to exercise such right of dissent under section 190 of the CBCA:

(a)	a dissenting Shareholder shall, despite subsection 190(5) of the CBCA, deliver a written objection to Cardiome, at its address for such purpose, Blake, Cassels & Graydon LLP, Barristers & Solicitors, Suite 2600, Three Bentall Centre, 595 Burrard Street, PO Box 49314, Vancouver, BC V7X 1L3, Attention: Alexandra Luchenko, by or before 4:00 p.m. (Vancouver time) on May 7, 2018, or no later than 4:00 p.m. (Vancouver time) on the day that is two business days prior to any postponed or adjourned Meeting;

(b)	a dissenting Cardiome Shareholder shall not have voted his, her or its Cardiome Shares at the Cardiome Meeting, either by proxy or in person, in favour of the Arrangement Resolution;

(c)	a vote against the Arrangement Resolution or an abstention shall not constitute the written objection required under subparagraph (a);

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(d)	a dissenting Cardiome Shareholder may not exercise rights of dissent in respect of only a portion of such dissenting Shareholder's Cardiome Shares but may dissent only with respect to all of the Cardiome Shares held by such person; and

(e)	the exercise of such right of dissent must otherwise comply with the requirements of Section 190 of the CBCA, as modified by this Order.

23.          Subject to further order of this Court, the rights available to the Cardiome Shareholders under the CBCA and the Arrangement to dissent from the Arrangement shall constitute full and sufficient rights of dissent for the Cardiome Shareholders with respect to the Arrangement.

24.          Notice to the Cardiome Shareholders of their right of dissent with respect to the Arrangement Resolution and to receive, subject to the provisions of the CBCA and the Arrangement, the fair value of their Cardiome Shares shall be given by including information with respect to this right in the Circular to be sent to Cardiome Shareholders in accordance with this Order.

25.          Cardiome shall make all fair value payments to dissenting Cardiome Shareholders for their Cardiome Shares pursuant to Section 190 of the CBCA.

APPLICATI ON FOR FINAL ORDER

26.          Upon the approval, with or without variation, by the Cardiome Shareholders of the Arrangement, in the manner set forth in this Interim Order, Cardiome may apply to this Court for, inter alia, an Order:

(a)	pursuant to CBCA Section 192(4)(e) approving the Arrangement; and

(b)	pursuant to CBCA Section 192(4)(e) declaring that the terms and conditions of the Arrangement are procedurally and substantively fair to Cardiome Securityholders and reasonable.

(collectively, the "Final Order")

and that the hearing of the Final Order will be held on May 11, 2018 at 9:45 a.m. (Vancouver time) at the Courthouse at 800 Smithe Street, Vancouver, British Columbia or as soon thereafter as the hearing of the Final Order can be heard or at such other date and time as this Court may direct.

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27.          The form of Notice of Hearing of Petition is hereby approved as the form of Notice of Proceedings for such approval. Any Securityholder or creditor of Cardiome has the right to appear (either in person or by counsel) and make submissions at the hearing of the application for the Final Order.

28.          Any Securityholder or creditor of Cardiome seeking to appear at the hearing of the application for the Final Order shall:

(a)	file and deliver a Response in the form prescribed by the Rules of Court, and a copy of all materials upon which they intend to rely, to the Petitioner's solicitors at:

Blake, Cassels & Graydon LLP

Barristers & Solicitors

Suite 2600, Three Bentall Centre

595 Burrard Street, PO Box 49314

Vancouver, BC V7X 1L3

Attention: Alexandra Luchenko

by or before noon (Vancouver time) on May 10, 2018, or as the Court may otherwise direct.

29.          Sending the Notice of Hearing of Petition and this Interim Order in accordance with paragraphs 9 and 10 of this Order shall constitute good and sufficient service of this proceeding and no other form of service need be made and no other material need be served on persons in respect of these proceedings. In particular, service of the Petition herein and the accompanying Affidavit and additional Affidavits as may be filed, is dispensed with.

30.          In the event the hearing for the Final Order is adjourned, only those persons who have filed and delivered a Response in accordance with this Interim Order need be provided with notice of the adjourned hearing date and any filed materials.

VARIANCE

31.          The Petitioner shall be entitled, at any time, to apply to vary this Interim Order or for such further order or orders as may be appropriate.

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32.          Rules 8-1 (apart from the requirement for an Application Record) and 16-1(8)-(12) of the Supreme Court Civil Rules are dispensed for the purposes of any further application to be made pursuant to this Petition.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

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APPENDIX “E”

INFORMATION CONCERNING NEW CORREVIO

See attached.

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Information Concerning New Correvio

The following describes the proposed business of Correvio Pharma Corp. (“New Correvio”), following the completion of the Arrangement, and should be read together with the financial statements of New Correvio attached hereto as Appendices “F”, “G, and “H” to the Circular. Except where the context otherwise requires, all of the information contained in this Appendix is made on the basis that the Arrangement has been completed as described in the Circular.

Unless the context otherwise requires, all references in this Appendix to “New Correvio” means New Correvio and any subsidiaries of New Correvio. Certain other terms used in this Appendix are defined under “Glossary of Terms” in the Circular to which this Appendix is attached.

CORPORATE STRUCTURE

Name and Incorporation

Correvio Pharma Corp. was incorporated under the CBCA on March 7, 2018. Prior to the Effective Date of the Arrangement, New Correvio will not carry on any business except as contemplated by the Arrangement.

New Correvio’s registered and records office is located at Suite 2600, 595 Burrard Street, Three Bentall Centre, Vancouver, British Columbia, Canada, V7X 1L3 and its head office and principal place of business are located at 1441 Creekside Drive, 6th Floor, Vancouver, British Columbia, Canada, V6J 4S7.

The following is a diagram of the intercorporate relationships among New Correvio and its material subsidiaries, including their respective jurisdictions of incorporation, after completion of the Arrangement. All such entities will be 100% owned, directly or indirectly, by New Correvio:

Subsidiary Name	Jurisdiction of Incorporation or Organization
Cardiome Canada Corp.	Canada
Cardiome International SA	Switzerland
Cardiome UK Limited	United Kingdom
Correvio LLC	Delaware, U.S.A.
Correvio International S.a.r.l.	Switzerland
Correvio (UK) Ltd.	United Kingdom

GENERAL DEVELOPMENT OF THE BUSINESS

New Correvio is not currently a reporting issuer and the New Correvio Shares are not listed on any stock exchange. If the Arrangement is completed, New Correvio expects that it will be a reporting issuer in each province of Canada and the Yukon Territory. Application has been made for a substitution listing of the New Correvio Shares on the TSX and Nasdaq. Any substitution listing of the New Correvio Shares will be subject to meeting the TSX and Nasdaq listing requirements and there is no assurance such a listing will be obtained.

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DESCRIPTION OF THE BUSINESS

General

Currently, New Correvio has no assets or operations. Upon completion of the Arrangement, New Correvio will have acquired and will hold all of Cardiome’s pre-transaction assets, other than the Canadian business portfolio being acquired by Cipher under the Arrangement. Consequently, after the Effective Date, New Correvio will be a specialty pharmaceutical company dedicated to offering patients and healthcare providers innovative therapeutic options that effectively, safely, and conveniently manage acute medical conditions to improve health and quality of life. Pursuant to the Arrangement, New Correvio will acquire two marketed, in-hospital cardiology products, AGGRASTAT® (“AGGRASTAT”) and BRINAVESS® (“BRINAVESS”), which are commercially available in markets outside of the United States. New Correvio will also acquire the license to a European-approved antibiotic, XYDALBATM (“XYDALBA”) (dalbavancin) that has been launched commercially in Germany, the United Kingdom, France, Ireland, Finland and Sweden and is expected to be commercialized in Belgium, the Netherlands, certain other European countries and select countries in the Middle East over time. Additionally, New Correvio will acquire the license to ZEVTERA®/MABELIO® (“ZEVTERA/MABELIO”) (ceftobiprole medocaril sodium), a cephalosporin antibiotic for the treatment of community-acquired and hospital-acquired pneumonia, which is currently marketed in Germany, Italy, the United Kingdom, France, Austria and Switzerland. Furthermore, New Correvio will also obtain the license to the commercialization rights to a pre-registration drug/device combination product, TREVYENT® (“TREVYENT”), for the treatment of pulmonary arterial hypertension (“PAH”) in certain regions outside the United States and the commercialization rights to cardiology products ESMOCARD® (“ESMOCARD”) and ESMOCARD LYO® (“ESMOCARD LYO”) (esmolol hydrochloride) in certain European countries.

Summary of the Products and Product Candidates Acquired

AGGRASTAT (tirofiban hydrochloride) is a reversible GP IIb/IIIa inhibitor (an intravenous anti-platelet drug) for use in patients with Acute Coronary Syndrome. AGGRASTAT is currently registered and approved in more than 60 countries worldwide.

XYDALBA (dalbavancin) was approved by the European Medicines Agency (the “EMA”) in February 2015 as a treatment for Acute Bacterial Skin and Skin Structure Infections (“ABSSSI”) in adults. Dalbavancin is commercialized under the trade name XYDALBA in certain countries outside the United States and DALVANCE® in the United States. XYDALBA was launched in Germany and the United Kingdom in December 2016, in France in February 2017, and in Sweden, Finland and the Republic of Ireland in October 2017.

BRINAVESS (vernakalant (IV)) was approved in the European Union in September 2010 and is currently registered and approved in approximately 50 countries for the rapid conversion of recent onset atrial fibrillation (“AF”) to sinus rhythm in adults, for non-surgery patients with AF of seven days or less and for use in post-cardiac surgery patients with AF of three days or less. BRINAVESS is mentioned as a first-line therapy in the European Society of Cardiology AF guidelines for the cardioversion of recent onset AF in patients with no, or minimal/moderate, structural heart disease.

Both AGGRASTAT and BRINAVESS are commercially available outside of the United States, through a direct sales force in Europe as well as through a global distributor and partner network. New Correvio will have a comprehensive global distributor and partner network that will allow its products to be commercialized in many countries worldwide.

ZEVTERA/MABELIO (ceftobiprole medocaril sodium) is a cephalosporin antibiotic for intravenous administration with rapid bactericidal activity against a wide range of Gram-positive and Gram-negative bacteria, including methicillin- susceptible and resistant Staphylococcus aureus (MSSA, MRSA) and susceptible Pseudomonas spp. Ceftobiprole is currently approved for sale in 13 European countries and several non-European countries for the treatment of adult patients with community-acquired pneumonia (CAP) and hospital-acquired pneumonia (HAP), excluding ventilator- associated pneumonia (VAP).

TREVYENT (treprostinil sodium) is a development stage drug/device combination product that combines SteadyMed Ltd’s (“SteadyMed”) PatchPump technology, a drug delivery device, with treprostinil, a vasodilatory prostacyclin analogue to treat PAH. PatchPump is a proprietary, disposable, parenteral drug administration platform that is prefilled and preprogrammed at the site of manufacture.

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ESMOCARD (esmolol hydrochloride) is indicated for the treatment of supraventricular tachycardia (except for pre- excitation syndromes) and for the rapid control of the ventricular rate in patients with AF or atrial flutter in perioperative, postoperative, or other circumstances where short-term control of the ventricular rate with a short-acting agent is desirable. ESMOCARD is also indicated for tachycardia and hypertension occurring in the perioperative phase and non- compensatory sinus tachycardia where, in the physician’s judgement, the rapid heart rate requires specific intervention. ESMOCARD is not intended for use in chronic settings.

RISK FACTORS

An investment in New Correvio Shares, as well as New Correvio’s prospects, are highly speculative due to the high-risk nature of its business and the present stage of its development. Shareholders of New Correvio may lose their entire investment. The risks described below are not the only ones facing New Correvio upon completion of the Arrangement. Additional risks not currently known to New Correvio, or that New Correvio currently deems immaterial, may also impair New Correvio’s operations. If any of the following risks actually occur, New Correvio’s business, financial condition and operating results could be adversely affected.

Cardiome Shareholders should consult with their professional advisors to assess the Arrangement and their resulting investment in New Correvio. In evaluating New Correvio and its business and whether to vote in favour of the Arrangement, Cardiome Shareholders should carefully consider, in addition to the other information contained in the Circular and this Appendix “E” the risk factors which follow, as well as the risks associated with the Arrangement (see in the Circular “The Arrangement – The Arrangement Agreement — Risks Associated with the Arrangement”). These risk factors may not be a definitive list of all risk factors associated with the Arrangement, an investment in New Correvio or in connection with New Correvio’s business and operations.

Listing of New Correvio Shares

The New Correvio Shares are not currently listed on any stock exchange. Although an application will be made to the TSX and Nasdaq for listing of the New Correvio Shares on the TSX and Nasdaq, there is no assurance when, or if, the New Correvio Shares will be listed on the TSX, Nasdaq or on any other stock exchange. Until the New Correvio Shares are listed on a stock exchange, shareholders of New Correvio may not be able to sell their New Correvio Shares. Even if a listing is obtained, ownership of New Correvio Shares will involve a high degree of risk.

Future capital needs and ability to raise additional funding

New Correvio will require significant additional capital resources to expand the commercialization and sales of its products and to further develop vernakalant (IV) in the United States (and elsewhere). Advancing New Correvio product candidates, market expansion of currently marketed products or acquisition and development of any new products or product candidates will require considerable resources and additional access to capital markets. In addition, future cash requirements may vary materially from those now expected. For example, future capital requirements may increase if:

▪	New Correvio experiences more generic competition for AGGRASTAT from other life sciences companies or in more markets than anticipated;

▪	New Correvio experiences delays or unexpected increases in costs in connection with obtaining regulatory approvals or commercializing its products in the various markets where New Correvio hopes to sell its products;

▪	New Correvio experiences unexpected or increased manufacturing or other supply chain costs;

▪	New Correvio experiences unexpected or increased costs relating to preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, or other lawsuits, brought by either New Correvio or New Correvio’s competition;

▪	New Correvio experiences scientific progress sooner than expected in its discovery, research and development projects, if New Correvio expands the magnitude and scope of these activities, or if it modifies its focus as a result of its discoveries;

▪	New Correvio is required to perform additional pre-clinical studies and clinical trials;

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▪	New Correvio consummates suitable business development opportunities;

▪	New Correvio elects to develop, acquire or license new technologies, products or businesses; or

▪	New Correvio is required to conduct pharmacoeconomic studies for reimbursement and/or Phase 4 studies for assessment of real-world use and safety.

New Correvio could potentially seek additional funding through corporate collaborations and licensing arrangements, through public or private equity or debt financing or through other transactions. However, if sales are slow to increase or if capital market conditions in general, or with respect to life sciences companies such as New Correvio, are unfavourable, New Correvio’s ability to obtain significant additional funding on acceptable terms, if at all, will be negatively affected. Additional financing that New Correvio may pursue may involve the sale of New Correvio common shares or financial instruments that are exchangeable for, or convertible into, New Correvio common shares which could result in significant dilution to New Correvio shareholders.

If New Correvio is unable to obtain financing to fund its operational and strategic business development activities, New Correvio may be required to delay, reduce the scope of, or eliminate one or more of its planned development and commercialization activities, which could have a material adverse effect on its business, financial condition and results of operations.

History of significant losses and significant accumulated deficit

Although New Correvio (then Cardiome) has been involved in the life sciences industry since 1992, it had, prior to the launch of BRINAVESS and the acquisition of AGGRASTAT, XYDALBA, TREVYENT, ESMOCARD and ESMOCARD LYO and ZEVTERA/MABELIO only been engaged in research and development. Before Merck, Sharp & Dohme obtained marketing approval for BRINAVESS in the European Union, Iceland and Norway in September 2010, and launched BRINAVESS in a number of European countries in 2010, none of its product candidates had been approved for marketing or commercialized. Accordingly, New Correvio has only recently begun to generate revenue from product sales and has incurred significant operating losses. Net losses for the years ended December 31, 2017 and 2016 were approximately $29.8 million and $19.6 million, respectively. New Correvio’s losses in 2017 resulted primarily from SG&A expenses associated with costs required to support the launch of XYDALBA, ZEVTERA/MABELIO and an increase in fees associated with business development activities. New Correvio cannot assure you that it will generate sufficient revenues in the future or achieve profitable operations.

History of negative operating cash flow

After taking into account the Arrangement, the continuing business of New Correvio had negative operating cash flow for the financial years ended December 31, 2017 and December 31, 2016. New Correvio anticipates that it will continue to have negative cash flow unless its product sales are able to generate a positive cash flow. To the extent that New Correvio has negative operating cash flow in future periods, it may need to allocate a portion of its cash reserves to fund such negative cash flow. New Correvio may also be required to raise additional funds through the issuance of equity or debt securities. There can be no assurance that New Correvio will be able to generate a positive cash flow from its operations, that additional capital or other types of financing will be available when needed or that these financings will be on terms favourable to New Correvio.

Future acquisitions or product licensing opportunities

As part of New Correvio’s business strategy, it may also continue to acquire additional companies, products or technologies principally related to, or complementary to, its current operations. At any given time, New Correvio may be evaluating new acquisitions of companies, products or technologies or may be exploring new licensing opportunities, and may have entered into confidentiality agreements, non-binding letters of intent or may be in the process of conducting due diligence with respect to such opportunities. Any such acquisitions will be accompanied by certain risks including, but not limited to:

▪	exposure to unknown liabilities of acquired companies and the unknown issues with any associated technologies or research;

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▪	higher than anticipated acquisition costs and expenses;

▪	the difficulty and expense of integrating operations, systems, and personnel of acquired companies;

▪	disruption of New Correvio’s ongoing business;

▪	inability to retain key customers, distributors, vendors and other business partners of the acquired company;

▪	diversion of management’s time and attention; and

▪	possible dilution to shareholders.

New Correvio may not be able to successfully overcome these risks and other problems associated with acquisitions and this may adversely affect its business, financial condition or results of operations.

Violations under the term loan with CRG Servicing LLC

Under the term loan with CRG Servicing LLC (“CRG”), as amended on February 17, 2018 (the “CRG Term Loan”), New Correvio will be required to make regular quarterly payments and meet minimum annual revenue covenants. To the extent that New Correvio is unable to generate sufficient cash flow to make its regularly scheduled payments or meet its minimum annual revenue covenants, this could result in a breach of the facility, which would require New Correvio to repay the entire amount of the CRG Term Loan outstanding. This could have a material adverse effect on New Correvio’s business, financial condition and results of operations.

Restrictive covenants

Restrictive covenants in the CRG Term Loan will impose financial and other restrictions on New Correvio. Under the CRG Term Loan, New Correvio must meet specified financial covenants, including carrying a minimum balance of unrestricted cash and cash equivalents or meeting certain annual revenue targets. To the extent that New Correvio is not able to satisfy the requirements in the CRG Term Loan or if it is not in compliance with the specified financial covenants, as adjusted by the second amendment, including meeting certain annual revenue covenants, New Correvio may be in breach of the facility which would require New Correvio to exercise a cure right by issuing additional common shares in exchange for cash or by borrowing subordinated debt in an amount equal to two times the difference between the minimum required revenue and New Correvio’s revenue for the year or repay outstanding amounts. Exercising the cure right or repaying the entire amount of the CRG Term Loan outstanding could have a material adverse effect on New Correvio’s business, financial condition and results of operations.

Dependence on five products for substantially all current revenues

Sales of a limited number of New Correvio’s products will represent substantially all of New Correvio’s revenues. If the volume or pricing of New Correvio’s products decline in the future, or New Correvio’s cost to manufacture, distribute or market its products increase in the future, New Correvio’s business, financial condition and results of operations could be materially adversely affected and this could cause the market value of the New Correvio Shares to decline. In addition, if these products were to become subject to any other issues, such as material adverse changes in prescription growth rates, unexpected side effects, regulatory proceedings, material product liability litigation, publicity affecting doctor or patient confidence or pressure from competitive products, the adverse impact New Correvio’s business, financial condition, results of operations and the market value of New Correvio’s common shares could be significant.

Exposure to generic product risk which may result in a decline in sales of AGGRASTAT

AGGRASTAT is a mature product which faces generic competition and may experience a decline in product sales in several markets. Competition from generic equivalents that would be sold at a price that is less than the price at which New Correvio currently sells AGGRASTAT could have a materially adverse impact on New Correvio’s business, financial condition and operating results. New Correvio’s efforts to enhance the marketing of AGGRASTAT through its direct sales force and to expand the indications for which New Correvio may market AGGRASTAT may not be successful in addressing or mitigating the effect of generic competition.

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Competition in the life sciences industry

The life sciences industry is highly competitive. Many companies, as well as research organizations, currently engage in, or have in the past engaged in, efforts related to the development of products in the same therapeutic areas as New Correvio. Due to the size of the cardiovascular market and the large unmet medical need for products that treat cardiovascular illnesses, a number of the world’s largest pharmaceutical companies are developing, or could potentially develop, products that could compete with New Correvio’s. GP IIb/IIIa inhibitors that AGGRASTAT competes with include ReoPro from Eli Lilly and Company and Johnson & Johnson/Centocor, Inc., Angiomax from The Medicines Company, and Integrilin from Merck. Antiarrhythmics that BRINAVESS competes with include generic competitors such as flecainide, propafenone, ibutilide and amiodarone. Competitors of dalbavancin include Zyvox from Pfizer, Cubucin from Merck, Tygacil from Pfizer, and generic competitors such as Vancomycin and Targocid.

Many of the companies developing competing technologies and products have significantly greater financial resources and expertise in discovery, research and development, manufacturing, pre-clinical studies and clinical testing, obtaining regulatory approvals, distribution and marketing than New Correvio. Other smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for discovery, research, clinical development and marketing of products similar to New Correvio’s. There is a risk that one or more of New Correvio’s competitors may develop more effective or more affordable products and that such competitors will commercialize products that will render New Correvio’s product candidates obsolete. New Correvio faces competition with respect to product efficacy and safety, ease of use and adaptability to various modes of administration, acceptance by physicians, the timing and scope of regulatory approvals, availability of resources, reimbursement coverage, price and patent positions of others. In addition, these companies and institutions also compete with New Correvio in recruiting and retaining qualified personnel. If New Correvio fails to develop new products or enhance existing products in the face of such strong competition, such competition could have a material adverse effect on New Correvio’s business, financial condition or results of operations.

Product liability claims, insurance and recalls

New Correvio’s pharmaceutical products will have undergone extensive clinical testing and have been approved by the applicable regulatory authorities prior to sale in the European Union and other countries or regions. Certain aspects of New Correvio’s clinical trials, including the design of the trials, the manufacture and storage of clinical trial material, the enrollment, dosing and follow-up of patients, the recording of trial data and the analysis of results, have been, and may in the future be, sponsored and conducted by third-party academic investigators who have not been under New Correvio’s supervision or control. New Correvio therefore may not have independently verified or audited the data or clinical trial sites, and may not do so in the future. Despite all reasonable efforts to ensure safety, it is possible that New Correvio, its suppliers or its distribution partners may sell products which are defectively manufactured or labeled, contain defective ingredient components or are misused. New Correvio’s products may also fail to meet patient expectations or produce harmful side effects. Such unexpected quality, safety or efficacy issues may be caused by a number of factors, including manufacturing defects, harmful side effects, physician experience in prescribing New Correvio’s products, failure to adhere to approved labelling, failure to adhere to good clinical practices, good pharmacovigilance practices and good manufacturing practices, or the non-compliance with clinical protocols by New Correvio or its academic investigators, the presence of other harmful conditions in a clinical trial, inadequacies of product-related information conveyed to physicians or patients, or other factors or circumstances unique to the patient. Whether or not scientifically justified, such unexpected safety or efficacy concerns can arise and it may lead to product recalls, loss of or delays in market acceptance, market withdrawals, or declining sales, as well as product liability, consumer fraud and/or other claims. Additionally, New Correvio may be exposed to product liability claims as a result of the administration of the drug candidates to volunteers and patients in clinical trials. Such liability might result from claims made directly by consumers or by life sciences companies or others selling such products. It is impossible to predict the scope of injury or liability from such defects or unexpected reactions, or the impact on the market for such products of any allegations of these claims, even if unsupported, or the measure of damages which might be imposed as a result of any claims or the cost of defending such claims. Substantial damage awards and/or settlements have been handed down – notably in the United States and other common law jurisdictions – against pharmaceutical companies based on claims for injuries allegedly caused by the use of their products. The expenses of litigation or settlements, or both, in connection with any such injuries or alleged injuries and the amount of any award imposed on New Correvio in excess of existing insurance coverage, if any, may have a material adverse impact on New Correvio and on the price of the New Correvio Shares. In addition, New Correvio may not be able to avoid significant product liability exposure even if New Correvio takes appropriate precautions, including maintaining product liability coverage (subject to deductibles and maximum payouts) and obtaining indemnification from partners (subject to the terms of each specific agreement). Any liability that New Correvio may have as a result could have a material adverse effect on its business, financial condition and results of operations, to the extent insurance coverage for such liability is not available or that its reputation is negatively affected as a result.

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Reliance on third parties for the supply and manufacture of products

All of New Correvio’s products will be manufactured by third parties. The production of New Correvio’s products will also require raw materials obtained from third parties, and the sources and quantities of such raw materials are limited. Aside from contractual rights and remedies pertaining to New Correvio’s agreements, there can be no assurance that its manufacturers or raw material providers will supply sufficient quantities of its products, the products supplied will meet New Correvio’s quality standards, or that the products supplied will be on commercially acceptable terms. Any delays or deficiencies in the supply of products will affect the marketing and sales of New Correvio’s products and might expose New Correvio to financial costs, penalties, lawsuits, product recalls or reputational harm. If New Correvio were to seek alternative sources of supply, it may not be able to find alternative supply arrangements with commercially reasonable terms or at all. Also, New Correvio will have committed under certain licensing and collaboration arrangements to supply third party distributors with products. If New Correvio is unable to fulfill such obligations, it may be in breach of the respective arrangements and may face financial penalties, lawsuits or other claims, weakened negotiating position in future third party agreement negotiations or reputational harm.

In addition, New Correvio’s third-party drug, device and chemical manufacturers will be subject to various regulatory inspections, including those conducted by the U.S. Food and Drug Administration (the “FDA”), to ensure strict compliance with good manufacturing practices and other government mandated quality standards regulations. While New Correvio is obligated to audit the performance of its third-party contractors, New Correvio does not have complete control over their compliance. New Correvio could be adversely impacted if its third-party manufacturers do not comply with these standards and regulations. For non-compliance, the regulatory authority may commence enforcement actions, including public warning letters, costly inspections, fines, injunctions, civil penalties, failure of the government to grant review of submissions or market approval of drugs, or cause delays, suspension or withdrawal of approvals, product seizures or recalls, operating restrictions, facility closures and criminal prosecutions. Any of this will have a material adverse impact on New Correvio’s business, financial condition, and results of operations.

New Correvio’s third parties may also be unable to produce required amounts of chemical, drug, and/or devices at a price that has been agreed upon, or which is commercially viable.

New Correvio’s third parties may elect to discontinue manufacturing New Correvio’s products. As a result, New Correvio may need to enter into new arrangements with alternative third parties that may be costly. The time that it takes New Correvio to find alternative third parties may cause an interruption in supplies and New Correvio may not be able to fulfill existing or new product orders, which could subject New Correvio to contractual claims or adversely affect its business, financial condition or results of operations.

Reliance on a supply chain and the supply chain of third parties to provide products

New Correvio will rely on a supply chain and the supply chain of third parties to provide New Correvio’s products (and ingredients or components thereof). These supply chains are complex, and may fail for a variety of reasons, including for example, failure to provide adequate quality control and/or quality assurance in supply chain systems and processes, a lack of coordination between various aspects of the supply chain, failure of logistics providers, and inadequate inventory management and/or order management.

In addition, New Correvio’s supply and the supply chain of third parties who provide New Correvio’s products (and ingredients or components thereof) are global in nature, and hence subject to unforeseen problems, including for example, local regulatory risks, currency fluctuations, natural disasters, and economic, social and/or political instability within a particular country or region. If any such supply chain issues occur, New Correvio may not be able to fulfill existing or new product orders, which could subject New Correvio to contractual claims or adversely affect its business, financial condition or results of operations.

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Reliance on third parties for the execution of regulatory, pharmacovigilance, medical information and logistical responsibilities

New Correvio may rely on third parties to perform critical services, including preclinical testing, clinical trial management, regulatory, pharmacovigilance, medical information and logistical services. These third parties may not be available on acceptable terms when needed or, if they are available, may not comply with all regulatory and contractual requirements or may not otherwise perform their services in a timely or acceptable manner. This non-compliance may be due to a number of factors, including inadequacies in third-party systems and processes or execution failure. New Correvio may also experience unexpected cost increases that are beyond its control. As a result, New Correvio may need to enter into new arrangements with alternative third parties that may be costly. The time that it takes New Correvio to find alternative third parties may cause a delay, extension or termination of its preclinical studies, clinical trials or the commercialization of New Correvio’s product candidates and New Correvio may incur significant costs to replicate data that may be lost. These third parties may also have relationships with other commercial entities, some of which may compete with New Correvio. In addition, if such third parties fail to perform their obligations in compliance with regulatory requirements and New Correvio’s protocols, New Correvio’s preclinical studies or clinical trials may not meet regulatory requirements or may need to be repeated and its regulatory filings, such as New Correvio’s marketing authorizations or NDS, may not be completed correctly or within the applicable deadlines. As a result of New Correvio’s dependence on third parties, New Correvio may face delays or failures outside of New Correvio’s direct control in its efforts to develop and commercialize product candidates.

Reliance on third party distributors in many markets to market and sell products

New Correvio will rely on third party distributors to market and sell New Correvio’s products in many markets. These distributors may not comply with all regulatory and contractual requirements or may not otherwise perform their services in a timely or acceptable manner. These distributors may not meet the minimum contractual sales requirement or the minimum sales target mutually agreed upon by both parties. The inability to meet minimum sales requirement or sales target may be due to a number of factors, including inadequate resources devoted to sell New Correvio’s products or failure in the distributor’s sales efforts. The distributors may be responsible for negotiating reimbursements from third party payers for the cost of New Correvio’s products. If New Correvio’s distributors cannot achieve acceptable profit margins on its products, they may reduce or discontinue the sale of its products. As a result of New Correvio’s dependence on third party distributors, New Correvio’s revenues may not meet expectations and its business, results of operations and financial condition may be adversely affected.

Changes in government legislation

In many of the markets New Correvio will sell to, sales of healthcare products are dependent in part on the availability of reimbursement to the consumer from third party payors, such as government and private insurance plans. Third party payors are increasingly challenging the effectiveness of, and prices charged for, medical products and services, and therefore uncertainty exists as to the reimbursement of existing and newly approved healthcare products. The prices of New Correvio’s products are subject to direct price controls by law and to drug reimbursement programs with varying price control mechanisms.

In addition, as drug costs have increased, there have been more cost containment measures taken by government and third-party private payors, including limitations on both the number of products they list for reimbursements, the conditions under which they will reimburse, and the reimbursement drug prices. For example, New Correvio is seeking, but has not yet received reimbursement for BRINAVESS in several major European markets, including Italy, the United Kingdom and France. There can be no assurance that New Correvio will be reimbursed or receive commercially viable pricing. Also, the current conditions and rules relating to the listing submissions to public and private formulary listings may change or become more onerous in the future. If New Correvio fails to achieve the listing of its products, it will affect the physicians’ decisions regarding the use of New Correvio’s products.

New and existing government legislation in the markets in which New Correvio anticipates selling its products may also be difficult to interpret or comply with. Such difficulties may cause slower product introductions in new countries or the termination of sales of New Correvio’s products in existing countries. Violations of any such legislation may lead to financial penalties, product bans or claims brought by regulatory agencies or local or national governments, all of which would have adverse effects on New Correvio’s business, results of operations and financial condition.

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Compulsory licensing and/or generic competition in certain countries

In a number of countries, governmental authorities and other groups have suggested that companies which manufacture medical products (e.g., pharmaceuticals) should make products available at a low cost. In some cases, governmental authorities have held that where a pharmaceutical company does not do so, its patents might not be enforceable to prevent generic competition. Alternatively, some governmental authorities could require that New Correvio grant compulsory licenses to allow competitors to manufacture and sell their own versions of New Correvio’s products, thereby reducing New Correvio’s sales or the sales of New Correvio’s licensee(s). In all of these situations, the results of New Correvio’s operations in these countries could be adversely affected.

Failure to secure and maintain formulary inclusion

Hospitals establish formularies, which are lists of drugs approved for use in the hospital. If a drug is not included on the hospital’s formulary, the ability of New Correvio’s distribution partners and key account managers to promote and sell New Correvio’s drugs may be limited or denied. If New Correvio fails to secure and maintain formulary inclusion for its drugs on favorable terms or is significantly delayed in doing so, it may have difficulty achieving market acceptance of its drugs and its business, results of operations and financial condition could be materially adversely affected.

Late payments

Hospital customers that may purchase New Correvio’s products and product candidates, if approved, generally bill public payors to cover all or a portion of the costs and fees associated with these purchases. New Correvio’s revenue and financial condition depend on the extent to which its customers are reimbursed for these costs and fees, and the extent to which such payments are made to New Correvio according to the timelines required by its contracts or general terms and conditions. Such payments may be delayed or withheld for many reasons, including, but not limited to, regulatory requirements of local and national governments, reimbursement requirements of public payors, the financial condition or access to capital of New Correvio’s customers and public payors or the deterioration of general or local economic conditions. The non-payment or late payment of amounts due from New Correvio’s customers and public payors may impact the timing of receipt of cash, or New Correvio may not receive the cash at all which would negatively impact its financial condition. In addition, New Correvio may have to increase its allowance for doubtful accounts or write-off accounts receivable, which would also negatively impact its financial position and results of operations. If collectability is not reasonably assured at the time of sale, New Correvio may not be able to recognize revenue until cash is collected which would make it difficult to forecast its revenues accurately. New Correvio may, as a result, experience significant unanticipated fluctuations in its revenues from period to period. Any failure to achieve anticipated revenues in a period may also cause New Correvio’s stock price to decline.

In addition, many European countries have been severely impacted by the widespread economic recession that began in 2008, the effect of which continued in 2017. Conditions such as a tighter credit environment, declining business and consumer confidence, as well as increased unemployment have contributed to the economic volatility in these regions. As a result of the continued turbulence in Europe, account collection from hospitals in certain regions takes longer now than in the past. Any delay in collection or an inability to collect could have a material adverse effect on New Correvio’s business, financial condition and results of operations.

New legislation, new regulatory requirements and the continuing efforts of governmental and third party payors to contain or reduce the costs of healthcare

The government and regulatory authorities in the United States and Europe and other markets in which New Correvio will sell its products may propose and adopt new legislation and regulatory requirements relating to pharmaceutical approval criteria and manufacturing requirements. Such legislation or regulatory requirements, or the failure to comply with such, could adversely impact New Correvio’s operations and could have a material adverse effect on its business, financial condition and results of operations.

In recent years, national, federal, provincial, state, and local officials and legislators have proposed, or are reportedly considering proposing, a variety of price based reforms to the healthcare systems in the European Union, the United States and other countries. Some proposals include measures that would limit or eliminate payments for certain medical procedures and treatments or subject the pricing of pharmaceuticals to government control. Furthermore, in certain foreign markets, the pricing or profitability of healthcare products is subject to government controls and other measures that have been prepared by legislators and government officials. While New Correvio cannot predict whether any such legislative or regulatory proposals or reforms will be adopted, the adoption of any such proposals or reforms could adversely affect the commercial viability of New Correvio’s existing and potential products. Significant changes in the healthcare system in the European Union and other countries may have a substantial impact on the manner in which New Correvio conducts its business. Such changes could also have a material adverse effect on New Correvio’s business, financial condition and results of operations.

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Reliance on proprietary technology

New Correvio’s success will depend in part upon its ability to obtain patent protection or patent licenses for its technology and products. Obtaining such patent protection or patent licenses can be costly and the outcome of any such application for patent protection and patent licenses can be unpredictable.

New Correvio’s patent portfolio related to vernakalant will contain issued United States and European patents (as well as other patents issued worldwide) with composition of matter claims specific to vernakalant and/or claims specific to the use of vernakalant to treat arrhythmia. New Correvio’s patent portfolio related to tirofiban hydrochloride is much more limited, in that most of New Correvio’s patents related to the compound in a formulation have already expired or will be expiring within the next few years. New Correvio will not have any patent protection on tirofiban hydrochloride once all of the patents expire.

It is impossible to anticipate the breadth or degree of protection that patents will afford products developed by New Correvio or their underlying technology. Further, countries in which New Correvio sells its products may not protect its intellectual property to the same extent as the laws of Europe or the United States, and may lack rules and procedures required for defending New Correvio’s patents. Third parties may attempt to circumvent New Correvio’s patents by means of alternative designs and processes. Third parties may also independently develop similar products, duplicate any of New Correvio’s products not under patent protection, or design around the inventions New Correvio claims in any of its existing patents, existing patent applications or future patents or patent applications. There is a risk that any patents issued relating to New Correvio’s products or any patents licensed to New Correvio may be successfully challenged or that the practice of New Correvio’s products might infringe the patents of third parties. If the practice of New Correvio’s products infringes the patents of third parties, New Correvio may be required to design around such patents, potentially causing increased costs and delays in product development and introduction or precluding New Correvio from developing, manufacturing or selling its planned products. In addition, disputes may arise as to the rights to know-how and inventions among New Correvio’s employees and consultants who use intellectual property owned by others for the work performed for New Correvio. The scope and validity of patents which may be obtained by third parties, the extent to which New Correvio may wish or need to obtain patent licenses, and the cost and availability of such licenses are currently unknown. If such licenses are obtained, it is likely they would be royalty bearing, which could reduce New Correvio’s income. If licenses cannot be obtained on an economical basis, delays in market introduction of New Correvio’s planned products could occur or introduction could be prevented, in some cases causing the expenditure of substantial funds. If New Correvio defends or contests the validity of patents relating to its products or technology or the products or technology of a third party, New Correvio could incur substantial legal expenses with no assurance of success.

In certain instances, New Correvio may elect not to seek patent protection but instead rely on the protection of New Correvio’s technology through confidentiality agreements or trade secrets. The value of New Correvio’s assets could also be reduced to the extent that third parties are able to obtain patent protection with respect to aspects of New Correvio’s technology or products or that confidential measures it has in place to protect its proprietary technology are breached or become unenforceable. However, third parties may independently develop or obtain similar technology and such third parties may be able to market competing products and obtain regulatory approval through a showing of equivalency to one of New Correvio’s products which has obtained regulatory approval, without being required to undertake the same lengthy and expensive clinical studies that it would have already completed.

Litigation may also be necessary to enforce patents issued or licensed to New Correvio or to determine the scope and validity of a third party’s proprietary rights. New Correvio could incur substantial costs if it is required to defend itself in patent suits brought by third parties, if New Correvio participates in patent suits brought against or initiated by its corporate collaborators or if it initiates such suits. New Correvio may not have the necessary resources to participate in or defend any such activities or litigation. Even if New Correvio did have the resources to vigorously pursue its interests in litigation, because of the complexity of the subject matter, it is impossible to predict whether New Correvio would prevail in any such action. An adverse outcome in litigation or an interference to determine priority or other proceeding in a court or patent or selling office could subject New Correvio to significant liabilities, require disputed rights to be licensed from third parties or require New Correvio to cease using certain technology or products, any of which may have a material adverse effect on its business, financial condition and results of operations.

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Unauthorized disclosure of confidential information under New Correvio’s control

New Correvio will maintain and manage personal information obtained from its customers, as well as confidential information relating to New Correvio’s technology, research and development, production, marketing and business operations and those of its customers and collaborators, in various forms. Although New Correvio will implement controls to protect the confidentiality of such information, there can be no assurance that such controls will be effective. Unauthorized disclosures of such information could subject New Correvio to complaints or lawsuits for damages or could otherwise have a negative impact on its business, financial condition, results of operations, reputation and credibility.

Expensive and time-consuming clinical trials for product candidates

Before New Correvio or its partners can obtain regulatory approval for the commercial sale of any product candidate currently under development, there will be requirements to complete extensive clinical trials to demonstrate its safety and efficacy. Clinical trials are very expensive and difficult to design and implement. The clinical trial process is also time- consuming. The single confirmatory additional Phase 3 clinical trial undertaken by Astellas (“ACT 5”) trial for vernakalant (IV) was terminated following a single unexpected serious adverse event of cardiogenic shock experienced by a patient in the study and the development program is currently on clinical hold in the United States. If the FDA removes the clinical hold in the United States and allows New Correvio to initiate clinical trials, the proposed scope and duration of the vernakalant (IV) clinical program required to obtain regulatory approval must be agreed to by the FDA. Even if New Correvio is able to restart the development program, there can be no assurance that the trials will be feasible or successful. Clinical trials, including the post approval safety study for vernakalant (IV), may be subject to significant delays and their outcome may be negatively affected due to various causes, including:

▪	New Correvio’s inability to find collaboration partners;

▪	New Correvio’s inability to manufacture or obtain sufficient quantities of materials for use in clinical trials;

▪	delays in obtaining regulatory approvals to commence a study, or government intervention to suspend or terminate a study;

▪	delays, suspension, or termination of the clinical trials imposed by the institutional review board or independent ethics board responsible for overseeing the study to protect research subjects at a particular study site;

▪	delays in identifying and reaching agreement on acceptable terms with prospective clinical trial sites;

▪	slower than expected rates of patient recruitment and enrollment;

▪	uncertain dosing issues;

▪	inability or unwillingness of medical investigators to follow New Correvio’s clinical protocols;

▪	variability in the number and types of subjects available for each study and resulting difficulties in identifying and enrolling subjects who meet trial eligibility criteria;

▪	delays in enrolling patients in the trial;

▪	scheduling conflicts with participating clinicians and clinical institutions;

▪	difficulty in maintaining contact with subjects after treatment, which results in incomplete data;

▪	unforeseen safety issues or side effects;

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▪	lack of efficacy during the clinical trials;

▪	New Correvio’s reliance on clinical research organizations to conduct clinical trials, which may not conduct those trials with good clinical or laboratory practices; or

▪	other regulatory delays.

Favourable results of pre-clinical studies and initial clinical trials may not be predictive of future results

Pre-clinical tests and Phase 1 and Phase 2 clinical trials are primarily designed to test safety, to study pharmacokinetics and pharmacodynamics and to understand the side effects of product candidates at various doses and schedules. Success in pre-clinical or animal studies and early clinical trials does not ensure that later large scale efficacy trials will be successful nor does it predict final results. Favourable results in early trials may not be repeated in later trials.

A number of companies in the life sciences industry, including Cardiome, have suffered significant setbacks in advanced clinical trials, even after positive results in earlier trials. Clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals. Negative or inconclusive results or adverse medical events during a clinical trial could cause a clinical trial to be delayed, repeated or terminated. In addition, failure to construct appropriate clinical trial protocols could result in the test or control group experiencing a disproportionate number of adverse events and could cause a clinical trial to be repeated or terminated. Additionally, sizing of a trial is based on previous experience of response rates in the control group to vernakalant. Failure to accurately predict event rates may lead to a clinical trial being inadequately powered resulting in an insignificant result. Pre-clinical data and the clinical results that New Correvio may obtain for vernakalant (IV) and other products may not predict results from studies in larger numbers of subjects drawn from more diverse populations or in a commercial setting, and also may not predict the ability of New Correvio products to achieve their intended goals, or to do so safely.

If vernakalant (IV) fails to demonstrate sufficient safety and efficacy in ongoing or future clinical trials, New Correvio could experience potentially significant delays in, or be required to abandon development of, its product candidates currently under development.

In October 2010, New Correvio announced that patient enrollment in the ACT 5 study of vernakalant (IV) had been suspended and the vernakalant (IV) clinical development program had been placed on clinical hold by the FDA following a single unexpected serious adverse event of cardiogenic shock experienced by a patient with atrial fibrillation who received vernakalant (IV). New Correvio will continue discussions with the FDA regarding the potential path for vernakalant (IV) in the United States; however, New Correvio has yet to reach an agreement with the FDA. Until such time that New Correvio reaches a resolution, vernakalant (IV) remains on clinical hold. In the event that New Correvio is unable to agree on an executable and mutually acceptable development path, vernakalant (IV) will not receive marketing approval in the United States.

Industry specific health and safety risks

New Correvio may produce products for human ingestion. While New Correvio takes substantial precautions such as laboratory and clinical testing, toxicology studies, quality control and assurance testing and controlled production methods, the associated health and safety risks cannot be eliminated. Products produced by New Correvio may be found to be, or to contain substances that are harmful to the health of its patients and customers and which, in extreme cases, may cause serious health conditions or death. This sort of finding may expose New Correvio to substantial risk of litigation and liability.

Further, New Correvio could be forced to discontinue production of certain products, which would harm its profitability. Cardiome maintains product liability insurance coverage; however, there is no guarantee that New Correvio’s current coverage will be sufficient or that it can secure insurance coverage in the future at commercially viable rates or with the appropriate limits and could have a significant adverse effect on it’s reputation.

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Market acceptance of products

Even if New Correvio is able to obtain regulatory approvals for its product candidates, the success of those products is dependent upon achieving and maintaining market acceptance. New product candidates that appear promising in development may fail to reach the market or may have only limited or no commercial success. Levels of market acceptance for New Correvio products could be impacted by several factors, many of which are not within its control, including but not limited to:

▪	safety, efficacy, convenience and cost-effectiveness of New Correvio products compared to products of its competitors;

▪	scope of approved uses and marketing approval;

▪	timing of market approvals and market entry;

▪	difficulty in, or excessive costs to, manufacture;

▪	infringement or alleged infringement of the patents or intellectual property rights of others;

▪	availability of alternative products from New Correvio’s competitors;

▪	acceptance of the price of New Correvio products; and

▪	ability to market New Correvio products effectively at the retail level.

In addition, the success of any new product will depend on New Correvio’s ability to either successfully build its in- house sales capabilities or to secure new, or to realize the benefits of existing, arrangements with third-party marketing or distribution partners. Seeking out, evaluating and negotiating marketing or distribution agreements may involve the commitment of substantial time and effort and may not ultimately result in an agreement. In addition, the third-party marketing or distribution partners may not be as successful in promoting New Correvio’s products as New Correvio had anticipated. If New Correvio is unable to commercialize new products successfully, whether through a failure to achieve market acceptance, a failure to build its own in-house sales capabilities, a failure to secure new marketing partners or to realize the benefits of its arrangements with existing marketing partners, there may be a material adverse effect on the business, financial condition and results of operations and it could cause the market value of the New Correvio common shares to decline.

In addition, by the time any products are ready to be commercialized, what New Correvio believes to be the market for these products may have changed. The estimates of the number of patients who have received or might have been candidates to use a specific product may not accurately reflect the true market or market prices for such products or the extent to which such products, if successfully developed, will actually be used by patients. New Correvio’s failure to successfully introduce and market its products that are under development would have a material adverse effect on its business, financial condition, and results of operations.

Dependence upon key personnel to achieve business objectives

As a technology-driven company, intellectual input from key management and personnel will be critical to achieve New Correvio’s business objectives. Consequently, New Correvio’s ability to retain these individuals and attract other qualified individuals is critical to its success. The loss of the services of key individuals might significantly delay or prevent achievement of New Correvio’s business objectives. In addition, because of a relative scarcity of individuals with the high degree of education and scientific achievement required for New Correvio’s business, competition among life sciences companies for qualified employees is intense and, as a result, New Correvio may not be able to attract and retain such individuals on acceptable terms, or at all. In addition, because New Correvio will not maintain “key person” life insurance on any of its officers, employees, or consultants, any delay in replacing such persons, or an inability to replace them with persons of similar expertise, would have a material adverse effect on New Correvio’s business, financial condition, and results of operations.

New Correvio will also have relationships with scientific collaborators at academic and other institutions, some of whom will conduct research at New Correvio’s request or assist in formulating New Correvio’s research and development strategies. These scientific collaborators are not New Correvio’s employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to New Correvio. In addition, even though New Correvio’s collaborators are required to sign confidentiality agreements prior to working with New Correvio, they may have arrangements with other companies to assist such other companies in developing technologies that may prove competitive to New Correvio.

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Incentive provisions for New Correvio’s key executives will include the granting of stock options that vest over time, designed to encourage such individuals to stay with New Correvio. However, a low share price, whether as a result of disappointing progress in New Correvio’s sales or development programs or as a result of market conditions generally, could render such agreements of little value to New Correvio’s key executives. In such event, New Correvio’s key executives could be susceptible to being hired away by competitors who could offer a better compensation package. If New Correvio is unable to attract and retain key personnel New Correvio’s business, financial conditions and results of operations may be adversely affected.

Credit risk

New Correvio will have distribution contracts with certain third parties that contribute to a significant portion of its revenue. Due to the concentration of sales and receivables in these certain distributors, the credit risk associated with these accounts are of particular significance to New Correvio. If one or several of these distributors fails to fulfill its payment obligations or reduces their business with New Correvio, there may be a material adverse effect on New Correvio’s business, financial condition and results of operations.

Policies and estimates regarding returns, allowances and chargebacks

Reserves on sales are calculated based on prior experience and best estimates of the impact in subsequent period in accordance with New Correvio’s established policy. New Correvio cannot ensure that the adequacy of the reserves or actual product returns, allowances and chargebacks will not exceed the estimates. Inadequate reserves could have a material adverse effect on New Correvio’s business, financial condition, and results of operations.

Inventory

New Correvio will value inventory for accounting purposes at the lower of cost determined on a first-in, first-out basis, and net realizable value. For inventory which has reached its expiration or that is close to expiration and not expected to the sold, New Correvio would establish the associated reserve to reflect such inventory cost as it would not expected to be recoverable. Even though on a regular basis, management reviews the amount of inventory on hand, reviews the remaining shelf life and estimates the time required to manufacture and sell such inventory, write-down of inventory may still be required. Any write-down could have a material adverse effect on New Correvio’s business, financial condition, and results of operations.

Intangible assets

A significant amount of New Correvio’s total assets will relate to its licenses, marketing rights, trade name and patents associated with BRINAVESS, AGGRASTAT, ZEVTERA/MABELIO and XYDALBA. In accordance with U.S. generally accepted accounting principles, New Correvio is required to review the carrying value of its intangible assets for impairment periodically or when certain triggers occur. In case of events such as generic competition, New Correvio’s inability to manufacture, or its inability to obtain sufficient raw materials, sales of the related product may decline and impairment in the carrying value of the intangible asset may have occurred. Such impairment will result in a write-down of the intangible asset and the write-down is charged to earnings during the period in which the impairment occurs. The write-down of any intangible assets could have a material adverse effect on New Correvio’s business, financial condition, and results of operations.

Exposure to adverse movements in foreign currency exchange rates

New Correvio’s loans and a portion of its revenue will be denominated in U.S. dollars. However, New Correvio’s business will be international and, as a result, a significant portion of its revenues and expenses will be denominated in Euros, Canadian dollars and other foreign currencies. A decrease in the value of such foreign currencies relative to the U.S. dollar could result in losses from currency exchange rate fluctuations. To date, New Correvio has not hedged against risks associated with foreign exchange rate exposure. New Correvio cannot be sure that any hedging techniques its may implement in the future will be successful or that New Correvio’s business, financial condition, and results of operations will not be materially adversely affected by exchange rate fluctuations.

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Loss of foreign private issuer status or MJDS status under United States federal securities laws, would likely incur additional expenses associated with compliance with the United States securities laws.

As a foreign private issuer, as defined in Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended, New Correvio will be exempt from certain of the provisions of the United States federal securities laws. Accordingly, there may be less information concerning New Correvio publicly available than there is for U.S. public companies. For example, the United States proxy rules and the Section 16 reporting and “short swing” profit rules do not apply to foreign private issuers. However, if New Correvio were to lose its status as a foreign private issuer, these regulations would immediately apply and New Correvio would also be required to commence reporting on forms required of United States companies, such as Forms 10-K, 10-Q and 8-K.

In addition, if New Correvio maintains its foreign private issuer status but loses its status as a foreign private issuer eligible to use the multi-jurisdictional disclosure system (“MJDS”) adopted by the U.S. and Canada, New Correvio would no longer have the ability to prepare its disclosure in accordance with Canadian disclosure requirements.

Compliance with these additional disclosure and timing requirements under U.S. securities laws would likely result in increased expenses and would require New Correvio’s management to devote substantial time and resources to comply with new regulatory requirements. Further, to the extent that New Correvio were to offer or sell its securities outside of the United States, New Correvio would have to comply with the more restrictive Regulation S requirements under the U.S. Securities Act of 1933, as amended (the “Securities Act”), that apply to U.S. companies or to foreign private issuers not eligible to use the MJDS, as applicable, which could limit New Correvio’s ability to access the capital markets in the future.

Risks inherent in foreign operation

New Correvio intends to continue to pursue international market growth opportunities, such that international sales are likely to continue, at least in the near future, to account for a significant portion of New Correvio’s revenue. New Correvio has committed, and intends to commit, significant resources to its international sales and marketing activities. New Correvio is subject to a number of risks associated with its international business operations and sales and marketing activities that may increase liability, costs, lengthen sales cycles and require significant management attention. These risks include:

▪	compliance with the laws of the United States, Canada, Europe and other countries that apply to New Correvio’s international operations, including import and export legislation;

▪	increased reliance on third parties to establish and maintain foreign operations;

▪	the complexities and expenses of administering a business abroad;

▪	complications in compliance with, and unexpected changes in, foreign regulatory requirements;

▪	instability in economic or political conditions, including inflation, recession and actual or anticipated military conflicts, social upheaval or political uncertainty;

▪	foreign currency fluctuations;

▪	foreign exchange controls and cash repatriation restrictions;

▪	tariffs and other trade barriers;

▪	difficulties in collecting accounts receivable;

▪	differing tax structures and related potential adverse tax consequences;

▪	uncertainties of laws and enforcement relating to the protection of intellectual property or secured technology;

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▪	litigation in foreign court systems;

▪	unauthorized copying or use of New Correvio‘s intellectual property;

▪	cultural and language differences;

▪	difficulty in managing a geographically dispersed workforce in compliance with local laws and customs that vary from country to country; and

▪	other factors, depending upon the country involved.

There can be no assurance that the policies and procedures New Correvio implements to address or mitigate these risks will be successful, that New Correvio’s personnel will comply with them or that it will not experience these factors in the future or that they will not have a material adverse effect on New Correvio’s business, results of operations and financial condition.

Uncertainties with respect to data protection laws in Europe

From 1998 to 2000, “Safe Harbour Privacy Principles” were developed in order to prevent private organizations within the European Union or the United States, which store customer data, from accidentally disclosing or losing customer information. In July 2000, the European Commission decided that U.S. companies complying with these principles and which met European Union requirements would fall under the Safe Harbour Privacy Principles.

In October 2015, the Court of Justice for the European Union nullified the Safe Harbor Privacy Principles. In early 2016, German authorities initiated legal proceedings against several companies that were still transferring personal data to the United States under the now invalidated Safe Harbor Privacy Principles. On February 29, 2016, the European Commission unveiled new legal texts which, if approved, would create the EU–U.S. Privacy Shield, which will impose stronger obligations on companies in the United States to protect the personal data of Europeans and stronger monitoring and enforcement by the U.S. Department of Commerce and Federal Trade Commission. These new legal texts are still subject to public comment, and have not been enacted.

New Correvio is headquartered in Vancouver, Canada, and has offices in many European countries, as well as an office in the United States. Given the uncertainty associated with the current legal environment for data protection in Europe, it is possible that, despite best efforts, New Correvio or any of its third-party distributors, suppliers, manufacturers or regulatory service providers might run afoul of currently developing laws associated with data privacy in Europe. Violations of such laws might subject New Correvio to lawsuits, fines, penalties or injunctions that could negatively affect its business, financial condition or results of operations.

Failure to comply with anti-bribery laws

New Correvio’s business is subject to the United States Foreign Corrupt Practices Act (the “FCPA”) which generally prohibits companies and company employees from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. The FCPA also requires companies to maintain accurate books and records and internal controls, including at foreign-controlled subsidiaries. In addition, New Correvio is subject to other anti-bribery laws of the nations in which it conducts business that apply similar prohibitions as the FCPA (e.g. the United Kingdom’s Bribery Act, the Corruption of Foreign Public Officials Act of Canada (the “CFPOA”) and the Organization for Economic Co-operation and Development Anti-Bribery Convention). New Correvio’s employees or other agents may, without New Correvio’s knowledge and despite its efforts, engage in prohibited conduct under New Correvio’s policies and procedures and the FCPA or other anti-bribery laws that New Correvio may be subject to for which New Correvio may be held responsible. If New Correvio’s employees or other agents are found to have engaged in such practices, New Correvio could suffer severe penalties and other consequences that may have a material adverse effect on its business, financial condition and results of operations.

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Legislative actions, potential new accounting pronouncements, and higher insurance costs

Future changes in financial accounting standards may cause adverse, unexpected revenue fluctuations and affect New Correvio’s financial position or results of operations. New pronouncements and varying interpretations of pronouncements have occurred with greater frequency and are expected to occur in the future. Compliance with changing regulations of corporate governance and public disclosure may result in additional expenses. All of these uncertainties are leading generally toward increasing insurance costs, which may adversely affect New Correvio’s business, results of operations and its ability to purchase any such insurance, at acceptable rates or at all, in the future.

Regulatory environment

The pre-clinical and clinical trials of any products developed by New Correvio or its future collaborative partners, if any, and the manufacturing, labelling, sale, distribution, export or import, marketing, advertising and promotion of any of those products are subject to regulation by federal, provincial, state and local governmental authorities. New Correvio’s product candidates are principally regulated in the United States by the FDA, in Canada by Health Canada’s Therapeutic Products Directorate (“TPD”), in the European Union by the EMA, and by other similar regulatory authorities in other jurisdictions. Government regulation substantially increases the cost and risk of researching, developing, manufacturing and selling products. Following several widely publicized issues in recent years, the FDA and similar regulatory authorities in other jurisdictions have become increasingly focused on product safety. This development has led to requests for more clinical trial data, for the inclusion of a significantly higher number of patients in clinical trials and for more detailed analysis of trial results. Consequently, the process of obtaining regulatory approvals, particularly from the FDA, has become more costly, time consuming and challenging than in the past. Any product developed by New Correvio or its future collaborative partners, if any, must receive all relevant regulatory approvals or clearances from the applicable regulatory authorities before it may be marketed and sold in a particular country.

In connection with New Correvio’s pre-clinical studies and clinical trials for vernakalant (IV) and other product candidates, New Correvio is required to adhere to extensive regulations established by the applicable regulatory authorities. In general, these regulatory authorities and the regulatory process require New Correvio to conduct extensive pre-clinical studies and clinical trials of each of its product candidates in order to establish its safety and efficacy. These pre-clinical studies and clinical trials can take many years, are highly uncertain, and require the expenditure of substantial resources. New Correvio, or its future collaborative partner, if any, must obtain and maintain regulatory authorization to conduct clinical trials. New Correvio’s pre-clinical research is subject to good laboratory practice and other requirements, and New Correvio’s clinical research is subject to good clinical practice and other requirements. Failure to adhere to these requirements could invalidate New Correvio’s data. In addition, the relevant regulatory authority or independent review board may modify, suspend or terminate a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the benefits.

In addition to the risk of unfavourable results of New Correvio’s research, because the data obtained from New Correvio’s pre-clinical and clinical activities are susceptible to varying interpretations, New Correvio’s successful completion of the regulatory process is uncertain. New Correvio may encounter delays, such as refusals from regulatory authorities to accept New Correvio’s marketing applications for review. New Correvio may have limits imposed on it, or clinical trials or its product candidates. Unfavourable results from New Correvio’s clinical data may require New Correvio to limit the indications sought in connection with the product candidate or otherwise limit its ability to obtain the regulatory approval required from the applicable regulatory authorities to commercialize its product candidates. In addition, delays or rejections may be encountered based upon changes in regulatory policy or views during the period of product marketing, product development or the period of review of any application for regulatory approval or clearance for a product. Delays in obtaining regulatory approvals would adversely affect the marketing of any products developed by New Correvio, impose significant additional costs on New Correvio, diminish any competitive advantages that New Correvio may otherwise have attained and adversely affect its ability to receive royalties and generate revenues and profits. Accordingly, despite New Correvio’s expenditures and investment of time and effort, New Correvio may be unable to receive required regulatory approvals for product candidates developed by New Correvio.

New Correvio is also subject to numerous federal, provincial, state and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals, the environment and the use and disposal of hazardous substances used in connection with New Correvio’s discovery, research and development work. Although New Correvio has not yet been required to expend identifiable additional resources to comply with these regulations, the extent of government regulations may change in a manner which could have an adverse effect on the discovery, development, production, manufacturing, sales, marketing and distribution of New Correvio’s products, and New Correvio may be required to incur significant additional costs to comply with future laws or regulations. New Correvio cannot predict whether or not regulatory approvals will be obtained for the products New Correvio develops or, in the case of products that have been approved in one or more jurisdictions, that those products will be approved in other jurisdictions as well. Compounds developed by New Correvio, alone or with other parties, may not prove to be safe and effective in clinical trials and may not meet all of the applicable regulatory requirements needed to receive marketing approval.

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Administering any of New Correvio’s product candidates to humans may produce undesirable side effects. These side effects could interrupt, delay or halt clinical trials of New Correvio’s product candidates and could result in the applicable regulatory authorities denying approval of New Correvio’s product candidates for any or all of the targeted indications. If regulatory approval for a product is granted, the approval will be limited to those disease states and conditions for which the product is demonstrated through clinical trials to be safe and effective, and any approval granted may be too narrow to be commercially viable.

Extensive post-market obligations

With respect to any drug candidates for which New Correvio obtains regulatory approval, New Correvio will be subject to post-marketing regulatory obligations, including the requirements by the FDA, TPD, EMA and similar agencies in other jurisdictions to maintain records regarding product safety and to report to regulatory authorities serious or unexpected adverse events. Any post-approval commitments required by the regulatory agencies as a condition of approval, such as registration studies, may not be feasible. The occurrence of unanticipated serious adverse events or other safety problems could cause the governing agencies to impose significant restrictions on the indicated uses for which the product may be marketed, impose other restrictions on the distribution or sale of the product or require potentially costly post-approval studies. In addition, post-market discovery of previously unknown safety problems or increased severity or significance of a pre-existing safety signal could result in withdrawal of the product from the market and product recalls. Compliance with extensive post-marketing record keeping and reporting requirements requires a significant commitment of time and funds, which may limit New Correvio’s ability to successfully commercialize approved products.

In addition, manufacturing of approved drug products must comply with extensive regulations governing current good manufacturing practices. Manufacturers and their facilities are subject to continual review and periodic inspections. Failure to comply with good manufacturing practices requirements could result in a suspension of manufacturing, product recalls or even withdrawals from the market. As New Correvio will be dependent on third parties for manufacturing, it will have limited ability to ensure that any entity manufacturing products on its behalf is doing so in compliance with applicable good manufacturing practices requirements. Failure or delay by any manufacturer of New Correvio’s products to comply with good manufacturing practices regulations or to satisfy regulatory inspections could have a material adverse effect on New Correvio, including potentially preventing New Correvio from being able to supply products for clinical trials or commercial sales. In addition, manufacturers may need to obtain approval from regulatory authorities for product, manufacturing, or labelling changes, which requires time and money to obtain and can cause delays in product availability. New Correvio is also required to comply with good distribution practices such as maintenance of storage and shipping conditions, as well as security of products, in order to ensure product quality determined by good manufacturing practices is maintained throughout the distribution network. In addition, New Correvio is subject to regulations governing the import and export of its products.

Sales and marketing of pharmaceutical products are subject to extensive federal and state laws governing on-label and off-label advertising, scientific/educational grants, gifts, consulting and pricing. Sales, marketing and pricing activities are also potentially subject to federal and state consumer protection and unfair competition laws. Compliance with extensive regulatory requirements requires training and monitoring of the sales force, which imposes a substantial cost on New Correvio and its collaborators. To the extent New Correvio’s products are marketed by its collaborators, New Correvio’s ability to ensure their compliance with applicable regulations will be limited. In addition, New Correvio is subject to regulations governing the design, testing, control, manufacturing, distribution, labeling, quality assurance, packaging, storage, shipping, import and export of its products and product candidates. Failure to comply with applicable legal and regulatory requirements may result in negative consequences to New Correvio, including but not limited to:

▪	issuance of warning letters by the FDA or other regulatory authorities;

▪	fines and other civil penalties;

▪	criminal prosecutions;

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▪	injunctions, suspensions or revocations of marketing licenses;

▪	suspension of any ongoing clinical trials;

▪	suspension of manufacturing;

▪	delays in commercialization;

▪	refusal by the FDA or other regulators to approve pending applications or supplements to approved applications filed by New Correvio or its collaborators;

▪	refusals to permit products to be imported or exported to or from the United States, Europe or Canada;

▪	restrictions on operations, including costly new manufacturing requirements; and

▪	product recalls or seizures.

In the future, the regulatory climate might change due to changes in the FDA and other regulatory authorities’ staffing, policies or regulations and such changes could impose additional post-marketing obligations or restrictions and related costs. While it is impossible to predict future legislative or administrative action, if New Correvio is not able to maintain regulatory compliance, it will not be able to market its drugs and its business could suffer.

Obtaining regulatory approval

New Correvio aims to obtain regulatory approval for its drug candidates in the United States and the European Union, as well as in other countries. To obtain regulatory approval to market any FDA or EMA approved products outside of the United States or European Union, as the case may be, New Correvio must comply with numerous and varying regulatory requirements in other countries regarding safety and efficacy. Approval procedures vary among countries and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries might differ from that required to obtain FDA or EMA approval. The regulatory approval process in other countries may include all of the risks associated with FDA or EMA approval as well as additional, presently unanticipated risks. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may negatively impact the regulatory process in others. Failure to obtain regulatory approval in other countries or any delay or setback in obtaining such approval could have the same adverse effects associated with regulatory approval in the United States or the European Union, including the risk that New Correvio’s product candidates may not be approved for all indications requested or that such approval may be subject to limitations on the indicated uses for which the product may be marketed. In addition, any approved products will be subject to post-marketing regulations related to manufacturing standards, facility and product inspections, labelling and possibly sales and marketing.

Failure to comply with applicable regulatory requirements in other countries can result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to renew marketing applications or criminal prosecution.

Use of information technologies.

Several key areas of New Correvio’s business depend on the use of information technologies, including sales and marketing, production, manufacturing and logistics, as well as clinical and regulatory matters. Despite New Correvio’s best efforts to prevent such behaviour, third parties may nonetheless attempt to hack into its systems and obtain data relating to New Correvio’s pre-clinical studies, clinical trials, patients using New Correvio’s products or New Correvio’s proprietary information on New Correvio’s products. If New Correvio fails to maintain or protect its information systems and data integrity effectively, it could lose existing customers, have difficulty attracting new customers, have problems in determining product cost estimates and establishing appropriate pricing, have difficulty preventing, detecting, and controlling fraud, have disputes with customers, physicians, and other health care professionals, have regulatory sanctions or penalties imposed, have increases in operating expenses, incur expenses or lose revenues as a result of a data privacy breach, or suffer other adverse consequences. While New Correvio has invested in the protection of data and information technology, there can be no assurance that its efforts, or those of its third-party collaborators, if any, or manufacturers, to implement adequate security and quality measures for data processing would be sufficient to protect against data deterioration or loss in the event of a system malfunction, or to prevent data from being stolen or corrupted in the event of a security breach. Any such loss or breach could have a material adverse effect on New Correvio’s business, operating results and financial condition.

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See also in the Circular, “The Arrangement – The Arrangement Agreement — Risks Associated with the Arrangement”.

SELECTED FINANCIAL INFORMATION

Financial Statements

Upon completion of the Arrangement, the Assigned Assets and Assumed Liabilities will form the primary business of Correvio Pharma Corp., which is identified as the successor to Cardiome. As a result, included as Appendix "F" to this Circular are the audited combined carve-out financial statements in respect of the Assigned Assets and Assumed Liabilities for the financial years ended December 31, 2017, 2016 and 2015, comprised of carve-out balance sheets as at December 31, 2017 and 2016 and carve-out statements of comprehensive loss, carve-out statements of net parent investment, carve-out statements of cash flows and notes to such carve-out statements for the years ended December 31, 2017, 2016 and 2015.

Included as Appendix “G” to this Circular are audited financial statements of Correvio Pharma Corp. for the period from incorporation on March 7, 2018 to March 31, 2018, comprised of the balance sheet and statement of stockholder’s equity. The financial statements of Correvio Pharma Corp. were prepared in accordance with U.S. GAAP.

Included as Appendix "H" to this Circular are the unaudited pro forma financial statements of New Correvio after giving effect to the Arrangement and the acquisition by Correvio Pharma Corp. of the Assigned Assets and Assumed Liabilities and which are comprised of: a pro forma balance sheet as at December 31, 2017 that gives effect to the Arrangement as if it had taken place on December 31, 2017; a pro forma statement of operations for the year ended December 31, 2017 that gives effect to the Arrangement as if it had taken place on January 1, 2017; and notes to the pro forma financial statements.

Selected Pro Forma Financial Statement Information

The following tables set out selected pro forma financial information for New Correvio that give effect to the Arrangement as at December 31, 2017 in the balance sheet and in the statement of operations, all of which is qualified by the more detailed information contained in the unaudited pro forma financial statements of New Correvio included as Appendix “H” to this Circular.

(In thousands of U.S. dollars, except per share amounts)	2017
Statement of operations data:
Revenue	$23,883
Operating loss	(22,077)
Net loss	(28,909)

Basic and diluted loss per common share	$(0.83)

Balance sheet data:
Total assets	$84,711
Long-term debt	40,000

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Management Discussion and Analysis — from incorporation to March 31, 2018

The following Management’s Discussion and Analysis (“MD&A”) is as at April 1, 2018 and covers the period from New Correvio’s incorporation on March 7, 2018 to March 31, 2018. It includes financial information from, and should be read in conjunction with, the financial statements of New Correvio and the notes thereto, which are attached as Appendix “G” to the Circular, as well as the disclosure contained throughout this Appendix “E” and the Circular. All dollar amounts in this MD&A are expressed in United States dollars unless otherwise indicated.

Overview

New Correvio was incorporated on March 7, 2018, and commenced business at that time. New Correvio’s sole business focus has been to (i) plan to offer patients and healthcare providers innovative therapeutic options that effectively, safely, and conveniently manage acute medical conditions to improve health and quality of life; and (ii) make application to list the New Correvio Shares on the TSX and Nasdaq.

To date, New Correvio has not incurred any costs to fund its initial operations.

Selected Financial Information

The following table sets forth selected financial information with respect to New Correvio, which information has been derived from and should be read in conjunction with the audited condensed interim financial statements of New Correvio for the period from its incorporation on March 7, 2018 to March 31, 2018 (attached to the Circular).

Period from incorporation on March 7, 2018 to March 31, 2018 (audited)

Net income and comprehensive income for the period	$-

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Financial Position	As at March 31, 2018 (audited)
Current assets	$1
Total assets	$1
Total liabilities	$-

Shareholders’ equity	$(1)
Number of common shares outstanding	1

Results of Operations

For the period from incorporation on March 7, 2018 to March 31, 2018, New Correvio did not generate any revenues or incur any expenses.

Liquidity and Capital Resources and Requirements

As at March 31, 2018, New Correvio had cash and cash equivalents and share capital of $1.

As of the date of the Circular, New Correvio has not generated any revenues or incurred any expenses. Upon completion of the Arrangement Agreement, management anticipates that New Correvio will have sufficient capital to fund its current planned operations in the first 12 months following listing of the New Correvio Shares on the TSX and Nasdaq based on the anticipated proceeds to be received from Cipher and the continued operation of the business of New Correvio, excluding the Canadian Business.

Transactions with Related Parties

As of the date of the Circular, there have been no related party transactions.

Proposed Transactions

New Correvio will apply to the TSX and Nasdaq for a substitution listing of New Correvio Shares. Shareholders of New Correvio will receive common shares of New Correvio on a one-to-one ratio. Upon completion of the Arrangement Agreement and satisfaction of all of the outstanding listing requirements, management of New Correvio anticipates New Correvio will be a publicly traded company wi t h an experienced board of directors and management team and, in the view of its management, capitalization sufficient to achieve its business objectives in the near term.

In order to become effective, the Arrangement Agreement must be approved by a resolution passed by at least a two-thirds majority of the votes cast in respect of the Arrangement Agreement Resolution (as disclosed earlier in the Circular) by New Correvio. Shareholders present in person or represented by proxy at the Special Meeting. In addition to the approvals required from shareholders of Cardiome and the Supreme Court of British Columbia, the arrangement is also subject to applicable regulatory approvals, including Nasdaq and TSX approval, and the satisfaction of certain other closing conditions customary for a transaction of this nature.

Disclosure of Outstanding Share Data

New Correvio’s share capital consists of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. As at the date of the Circular, one New Correvio Share was issued and outstanding and no preferred shares were issued and outstanding.

As of the date of the Circular, New Correvio has not granted any incentive stock options under the New Correvio Stock Option Plan, or otherwise, nor has it issued any other rights or securities to purchase New Correvio Shares. On completion of the Arrangement, each Cardiome Option outstanding prior to the Effective Time will be deemed to be assigned and transferred by such holder to Cardiome in exchange for one New Correvio Replacement Option to purchase the number of New Correvio Shares equal to the number of Cardiome Shares subject to the Cardiome Option immediately prior to the Effective Time (subject to adjustment of the Exchange Ratio). Each New Correvio Option will have an exercise price equal to the exercise price of the Cardiome Option, subject to adjustment of the Exchange Ratio).

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Business Risks and Uncertainties

See in this Appendix “E” - “Risks Associated with New Correvio” for additional information, risks and uncertainties associated with New Correvio, its business and operations, and the New Correvio Shares.

Contractual Obligations

New Correvio presently has no contractual obligations other than as disclosed in the Circular.

Off-Balance Sheet Arrangements

New Correvio does not have any off-balance sheet arrangements.

DESCRIPTION OF CAPITAL STRUCTURE

Authorized Capital

New Correvio’s share capital consists of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. As of the date of the Circular, New Correvio has one New Correvio Share (held by Cardiome) issued and outstanding and no preferred shares of any series issued and outstanding. Assuming completion of the Arrangement pursuant to its terms, approximately 34,868,962 New Correvio Shares (assuming no exercise of Cardiome Options or Cardiome Warrants from the date of this Circular until the Effective Date) or approximately 39,969,019 New Correvio Shares (assuming all Cardiome Options or Cardiome Warrants are exercised prior to the Effective Date) will be issued and outstanding as fully paid and non-assessable on completion of the Arrangement, all of which will be distributed to the Cardiome Shareholders.

New Correvio Shares

New Correvio Shares are of the same class and, once issued, rank equally as to entitlement to dividends (if, as and when declared by the New Correvio Board), voting powers (one vote per common share) and participation in assets upon dissolution, liquidation or winding-up. No New Correvio Shares have been issued subject to call or assessment. The New Correvio Shares contain no pre-emptive or conversion rights and have no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds. Provisions as to the modification, amendment or variation of such rights or provisions are contained in New Correvio’s articles and by- laws and in the CBCA.

New Correvio may issue preferred shares from time to time in one or more series. The terms of each series of preferred shares, including the number of shares, the designation, rights, preferences, privileges, priorities, restrictions, conditions and limitations, will be determined at the time of creation of each such series by the New Correvio Board, without shareholder approval, provided that all preferred shares will rank equally within their class as to dividends and distributions in the event of our dissolution, liquidation or winding-up.

New Correvio Options

New Correvio intends to adopt the New Correvio Stock Option Plan (see in this Appendix “E”, “Options to Purchase Securities — New Correvio Stock Option Plan”). At the Meeting, Shareholders will be asked to consider and if advisable approve the New Correvio Stock Option Plan. See in this Appendix “E” Options to Purchase Securities — New Correvio Stock Option Plan.

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On completion of the Arrangement, each Cardiome Option outstanding prior to the Effective Time will be deemed to be assigned and transferred by such holder to Cardiome in exchange for one New Correvio Replacement Option to purchase the number of New Correvio Shares equal to the number of Cardiome Shares subject to the Cardiome Option immediately prior to the Effective Time (subject to adjustment of the Exchange Ratio). Each New Correvio Option will have an exercise price equal to the exercise price of the Cardiome Option, subject to adjustment of the Exchange Ratio).

New Correvio Warrants

On completion of the Arrangement, each Cardiome Warrant outstanding immediately prior to the Effective Time will be exercisable for the number of New Correvio Shares equal to the number of Cardiome Shares that the Cardiome Warrantholder would have been entitled to receive if the Cardiome Warrant had been exercised immediately prior to the Effective Time.

New Correvio RSUs

New Correvio intends to adopt the New Correvio RSU Plan (see in this Appendix “E”, “Options to Purchase Securities — New Correvio RSU Plan”). At the Meeting, Shareholders will be asked to consider and if advisable approve the New Correvio RSU Plan. See in this Appendix “E” Options to Purchase Securities — New Correvio RSU Plan.

On completion of the Arrangement, New Correvio will have no restricted share units issued and outstanding.

Listing of New Correvio Shares

Applications have been made for the listing of the New Correvio Shares on the TSX and Nasdaq. Listing will be subject to New Correvio fulfilling all the listing requirements of the TSX and Nasdaq. There can be no assurances as to if, or when, the New Correvio Shares will be listed or traded on the TSX, Nasdaq, or any other stock exchange.

As at the date of the Circular, there is no market through which the New Correvio Shares to be distributed pursuant to the Arrangement may be sold and Cardiome Shareholders may not be able to resell the New Correvio Shares to be distributed to them pursuant to the Arrangement. This may affect the pricing of the New Correvio Shares in the secondary market, the transparency and availability of trading prices, the liquidity of the New Correvio Shares, and the extent of issuer regulation.

DIVIDENDS

New Correvio has not paid dividends since its incorporation. Subject to the discretion of the New Correvio Board to declare a dividend, it is expected that, for the foreseeable future, New Correvio will retain its future earnings, if any, to finance its commercial activities and further research and the expansion of its business. The payment of future dividends, if any, will be subject to the discretion of the New Correvio Board and will depend upon, among other things, conditions then existing including earnings, financial conditions, cash on hand, financial requirements to fund its commercial activities, development and growth, and other factors that the New Correvio Board may consider appropriate in the circumstances.

CONSOLIDATED CAPITALIZATION

The following table sets out the share and loan capital of New Correvio. The table should be read in conjunction with the unaudited pro-forma financial statements attached as Appendix “H” to this Circular as well as with the other disclosure contained in this Appendix “E” and in the Circular. See also in this Appendix “E”, “Description of Capital Structure” and “Prior Sales”.

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Capital	Authorized	Amount outstanding as of March 31, 2018(1)	Amount outstanding as of the date of the Circular(1)	Amount outstanding assuming completion of the Arrangement(2)(3)
New Correvio	Unlimited	1 share	1 share	34,868,962
Shares				New Correvio Shares

Long term debt	N/A	Nil	Nil	$41,185,963

(1) See in this Appendix “E”, “Prior Sales”.

(2) Represents the number of Cardiome Shares outstanding as of the date hereof.

(3) Assumes no Cardiome Options or Cardiome Warrants are exercised prior to the Effective Date. This number would increase to 39,969,019 if all the Cardiome Options and Cardiome Warrants were exercised prior to the Effective Date.

OPTIONS TO PURCHASE SECURITIES

New Correvio Stock Option Plan

Upon completion of the Arrangement, New Correvio intends to adopt the New Correvio Stock Option Plan in substantially the form set forth in Appendix “L”. The New Correvio Stock Option Plan will be identical in every relevant respect to the Cardiome Stock Option Plan, last approved by the Cardiome Shareholders on June 20, 2017, the terms of which are set out in Appendix “J” - Statement of Executive Compensation – Summary of Cardiome Stock Option Plan”.

See “Particulars of Other Matters to be Voted On – Approval of New Correvio Stock Option Plan”.

New Correvio RSU Plan

Upon completion of the Arrangement, New Correvio intends to adopt the New Correvio RSU Plan in substantially the form set forth in Appendix “M”. The New Correvio RSU Plan will be identical in every relevant respect to the Cardiome RSU Plan, last approved by the Cardiome Shareholders on June 20, 2017, the terms of which are set out in Appendix “J” - Statement of Executive Compensation – Summary of Cardiome RSU Plan”.

See “Particulars of Other Matters to be Voted On – Approval of New Correvio RSU Plan”.

PRIOR SALES

As of the date of this Circular, New Correvio has not issued any shares, other than the one share held by Cardiome. On the Effective Date, it is expected that 34,868,962 New Correvio Shares will be outstanding pursuant to the Arrangement (assuming no Cardiome Options or Cardiome Warrants are exercised between the date of this Circular and the Effective Date) or 39,969,019 New Correvio Shares (assuming all Cardiome Options and Cardiome Warrants are exercised prior to the Effective Date).

MARKET FOR SECURITIES

Currently, there is no market for the New Correvio Shares. Application has been made for a substitution listing of the New Correvio Shares on the TSX and Nasdaq. Listing is subject to New Correvio meeting the listing requirements of the TSX and Nasdaq, and meeting all conditions of listing imposed by the TSX and Nasdaq. There can, however, be no assurance as to if, or when, the New Correvio Shares will be listed for trading on the TSX and Nasdaq.

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ESCROWED SHARES

New Correvio does not have any of its securities subject to escrow or contractual restrictions on transfer, nor will it upon completion of the Arrangement, subject to regulatory approval thereof.

PRINCIPAL SECURITYHOLDERS

As of the date of the Circular, Cardiome holds 100% of the issued New Correvio Shares. Assuming completion of the Arrangement and to the knowledge of New Correvio’s directors and officers, only the following shareholder will beneficially own, directly or indirectly, or exercise control or direction over more than 10% of the then issued New Correvio Shares:

Name	Number of Shares	Percentage of Outstanding Shares
Westfield Capital Management Company LP	4,370,913	12.54%

DIRECTORS AND EXECUTIVE OFFICERS

As at the date of the Circular, all of the directors of Cardiome are also the directors of New Correvio, having been elected as New Correvio’s directors by Cardiome, New Correvio’s sole shareholder. The directors of New Correvio will be elected annually at each annual general meeting of the New Correvio shareholders and will hold office until the next annual general meeting unless a director’s office is earlier vacated in accordance with the Bylaws of New Correvio or he becomes disqualified to serve as a director. As at the date of the Circular, the directors and executive officers of New Correvio hold no New Correvio Shares. Assuming completion of the Arrangement and based on the number of Cardiome Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by all of the directors and officers of New Correvio as a group as at the date of the Circular, the number and percentage of New Correvio Shares that will be beneficially owned, directly or indirectly, or over which control or direction will be exercised by all of the directors and executive officers of New Correvio as a group will be approximately 3.45% of the then issued and outstanding New Correvio Shares. See in the Circular, “The Arrangement —Cardiome Voting Agreements”.

The names, province or state and country of residence, positions and offices, and principal occupations of each of the directors and executive officers of New Correvio are as follows:

Name and place of residence	Principal occupation(4)	Percentage of shares owned	Director and/or Officer since

Richard M. Glickman(1)(2)(3) British Columbia, Canada Director	February 2017 to present – CEO and Chairman, Aurinia Pharmaceuticals; July 2007 to January 2017 – Retired	0.04%	December 11, 2006

W. James O’Shea(2)(3) Massachusetts, United States Director	September 2007 to present – Retired	0.07%	June 17, 2014

Arthur H. Willms(1)(3) British Columbia, Canada Director	January 2009 to present – Retired	0.05%	June 22, 2015

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Name and place of residence	Principal occupation(4)	Percentage of shares owned	Director and/or Officer since

Mark H. Corrigan(1)(2)(4) Massachusetts, United States Director	August 2016 to present – Retired; July 2014 to July 2016 – Chairman of the Board, Epirus Pharmaceuticals; January 2010 to June 2014 – President and CEO, Zalicus Inc.	0.03%	June 22, 2015

Robert J. Meyer(4) Virginia, United States Director	Principal, Drug and Biological Products, Greenleaf Health* (January 2018 - present); Associate Professor of Public Health Sciences and Director of Virginia Center for Translational and Regulatory Sciences, University of Virginia (March 2013 - Dec. 2017)	0.02%	September 25, 2015

William L. Hunter British Columbia, Canada President and Chief Executive Officer, Director	July 2012 to present – President and Chief Executive Officer, Cardiome Pharma Corp.; 1997 to October 2011 – President and Chief Executive Officer, Angiotech Pharmaceuticals, Inc. (“Angiotech”)	2.93%	June 11, 2007

Justin Renz Massachusetts, United States Chief Financial Officer	May 2017 to present – Chief Financial Officer, Cardiome Pharma Corp.; August 2014 to April 2017 – Chief Financial Officer, Karyopharm Therapeutics; September 2006 to July 2014 – Chief Financial Officer, Zalicus Inc.	0.09%	May 16, 2017

Sheila M. Grant British Columbia, Canada Chief Operating Officer	March 2013 to present – Chief Operating Officer, Cardiome Pharma Corp.; April 2005 to March 2013 – Vice President of Product Development – vernakalant, Cardiome Pharma Corp.	0.04%	August 1, 2003

David D. McMasters Washington, United States General Counsel	November 2012 to present – General Counsel, Cardiome Pharma Corp.; 2000 to July 2011 – General Counsel, Angiotech	1.14%	January 1, 2015

David C. Dean British Columbia, Canada Chief Business Development Officer	May 2017 to present – Chief Business Development Officer, Cardiome Pharma Corp.; June 2015 to May 2017 – VP, Investor Relations and Business Development, Cardiome Pharma Corp.; January 2013 to June 2015 – Director and Research Analyst, Cormark Securities Inc.; January 2012 to January 2013 – Institutional Equity Sales, Cantor Fitzgerald Canada; January 2010 to January 2012 – VP Institutional Equity Sales, Versant Partners Inc.	0.04%	June 22, 2015

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Name and place of residence	Principal occupation(4)	Percentage of shares owned	Director and/or Officer since

Hugues Sachot St. Gregoire, France Chief Commercial Officer	May 2017 to present – Chief Commercial Officer; March 2013 to May 2017 – SVP, Sales, Cardiome Pharma Corp.; September 2007 to February 2013 – VP, Commercial, Angiotech	Nil	June 22, 2015

(1)	Member of the Compensation Committee. Dr. Glickman is the Chair of this Committee.
(2)	Member of the Corporate Governance and Nomination Committee. Dr. Corrigan is the Chair of this Committee.
(3)	Member of the Audit Committee. Mr. Willms is the Chair of this Committee.
(4)	Member of the Special Committee. Dr. Corrigan is the Chair of this Committee.

See in this Appendix “E” “Audit and Corporate Governance”.

As at the date hereof, there are no New Correvio Shares beneficially owned, directly or indirectly, or control or direction was exercised over those shares, by the directors and executive officers of New Correvio. On the Effective Date, each of the directors and executive officers of New Correvio will beneficially own, directly or indirectly, or control or direct one New Correvio Share for each one Cardiome Share held. It is expected that 1,202,932 New Correvio Shares, or approximately 3.45% of the New Correvio Shares outstanding on a non-diluted basis will be beneficially owned, directly or indirectly, or control or direction will be exercised over those shares, by the directors and executive officers of New Correvio as a group.

Cease Trade Orders, Penalties, Sanctions or Bankruptcies

No director or executive officer or any shareholder holding a sufficient number of New Correvio Shares to materially affect the control of New Correvio:

(a)	is, as at the date of this Circular, or has been, within the ten years before, a director or executive officer of any company (including New Correvio), that while that person was acting in that capacity,

(i)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days,
(ii)	was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days that was issued after the director or executive officer ceased to be a director or an executive officer and which resulted from an event that occurred while that person was acting in the capacity as director or executive officer, or
(iii)	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or

(b)	has, within the 10 years before the date of this annual information form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer or shareholder,

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except in respect of the following companies:

•	Angiotech and each of the following subsidiaries: 0741693 B.C. Ltd. and Angiotech International Holdings Corp. (the “Angiotech Canadian Subsidiaries”) and Angiotech Pharmaceuticals (US), Inc., American Medical Instruments Holdings Inc., NeuColl Inc., Angiotech BioCoatings Corp., Afmedica Inc., Quill Medical Inc., Angiotech America Inc., Angiotech Florida Holdings Inc., B.G. Sulzle Inc., Surgical Specialties Corporation, Angiotech Delaware Inc., Medical Device Technologies Inc., Manan Medical Products Inc. and Surgical Specialties Puerto Rico Inc. (the “Angiotech U.S. Subsidiaries”). On January 28, 2011, Angiotech, the Angiotech Canadian Subsidiaries and the Angiotech U.S. Subsidiaries voluntarily filed a petition under the CCAA in the Supreme Court of British Columbia to implement a proposed recapitalization transaction. On January 31, 2011, the Angiotech U.S. Subsidiaries filed a voluntary petition under Chapter 15 of Title 11 of the United States Code to obtain recognition and enforcement in the United States for certain relief granted in the CCAA proceedings, and to obtain assistance of the United States courts to the Supreme Court of British Columbia in effectuating the proposed recapitalization. Dr. Hunter was the president and chief executive officer and a director of Angiotech until October 2011, and Mr. McMasters was General Counsel of Angiotech until July 2011. Mr. Willms was a director of Angiotech until May 2011.

•	On July 25, 2016, Epirus Biopharmaceuticals, Inc. (“Epirus”) filed a voluntary petition for relief under the provisions of Chapter 7 of Title 11 of the United States Code in the United States Bankruptcy Court for the District of Massachusetts. As a result of this filing, a Chapter 7 trustee was appointed to assume control of Epirus. Dr. Hunter and Dr. Corrigan were directors of Epirus until July 25, 2016.

To the best of our knowledge, none of our directors or executive officers or any shareholder holding a sufficient number of our common shares to materially affect the control of the Corporation have been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

The foregoing, not being within the knowledge of New Correvio, has been furnished by the respective directors, executive officers and shareholders holding a sufficient number of securities of New Correvio to affect materially control of New Correvio.

Conflicts of Interest

To the knowledge of New Correvio, and other than as disclosed herein, there are no known existing or potential material conflicts of interest among New Correvio, its directors and officers or a subsidiary of New Correvio and any director or officer of New Correvio or of a subsidiary of New Correvio, or other members of management as a result of their outside business interests, except that certain of the directors or officers may serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to New Correvio and their duties as a director or officer of such other companies. See “Risk Factors” in this Appendix.

The directors of New Correvio are required by law to act honestly and in good faith with a view to the best interests of New Correvio and to disclose any interests that they may have in any material contract or material transaction. If a conflict of interest arises at a meeting of the Board of Directors of the New Correvio, any director in a conflict is required to disclose his or her interest and abstain from voting on such matter. The directors and officers of New Correvio are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest in respect of New Correvio and are required to comply with such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers.

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EXECUTIVE COMPENSATION

Compensation of Executive Officers and Directors

New Correvio was incorporated on March 7, 2018 and, accordingly, has not yet completed a financial year and has not yet developed a compensation program. Following completion of the Arrangement, the Compensation Committee will be responsible for board compensation, establishment of salaries of executive management and senior staff and employee-employer relations. New Correvio expects that its compensation policies and practices will be in line with Cardiome’s current compensation program and strategy. See in this Appendix “E” — Audit and Corporate Governance – Compensation and Appendix “J” — Statement of Executive Coompensation.

Long-Term Incentive Plans

New Correvio does not have any long-term incentive plans as of the date of this Circular.

Option-Based and Share-Based Awards

New Correvio does not have any option-based or share-based grants and awards outstanding as of the date of this Circular.

Pension Plan Benefits

New Correvio does not have defined benefit or defined contribution plans as of the date of this Circular.

AUDIT AND CORPORATE GOVERNANCE

General

New Correvio is committed to sound and comprehensive corporate governance policies and practices and is of the view that upon completion of the Arrangement, its corporate governance policies and practices, outlined below, will be comprehensive and consistent with National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”) and National Instrument 52-110 – Audit Committees (“NI 52-110”).

Board of Directors

The New Correvio Board encourages sound and comprehensive corporate governance policies and practices designed to promote the ongoing development of New Correvio.

Composition of the Board

The New Correvio Board is currently composed of six directors, a majority of whom are independent directors. An “independent” board member, as further defined in NI 52-110, means that such member has no “material relationship” with the issuer. A “material relationship” is a relationship which could, in the view of the New Correvio Board, be reasonably expected to interfere with the exercise of a member’s judgment.

Director	Independent
Mark H. Corrigan	Yes
Richard M. Glickman	Yes
William L. Hunter	No
Robert J. Meyer	Yes
W. James O’Shea	Yes
Arthur H. Willms	Yes

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The following table outlines other reporting issuers that New Correvio Board members are directors of:

Board Member	Reporting Issuer
Mark H. Corrigan	-
Richard M. Glickman	Aurinia Pharmaceuticals, ESSA Pharma Inc., Vigil Health Solutions Inc.
William L. Hunter	Rex Bionics Plc.
Robert J. Meyer	Chimerix, Inc.
W. James O’Shea	BTG Plc, Ocular Therapeutics, Trevi Therapeutics
Arthur H. Willms	Naikun Wind Energy Group Inc., 2010 Games Operating Trust, Pacific Autism Family Centre Foundation.

W. James O’Shea will serve as Chair of the New Correvio Board. The role of the Chair is to provide leadership to the New Correvio Board in discharging its mandate and also assist the New Correvio Board in discharging its stewardship function which includes ensuring the integrity of management, strategic planning, identifying risks, succession planning, adopting a communication policy, internal control and management information systems and New Correvio’s approach to corporate governance. The Chair provides advice and mentorship to the senior management of New Correvio, particularly with respect to matters of strategic significance to New Correvio. The Chair promotes delivery of information to the New Correvio Board and is responsible for scheduling and organization of meetings of directors.

The independent directors of the New Correvio Board do not intend to hold regularly scheduled meetings at which non-independent directors and members of management are not present. The Chair will encourage open and candid discussions among the independent directors by providing them with an opportunity to express their views on key topics before decisions are taken.

Board Mandate

Following the closing of the Arrangement, it is anticipated that the New Correvio Board will adopt a board mandate (the “Board Mandate”), substantially in the form attached to this Appendix “E” as Schedule”1”, in which it explicitly assumes responsibility for stewardship of the Corporation. The New Correvio Board will be mandated to represent the shareholders to select the appropriate Chief Executive Officer, assess and approve the strategic direction of the Corporation, ensure that appropriate processes for risk assessment, management and internal control are in place, monitor management performance against agreed benchmarks, and assure the integrity of financial reports.

Position Descriptions

Upon completion of the Arrangement, the New Correvio Board will adopt written position descriptions for the Chair of the Board and the Chairs of each of the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee (the “GN Committee”).

The New Correvio Board will also approve a written position description for the Chief Executive Officer of the Corporation.

Board of Directors Tenure

The New Correvio Board does not expect to adopt policies imposing an arbitrary term or retirement age limit in connection with individuals nominated for election as directors as it does not believe that such a limit is in the best interests of New Correvio at this time. The GN Committee will annually review the composition of the New Correvio Board, including the age and tenure of individual directors. The New Correvio Board will strive to achieve a balance between the desirability to have a depth of experience from its members and the need for renewal and new perspectives.

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Gender Diversity

The New Correvio Board does not expect to adopt a written policy or set targets relating to the identification and nomination of women directors or executive officers as it does not believe that it is necessary in the case of New Correvio to have such written policy at this time. The New Correvio Board is committed to nominating the best individuals to fulfill director roles and executive officer positions. The New Correvio Board believes that diversity is important to ensure that New Correvio Board members and senior management provide the necessary range of perspectives, experience and expertise required to achieve effective stewardship and management. The New Correvio Board recognizes that gender diversity is a significant aspect of diversity and acknowledges the important role that women with appropriate and relevant skills and experience can play in contributing to diversity of perspective in the boardroom and in senior management roles.

Each year, the GN Committee reviews the general and specific criteria applicable to candidates to be considered for nomination to the Board. The GN Committee aims to maintain the composition of the Board in a way that provides the best mix of skill and experience to guide the Corporation’s long-term strategy and ongoing business operations.

Currently the Corporation has no female board members and one female executive officer, representing 17% of the Corporation’s executive officers.

Orientation and Continuing Education

The GN Committee will ensure that a process is established for the orientation and education of new directors which addresses the nature and operation of the New Correvio’s business and their responsibilities and duties as directors (including the contribution individual directors are expected to make and the commitment of time and resources that New Correvio expects from its directors).

With respect to the continuing education of directors, the GN Committee will ensure that directors receive adequate information and continuing education opportunities on an ongoing basis to enable directors to maintain their skills and abilities as directors and to ensure their knowledge and understanding of New Correvio’s business remains current.

Ethical Business Conduct

Following the closing of the Arrangement, it is anticipated that the New Correvio Board will adopt a Code of Business Conduct and Ethics (the “Code”), substantially in the form attached to this Appendix “E” as Schedule”2”, that applies to the directors, officers and employees of New Correvio and each of its subsidiaries. Additionally, consultants and contractors for the Corporation are expected to abide by the Code.

It will be recognized within the Code that in certain situations, compliance may be difficult to monitor. The Code will set out a framework for compliance. A compliance officer will be appointed by the New Correvio Board to deal with questions or concerns relating to compliance that cannot be dealt with by management. The New Correvio Board will also adopt a Whistle Blower Policy which sets forth the procedures for (i) the receipt, retention and treatment of complaints and concerns regarding accounting, internal accounting controls and auditing matters; and (ii) the confidential and anonymous submission of complaints or concerns regarding questionable accounting or auditing matters.

In considering transactions and agreements in respect of which a director or executive officer has a material interest, the New Correvio Board will ensure that the individual director or executive officer abstains from the discussion and conclusion with respect to the transaction or agreement, as the case may be.

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New Correvio is committed to maintaining the highest standards of corporate governance and this philosophy will be continually communicated by the New Correvio Board to management which in turn will be emphasized to the employees of New Correvio on a continuous basis.

Nomination of Directors

The GN Committee will identify and recommend qualified candidates for the New Correvio Board. In assessing whether identified candidates are suitable for the New Correvio Board, the GN Committee will consider: (i) the competencies and skills considered necessary for the New Correvio Board as a whole; (ii) the competencies and skills that the existing directors possess and the competencies and skills nominees will bring to the New Correvio Board; and (iii) whether nominees can devote sufficient time and resources to his or her duties as a member of the New Correvio Board. In addition, the GN Committee will assess the participation, contribution and effectiveness of the individual members of the New Correvio Board on an annual basis. All members of the GN Committee are independent in accordance with the mandate of the GN Committee.

Compensation

The Compensation Committee is responsible for board compensation, establishment of salaries of executive management and senior staff and employee-employer relations. The Compensation Committee will review and make recommendations to the New Correvio Board regarding the corporate goals and objectives, performance and compensation of the Chief Executive Officer of New Correvio on an annual basis and the issuance of stock options to employees, consultants and directors. The Compensation Committee will also be responsible for reviewing the recommendations of the Chief Executive Officer regarding compensation of the senior officers, the compensation policy of New Correvio (including internal structure, annual review and relationship to market levels and changes) and any significant changes in New Correvio’s benefit plan and human resources policies. The Compensation Committee is comprised of independent directors.

In addition, the Compensation Committee will review and recommend changes to the compensation of the members of the New Correvio Board based on a comparison of peer companies and issues relevant to New Correvio. The Compensation Committee will also review and make recommendations regarding annual bonus policies for employees, the incentive-compensation plans and equity-based plans for New Correvio and review executive compensation disclosure before New Correvio publicly discloses this information. The Compensation Committee will annually review New Correvio’s compensation policies and practices to consider whether they are aligned with New Correvio’s risk management principles and whether they might, or are reasonably likely to, encourage executives and other employees to take inappropriate or excessive risks and whether these policies or practices might present or could give rise to material risks to New Correvio, or otherwise affect the risks faced by New Correvio and management of those risks.

Assessments

Upon completion of the Arrangement and in conjunction with the GN Committee, the New Correvio Board will assess the participation, contributions and effectiveness of the Chair and the individual members of the New Correvio Board on an annual basis. The New Correvio Board will also monitor the effectiveness of the New Correvio Board and its committees and the actions of the New Correvio Board as viewed by the individual directors and senior management. It is the responsibility of the GN Committee to assess New Correvio’s contingency plan for management succession.

Audit Committee

Audit Committee Charter

The New Correvio Audit Committee is ultimately responsible for the policies and practices relating to integrity of financial and regulatory reporting, as well as internal controls to achieve the objectives of safeguarding of corporate assets, reliability of information, and compliance with laws. It is anticipated that the New Correvio Board will adopt an Audit Committee Charter, substantially in the form attached to this Appendix “E” as Schedule “3”, mandating the role of the New Correvio Audit Committee in supporting the New Correvio Board in meeting its responsibilities to its shareholders.

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Composition and Relevant Education and Experience

The Audit Committee is comprised of three independent directors: Arthur H. Willms, Richard M. Glickman and W. James O’Shea. A description of the experience of each Audit Committee member that is relevant to the performance of his or her responsibilities as an Audit Committee member may be found above under the heading “Directors and Executive Officers” in this Appendix “E”.

Under the SEC rules implementing the Sarbanes-Oxley Act of 2002, Canadian issuers filing reports in the United States must disclose whether their audit committees have at least one “audit committee financial expert”. The New Correvio Board has determined that Mr. Willms qualifies as an audit committee financial expert under such rules. In addition, all members of the Audit Committee are considered financially literate under applicable Canadian and U.S. laws and New Correvio will provide continuing education to all Audit Committee members. The Audit Committee will perform and review a self-assessment on a regular basis.

Pre-Approved Policies and Procedures for Non-Audit Services

The Audit Committee is required to approve all audit and non-audit related services performed by its independent registered chartered accountant, KPMG LLP, and KPMG LLP is not permitted to perform services for New Correvio prohibited for an independent auditor under applicable Canadian and United States laws, including the Securities Act, and the rules and regulations adopted thereunder by the SEC and the Public Company Accounting Oversight Board (United States).

External Auditor Service Fees

Since New Correvio’s incorporation on March 7, 2018, no fees, audit or otherwise, have been billed to New Correvio by KPMG LLP.

PROMOTERS

Cardiome took the initiative of founding and organizing New Correvio and its business and operations and, as such, may be considered to be the promoter of New Correvio for the purposes of applicable securities legislation. As at the date of the Circular, Cardiome is the sole (100%) shareholder of New Correvio and will transfer the Assigned Assets to New Correvio as contemplated by the terms of the Arrangement Agreement.

During the 10 years prior to the date of the Circular, Cardiome has not been subject to:

(a)	a cease trade order (including any management cease trade order which applied to directors or executive officers of a company, whether or not the person is named in the order), or
(b)	an order similar to a cease trade order, or
(c)	an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; nor has Cardiome been subject to:
(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision;

nor has Cardiome become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver manager or trustee appointed to hold its assets.

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LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

New Correvio is not aware of any material legal proceedings or regulatory to which New Correvio or a proposed subsidiary is a party, nor is New Correvio aware that any such proceedings are contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Since New Correvio’s incorporation, no director, executive officer, or shareholder who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding New Correvio Shares, or any known associates or affiliates of such persons, has or has had any material interest, direct or indirect, in any transaction or in any proposed transaction that has materially affected or is reasonably expected to materially affect New Correvio other than Cardiome in connection with New Correvio’s incorporation (see in this Appendix “E” “Corporate Structure” and “Promoters”), the entering into of the Arrangement Agreement (see in the Circular, “The Arrangement”), and the transfer of assets to New Correvio in connection with the Arrangement (see in this Appendix “E”, “General Development of the Business”). See also in this Appendix “E”, “Material Contracts” below.

Certain directors and officers of Cardiome are also the directors and officers of New Correvio. See in the Circular under the heading “Summary — Background to the Arrangement”, “Summary — Recommendation of the Cardiome Special Commttee and Cardiome Board”, “Summary — Reasons for the Arrangement”, and “Summary — Cardiome Voting Agreements”.

AUDITOR

The auditor of New Correvio is KPMG LLP of Vancouver, British Columbia, who was appointed on March 7, 2018.

TRANSFER AGENT AND REGISTRAR

New Correvio’s co-transfer agents and co-registrars for the New Correvio Shares are Computershare Investor Services Inc. located at its principal offices in Vancouver, British Columbia and Toronto, Ontario and Computershare Trust Company, N.A. located at its principal offices in Golden, Colorado.

INTERESTS OF EXPERTS

KPMG LLP are the auditors of New Correvio and have confirmed with respect to New Correvio, that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations.

Certain legal matters relating to the Arrangement and New Correvio will be passed upon by Blake, Cassels & Graydon LLP of Vancouver, British Columbia, legal counsel to New Correvio.

None of the aforementioned persons nor any directors, officers, employees or partners, as applicable, of each of the aforementioned companies and partnerships, has received or will receive as a result of the Arrangement a direct or indirect interest in a property of New Correvio or any associate or affiliate of New Correvio, nor is currently expected to be elected, appointed or employed as a director, officer or employee of New Correvio or any associate or affiliate of New Correvio.

MATERIAL CONTRACTS

Pursuant to the Arrangement, New Correvio will acquire the following material contracts of Cardiome; which will be filed on New Correvio’s SEDAR profile at www.sedar.com in due course:

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1)	Amended and Restated Term Loan Agreement between Cardiome and CRG entered into on May 11, 2017.

2)	First Amending Agreement to the Amended and Restated Term Loan Agreement between Cardiome Pharma Corp. and CRG entered into on March 27, 2018.

3)	License Agreement by and between Correvio International Sarl and Durata Therapeutics International B.V. (Allergan) entered into on May 5, 2016.

4)	Exclusive License and Supply Agreement by and between Cardiome Pharma Corp., Correvio International Sarl and SteadyMed entered into on June 28, 2015.

OTHER MATERIAL FACTS

There are no other material facts other than as disclosed herein.

FINANCIAL STATEMENTS

See in this Appendix E “Selected Financial Information — Financial Statements” and Appendices “F”, “G” and “H”.

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SCHEDULE “1”

NEW CORREVIO

BOARD MANDATE

ARTICLE I.         CORREVIO PHARMA CORP.

“A committed, cohesive and effective board adds value, first and foremost, by selecting the right CEO for the company. Beyond this, the board contributes to value in a number of ways discussed below. These include assessing and approving the strategic direction of the company, ensuring that management has in place appropriate processes for risk assessment, management and internal control, monitoring performance against agreed benchmarks, and assuring the integrity of financial reports. When boards add value by fulfilling their responsibilities in these areas, it will result in greater transparency and understanding of a company’s situation by its major shareholders.”

Source:	Beyond Compliance: Building a Governance Culture - Final Report issued by Joint Committee on Corporate Governance.

ARTICLE II.         PURPOSE

The board of directors (the “Board”) of Correvio Pharma Corp. (the “Corporation”) is responsible for the proper stewardship of the Corporation. This requires the Board to oversee the management of the business and affairs of the Corporation. The Board is mandated to represent all stakeholders of the Corporation in the selection of an appropriate Chief Executive Officer (“CEO”), assess and approve the strategic direction of the Corporation, ensure that appropriate processes for risk assessment, management and internal control are in place, monitor management performance against agreed bench marks, and assure the integrity of financial reports.

ARTICLE III.         MEMBERSHIP AND REPORTING

1.	The Board will be comprised of a majority of independent directors and will have no more than nine members.

2.	Appointments to the Board will be reviewed on an annual basis. The Corporate Governance and Nomination Committee, in consultation with the CEO, is responsible for identifying and recommending new nominees with appropriate skills to the Board.

3.	The chairman of the Board (the “Chairman”) will be (a) a non-management director; or (b) a management director if the Board appoints a lead independent director as soon as reasonably practicable. The Chairman will be appointed by a vote of the Board on an annual basis.

4.	The Board will report to the shareholders of the Corporation.

5.	Each member of the Board will act in a manner such that they are able to fulfill their fiduciary duties; to act honestly and in good faith, with a view to the best interests of the Corporation and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

ARTICLE IV.         TERMS OF REFERENCE

Meetings

1.	The Board will meet as required, but at least once quarterly.

2.	The independent directors will meet as required, without the non-independent directors and members of management, but at least once quarterly.

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Meeting Preparation and Attendance

3.	In connection with each meeting of the Board and each meeting of a committee of the Board of which a director is a member, each director will:

(a)	review thoroughly the materials provided to the directors in connection with the meeting and be adequately prepared for the meeting; and

(b)	attend each meeting, in person, by phone or by video-conference depending on the format of the meeting, to the extent practicable.

Corporate Planning

4.	The Board will:

(a)	adopt a strategic planning process and approve a strategic plan each year; and

(b)	approve and monitor the operational plans and budgets of the Corporation submitted by management at the beginning of each fiscal year.

Risk Management and Ethics

5.	The Board will:

(a)	ensure that the business of the Corporation is conducted in compliance with applicable laws and regulations and according to the highest ethical standards;

(b)	identify and document the financial risks and other risks that the Corporation must face in the course of its business and ensure that such risks are appropriately managed; and

(c)	ensure that appropriate policies and procedures are in place regarding public disclosures, including periodic review and approval of changes to the Disclosure Policy.

Supervision of Management

6.	The Board will:

(a)	to the extent feasible, satisfy itself as to the integrity of the CEO and other executive officers and that all such officers are creating a culture of integrity throughout the Corporation consistent with the Corporation’s Code of Business Conduct and Ethics;

(b)	ensure that the CEO is appropriately managing the business of the Corporation;

(c)	ensure appropriate succession planning is in place;

(d)	establish corporate objectives for CEO annually and evaluate the performance of CEO against these corporate objectives;

(e)	consider and approve major business initiatives and corporate transactions proposed by management; and

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(f)	ensure the integrity of the Corporation’s internal control and management information systems.

Management of Board Affairs

7.	The Board will:

(a)	develop a process for the orientation and education of new members of the Board;

(b)	support continuing education opportunities for all members of the Board;

(c)	in conjunction with the Corporate Governance and Nomination Committee, assess the participation, contributions and effectiveness of the Chairman, and individual board members on an annual basis;

(d)	monitor the effectiveness of the Board and its committees and the actions of the Board as viewed by the individual directors and senior management;

(e)	establish the committees of the Board it deems necessary to assist it in the fulfillment of its mandate; and

(f)	disclose on an annual basis the mandate, composition of the board and its committees.

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SCHEDULE “2”

NEW CORREVIO

CODE OF BUSINESS CONDUCT AND ETHICS

A.	Scope.

This Code of Business Conduct and Ethics (also referred to as the “Code”) applies to all directors, officers and employees of Correvio Pharma Corp., as well as to all directors, officers and employees of each of its subsidiaries. Correvio Pharma Corp. and its subsidiaries are referred to herein collectively as “Correvio”.

Correvio’s business partners, such as agents, distributors, consultants, representatives, attorneys, independent contractors, external temporary workers and suppliers/manufacturers (together, the “other representatives”) are expected to observe the applicable standards of conduct described herein when conducting business with or for Correvio. No director, officer or employee may indirectly, through agents, do anything the director, officer or employee is prohibited from doing under Correvio’s policies, including without limitation, this Code of Conduct. This Code will apply in all cases except where certain provisions may be contrary to local laws and regulations.

In this Code, “you” means all Correvio employees, directors, officers and, where applicable, other representatives of Correvio and “our” refers to Correvio.

B.	Purpose.

Correvio is proud of the values with which it conducts business. It has and will continue to uphold the highest levels of business ethics and personal integrity in all types of transactions and interactions across all countries and regions where Correvio operates. To this end, this Code serves to (1) emphasize Correvio’s commitment to ethics and compliance with the law; (2) set forth basic standards of ethical and legal behaviour; (3) provide reporting mechanisms for known or suspected ethical or legal violations; and (4) help prevent and detect wrongdoing. Business integrity is a key standard for the selection and retention of those who represent Correvio. Before retaining any significant business partner, you should carefully consider their business integrity and inform them of our ethical expectations.

In order to ensure that this Code is working effectively, questions or concerns about this Code are encouraged and will be treated seriously and respectfully. This Code provides fundamental guidance with respect to expected standards for ethical conduct, but cannot describe all situations that you might face. Accordingly, an important feature of this Code are the Compliance Procedures (Section C below) for seeking further guidance if you have questions, and for communicating concerns that you might have regarding compliance with this Code, that everyone is encouraged to use. In any ambiguous situation, you should seek advice from the head of your department to ensure that all actions taken on behalf of Cardiome honour this commitment.

Several of the provisions of the Code may be reflected in your agreement(s) with Correvio. A violation of the law, your contract with Correvio or this Code is a serious matter that will result in appropriate disciplinary action, including termination of your contract for cause. In addition, violation of any applicable laws, rules and regulations may subject you, as well as Correvio, to civil and/or criminal charges.

C.	Compliance Procedures.

All employees, directors, officers and other representatives of Correvio must work together to ensure prompt and consistent action against violations of this Code. In some situations, however, it is difficult to know if a violation has occurred. Because every situation that will arise cannot be anticipated, it is important that there is a way to approach a new question or problem. These are the steps to keep in mind:

•	Ask first, act later. If you are unsure of what to do in any situation, seek guidance before you act.

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•	Make sure you have all the facts. In order to reach the right solutions, you must be as informed as possible.

•	Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper? Use your judgment and common sense. If something seems unethical or improper, it probably is.

•	Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and discuss the problem.

•	Discuss the problem with the head of your department. This is the basic guidance for all situations. In many cases, the head of your department will be more knowledgeable about the questions, and he or she will appreciate being consulted as part of the decision-making process.

•	Follow Correvio’s Whistleblower Policy.

D.	Ethical Standards.

1.	Honest and Responsible Conduct

Working for a company that develops and commercializes products to improve human health is an extraordinary privilege. It also comes with enormous responsibility. To achieve success, each of you must wholeheartedly embrace the obligations demanded by working in the life sciences industry. You must also maintain strict compliance with the spirit and intent of applicable laws, regulations and industry standards.

Correvio expects its employees to maintain the highest of personal and professional ethics. This standard of ethics includes values such as honesty, integrity, open communication and trust in all endeavours. As a member of Correvio, individual credibility is essential. The manner in which you achieve success is often more important than the success itself.

2.	Conflicts of Interest.

A conflict of interest exists if your private interest interferes in any way with the interests of Correvio. A conflict can arise when you take action or have interests that may make it difficult to perform your work for Correvio objectively and effectively. Conflicts of interest may also arise when you, or members of your family, receive improper personal benefits as a result of your position at Correvio. You should be sensitive to any activities, interests or relationships that might interfere with, or even appear to interfere with your ability to act in the best interests of Correvio.

Conflicts of interest may not always be clear-cut. For that reason, you must fully disclose to the head of your department, a senior legal manager, a member of Senior Management or the Compliance Officer all circumstances that could be construed or perceived as a conflict of interest. If you have a question or if you become aware of a conflict or potential conflict, you should bring it to the attention of the head of your department, a senior legal manager, a member of Senior Management, the Compliance Officer or consult Correvio’s Whistleblower Policy.

•	Personal Interest in a Transaction with Correvio

All directors, officers, employees and, as applicable, other representatives of Correvio will disclose any material transaction or relationship that reasonably could be expected to give rise to such a conflict to the Chair of the Audit Committee of Correvio Pharma Corp. No action may be taken with respect to such transaction or party unless and until such action has been approved by the Audit Committee.

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•	Offering or Accepting Gifts and Benefits

The purpose of business entertainment and gifts in a commercial setting is to create goodwill and sound working relationships, not to gain unfair advantage with third parties. No gift or entertainment should ever be offered or accepted by you or any family member of yours unless it (1) is consistent with customary business practices, (2) is not excessive in value, (3) cannot be seen by others as a bribe or payoff and (4) does not violate any laws or regulations. The offer or acceptance of cash gifts by you is prohibited. You should discuss with the head of your department, a senior legal manager, a member of Senior Management or the Compliance Officer any gifts or proposed gifts which you think may be inappropriate.

Gifts of nominal value (or gifts in such form and substance where accepting the gift will not influence your judgment of the giver), customary and reasonable meals and entertainment at which the giver is present, such as an occasional business meal and sporting event are generally acceptable, if permitted by applicable law and regulations. If you have a question about the appropriateness of accepting a gift or invitation, consult with the head of your department, a senior legal manager, a member of Senior Management or the Compliance Officer for guidance.

You will not make any payment, or provide a gift or favour to any person in a position of trust, such as a government or corporate official, to induce him or her to violate his or her duty or to obtain favourable treatment in the negotiations or the award of contracts or otherwise.

•	Other Employment or Engagement

The Correvio Employment Agreement generally prohibits an employee’s employment or engagement in any capacity in any other business without the prior written permission of Correvio (the CEO or CFO of Correvio Pharma Corp. for any non-Senior Management employees, the Board of Directors for any member of Senior Management). This provision broadly addresses potential conflicts of interest and applies notwithstanding the lack of a similar provision in your specific employment agreement. Examples include:

-	Acting as an employee, director or officer of, or a consultant to, a competitor or potential competitor of Correvio, regardless of the nature of the employment or consulting relationship;

-	Holding a substantial interest (more than 1%) in a business which is a customer, competitor or supplier of Correvio or which other does business with Cardiome;

-	The purchase of merchandise or services for Cardiome from, or placement of other business with, a company directly or beneficially owned or controlled by an employee, director or officer of Correvio, his or her spouse, relative, in-law or co-habitant;

-	Serving as a proprietor, general partner, officer or director of any business (except charitable organizations or family businesses that in no way compete with Correvio or do business with Correvio) without first obtaining the written consent of Correvio (from the CEO or CFO for non- Senior management employees and from the Board of Directors for any Senior Management employees, officers and directors). Non-employee directors of Correvio are excluded from this prohibition.

3.	Corporate Opportunities.

You owe a duty to Correvio to advance its legitimate interests when the opportunity to do so arises. You are prohibited from taking for yourself opportunities that are discovered through the use of corporate property, information or position without the written consent of the CEO or CFO for non-Senior Management employees and of the Board of Directors for Senior Management employees, officers and directors of Correvio. You may not use corporate property, information or position for improper personal gain, and you will not compete with Correvio directly or indirectly.

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4.	Fair Dealing.

You are required to act in good faith, with due care, and to engage only in fair and open competition, by treating competitors, suppliers/manufacturers, customers, colleagues and shareholders in an ethical manner. Stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent, or inducing such disclosures by past or present employees of other companies is prohibited. You will not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair practice.

You will not make any payment, directly or indirectly, to a person who has a decision-making role in a contemplated transaction with Correvio in an attempt to influence such decision.

You will not use illegal means to obtain information on any business matters generally, and more particularly, on those being the object of research, studies or analysis by Correvio.

Fees that are paid to agents and consultants are to be reasonable and in accordance with sound business practice.

You will not knowingly aid or abet any party to circumvent any laws, evade income taxes or defraud minority interests or creditors. Accordingly, no payment due to a customer, agent or distributor to a third party or to another entity nominated by the customer, agent or distributor, will be made if, after reasonable inquiry, it is possible that such purpose is intended. No payments are to be made to an unidentified bank account.

All contractual agreements of Correvio will only be entered into by officers, managing directors and other authorized signatories of Correvio in accordance with the authority given to such signatories by the applicable Board of Directors.

5.	Treating All People Equally and with Respect

Correvio is committed to promoting equal opportunity in all dealings with employees, clients, suppliers/manufacturers and others. Correvio will conduct its business in a manner that will make it a desirable employer.

6.	Insider Trading.

Those of you who have access to confidential information are not permitted to use or share that information for stock trading purposes or for any other purpose except the conduct of Correvio’s business. All non-public information about Correvio should be considered confidential information. It is illegal to trade in securities of Correvio while in possession of material, non-public information.

7.	Confidentiality.

You must maintain the confidentiality of confidential information entrusted to you, except when disclosure is authorized by an appropriate officer of Correvio or required by laws or regulations. Confidential information includes all non-public information that might be of use to competitors or harmful to Correvio or its customers if disclosed. It also includes information that suppliers and customers have entrusted to Correvio. The obligation to preserve confidential information continues even after employment ends.

You will conduct yourself in a manner that protects and safeguards Correvio’s confidential information. Each of you signs a confidentiality agreement or an employment agreement containing confidentiality undertakings and is required to strictly abide by such terms.

If you believe it is necessary to disclose confidential information to a third party in order for the third party to provide a valuable service to Correvio, you will first seek the guidance of the senior legal managers or the Compliance Officer prior to disclosure of any confidential information.

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Confidential information of a third party that has been communicated to Correvio must be protected and is not to be used or disclosed except in accordance with the terms under which it was provided to Correvio. Any employee who has access to information of a third party that has been provided pursuant to a confidentiality agreement between the third party and Correvio must be familiar with the terms of that agreement and act in accordance with such terms.

8.	Protection and Proper Use of Correvio Assets.

Correvio’s intellectual property (including: trade secrets, patents, trademarks and copyrights) is one of its most important business assets and each of you, pursuant to your employment agreement or confidentiality agreement, is under an obligation to Correvio to safeguard intellectual property as confidential information that is proprietary to Correvio. Any ideas, inventions, or documentation that a Correvio employee generates is the intellectual property of Correvio. This intellectual property must be disclosed to Correvio and must be kept strictly confidential. Unless you have consent from the senior legal managers or the Compliance Officer, such information cannot be disclosed to a third party at any time including after termination of your employment.

Other Correvio Assets – Each of us is personally responsible for protecting and appropriately using Correvio’s property that is entrusted to us. In addition to confidential or proprietary information and intellectual property, Correvio’s assets include physical assets such as equipment and facilities, as well as its information and communications systems, computer and telephonic equipment and supplies.

You should endeavour to protect Correvio’s assets and ensure their efficient use. Theft, carelessness, and waste have a direct impact on Correvio’s profitability. Any suspected incident of fraud or theft should be immediately reported to your supervisor, manager or other appropriate personnel for investigation. Correvio’s equipment should not be used for non- Correvio business, though incidental personal use is permitted.

9.	Compliance with Laws, Rules and Regulations.

Obeying the law, both in letter and in spirit, is the foundation on which Correvio’s ethical standards are built. In conducting the business of Correvio, you will strictly comply with applicable laws, rules, regulations, ordinances and directives in which Correvio does business. Although not all of us are expected to know the details of these laws, it is important to know enough about the applicable laws to determine when to seek advice from a senior legal manager, the head of your department, a member of Senior Management or the Compliance Officer. Applicable laws include but are not limited to:

•	Health and safety laws including the workplace;

•	Human rights laws including harassment and job discrimination;

•	Employment laws including payment of minimum wage, overtime requirements, child labor and general working conditions;

•	Immigration related laws concerning the hiring of legally documented workers;

•	Laws concerning the proper maintenance of books, records and internal controls;

•	Laws, regulations, and accepted industry practices concerning drug development and commercialization;

•	Laws and regulations dealing with corruption, bribery and dealings with foreign officials and governmental agencies including, without limitation, Canada’s Corruption of Foreign Public Officials Act, the U.K. Anti- Bribery Act, the EU Anti-Corruption legislation and the U.S. Foreign Corrupt Practices Act;

•	Laws, regulations and economic trade sanctions applicable to the sale, export, re-export and import of the Cardiome’s products directly or through a third-party distributor;

•	Privacy laws;

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•	Environmental laws;

•	Laws prohibiting misappropriation, unauthorized use, reproduction or distribution of any third party’s trade secrets, copyrighted information or confidential proprietary information;

•	Antitrust and other laws prohibiting unfair competition or restraint of trade;

•	Any other applicable law or regulation.

This Code of Conduct does not enumerate all laws, rules, regulations, ordinances and directives application to Cardiome or its business. You should consult the head of your department, a member of Senior Management, a senior legal manager or the Compliance Officer if you have questions on specific laws, rules, regulations, ordinances and directives that you think may be applicable to your work or responsibilities.

10.	Effective Financial Controls and Accurate Records.

You must record all assets and liabilities in accordance with accepted accounting standards. No undisclosed or unrecorded fund or asset will be established or maintained for any purpose.

No false or artificial entry, or entry that obscures the purposes of the underlying transaction, will be made in Correvio’s books or records for any reason.

You must not conceal any information from Correvio’s independent auditors. It is a breach of this Code and the law for you to attempt to influence, such as through bribery or otherwise, the conduct of the external audit or the determination or judgment of Correvio’s auditors.

The Chief Executive Officer and each senior financial officer will promptly bring to the attention of the Audit Committee any information he or she may have concerning (a) significant deficiencies in the design or operation of internal control over financial reporting that could adversely affect Correvio’s ability to record, process, summarize and report financial data or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in Correvio’s financial reporting, disclosures or internal control over financial reporting.

E.	Responsibility for Code of Ethics Compliance.

This Code applies to all employees, officers and directors of Correvio, and, to the extent applicable, all other representatives of Correvio. All officers, senior financial managers, senior human resources managers and senior legal managers are expected to conduct themselves in a manner that fosters compliance with this Code and to that end each is required to abide by additional undertakings to Correvio that he or she will exhibit role model behaviour in respect of this Code.

Correvio encourages each of you to report any situation or conduct that you believe is contrary to this Code or constitutes a violation of any law.

Each head of department, member of Senior Management or senior legal managers who is made aware of any behaviour that might constitute a breach of this Code, is required to report such behaviour to the Compliance Officer, who must respond appropriately to any such report that is received.

Correvio will not tolerate any retaliation or reprisal against anyone who in good faith reports a potential breach of this Code or raises a concern with respect to whether certain conduct constitutes a breach. “In good faith” means a report that is made honestly, whether or not the person has all of the facts or is certain a breach has occurred; a report that is knowingly false would not be in good faith.

Correvio will take disciplinary action, up to and including termination, in respect of breaches of this Code. The type of disciplinary action will be dependent on the nature of the breach, and will be subject to and in accordance with applicable employment law

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Correvio acknowledges that from time to time extenuating circumstances may arise where a policy cannot be fully adhered to in a particular instance. Not every instance in which a policy is overridden or an exception to policy is taken will constitute a breach of this Code. However, any decision to depart from this Code may only be made by Correvio’s Board of Directors or its Audit Committee prior to any such departure and will be promptly disclosed as required by law or stock exchange regulation.

F.	How to Raise a Concern With Respect to this Code.

The Board of Directors and the Audit Committee are responsible for administering Correvio’s Whistleblower Policy for anyone who reports a complaint or concern regarding any suspected misconduct, illegal activities or fraud, including questionable accounting, internal accounting controls and auditing matters, or other violations of laws or this Code. Please consult Correvio’s Whistleblower Policy for a complete description of the steps that you should follow.

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SCHEDULE “3”

NEW CORREVIO

AUDIT COMMITTEE MANDATE

Purpose

The audit committee (the “Committee”) of Correvio Pharma Corp. (the “Corporation”) was established by the Board of Directors (“Board”) to assist the Board in fulfilling its responsibilities for oversight of the following:

•	the Corporation’s systems of internal and disclosure controls;
•	the Corporation’s financial reporting process, including the Corporation’s financial statements and other financial information provided by the Corporation to its shareholders, the public and others in accordance with applicable securities and corporate legislation and the Corporation’s Disclosure Policy;
•	the Corporation’s compliance with financial, accounting, legal and regulatory requirements including the Corporation’s Code of Business Conduct and Ethics;
•	the appointment, compensation, independence, oversight, communication with , performance and change of the Corporation’s independent external auditors (the “Auditors”);
•	the Corporation’s process for identification of the principal risks of the Corporation’s business and ensuring that an appropriate process is in place to manage risks across the enterprise; and
•	the fulfillment of the other responsibilities set forth in this mandate

Organization, Membership and Reporting

1.	The Committee shall consist of three or more directors who are “independent” as defined by applicable law, regulations, guidelines and policies.
2.	All members of the Committee shall be “financially literate” and at least one member of the Committee shall be a “financial expert”. “Financially literate” and “financial expert” will have the respective meanings set out in applicable law, regulations, guidelines and policies.
3.	Appointments and replacements to the Committee will be made by the Board and will be reviewed on an annual basis. The Board will provide for continuity of membership, while at the same time allowing fresh perspectives to be added. Each member of the Committee will automatically cease to be a member if he or she ceases to be independent.
4.	The chairman of the Committee (the “Chairman”) will be appointed by a vote of the Board on an annual basis.
5.	The Committee will report to the Board, at the next scheduled meeting of the Board, the proceedings of the Committee and any recommendations made by the Committee.
6.	The Committee shall meet from time to time, as it deems necessary, but at least four times per year. Special meetings of the Committee will be authorized at the request of any member of the Committee or at the request of the Auditors. The Auditors will be informed about, and can attend, meetings of the Committee as deemed appropriate by the Chairman. Provision will be made to meet privately with external auditors on a quarterly basis and to meet privately with management at least once per annum.

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Organization, Membership and Reporting (continued)

7.	The Committee shall maintain written minutes of its meetings, which minutes shall be filed in the corporate minute book.

Authority and Responsibilities

External Audit:

1.	The Auditors will report directly to the Committee. The Committee is responsible for overseeing the work of the Auditors and will communicate directly with the Auditors as required.
2.	The Committee will review the basis and amount of the Auditors’ fees and pre-approve all auditing services and permitted non-audit services.
3.	The Committee will consider whether the Auditors should be re-appointed and make recommendations to the Board. At least on an annual basis, the Committee will evaluate the qualifications, performance and independence of the Auditors and the senior audit partners having primary responsibility for the audit, including considering whether the Auditors’ quality controls are adequate.
4.	The Committee will pre-approve the appointment of the Auditors for all accounting services, internal control related services and permitted non-audit services to be provided to the Corporation. The Committee may establish policies and procedures, from time to time, pre-approving the appointment of the Auditors for certain non-audit services. In addition, the Committee may delegate to one or more members the authority to pre-approve the appointment of the Auditors for any non-audit service to the extent permitted by applicable law, provided that any pre-approvals granted pursuant to such delegation will be reported to the full Committee at its next scheduled meeting.
5.	The Committee will receive from the Auditors a formal written statement delineating all relationships between the Auditors and the Corporation and will actively engaging in a dialogue with the Auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the Auditors.
6.	The Committee will confirm that the rotation of the lead audit partner or the audit partner responsible for reviewing the audit (the concurring partner), for the Corporation’s Auditors complies with the requirements of the Canadian and US regulatory authorities
7.	The Committee will review, based upon the recommendation of the Auditors and management, the scope and plan of the work to be done by the Auditors for each fiscal year.
8.	The Committee will review and approve the Corporation’s hiring of partners, employees, former partners and former employees of the present and former Auditors of the Corporation.

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Authority and Responsibilities (continued)

Financial Statements:

1.	The Committee will review and discuss with management and the Auditors the Corporation’s interim financial statements, management discussion and analysis (“MD&A”) and the interim earnings press release prior to submission to shareholders, any governmental body, any stock exchange or disclosure to the public. On behalf of the Board, the Committee will approve the interim financial statements, MD&A and interim earnings press release and sign a resolution to that effect.

2.	The Committee will review and discuss with management and the Auditors the Corporation’s annual audited financial statements, management discussion and analysis (“MD&A”) and the annual earnings press release prior to submission to shareholders, any governmental body, any stock exchange or disclosure to the public. The Committee will recommend to the Board approval of the annual audited financial statements, MD&A and annual earnings press release and sign a resolution to that effect.

3.	The Committee will review and discuss with management and the Auditors, the results of the external audit and any changes in accounting practices or policies and the financial statements impact thereof. In addition, the Committee will review any accruals, provisions, or estimates that have a significant effect upon the financial statements as well as other sensitive matters such as disclosure of related party transactions.

4.	The Committee will issue any necessary reports required of the Committee to be included in the Corporation’s annual proxy statement. The Committee will review and recommend to the Board the approval of all documents filed with securities regulatory authorities.

5.	In addition, the Committee will review other financial statements, information and documents that require the approval of the Board. These will include financial statements in prospectus and other offering memoranda and financial statements required by regulatory authorities. The Committee will sign a resolution to the effect that such financial statements, information or documents that are being presented to the Board are satisfactory, and recommend their approval.

Periodic and Annual Reviews:

1.	The Committee will review and discuss with management all material off-balance sheet transactions, arrangements, obligations (including contingent obligations) and other relationships of the Corporation with unconsolidated entities or persons that may have a material current or future effect on financial condition, changes in financial condition, results of operation, liquidity or capital resources.

2.	The Committee will discuss with management the application of the Corporation’s accounting policies that are in accordance with U.S. generally accepted accounting principles and their consistency from period to period.

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Authority and Responsibilities (continued)

Periodic and Annual Reviews (continued):

3.	The Committee will periodically review with each of management and the Auditors any significant disagreements between management and the Auditors in connection with the preparation of the financial statements and any difficulties encountered during the course of the audit or review (including any restrictions on the scope of work or access to required information).
4.	The Committee will review with management and the Auditors any legal matters, tax assessments, correspondence with regulators or governmental agencies or published reports that raise material issues regarding the Corporation’s financial statements or accounting policies and the manner in which these matters have been disclosed in public filings, if applicable.
5.	The Committee will approve all related party transactions.
6.	The Committee will review the Corporation’s Treasury Investment Policy annually.
7.	The Committee will review with management and the Auditors the sufficiency and quality of the financial and accounting personnel of the Corporation.
8.	The Committee will review the policies and practices of the Corporation regarding the regular examination of officers’ expenses and perquisites, including the use of the assets of the Corporation.
9.	The Committee will review and reassess the adequacy of this mandate annually.

Internal Controls and Disclosure:

1.	The Committee will review the Corporation’s systems of and compliance with internal financial controls
2.	The Committee will review and discuss with management and the Auditors any major issue as to the adequacy and effectiveness of internal controls over the accounting and financial reporting systems of the Corporation, either directly, or through the Auditors or other advisors and obtain and review a report from the Auditors, at least annually, regarding same; and the Committee will review and discuss with management and the Auditors any special steps adopted in light of material internal control deficiencies and the adequacy of disclosures about changes in internal controls over financial reporting.
3.	The Committee will establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.
4.	The Committee will be satisfied that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements and periodically assess the adequacy of those procedures.

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Authority and Responsibilities (continued)

Risk Management and Compliance:

1.	The Committee will ensure that the business of the Corporation is conducted in compliance with applicable laws and regulations and according to the highest ethical standards.
2.	The Committee will review management’s fraud risk assessment on an annual basis.
3.	The Committee will discuss with management the Corporation’s guidelines and policies governing the Corporation’s process of risk assessment and risk management.

The Committee has the authority, to the extent it deems necessary or appropriate, to retain independent legal, accounting or other advisors. The Corporation will provide appropriate funding, as determined by the Committee, for payment of compensation to the independent auditor for the purpose of rendering or issuing an audit report and to any advisors employed by the Committee.

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	Q1	Q2	Q3	Q4

Audit Committee Purpose
Review audit committee mandate	X
Conduct special investigations	*	*	*	*

Audit Committee Composition and Meetings
Assess independence and financial literacy of Committee members		X
Establish number and timing of meetings				X
Committee chair to establish meeting agendas	X	X	X	X
Maintain minutes and report to Board	X	X	X	X
Private sessions with auditors	X	X	X	X
Perform self-assessment of Committee and members			X
Prepare report of Committee effectiveness to Board				X

Audit Committee Responsibilities and Duties
External Auditor
Recommend appointment of Auditors				X
Review audit plan			X
Approve audit and non-audit fees in advance	X	X	X	X
Review performance of Auditors	X
Review independence letter and discuss auditor independence				X
Review reports from Auditors’ on their own internal control procedures			X
Review audit partner rotation		X

Financial Statements
Review quarterly financial statements, MD&A and earnings press release and approve on behalf of the Board	X	X	X
Review interim financial reports and Auditors’ findings	X	X	X
Review annual financial statements, MD&A, earnings release and recommend approval to Board				X
Review audit report				X
Review regulatory reports				X
Prepare reports to be included in annual meeting materials		X

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	Q1	Q2	Q3	Q4

Periodic and Annual Reviews
Review material off-balance sheet transactions, arrangements, obligations and contingent obligations	X	X	X	X
Discuss appropriateness of accounting principles, critical accounting policies and management’s judgments and estimates without management present	X	X	X	X
Consider and approve, if necessary, significant changes to accounting policies and financial disclosure practices	X	X	X	X
Review any significant disagreements between management and Auditors	X	X	X	X
Review any difficulties encountered during the review or audit	X	X	X	X
Review legal matters with legal counsel	*	*	*	*
Review Corporation’s Treasury Investment Policy				X
Review with management and Auditors the sufficiency and quality of financial and accounting personnel	*	*	*	*
Review and approve related party transactions	*	*	*	*
Review policies and practices regarding examination of officers’ expenses and perquisites			X
Review and approve hiring of partners, employees, former partners and employees of the present and former Auditors	*	*	*	*

Internal Controls and Disclosure
Review adequacy of internal control structure and system with management and Auditors	X		X
Discuss any whistleblowing activity	X	X	X	X
Review adequacy of procedures for review of public disclosure of financial information			X
Review disclosure of audit committee information required in the management information circular	X

Risk Management
Discuss with management the Corporation’s guidelines and policies governing the Corporation’s process of risk assessment and risk management				X
Review management’s fraud risk assessment annually				X

*	As needed
X	Recommended timing

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APPENDIX “F”

CARVE-OUT FINANCIAL STATEMENTS OF NEW CORREVIO

See attached.

F-1

SUCCESSOR TO CARDIOME PHARMA CORP.

Combined Carve-out Financial Statements

At December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

F-2

KPMG LLP

PO Box 10426 777 Dunsmuir Street

Vancouver BC V7Y 1K3

Canada

Telephone (604) 691-3000

Fax (604) 691-3031

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors of Cardiome Pharma Corp.

We have audited the accompanying combined carve-out financial statements of the Successor to Cardiome Pharma Corp., which comprise the combined carve-out balance sheets as of December 31, 2017 and December 31, 2016, the combined carve-out statements of operations and comprehensive loss, net parent investment and cash flows for each of the three years in the period ended December 31, 2017, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Combined Carve-Out Financial Statements

Management of Cardiome Pharma Corp. is responsible for the preparation and fair presentation of these combined carve-out financial statements in accordance with U.S. generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation and fair presentation of combined carve- out financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these combined carve-out financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the combined carve-out financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined carve-out financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the combined carve-out financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the combined carve-out financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the combined carve-out financial statements.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

F-3

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinions.

Opinion

In our opinion, the combined carve-out financial statements present fairly, in all material respects, the combined carve-out financial position of the Successor to Cardiome Pharma Corp. as at December 31, 2017 and December 2016, and the results of its combined carve- out operations and its combined carve-out cash flows for the three years ended December 31, 2017 in accordance with U.S. generally accepted accounting principles.

Emphasis of Matter

Combined Carve-Out Financial Statements

Without modifying our opinion, we draw attention to Note 1 to the combined carve-out financial statement which describes the basis of preparation used in these combined carve-out financial statements. The combined carve-out financial statements are prepared to reflect the financial position and results of operations of the Successor to Cardiome Pharma Corp. excluding its Canadian business which will be spun out to Cipher Pharmaceuticals Inc. in accordance with the Arrangement Agreement entered on March 19, 2018.

Material Uncertainty Related to Going Concern

Without modifying our opinion, we draw attention to Note 1 to the combined carve-out financial statements, which indicates that as of December 31, 2017 the Successor of Cardiome Pharma Corp. has a history of incurring operating losses and negative cash flows from operations. These conditions, along with other matters as set forth in Note 1 in the combined carve-out financial statements, indicate the existence of a material uncertainty that may cast substantial doubt about the Successor to Cardiome Pharma Corp.’s ability to continue as a going concern.

Chartered Professional Accountants

April 5, 2018

Vancouver, Canada

F-4

SUCCESSOR TO CARDIOME PHARMA CORP.

Combined Carve-out Balance Sheets (Note 1)

(In thousands of U.S. dollars, except share amounts)

	December 31, 2017	December 31, 2016

Assets

Current assets:
Cash and cash equivalents	$22,081	$26,758
Restricted cash (note 5)	2,100	2,547
Accounts receivable, net of allowance for doubtful accounts of $125 (2016 - $97)	6,383	6,155
Inventories (note 6)	6,335	4,592
Prepaid expenses and other assets	961	1,302
	37,860	41,354
Property and equipment (note 7)	416	548
Intangible assets (note 8)	26,372	22,888
Goodwill	309	309
Deferred income tax assets (note 16)	320	460
	$65,277	$65,559

Liabilities and Stockholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities (note 9)	$7,702	$8,021
Current portion of deferred consideration (note 11)	-	2,806
Current portion of deferred revenue	207	182
	7,909	11,009
Long-term debt, net of unamortized debt issuance costs and discount (note 10)	40,000	19,391
Deferred revenue	2,502	2,381
Other long-term liabilities	212	243
	50,623	33,024

Net parent investment (note 12)	14,654	32,535
	$65,277	$65,559

Going concern (note 1)

Commitments and contingencies (notes 15 and 18)

Subsequent events (notes 1 and 10)

See accompanying notes to the combined carve-out financial statements.

Approved on behalf of the Board:

/s/ W. James O’Shea	/s/ Arthur H. Willms
Director	Director

F-5

SUCCESSOR TO CARDIOME PHARMA CORP.

Combined Carve-out Statements of Operations and Comprehensive Loss (Note 1)

For the years ended December 31, 2017, 2016 and 2015

(In thousands of U.S. dollars, except share and per share amounts)

	December 31, 2017	December 31, 2016	December 31, 2015
Revenue:
Product and royalty revenues	$23,686	$24,894	$20,822
Licensing and other fees	197	190	115
	23,883	25,084	20,937
Cost of goods sold	6,621	6,252	6,566
Gross margin	17,262	18,832	14,371
Expenses:
Selling, general and administration	36,017	30,194	30,888
Research and development (note 14)	-	-	3,073
Amortization (notes 7 and 8)	3,322	2,843	2,112
	39,339	33,037	36,073
Operating loss	(22,077)	(14,205)	(21,702)

Other expense:
Loss on extinguishment of long-term debt (note 10)	-	1,402	-
Other expense on modification of long-term debt (note 10)	1,451	-	-
Interest expense	5,695	2,543	2,260
Other expense	511	348	175
Foreign exchange (gain) loss	(1,188)	623	(43)
	6,469	4,916	2,392
Loss before income taxes	(28,546)	(19,121)	(24,094)
Income tax expense (recovery) (note 16)	363	152	(11)
Net loss	$(28,909)	$(19,273)	$(24,083)

Other comprehensive income (loss):
Foreign currency translation adjustments	641	(339)	(449)
Comprehensive loss	$(28,268)	$(19,612)	$(24,532)

See accompanying notes to the combined carve-out financial statements.

F-6

SUCCESSOR TO CARDIOME PHARMA CORP.

Combined Carve-out Statements of Net Parent Investment

For the years ended December 31, 2017, 2016 and 2015

(In thousands of U.S. dollars, except number of common shares)

Net Parent Investment
Balance at December 31, 2014	$16,327
Comprehensive loss	(24,532)
Net parent investment in Successor (note 1 & note 12)	27,708
Balance at December 31, 2015	19,503
Comprehensive loss	(19,612)
Net parent investment in Successor (note 1 & note 12)	32,644
Balance at December 31, 2016	32,535
Comprehensive loss	(28,268)
Net parent investment in Successor (note 1 & note 12)	10,387
Balance at December 31, 2017	$14,654

See accompanying notes to the combined carve-out financial statements.

F-7

CARDIOME PHARMA CORP.

Combined Carve-out Statements of Cash Flows (Note 1)

For the years ended December 31, 2017, 2016 and 2015

(In thousands of U.S. dollars)

	December 31, 2017	December 31, 2016	December 31, 2015
Operating activities:
Net loss	$(28,909)	$(19,273)	$(24,083)
Items not affecting cash:
Amortization (notes 7 and 8)	3,322	2,843	2,112
Accretion of long-term debt (note 10)	1,549	250	525
Interest paid in-kind on long-term debt (note 10)	778	-	-
Stock-based compensation expense, net (note 13)	2,065	260	2,205
Write-down of inventory (note 6)	295	159	2,028
Loss on extinguishment of long-term debt (note 10)	-	1,402	-
Unrealized foreign exchange loss (gain)	(1,738)	209	(43)
Changes in operating assets and liabilities:
Restricted cash	687	(296)	(31)
Accounts receivable	448	506	3,067
Inventories	(1,466)	(358)	(1,085)
Prepaid expenses and other assets	510	(37)	212
Deferred revenue	(197)	(272)	1,885
Accounts payable and accrued liabilities	(675)	(1,028)	(2,738)
Other long-term liabilities	(31)	(31)	-
Net cash used in operating activities	(23,362)	(15,666)	(15,946)

Investing activities:
Purchase of property and equipment	(5)	(9)	(132)
Purchase of intangible assets (note 8)	(5,229)	(12,401)	(39)
Net cash used in investing activities	(5,234)	(12,410)	(171)

Financing activities:
Net parent investment	6,951	31,032	26,610
Proceeds from issuance of long-term debt (note 10)	20,000	20,000	-
Financing fees on issuance of long-term debt (note 10)	(518)	(713)	(106)
Repayment of long-term debt (note 10)	-	(10,000)	(2,000)
Payment of fees on extinguishment of long-term debt (note 10)	-	(1,146)	-
Payment of deferred consideration (note 11)	(2,806)	(2,154)	(3,043)
Net cash provided by financing activities	23,627	37,019	21,461

Increase (decrease) in cash and cash equivalents during the year	(4,969)	8,943	5,344
Effect of foreign exchange rate changes on cash and cash equivalents	292	154	(391)
Cash and cash equivalents, beginning of year	26,758	17,661	12,708
Cash and cash equivalents, end of year	$22,081	$26,758	$17,661

Supplemental cash flow information:
Interest paid	$3,477	$2,329	$1,826
Interest received	95	17	20
Cash received (paid) for income taxes	334	109	(693)

See accompanying notes to the combined carve-out financial statements.

F-8

SUCCESSOR TO CARDIOME PHARMA CORP.
Notes to Combined Carve-out Financial Statements
(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

1.	Basis of presentation:

Cardiome Pharma Corp. (“Cardiome”) was incorporated under the Company Act (British Columbia) on December 12, 1986 and was continued under the laws of Canada on March 8, 2002.

Arrangement Agreement:

On March 19, 2018, Cardiome entered into a definitive arrangement agreement (the “Arrangement Agreement”) with Cipher Pharmaceuticals Inc. (“Cipher”). Pursuant to the terms of the Arrangement Agreement, Cipher will acquire the Canadian business portfolio of Cardiome (the “Canadian Business”) for upfront cash consideration of C$25,500, subject to shareholder approval.

The proposed transaction will be completed pursuant to the acquisition by Cipher of all of the outstanding shares of Cardiome, following a restructuring of Cardiome pursuant to a statutory plan of arrangement under the Canada Business Corporations Act. Pursuant to the arrangement, Cardiome shareholders will receive common shares, on a one-for-one ratio, of a newly created Canadian entity named Correvio Pharma Corp. (“Correvio”) that will apply for a substitution listing on the Nasdaq and TSX. Correvio will acquire and hold all of Cardiome’s pre-transaction assets and liabilities, including all of Cardiome’s subsidiaries but excluding assets and liabilities of the Canadian Business being acquired by Cipher under the arrangement.

Basis of presentation

These combined carve-out financial statements reflect the operations of Cardiome and Cardiome’s subsidiaries excluding the assets, liabilities, revenues, expenses and cash flows of the Canadian Business. These combined carve out financial statements reflect the activities that will ultimately be transferred to Correvio upon completion of the restructuring and are collectively referred to as the combined carve-out financial statements of the Successor to Cardiome Pharma Corp. or the Successor. As Cardiome’s Canadian Business does not operate as an independent distinct entity, it was excluded from these combined carve-out financial statements based on the Cardiome’s carrying amounts of the assets and liabilities that will be acquired by Cipher under the terms of the Arrangement Agreement.

The following basis of preparation for the combined carve-out balance sheets, combined carve-out statements of operations and comprehensive loss, net parent investment and cash flows has been applied in preparing the Successor’s combined carve-out financial statements:

•	Intangible assets directly attributable to the Canadian Business, which are determined based on relative market size, have been excluded from these combined carve-out financial statements;

•	No cash and cash equivalents and working capital items, except for inventory directly attributable to the Canadian Business, have been allocated to the Canadian Business as they will not be transferred to Cipher as part of the arrangement;

•	All revenue and expenses directly attributable to the Canadian Business have been excluded from these carve-out financial statements;

F-9

SUCCESSOR TO CARDIOME PHARMA CORP.
Notes to Combined Carve-out Financial Statements
(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

1.	Basis of presentation (continued):

•	Deferred consideration payable on the acquisition of intangibles has been allocated to the Canadian Business based on the relative percentage of revenues generated by the Canadian Business and has been excluded from these combined carve-out financial statements;

•	Common corporate expenses have been allocated on a pro-rata basis to the Canadian Business based on the level of Canadian sales incurred in each period;

•	Income taxes have been calculated as if the Canadian Business had been a separate legal entity and had filed a separate tax return for the periods presented. The deferred tax assets attributable to the legal entity of Cardiome Pharma Corp. have been excluded from these combined carve-out financial statements as they constitute part of the Canadian Business that will be acquired by Cipher and will not be available to the Successor upon completion of the restructuring of Company pursuant to the Arrangement Agreement; and

•	The cumulative impact of the adjustments required to exclude the activities directly attributable to the Canadian Business for each year ended December 31, 2017, 2016 and 2015 have been recorded as part of the net parent investment in the Successor in the combined carve-out statements of net parent investment.

These combined carve-out financial statements have been prepared in conformity with the accounting principles generally accepted in the United States. Significant intercompany balances and transactions have been eliminated upon combination. The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual combined carve-out financial statements may not be indicative of the Successor’s combined financial performance excluding the Canadian Business and do not necessarily reflect what its combined carved-out results of operations, financial position and cash flows would have been had the Canadian Business were disposed of at the beginning of the three years period presented.

The Successor has evaluated subsequent events from the balance sheet date through April 5, 2018, the date at which the combined carve-out financial statements were available to be issued. Aside from the Arrangement Agreement and the subsequent event in note 10, the Successor has determined that there are no other items to disclose.

F-10

SUCCESSOR TO CARDIOME PHARMA CORP.
Notes to Combined Carve-out Financial Statements
(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

1.	Basis of presentation (continued):

Going concern assumptions

As of December 31, 2017, the Successor had $22,081 in cash and cash equivalents, compared to $26,758 at December 31, 2016. The Successor has a history of incurring operating losses and negative cash flows from operations. After taking into consideration shares that can be sold under the agreement with LPC (see note 12(b)) and under the existing prospectus, the Successor will have sufficient capital to fund its current planned operations during the twelve-month period subsequent to the issuance of these financial statements but will not retain sufficient cash to meet its minimum liquidity requirements under its long-term debt agreement. These factors raise substantial doubt about the Successor’s ability to continue as a going concern within one year from the financial statements issuance date. The Successor currently expects that the transaction described above, which is subject to shareholder approval, will close in the second quarter of 2018 and that the Successor will receive CAD $25,500 on closing. There can be no assurance that the Successor will be able to obtain shareholder approval for the proposed transaction. The accompanying financial statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Successor be unable to continue as a going concern.

2.	Summary of significant accounting policies:

These combined carve-out financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and are presented in U.S. dollars. The following is a summary of significant accounting policies used in the preparation of these combined carve-out financial statements:

(a)	Principles of combination:

The combined carve-out financial statements include the accounts of Cardiome’s wholly-owned subsidiaries from their respective dates of acquisition of control, excluding the Canadian business. All intercompany transactions and balances have been eliminated on combination.

(b)	Use of estimates:

The combined carve-out financial statements have been prepared in conformity with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts in the combined carve-out financial statements. Significant areas requiring the use of accounting judgments and estimates include accounting for amounts recorded in connection with recoverability of inventories, carrying value of intangible assets, revenue recognition, bad debt and doubtful accounts, income taxes, stock-based compensation expense, and commitments and contingencies. The reported amounts and note disclosure are determined using management’s best estimates based on assumptions that reflect the most probable set of economic conditions and planned course of action. Actual results could differ from those estimates.

F-11

SUCCESSOR TO CARDIOME PHARMA CORP.
Notes to Combined Carve-out Financial Statements
(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

2.	Summary of significant accounting policies (continued):

(c)	Foreign currency translation:

The net assets of foreign subsidiaries where the local currencies have been determined to be the functional currencies are translated into U.S. dollars using exchange rates at the balance sheet dates. Equity is translated at historical rates and revenue and expenses are translated at exchange rates prevailing during the period. The foreign exchange gains and losses arising from translation are recorded in the foreign currency translation account, which is included in accumulated other comprehensive income and reflected as a separate component of equity. For those subsidiaries where the U.S. dollar has been determined to be the functional currency, non-monetary foreign currency assets and liabilities are translated using historical rates, while monetary assets and liabilities are translated at the period-end exchange rates. Revenues and expenses denominated in foreign currencies are translated at exchange rates in effect at the time of the transactions. Foreign exchange gains and losses are recorded in net loss for the period.

(d)	Fair value measurements of financial instruments:

Fair value measurements of financial instruments are determined by using a fair value hierarchy that prioritizes the inputs to valuation techniques into three levels according to the relative reliability of the inputs used to estimate the fair values.

The three levels of inputs used to measure fair value are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical financial instruments;

Level 2 - Inputs other than quoted prices that are observable for the financial instrument either directly or indirectly; and

Level 3 - Inputs that are not based on observable market data.

In determining fair value measurements, the most observable inputs are used when available. The fair value hierarchy level at which a financial instrument is categorized is determined on the basis of the lowest level input that is significant to the fair value measurement.

(e)	Cash and cash equivalents:

Cash and cash equivalents include cash and short-term deposits with original maturities of 90 days or less. Short-term deposits are valued at amortized cost. The carrying amounts approximate fair value due to the short-term maturities of these instruments.

(f)	Allowance for doubtful accounts:

The Successor maintains an allowance for accounts for estimated losses that may result from our customers’ inability to pay. The Successor estimates an allowance for doubtful accounts primarily based on the credit worthiness of customers, aging of receivable balances and general economic conditions. Amounts later determined and specifically identified to be uncollectible are charged against this allowance.

(g)	Inventories:

Inventories consist of finished goods, unfinished product (work in process) and raw materials and are valued at the lower of cost or estimated net realizable value, determined on a first-in- first-out basis. Cost is defined as all costs that relate to bringing the inventory to its present condition and location under normal operating conditions. Estimated net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

F-12

SUCCESSOR TO CARDIOME PHARMA CORP.
Notes to Combined Carve-out Financial Statements
(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

2.	Summary of significant accounting policies (continued):

The components of inventory and inventory purchase commitments are reviewed on a regular basis for excess and obsolete inventory based on estimated future usage and sales, demand from drug distributors and hospitals and economic conditions. Management believes that the estimates used in calculating the inventory provision are reasonable and properly reflect the risk of excess and obsolete inventory.

(h)	Property and equipment:

Property and equipment are recorded at cost less accumulated amortization. Amortization is provided using the straight-line method over the following terms:

Asset	Rate

Laboratory equipment	5 years
Production equipment	7 years
Computer equipment	3-5 years
Software	3-5 years
Furniture and office equipment	5-7 years

Leasehold improvements are amortized on a straight-line basis over the lesser of their estimated useful life or the initial lease term.

(i)	Intangible assets:

Intangible assets are comprised of patent costs, trade name, marketing rights and licenses. Patent costs which are associated with the preparation, filing, and obtaining of patents are capitalized. Maintenance costs of patents are expensed as incurred.

The estimated useful life of an intangible asset with a definite life is the period over which the asset is expected to contribute to future cash flows. When determining the useful life, the Successor considers the expected use of the asset, useful life of a related intangible asset, any legal, regulatory or contractual provisions that limit the useful life, any legal, regulatory, or contractual renewal or extension provisions without substantial costs or modifications to the existing terms and conditions, the effects of obsolescence, demand, competition and other economic factors, and the expected level of maintenance expenditures relative to the cost of the asset required to obtain future cash flows from the asset.

F-13

SUCCESSOR TO CARDIOME PHARMA CORP.
Notes to Combined Carve-out Financial Statements
(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

2.	Summary of significant accounting policies (continued):

Amortization is provided using the straight-line method over the following terms:

Asset	Rate

Patents	over the patent life
Trade name	10 years
Marketing rights	10 years
Licenses	over the license term

(j)	Goodwill:

Goodwill represents the excess of the purchase price of an acquired enterprise over the fair value assigned to assets acquired and liabilities assumed in a business combination. Goodwill is allocated as of the date of the business combination to the reporting units that are expected to benefit from the synergies of the business combination. Goodwill is not amortized, but reviewed for impairment on an annual basis or more frequently if impairment indicators arise. Qualitative factors are first assessed to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If the qualitative assessment indicates that the reporting unit may be impaired, a two-step impairment test which considers, among other things, the fair value of reporting units based on discounted estimated future cash flows, is performed. This review involves significant estimation uncertainty, which could affect the Successor’s future results if the current estimates of future performance and fair values change.

(k)	Impairment of long-lived assets:

Long-lived assets, including property and equipment, and intangible assets other than goodwill, are assessed for potential impairment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. The Successor determines whether the carrying value of a long-lived depreciable asset or asset group is recoverable based on its estimates of future asset utilization and undiscounted expected future cash flows the assets are expected to generate. If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset, a loss is recognized for the excess of the carrying amount over the fair value of the asset.

(l)	Deferred revenue:

Deferred revenue is recorded when upfront payments on distribution agreements are received. The deferred revenue is amortized into income over the applicable earnings period.

(m)	Revenue recognition:

Product and royalty revenue

Revenue from sales of products is recognized upon the later of transfer of title or upon shipment of the product to the customer, so long as persuasive evidence of an arrangement exists, the sales price is fixed or determinable, and collection is reasonably assured. Provisions for chargebacks, rebates, sales incentives and returns are provided for in the same period the related sales are recorded. Sales taxes collected from customers in various European markets that must be remitted back to the relevant government authorities are excluded from revenues. Shipping and handling costs are included in cost of sales.

F-14

SUCCESSOR TO CARDIOME PHARMA CORP.
Notes to Combined Carve-out Financial Statements
(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

2.	Summary of significant accounting policies (continued):

Royalty revenue is recognized on an accrual basis when earned in accordance with the agreement terms, when royalties from the collaborative partner are determinable and collection is reasonably assured, such as upon the receipt of a royalty statement from the collaborative partner.

Licensing and other fees

The Successor earns revenue from collaboration and license agreements from the commercial sale of approved products. Royalties payable under license agreements are included in cost of sales.

(n)	Clinical trial expenses:

Clinical trial expenses are a component of research and development costs and include fees paid to contract research organizations, investigators and other vendors who conduct certain product development activities on the Successor’s behalf. The amount of clinical trial expenses recognized in a period related to service agreements are based on estimates of the work performed using an accrual basis of accounting. These estimates are based on patient enrollment, services provided and goods delivered, contractual terms and experience with similar contracts. The Successor monitors these factors to the extent possible and adjusts its estimates accordingly. Prepaid expenses or accrued liabilities are adjusted if payments to service providers differ from estimates of the amount of service completed in a given period.

(o)	Stock-based compensation and other stock-based payments:

Stock options and restricted share units related to Cardiome’s shares that were granted to the Successor’s directors, executive officers and employees are accounted for using the fair-value based method. Under this method, compensation expense for stock options is measured at fair value at the date of grant using the Black-Scholes valuation model and is expensed over the award’s vesting period on a graded basis. Stock options granted to consultants and to foreign employees with Canadian dollar denominated stock options are subject to variable accounting treatment and are re-valued at fair value at each balance sheet date until exercise, expiry or forfeiture. Compensation expense for restricted share units is measured at fair value at the date of grant, which is the market price of the underlying security, and is expensed over the award’s vesting period on a straight-line basis.

F-15

SUCCESSOR TO CARDIOME PHARMA CORP.
Notes to Combined Carve-out Financial Statements
(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

2.	Summary of significant accounting policies (continued):

(p)	Income taxes:

The Successor accounts for income taxes using the liability method of tax allocation. Deferred income taxes are recognized for the deferred income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is included in income when a change in tax rates is enacted. Deferred income tax assets are evaluated periodically and if realization is not considered more likely than not, a valuation allowance is provided. Income tax credits, such as investment tax credits, are included as part of the provision for income taxes.

3.	Accounting pronouncements adopted:

During the year ended December 31, 2017, the Successor adopted Accounting Standards Update (“ASU”) 2017-1, “Business Combinations (Topic 805): Clarifying the Definition of a Business”, issued by the Financial Accounting Standards Board (“FASB”) in January 2017. ASU 2017-01 requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the integrated set of assets and activities is not considered a business. To be a business, the set of acquired activities and assets must include inputs and one or more substantive processes that together contribute to the ability to create outputs. The Successor has applied ASU 2017-1 in assessing a distribution agreement entered into during the year ended December 31, 2017 (note 8) and determined that the arrangement shall be accounted for as an asset acquisition under the clarified definition.

During the year ended December 31, 2017, the Successor adopted ASU 2016-09, “Improvements to Employee Share-Based Payment Accounting”, issued by the FASB in March 2016. ASU 2016- 09 simplifies several aspects of accounting for employee share-based payment transactions, including accounting for income taxes, forfeitures and statutory tax withholding requirements, as well as classification in the statements of cash flows. As a result of the adoption, the Successor reclassified income tax withholding payments on the vesting of restricted share units of $65, $95 and $38 for the years ended December 31, 2017, 2016 and 2015, respectively, from cash used in operating activities to cash used in financing activities on the combined carve-out statement of cash flows.

During the year ended December 31, 2017, the Successor adopted ASU 2015-17, “Balance Sheet Classification of Deferred Taxes”, issued by the FASB in November 2015. ASU 2015-17 requires that deferred tax assets and liabilities be classified as noncurrent. As a result of the adoption, the Successor reclassified deferred tax assets of $320 and $460 from current assets to noncurrent assets as of December 31, 2017 and December 31, 2016, respectively, on the combined carve- out balance sheet.

4.	Financial instruments:

Financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities, long-term debt and deferred consideration. The fair values of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities and deferred consideration approximate carrying values because of their short-term nature. The Successor’s long-term debt is recorded under the effective interest method (note 10). The long-term debt and deferred consideration are classified as Level 2 of the fair value hierarchy.

F-16

SUCCESSOR TO CARDIOME PHARMA CORP.
Notes to Combined Carve-out Financial Statements
(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

4.	Financial instruments (continued):

The Successor’s financial instruments are exposed to certain financial risks, including credit risk and market risk.

(a)	Credit risk:

Credit risk is the risk of financial loss to the Successor if a partner or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Successor’s cash and cash equivalents and accounts receivable. The carrying amount of the financial assets represents the maximum credit exposure.

The Successor limits its exposure to credit risk on cash and cash equivalents by placing these financial instruments with high-credit quality financial institutions.

The Successor is subject to credit risk related to its accounts receivable. The majority of the Successor’s accounts receivable arise from product sales which are primarily due from drug distributors and hospitals. The Successor monitors the creditworthiness of its customers so that it can properly assess and respond to changes in their credit profile.

(b)	Market risk:

Market risk is the risk that changes in market prices, such as foreign currency exchange rates and interest rates will affect the Successor’s income or the value of the financial instruments held.

(i)	Foreign currency risk:

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Successor is exposed to foreign currency risk as a portion of the Successor’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, revenue, and operating expenses are denominated in other than U.S. dollars. The Successor manages foreign currency risk by holding cash and cash equivalents in foreign currencies to support forecasted foreign currency cash outflows. The Successor has not entered into any forward foreign exchange contracts.

(ii)	Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Financial instruments that potentially subject the Successor to interest rate risk include cash and cash equivalents.

The Successor is exposed to interest rate cash flow risk on its cash and cash equivalents as these instruments bear interest based on current market rates.

F-17

SUCCESSOR TO CARDIOME PHARMA CORP.
Notes to Combined Carve-out Financial Statements
(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

5.	Restricted cash:

At December 31, 2017, the Successor held restricted cash relating to deposits which are pledged as collateral for bank guarantees for sales contracts with various hospitals and health authorities of $1,863 (2016 - $1,443) and for operating lease arrangements of $237 (2016 – $104). During the year ended December 31, 2017, $1,000 was released from a non-interest bearing escrow account upon the Successor’s repayment of all amounts owing under the deferred consideration liability in connection with the acquisition of Correvio LLC (note 11).

6.	Inventories:

	December 31,	December 31,
	2017	2016

Finished goods	$3,234	$1,731
Work in process	891	562
Raw materials	2,210	2,299

	$6,335	$4,592

During the year ended December 31, 2017, the Successor had a write-down of inventory of $295 (2016 – $159; 2015 - $2,028). Included in the write-down during the year ended December 31, 2015 is a write-down of $1,125 of repurchased unsold inventory as part of a termination agreement.

7.	Property and equipment:

		Accumulated	Net book
2017	Cost	amortization	value

Production equipment	$70	$29	$41
Software	90	58	32
Computer equipment	152	122	30
Leasehold improvements	399	144	255
Furniture and office equipment	177	119	58

	$888	$472	$416

		Accumulated	Net book
2016	Cost	amortization	value

Laboratory equipment	$625	$625	$-
Production equipment	97	48	49
Software	161	85	76
Computer equipment	216	177	39
Leasehold improvements	399	107	292
Furniture and office equipment	187	95	92

	$1,685	$1,137	$548

F-18

SUCCESSOR TO CARDIOME PHARMA CORP.
Notes to Combined Carve-out Financial Statements
(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

7.	Property and equipment (continued):

During the year ended December 31, 2017, the Successor wrote off equipment with a cost and accumulated amortization of $802 (2016 - equipment with a cost and accumulated amortization of $25; 2015 - nil). Amortization expense for the year ended December 31, 2017 amounted to $143 (2016 - $201; 2015 - $203).

8.	Intangible assets:

		Accumulated	Net book
2017	Cost	amortization	value

Licenses	$18,537	$2,329	$16,208
Marketing rights	15,355	6,335	9,020
Trade name	1,097	452	645
Patents	4,129	3,630	499

	$39,118	$12,746	$26,372

2016	Cost	Accumulated amortization	Net book value

Licenses	$11,687	$779	$10,908
Marketing rights	15,355	4,800	10,555
Trade name	1,097	341	756
Patents	4,129	3,460	669

	$32,268	$9,380	$22,888

In the third quarter of 2017, the Successor announced the execution of a distribution and license agreement with Basilea Pharmaceutica International Ltd. (“Basilea”), for the rights to commercialize Zevtera®/Mabelio® (ceftobiprole medocaril sodium) in 34 European countries and Israel. As consideration for the rights and licenses granted, the Successor made a non-refundable payment to Basilea of CHF 5,000 ($5,200). Additional non-refundable milestone payments will be due to Basilea upon the Successor’s achievement of various milestones. Milestone payments may also be due to Basilea based on achievement of pre-determined levels of annual net sales. The license is being amortized over the life of the agreement of 15 years.

In the second quarter of 2016, the Successor announced the execution of a license agreement with Allergan plc (“Allergan”), for the rights to commercialize dalbavancin (branded DALVANCE® in the U.S. and XYDALBATM in the rest of the world) in France, the United Kingdom, Germany, Belgium, Nordic nations, other European nations, various Middle Eastern nations, and Canada. As consideration for the rights and licenses granted, the Successor made non-refundable payments to Allergan of $13,000, along with incurring other transaction costs. Additional non-refundable milestone payments will be due to Allergan upon the Successor’s achievement of various milestones. Royalty payments may also be due to Allergan based on achievement of pre- determined levels of annual net sales. The license is being amortized over the life of the agreement of 10 years.

F-19

SUCCESSOR TO CARDIOME PHARMA CORP.
Notes to Combined Carve-out Financial Statements
(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

8.	Intangible assets (continued):

Amortization expense for the year ended December 31, 2017 amounted to $3,179 (2016 - $2,642; 2015 - $1,909).

The estimated aggregate amortization expense for intangible assets held at December 31, 2017, for each of the five succeeding years is expected as follows:

2018	$3,115
2019	3,094
2020	3,075
2021	3,041
2022	3,017

9.	Accounts payable and accrued liabilities:

	December 31,	December 31,
	2017	2016

Trade accounts payable	$3,910	$3,924
Employee-related accruals	2,310	2,637
Interest payable on deferred consideration (note 11)	-	24
Other accrued liabilities	1,482	1,436

	$7,702	$8,021

F-20

SUCCESSOR TO CARDIOME PHARMA CORP.
Notes to Combined Carve-out Financial Statements
(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

10.	Long term debt:

	December 31,	December 31,
	2017	2016

Long-term debt, net of unamortized debt issuance costs and discount	$40,000	$19,391
Less: current portion	-	-
Long-term debt, net of unamortized debt issuance costs and discount	$40,000	$19,391

On July 18, 2014, the Successor closed a senior, secured term loan facility with MidCap Financial, LLC (“Midcap”) for up to $22,000 which consisted of two tranches bearing interest at a rate of LIBOR plus 8%. The first tranche of $12,000 was available for working capital and general corporate purposes. The second tranche of up to $10,000 was available to support a product or company acquisition. The loan carried a term of 48 months and was secured by substantially all of the assets of the Successor.

On June 13, 2016, the Successor entered into a term loan agreement with CRG-managed funds (“CRG”) for up to $30,000 consisting of three tranches bearing interest at 14% per annum. The first tranche of $20,000 was drawn at closing and was used to extinguish long-term debt from

Midcap and for general corporate purposes. In connection with the extinguishment of long-term debt, the Successor incurred a loss of $1,402 during the year ended December 31, 2016. Of this amount, $256 related to the write-off of unamortized debt issuance costs and $1,146 related to prepayment and exit fees. The second tranche of $5,000 was available to the Successor if the Successor was able to reach certain revenue milestones at December 31, 2016. The Successor reached the revenue milestone at December 31, 2016 but did not draw the second tranche. The third tranche of $5,000 was available to the Successor if the Successor was able to reach certain revenue milestones at June 2017.

F-21

SUCCESSOR TO CARDIOME PHARMA CORP.
Notes to Combined Carve-out Financial Statements
(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

10.	Long term debt (continued):

On May 11, 2017, the Successor amended the terms of its term loan agreement (the “first amendment”). Under the terms of the amended agreement, up to $50,000 is available to the Successor consisting of four tranches bearing interest at 13% per annum. The first tranche of $20,000 was drawn on June 13, 2016 when the Successor entered into the original term loan agreement, and a second tranche of $10,000 was drawn on the date of this amendment. A third tranche of $10,000 was drawn on August 8, 2017. A fourth tranche of up to $10,000 in increments of $5,000 is available to the Successor on or prior to March 31, 2018 if the Successor is able to reach certain revenue milestones. Notwithstanding the foregoing, the fourth tranche may be available to the Successor if the Successor and CRG mutually agree on a business development transaction. The loan matures on March 31, 2022 and is secured by substantially all of the assets of the Successor. Under the terms of the amended agreement, an interest-only period is provided such that principal repayment begins in June 2020. If certain revenue milestones are met by the Successor, the interest-only period may be extended such that there is only one principal payment at maturity.

Interest is payable on a quarterly basis through the full term of the loan. Interest payments may be split, at the Successor’s option, between 9% per annum cash interest and 4% per annum paid in- kind interest in the form of additional term loans until March 31, 2020. Subsequent to March 31, 2020, interest shall be payable entirely in cash. If certain revenue milestones are met by the Successor, the period in which the Successor, at its option, may split its interest payments between 9% per annum cash interest and 4% per annum paid in-kind interest in the form of additional term loans may be extended to March 31, 2022. During the year ended December 31, 2017, the Successor paid in-kind interest of $778. On the maturity date, a back-end facility fee of 8% of the aggregate amount of the term loan will be payable to CRG, including the impact of any amounts accrued as paid in-kind interest. As a result, the Successor is accruing the amount up to $44,040 under the effective interest method which will be the amount payable at maturity.

In consideration for entering into the first amendment, the Successor issued 700,000 warrants with a strike price of $4.00 per common share to CRG as of the date of the amended agreement. The warrants have a term of 5 years and qualify as equity. The warrants were fair valued at $1,200 using the Black-Scholes model and are being accounted for as a discount to the long-term debt on a proportionate basis to the fair value of the entire long-term debt as of the date of the amended agreement. The discount is being amortized to interest expense over the life of the amended agreement under the effective interest method.

The Successor is required to meet certain annual revenue covenants. If the revenue covenants are not met, the Successor may exercise a cure right within 90 days of year-end by issuing additional common shares in exchange for cash or by borrowing subordinated debt in an amount equal to two times the difference between the minimum required revenue and the Successor’s revenue. The cash received from the cure right would be used to repay the principal. On March 19, 2018, the Successor entered into an agreement with CRG to amend the terms of the loan to adjust the annual revenue covenants (the “second amendment”). In consideration for the second amendment, the Successor issued 800,000 warrants with a strike price of $2.50 per common shares to CRG as of the date of the second amendment. The warrants have a term of 5 years. The Successor was in compliance with the amended annual revenue covenants for the years ended December 31, 2017 and 2016.

F-22

SUCCESSOR TO CARDIOME PHARMA CORP.
Notes to Combined Carve-out Financial Statements
(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

10.	Long term debt (continued):

The Successor incurred expenses of $1,451 in connection with the modification of long-term debt in the second quarter of 2017 which is included in other expense.

Future repayments, excluding the potential impact of repayments in connection with not meeting revenue covenants, are as follows:

2018	$-
2019	-
2020	15,292
2021	20,389
2022	8,359

Total repayments	$44,040

11.	Deferred consideration:

On November 18, 2013, the Successor completed the acquisition of Correvio LLC through the purchase of a combination of assets and shares in exchange for 19.9% of the Successor’s then outstanding shares and deferred consideration of $12,000. The deferred consideration was being repaid monthly at an amount equal to 10% of cash receipts from product sales and any applicable interest accrued at 10% compounded annually. The Successor repaid the deferred consideration in full during the third quarter of 2017. As a result of the full repayment, $1,000 of restricted cash was released from escrow (note 5).

12.	Net parent investment

At December 31, 2017, net parent investment amounted to $14,654 (2016 - $32,535; 2015 - $19,503) representing Cardiome shareholders’ cumulative equity investments in the Successor, net of shareholders’ net investments in the Canadian Business (note 1).

F-23

SUCCESSOR TO CARDIOME PHARMA CORP.
Notes to Combined Carve-out Financial Statements
(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

13.	Share-based compensation:

(a)	Stock options:

Under the terms of Cardiome’s amended incentive stock option plan (the “Plan”), Cardiome granted options to directors, executive officers, employees and consultants of the Successor. The Plan provides for granting of options at the fair market value of Cardiome’s common shares at the grant date. Options generally vest over periods of up to four years with an expiry term of five years and generally vest in equal amounts at the end of each month. The maximum number of shares available for issue under the Plan is a rolling number equal to a maximum of 12.5% of the issued common shares outstanding at the time of grant. The maximum number of stock options issuable to insiders under the Plan is restricted to 10% of the issued and outstanding common shares of Cardiome. As directors, officers, employees and consultants received the benefit of these Cardiome options, the amounts have been reflected as share- based compensation in the financial statements of the Successor.

Details of the stock option transactions for the years ended December 31, 2017, 2016 and 2015 are summarized as follows:

F-24

SUCCESSOR TO CARDIOME PHARMA CORP.
Notes to Combined Carve-out Financial Statements
(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

13.	Share-based compensation (continued):

(a)	Stock options (continued):

	Number	Weighted average exercise price (CAD$)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (CAD$)
Outstanding as at December 31, 2014	1,278,290	4.68	3.34	8,411

Options granted	382,900	10.84
Options exercised	(129,236)	3.76
Options forfeited	(45,097)	8.76
Options expired	(14,260)	41,69
Outstanding as at December 31, 2015	1,472,597	5.88	2.88	8,024

Options granted	617,500	5.97
Options forfeited	(72,200)	4.94
Options expired	(16,340)	20.22
Outstanding as at December 31, 2016	2,001,557	5.82	2.72	1,110

Options granted	1,242,500	4.16
Options exercised	(324,000)	2.16
Options forfeited	(20,000)	5.10
Options expired	(8,000)	1.70
Outstanding as at December 31, 2017	2,892,057	5.52	3.07	69
Exercisable as at December 31, 2017	1,855,368	5.90	2.55	69

The outstanding Cardiome options expire at various dates ranging from March 20, 2018 to August 13, 2022.

At December 31, 2017, Cardiome’s stock options to executive officers and directors, employees and consultants were outstanding as follows:

F-25

SUCCESSOR TO CARDIOME PHARMA CORP.
Notes to Combined Carve-out Financial Statements
(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

13.	Share-based compensation (continued):

(a)	Stock options (continued):

	Options outstanding			Options exercisable
		Weighted	Weighted		Weighted
		average	average		average
		remaining	exercise		exercise
Range of		contractual	price		price
exercise prices (CAD$)	Number	life (years)	(CAD$)	Number	(CAD$)

$1.65 to $2.08	277,000	0.22	1.66	277,000	1.66
$2.09 to $5.63	1,477,183	3.86	4.26	703,557	4.39
$5.64 to $7.37	550,000	3.47	6.14	325,667	6.14
$7.38 to $13.09	587,874	2.07	9.91	549,144	9.92

	2,892,057	3.07	5.52	1,855,368	5.90

A summary of Cardiome’s non-vested stock option activity and related information for the year ended December 31, 2017 is as follows:

Non-vested options	Number of options	Weighted average grant-date fair value (U.S.$)

Non-vested at December 31, 2016	708,588	2.27
Granted	1,242,500	1.53
Vested	(911,039)	1.90
Forfeited	(3,360)	0.04

Non-vested at December 31, 2017	1,036,689	1.69

At December 31, 2017, there was $805 (2016 - $739) of total unrecognized compensation cost related to non-vested Cardiome stock options. That cost is expected to be recognized over a weighted average period of 1.3 years (2016 – 1.3 years).

The aggregate intrinsic value of Cardiome stock options exercised during the year ended December 31, 2017 was $495 (2016 – nil; 2015 - $743).

The aggregate fair value of vested Cardiome stock options during the year ended December 31, 2017 was $1,729 (2016 - $1,071; 2015 - $1,404).

F-26

SUCCESSOR TO CARDIOME PHARMA CORP.
Notes to Combined Carve-out Financial Statements
(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

13.	Share-based compensation (continued):

(a)	Stock options (continued):

Cardiome stock options granted to the Successor’s directors, executive officers and employees are accounted for using the fair-value based method. Under this method, compensation expense for stock options is measured at fair value at the date of grant using the Black-Scholes valuation model and is expensed over the award’s vesting period on a graded basis. Cardiome stock options granted to consultants and to foreign employees with Canadian dollar denominated stock options are subject to variable accounting treatment and are re-valued at fair value at each balance sheet date until exercise, expiry or forfeiture.

For the year ended December 31, 2017, $1,663 was recorded as stock-based compensation expense with $158 being recorded as a recovery against liability and $1,821 being recorded against additional paid-in capital (2016 - $171 was recorded as stock-based compensation recovery with $1,323 being recorded as a recovery against liability and $1,152 being recorded against additional paid-in capital; 2015 - $1,828 was recorded as stock-based compensation expense with $1,391 being recorded against liability and $437 being recorded against additional paid-in capital).

The weighted average fair value of Cardiome stock options granted during the year ended December 31, 2017 was $1.53 (2016 - $2.00; 2015 - $4.50). The estimated fair value of the Cardiome stock options granted was determined using the Black-Scholes option pricing model with the following weighted-average assumptions:

	December 31, 2017	December 31, 2016	December 31, 2015

Dividend yield	-	-	-
Expected volatility	63.7%	65.7%	78.4%
Risk-free interest rate	1.2%	0.7%	0.6%
Expected average life of the options	3.8 years	3.1 years	3.4 years
Estimated forfeiture rate	-	-	-

There is no dividend yield as Cardiome has not paid, and does not plan to pay, dividends on its common shares. The expected volatility is based on the historical share price volatility of Cardiome’s daily share closing prices over a period equal to the expected life of each option grant. The risk-free interest rate is based on yields from Canadian government bond yields with a term equal to the expected term of the options being valued. The expected life of options represents the period of time that the Cardiome stock options are expected to be outstanding based on the contractual term of the options and on historical data of option holder exercise and post-vesting employment termination behaviour. Forfeitures are estimated at the time of grant and, if necessary, management revises that estimate if actual forfeitures differ and adjusts stock-based compensation expense accordingly.

F-27

SUCCESSOR TO CARDIOME PHARMA CORP.
Notes to Combined Carve-out Financial Statements
(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

13.	Share-based compensation (continued):

(b)	Restricted share unit plan:

During 2014, Cardiome established a treasury-based Restricted Share Unit Plan (the “RSU Plan”) to provide long-term incentives to certain executives and other key employees and to support the objective of employee share ownership through the granting of restricted share units of Cardiome (“RSUs”). There is no exercise price and no monetary payment is required from the employees to the Successor upon grant of the RSUs or upon the subsequent issuance of shares to settle the award. Historically, the vested RSUs could be settled through the issuance of common shares by Cardiome from treasury, by the delivery of Cardiome common shares purchased on the open market or in cash or in any combination of the foregoing, at the option of the Successor. Vesting of RSUs is conditional upon the expiry of a time-based vesting period. The duration of the vesting period and other vesting terms applicable to the grant of the RSUs are determined at the time of the grant. Generally, RSUs vest annually over three years, in equal amounts, on the anniversary date of the date of grant. The RSUs will become fully vested and paid out in cash under the Arrangement Agreement as described in Note 1.

Details of RSU transactions for the years ended December 31, 2017, 2016 and 2015 are summarized as follows:

	Number	Weighted average grant date fair value (USD$)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (USD$)
Outstanding at December 31, 2014	-	$-	-	$-

RSUs granted	160,598	9.10		1,181
RSUs vested	(10,990)	9.95		89
RSUs forfeited	(17,500)	9.95
Outstanding as at December 31, 2015	132,108	$8.91	2.16	$1,058

RSUs granted	50,782	4.43		218
RSUs vested	(49,682)	9.03		205
RSUs forfeited	(13,505)	9.00
Outstanding as at December 31, 2016	119,703	$6.95	1.71	$334

RSUs granted	52,962	3.46		194
RSUs vested	(57,003)	7.59		174
RSUs forfeited	(18,706)	6.21
Outstanding as at December 31, 2017	96,956	$4.83	1.68	$147

F-28

SUCCESSOR TO CARDIOME PHARMA CORP.
Notes to Combined Carve-out Financial Statements
(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

13.	Share-based compensation (continued):

(b)	Restricted share unit plan (continued):

At December 31, 2017, there was $224 (2016 - $537) of total unrecognized compensation cost related to non-vested RSUs. That cost is expected to be recognized over a weighted average period of 1.7 years (2016 – 1.5 years).

RSUs are valued at the market price of the underlying securities on the grant date and the compensation expense, based on the estimated number of awards expected to vest, is recognized on a straight-line basis over the three-year vesting period. For the year ended December 31, 2017, stock-based compensation expense related to RSUs of $402 (2016 – $431; 2015 - $377) was recorded in selling, general and administration expenses and recorded against additional paid-in capital.

14.	Research and development expense:

In June 2015, the Successor entered into a license and supply agreement with SteadyMed Ltd. for the distribution rights to TREVYENT® that included an upfront payment of $2,850 upon execution of the agreement which was recorded in R&D expense.

15.	Commitments:

(a)	Operating leases:

The Successor has entered into operating leases for office space. Future minimum payments under the various operating leases are as follows:

2018	$712
2019	684
2020	588
2021	201
2022	201
Thereafter	386

Total minimum payments required	$2,772

Rent expense for the year ended December 31, 2017 was $658 (2016 - $614; 2015 - $655).

(b)	Commitments for clinical and other agreements:

The Successor entered into various clinical and other agreements requiring it to fund future expenditures of $7,309 (2016 - $1,755; 2015 - $2,889).

(c)	Purchase commitments:

The Successor has purchase commitments with certain suppliers who assist in the production of AGGRASTAT®. The amount of the purchase commitment is based on physical quantities manufactured; however, there is a minimum purchase obligation of $166 for years 2018 through 2020.

F-29

SUCCESSOR TO CARDIOME PHARMA CORP.
Notes to Combined Carve-out Financial Statements
(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

16.	Income taxes:

The components of loss before income taxes consist of the following:

	2017	2016	2015

Canadian	$(14,123)	$(13,388)	$(11,245)
Foreign	(14,423)	(5,733)	(12,838)

Loss before income taxes	$(28,546)	$(19,121)	$(24,083)

The reconciliation of income tax computed at statutory tax rates to income tax expense (recovery), using a 26.0% (2016 – 26.0%; 2015 – 26.0%) statutory tax rate, is:

	December 31, 2017	December 31, 2016	December 31, 2015

Loss before income taxes	$(28,546)	$(19,121)	$(24,083)
Statutory tax rate	26.0%	26.0%	26.0%

Income tax recovery at Canadian statutory income tax rates	$(7,422)	$(4,971)	$(6,262)
Change in valuation allowance	(3,049)	834	1,677
Permanent differences	967	343	447
Tax rate differences	790	450	291
Change in U.S. statutory rate	6,394	-	-
Non-deductible losses	2,820	3,430	2,593
Other differences	(137)	66	1,243
Income tax expense (recovery)	$363	$152	$(11)

As a result of tax legislation enacted in the U.S. at the end of 2017, the federal U.S. corporate tax rate applicable to years subsequent to 2017 was substantially reduced. The Successor recorded a deferred income tax expense in respect of its U.S. operations in 2017 using the new federal rate of 21% (2016 – 35%; 2015 – 35%); however, there was no impact on tax expense as a valuation allowance is provided on most of these deferred tax assets.

F-30

SUCCESSOR TO CARDIOME PHARMA CORP.
Notes to Combined Carve-out Financial Statements
(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

16.	Income taxes (continued):

Significant components of the Successor’s deferred tax assets are shown below:

	December 31,	December 31,
	2017	2016

Deferred tax assets:
Tax loss carryforwards	$29,124	$31,707
Tax values of depreciable assets in excess of accounting values	1,985	2,247
Share issue costs and other	72	203

Total deferred tax assets	31,181	34,157
Valuation allowance	(30,861)	(33,697)

Net deferred tax assets	$320	$460

At December 31, 2017, the Successor has total loss carryforwards of $155,612 (2016 - $139,011) available to offset future taxable income: in Switzerland, in the amount of $109,788 (2016 – $93,314); in the United States, in the amount of $45,316 (2016 - $44,933); and in the United Kingdom, in the amount of $508 (2016 - $764). The loss carryforwards expire between 2018 and 2037.

The Successor’s non-capital losses for income tax purposes expire as follows:

Non-capital losses

2018	$35,932
2019	6,768
2020	17,991
2021	16,911
2022	23,129
Thereafter until 2037	54,881

$155,612

The Successor recognizes interest and penalties related to income taxes in interest and other income. To date, the Successor has not incurred any significant interest and penalties. The Successor is subject to assessments by various taxation authorities which may interpret tax legislations and tax filing positions differently from the Successor. The Successor provides for such differences when it is likely that a taxation authority will not sustain the Successor’s filing position and the amount of the tax exposure can be reasonably estimated. As at December 31, 2017, a provision of nil (2016 - nil) has been made in the financial statements for estimated tax liabilities. Tax years ranging from 2010 to 2017 remain subject to examination in the various countries we operate in.

F-31

SUCCESSOR TO CARDIOME PHARMA CORP.
Notes to Combined Carve-out Financial Statements
(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

17.	Related party transactions:

During the years ended December 31, 2017 and 2016, the Successor incurred expenses for consulting services provided by a company owned by one of the officers of the Successor. The amounts charged were recorded at their exchange amounts and were subject to normal trade terms. The Successor incurred expenses of $193 for the year ended December 31, 2017 for services provided by the consulting company relating to general corporate matters (2016 - $148; 2015 - nil). Included in accounts payable and accrued liabilities at December 31, 2017 was $201 owing to the consulting company (2016 - $148).

During the year ended December 31, 2015, the Successor incurred expenses for services provided by a law firm in which a director of one of the Successor’s wholly owned subsidiaries was a partner. The amounts charged were recorded at their exchange amounts and were subject to normal trade terms. For the year ended December 31, 2015, the Successor incurred legal fees of $63 for services provided by the law firm relating to general corporate matters. Included in accounts payable and accrued liabilities at December 31, 2015 was $12 owing to the legal firm. For the years ended December 31, 2017 and 2016, the law firm was no longer a related party. The Successor also incurred expenses for services provided by an accounting firm in which a director of one of the Successor’s wholly owned subsidiaries was a partner. The amounts charged were recorded at their exchange amounts and were subject to normal trade terms. For the year ended December 31, 2015, the Successor incurred accounting fees of $35 for services provided by the accounting firm relating to general corporate matters. Included in accounts payable and accrued liabilities at December 31, 2015 was $31 owing to the accounting firm. For the years ended December 31, 2017 and 2016, the accounting firm was no longer a related party.

18.	Contingencies:

(a)	The Successor may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business. Such matters are subject to many uncertainties. Management believes that adequate provisions have been made in the accounts where required and the ultimate resolution of such contingencies will not have a material adverse effect on the combined carve-out financial position of the Successor.

(b)	The Successor entered into indemnification agreements with all officers and directors. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Successor maintains appropriate liability insurance that limits the exposure and enables the Successor to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

F-32

SUCCESSOR TO CARDIOME PHARMA CORP.
Notes to Combined Carve-out Financial Statements
(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

18.	Contingencies (continued):

(c)	The Successor has entered into license and research agreements with third parties that include indemnification provisions that are customary in the industry. These indemnification provisions generally require the Successor to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions may survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Successor from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Successor has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying combined carve-out financial statements with respect to these indemnification obligations.

19.	Segmented information:

Revenue is earned through the sale of the Successor’s commercialized products. During the year ended December 31, 2017, the sale of AGGRASTAT® accounted for 84% of total revenue. During the years ended December 31, 2016 and 2015, the sale of AGGRASTAT® accounted for more than 90% of total revenue.

The Successor recognizes segmentation based on geography as follows:

Year ended December 31, 2017	Europe	Rest of World	Total

Revenue	$10,953	$12,930	$23,883
Cost of goods sold	2,974	3,647	6,621

Gross margin	7,979	9,283	17,262
Gross margin %	73%	72%	72%

Year ended December 31, 2016	Europe	Rest of World	Total

Revenue	$10,931	$14,153	$25,084
Cost of goods sold	2,585	3,667	6,252

Gross margin	8,346	10,486	18,832
Gross margin %	76%	74%	75%

F-33

SUCCESSOR TO CARDIOME PHARMA CORP.
Notes to Combined Carve-out Financial Statements
(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

19.	Segmented information (continued):

Year ended December 31, 2015	Europe	Rest of World	Total

Revenue	$10,572	$10,365	$20,937
Cost of goods sold	3,191	3,375	6,566

Gross margin	7,381	6,990	14,371
Gross margin %	70%	67%	69%

During the years ended December 31, 2017, 2016 and 2015, there were two customers that individually accounted for more than 10% of total revenue. In 2017, these customers accounted for 24% and 20% of total revenue (2016 – 20% and 23%; 2015 – 19% and 28%).

Property and equipment by geographic area were as follows:

As at December 31	2017	2016

Europe	$87	$116
Rest of World	329	432

	$416	$548

Intangible assets by geographic area were as follows:

As at December 31	2017	2016

Europe	$25,872	$22,218
Rest of World	500	670

	$26,372	$22,888

F-34

APPENDIX “G”

FINANCIAL STATEMENTS OF NEW CORREVIO FOR THE PERIOD FROM INCORPORATION ON MARCH 7, 2018 TO MARCH 31, 2018

See attached.

G-1

CORREVIO PHARMA CORP.

Financial Statements

For the period from incorporation on March 7, 2018 to March 31, 2018

G-2

KPMG LLP

PO Box 10426 777 Dunsmuir Street

Vancouver BC V7Y 1K3

Canada

Telephone (604) 691-3000

Fax (604) 691-3031

INDEPENDENT AUDITORS’ REPORT

To the shareholder of Correvio Pharma Corp.

We have audited the accompanying financial statements of Correvio Pharma Corp., which comprise the balance sheet as at March 31, 2018 and the statement of stockholder's equity for the period from incorporation on March 7, 2018 to March 31, 2018, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

G-3

Correvio Pharma Corp.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Correvio Pharma Corp. as at March 31, 2018, and the results of its operations for the period from incorporation of March 7, 2018 to March 31, 2018 in accordance with U.S. generally accepted accounting principles.

Chartered Professional Accountants

Vancouver, Canada

April 5, 2018

G-4

CORREVIO PHARMA CORP.

Balance Sheet

(In U.S. dollars)

March 31,
2018

Assets

Current assets:
Cash and cash equivalents	$1
Total Assets	$1

Liabilities and Stockholder’s Equity

Stockholder’s equity:
Common stock, without par value; unlimited shares authorized; Issued and outstanding: 1 share	$1
Total Liabilities and Stockholder’s Equity	$1

Subsequent events (note 3)

See accompanying notes to the financial statements.

G-5

CORREVIO PHARMA CORP.

Statement of Stockholder’s Equity

For the interim period from Incorporation on March 7, 2018 to March 31, 2018

(In U.S. dollars)

	Number of common shares	Common shares	Total stockholder’s equity
Balance at March 7, 2018	-	$-	$-
Net income	-	-	-
Issuance of common stock on incorporation	1	1	1
Balance at March 31, 2018	1	$1	$1

See accompanying notes to the financial statements.

G-6

CORREVIO PHARMA CORP.
Notes to the Financial Statements
(In U.S. dollars except share amounts and where otherwise indicated)

As at March 31, 2018 and for the period from Incorporation on March 7, 2018 to March 31, 2018

1.	Basis of presentation:

Correvio Pharma Corp. (the “Company”) was incorporated on March 7, 2018 under the laws of the Canada Business Corporations Act as part of a plan of arrangement to reorganize Cardiome Pharma Corp. (“Cardiome”). The Company’s head office is located at 1441 Creekside Drive, Vancouver, BC, V4S 4J7. The Company is a wholly owned subsidiary of Cardiome that was incorporated on March 7, 2018 when Cardiome purchased a single share of the Company.

On March 19, 2018, Cardiome entered into a definitive arrangement agreement (the “Arrangement”) with Cipher Pharmaceuticals Inc. (“Cipher) Under the terms of the agreement, Cipher will acquire the Canadian business portfolio of Cardiome for upfront cash consideration of C$25,500, subject to shareholder approval. As a result of the Arrangement, the Company will acquire and hold all of Cardiome’s pre-transaction assets and assumed liabilities, excluding the Canadian business portfolio being acquired by Cipher. Pursuant to the Arrangement, Cardiome shareholders will receive common shares, on a one-for-one ratio, of the Company. The Company will apply for a substitution listing on the Nasdaq and TSX.

Since the date of incorporation, there have been no activities in the Company. As a result, the financial statements do not include a statement of operations or cash flows.

The Company has evaluated subsequent events up to April 5, 2018.

2.	Summary of significant accounting policies:

These financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and are presented in U.S. dollars. The following is a summary of significant accounting policies used in the preparation of these condensed interim financial statements:

(a)	Cash and cash equivalents:

Cash and cash equivalents include cash and short-term deposits with original maturities of 90 days or less. Short-term deposits are valued at amortized cost. The carrying amounts approximate fair value due to the short-term maturities of these instruments.

3.	Subsequent events:

The Company has evaluated subsequent events from the balance sheet date through April 5, 2018, the date at which the financial statements were available to be issued. The Company has determined that there are no other events to disclose.

G-7

APPENDIX “H”

PRO FORMA FINANCIAL STATEMENTS OF NEW CORREVIO

See attached.

H-1

CORREVIO PHARMA CORP.

Pro Forma Financial Statements

December 31, 2017

(unaudited)

H-2

CORREVIO PHARMA CORP.

Pro Forma Balance Sheet

As at December 31, 2017

(Unaudited)

(In thousands of U.S. dollars, except share amounts)

	Correvio Phama Corp.	Successor to Cardiome Pharma Corp.	Pro Forma Note	Pro Forma Adjustments	Pro Forma Balance

Assets

Current assets:
Cash and cash equivalents	$-	$22,081	4(a)	19,763	$41,515
			4(c)	(329)
Restricted cash	-	2,100		-	2,100
Accounts receivable, net of allowance for doubtful accounts of $125	-	6,383		-	6,383
Inventories	-	6,335		-	6,335
Prepaid expenses and other assets	-	961		-	961
	-	37,860		19,434	57,294
Property and equipment	-	416		-	416
Intangible assets	-	26,372		-	26,372
Goodwill	-	309		-	309
Deferred income tax assets	-	320		-	320
	$-	$65,277		$19,434	$84,711

Liabilities and Stockholder’s Equity

Current liabilities:
Accounts payable and accrued liabilities	$-	$7,702	4(b)	$770	$8,472
Current portion of deferred revenue	-	207		-	207
	-	7,909		770	8,679

Long-term debt, net of unamortized debt issuance costs and discount	-	40,000		-	40,000
Deferred revenue	-	2,502		-	2,502
Other long-term liabilities	-	212		-	212
	-	50,623		770	51,393

Stockholder’s equity:
Common stock (net parent investment)	-	14,654	4(c)	(329)	33,318
			4(a)	19,763
			4(b)	(770)
	$-	$65,277		$19,434	$84,711

See accompanying notes to the pro forma financial statements.

H-3

CORREVIO PHARMA CORP.

Pro Forma Statement of Operations

For the year ended December 31, 2017

(Unaudited)

(In thousands of U.S. dollars, except share and per share amounts)

		Successor to	Pro
	Correvio	Cardiome Pharma	Forma	Pro Forma	Pro Forma
	Pharma Corp.	Corp.	Note	Adjustments	Balance

Revenue:

Product and royalty revenues	$-	$23,686		-	$23,686
Licensing and other fees	-	197		-	197
	-	23,883		-	23,883
Cost of goods sold	-	6,621		-	6,621
Gross margin	-	17,262		-	17,262
Expenses:
Selling, general and administration	-	36,017		-	36,017
Amortization	-	3,322		-	3,322
	-	39,339		-	39,339
Operating loss	-	(22,077)		-	(22,077)

Other expense:
Other expense on modification of long-term debt	-	1,451		-	1,451
Interest expense	-	5,695		-	5,695
Other expense	-	511		-	511
Foreign exchange gain	-	(1,188)		-	(1,188)
	-	6,469		-	6,469
Loss before income taxes	-	(28,546)		-	(28,546)
Income tax expense	-	363		-	363
Net loss	$-	$(28,909)		-	$(28,909)
Loss per common share (note 4(d))
Basic and diluted	$0.00			$0.00	$(0.83)
Weighted average common shares outstanding (note 4(d))

Basic and diluted	1		4(d)	34,868,961	34,868,962

See accompanying notes to the pro forma financial statements.

H-4

CORREVIO PHARMA CORP.

Notes to Pro Forma Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Unaudited – prepared by management)

As at and for the year ended December 31, 2017

1.	Plan of arrangement:

These unaudited pro forma financial statements have been prepared for the purposes of inclusion in the Information Circular of Correvio Pharma Corp. dated April 5, 2018.

On March 19, 2018, Cardiome Pharma Corp. (“Cardiome”) entered into a definitive arrangement agreement (the “Arrangement Agreement”) with Cipher Pharmaceuticals Inc. (“Cipher”) and Correvio Pharma Corp. (“Correvio”), a newly formed Canadian subsidiary of Cardiome, pursuant to which Cipher will acquire the Canadian business portfolio of Cardiome (the “Canadian Business”), subject to shareholder approval, by way of a court approved plan of arrangement under the Canada Business Corporations Act (the “Arrangement”).

Under the Arrangement, Cipher will acquire all of the issued and outstanding shares of Cardiome following a restructuring of Cardiome, and Cardiome shareholders will receive common shares, on a one-for-one ratio, of Correvio, which will acquire and hold all of Cardiome’s pre-transaction assets, excluding the assets, liabilities, revenues, expenses and cash flows of the portfolio of Cardiome’s Canadian business activities (the “Canadian Business”) being acquired by Cipher under the Arrangement.

Pursuant to the Arrangement, among other steps and procedures, the following transactions will occur:

•	All of the outstanding common shares of Cardiome will be assigned and transferred to Correvio in exchange for common shares of Correvio. Following the completion of the share exchange, each former shareholder of Cardiome will hold the same pro rata interest in Correvio as it held in Cardiome immediately prior to such share exchange.

•	All of the assets and liabilities of Cardiome, other than the Canadian Business to be acquired by Cipher, will be transferred to and assumed by Correvio.

•	Cipher will subsequently acquire all of the outstanding common shares of Cardiome which will then be 100% owned by Correvio and hold only the Canadian Business, for cash consideration of C$25.5 million.

The implementation of the Arrangement will be subject to the approval of at least 66 ⅔% of the votes cast by holders of Cardiome common shares at a special meeting of Cardiome shareholders. The Arrangement is also subject to the receipt of certain regulatory, court and stock exchange approvals and certain other closing conditions customary in transactions of this nature.

H-5

CORREVIO PHARMA CORP.
Notes to Pro Forma Financial Statements
(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)
(Unaudited – prepared by management)
As at and for the year ended December 31, 2017

2.	Basis of presentation:

The accompanying unaudited pro forma financial statements have been prepared in connection with the proposed Arrangement Agreement. The unaudited pro forma financial statements have been prepared by management and are based on the respective historical audited financial statements of the Successor to Cardiome Pharma Corp. financial statements for the year ended December 31, 2017 and this historical audited financial statements of Correvio Pharma Corp. for the period from incorporation on March 7, 2018 to March 31, 2018. The unaudited pro forma balance sheet gives effect to the Arrangement Agreement as if the Arrangement Agreement had occurred on December 31, 2017 and the unaudited pro forma statement of operations gives effect to the Arrangement Agreement as if the Arrangement Agreement had occurred on January 1, 2017.

These unaudited pro forma financial statements are provided for illustrative purposes only, and do not purport to represent the financial position or results of operations that would have resulted had the Arrangement Agreement actually occurred on the dates. Further, these pro forma financial statements are not necessarily indicative of the future financial position or results of operations of Correvio as a result of the Arrangement Agreement. These unaudited pro forma financial statements should be read in conjunction with the audited combined carve-out financial statements of Successor to Cardiome Pharma Corp. for the years ended December 31, 2017, 2016 and 2015 and the audited financial statements of Correvio Pharma Corp. for the period from incorporation on March 7, 2018 to March 31, 2018, all of which are contained in this information circular.

3.	Summary of significant accounting policies:

The accounting policies used in the preparation of these unaudited pro forma financial statements are those as set out in Successor to Cardiome Pharma Corp.’s audited combined carve-out financial statements for the years ended December 31, 2017, 2016 and 2015.

4.	Pro Forma adjustments:

a)	Cipher payments

The Cipher acquisition payment as included in the Arrangement amounts to CAD $25.5 million (USD $19.763 million at the April 2, 2018 exchange rate).

b)	Cipher transaction costs

The adjustments reflects Cardiome’s best estimate of $770 for the transaction, legal, valuation and accounting costs related to the Arrangement.

c)	RSU vesting

The adjustment reflects the required cash payment associated with 149,615 Restricted Share Units for which vesting is accelerated and the units become payable in cash upon closing of the Arrangement. The cash payment was calculated based on the closing share price of $2.20 on April 2, 2018.

H-6

CORREVIO PHARMA CORP.
Notes to Pro Forma Financial Statements
(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)
(Unaudited – prepared by management)
As at and for the year ended December 31, 2017

4.	Pro Forma adjustments (continued):

d)	Share and per share adjustments

Under the terms of the Arrangement Agreement, each previous share of Cardiome Pharma Corp. is being exchanged for a share of Correvio Pharma Corp. and the one outstanding share of Correvio Pharma Corp. is being cancelled. At April 2, 2018, Cardiome Pharma Corp. had 34,868,962 common shares outstanding. These shares have been assumed to have been outstanding since January 1, 2017 for the purpose of calculating the pro forma loss per share.

H-7

APPENDIX “I”

SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT

Right to dissent

190 (1) Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b)	amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c)	amalgamate otherwise than under section 184;

(d)	be continued under section 188;

(e)	sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f)	carry out a going-private transaction or a squeeze-out transaction.

Further right

(2) A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

If one class of shares

(2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares.

Payment for shares

(3) In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

No partial dissent

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection

(5) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

Notice of resolution

(6) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

Demand for payment

(7) A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a)	the shareholder’s name and address;

I-1

the number and class of shares in respect of which the shareholder dissents; and

(b)	a demand for payment of the fair value of such shares.

Share certificate

(8) A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

Forfeiture

(9) A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

Endorsing certificate

(10) A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

Suspension of rights

(11)       On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a)	the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b)	the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c)	the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.

Offer to pay

(12) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a)	a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b)	if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Same terms

(13) Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

Payment

(14) Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

Company may apply to court

(15) Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

I-2

Shareholder application to court

(16) If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

Venue

(17) An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

No security for costs

(18) A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

Parties

(19) On an application to a court under subsection (15) or (16),

(a)	all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b)	the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

Powers of court

(20) On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

Appraisers

(21) A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order

(22) The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

Interest

(23) A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Notice that subsection (26) applies

(24) If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Effect where subsection (26) applies

(25) If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a)	withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

I-3

(b)	retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Limitation

(26) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b)	the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

I-4

APPENDIX “J”

STATEMENT OF EXECUTIVE COMPENSATION

Composition and Mandate of the Compensation Committee

The Compensation Committee of the Cardiome Board consists of Dr. Richard M. Glickman (Chair), Dr. Mark H. Corrigan and Mr. Arthur H. Willms. The Compensation Committee was most recently formed in June 2014 when the Governance, Nominating and Compensation Committee (“GNC Committee”) was separated into the Corporate Governance and Nomination Committee and the Compensation Committee.

Dr. Glickman was appointed to the Compensation Committee on June 21, 2016 and continues to serve as the Chair of the Compensation Committee. Dr. Corrigan and Mr. Willms were appointed to the Compensation Committee on June 22, 2015.

All members of the Compensation Committee are independent directors. The Compensation Committee is charged, on behalf of the Cardiome Board, amongst other matters, to develop, review and approve compensation policies and practices applicable to executive officers, including determining the benchmarks, criteria and performance metrics upon which executive compensation such as base salary, annual bonuses, equity compensation and other benefits are based. The Compensation Committee also has the mandate to annually review the Company’s compensation policies and practices to consider whether they are aligned with the Company’s risk management principles and whether they might, or are reasonably likely to, encourage executives and other employees to take inappropriate or excessive risks and whether any of the Company’s compensation policies or practices might present or could give rise to material risks to the Company, or otherwise affect the risks faced by the Company and management of those risks.

All members of the Compensation Committee have direct experience that is relevant to their responsibilities in executive compensation, as set out below:

•	Dr. Richard M. Glickman, the Chair of the Compensation Committee, currently serves as the Chief Executive Officer and Chairman of the Board for Aurinia Pharmaceuticals. He previously was co-founder, Chairman and Chief Executive Officer of Aspreva Pharmaceuticals, or Aspreva. Prior to establishing Aspreva, Dr. Glickman was the co-founder and Chief Executive Officer of StressGen Biotechnologies Corporation. Dr. Glickman sits on a variety of private and public boards and has served on numerous compensation committees. Dr. Glickman has participated in the design, establishment and implementation of executive compensation and benefit programs and also participated in, and overseen, the design, establishment and implementation of compensation and benefit programs for non-executive employees. In Dr. Glickman’s executive leadership roles, the Vice-President of Human Resources reported to him. He also has direct experience in performance management of executive, senior level and rank-and-file employees in small and larger organizations. In his role as a manager and motivator of people, he has experience in establishing, monitoring and evaluating strategic and annual personnel and group performance objectives.

•	Dr. Mark H. Corrigan was formerly the Chief Executive Officer of Zalicus Inc., prior to its merger with Epirus Biopharmaceuticals Inc. In prior executive roles, Dr. Corrigan participated in the design, establishment and implementation of executive compensation and benefit programs and also participated in, and oversaw, the design, establishment and implementation of compensation and benefit programs for non-executive employees. In Dr. Corrigan’s executive leadership roles, he has had direct experience in performance management of executive, senior level and rank and file employees in small and larger organizations. In his role as a manager and motivator of people, he has experience in establishing, monitoring and evaluating strategic and annual personnel and group performance objectives. Dr. Corrigan is also the Chair of the Company’s Corporate Governance and Nomination Committee.

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•	Arthur H. Willms was the President and Chief Operating Officer of Westcoast Energy Inc. In prior executive roles, Mr. Willms participated in the design, establishment and implementation of executive compensation and benefit programs and also participated in, and oversaw, the design, establishment and implementation of compensation and benefit programs for non-executive employees. In Mr. Willms’ executive leadership roles, he has had direct experience in performance management of executive, senior level and rank and file employees in small and larger organizations. In his role as a manager and motivator of people, he has experience in establishing, monitoring and evaluating strategic and annual personnel and group performance objectives. Mr. Willms is also the Chair of the Company’s Audit Committee.

Compensation Discussion and Analysis

Compensation Program and Strategy

The success of the Company depends on the talent and efforts of its employees and the leadership and performance of its executives. The Company believes that it is in the Cardiome Shareholders’ interest that the compensation program is structured in a manner that makes the attraction, retention and motivation of the highest quality employees a reality.

The Compensation Committee is charged, on behalf of the Cardiome Board, to develop, review and approve compensation policies and practices applicable to executive officers, including determining the benchmarks, criteria and performance metrics upon which executive compensation such as base salary, annual cash incentive, equity compensation and other benefits are based. As described below, the Compensation Committee approves the compensation of each of our Named Executive Officers (“NEOs”). In 2017, our NEOs were:

1.	Dr. William Hunter, President and Chief Executive Officer
2.	Mr. Justin Renz, Chief Financial Officer
3.	Ms. Jennifer Archibald, Chief Financial Officer(1)
4.	Ms. Sheila Grant, Chief Operating Officer
5.	Mr. Hugues Sachot, Chief Commercial Officer(2)
6.	Mr. David McMasters, Corporate General Counsel

Notes:

(1)	Ms. Archibald was Chief Financial Officer from September 20, 2012 to May 15, 2017, at which time she was appointed Chief Business Operations Officer. On May 15, 2017, Justin Renz assumed the position of Chief Financial Officer, replacing Ms. Archibald. Ms. Archibald resigned on October 31, 2017.
(2)	Mr. Sachot was Senior Vice President, Sales from June 22, 2015 to May 15, 2017, at which time he was appointed Chief Commercial Officer.

The Company’s executive compensation program and strategy is designed to (i) be competitive in order to help attract and retain the talent needed to lead and grow the Company’s business, (ii) provide a strong incentive for executives and key employees to work toward achievement of the Company’s goals and strategic objectives, and (iii) ensure that the interests of management and Cardiome Shareholders are aligned. To further these objectives, the Compensation Committee designs pay and performance systems that reflect the level of job responsibility, and incumbent specific considerations while aligning the Company’s compensation programs with those of similarly complex specialty pharmaceutical, and biotechnology companies. It also aligns pay-for-performance-based compensation programs to the achievement of objectives that will drive future success and enhance shareholder value by linking a significant portion of executive annual awards to overall corporate performance and attainment of specific value enhancing goals.

The Company’s compensation program and strategy for its executive officers consists primarily of three main elements: base salary; an annual cash incentive; and equity-based compensation, currently consisting of grants of Cardiome Options and Cardiome RSUs or Cardiome PSUs for executive officers residing in France.

Base salary is intended to provide a base compensation that reflects the executive’s experience and responsibilities and which is competitive with salaries of executives with similar responsibilities and experience at comparable companies, particularly pharmaceutical and biotechnology companies. Base salary provides regular compensation for assuming the responsibilities of the position and is paid in cash.

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Annual cash incentives and equity-based compensation are intended to provide a greater incentive for executives to work toward achievement of the Company’s goals and strategic objectives, reward the achievement of short-term and long-term goals and objectives of the Company, and better align the compensation of the Chief Executive Officer, other executives and key employees with the long-term interests of Cardiome Shareholders. They are awarded annually on a discretionary basis by the Cardiome Board, based on the recommendations of and subjective assessment by the Compensation Committee, regarding the Company’s success in creating shareholder value, and the achievement by the Company and the executives of various objectives. The short-term incentive portion of compensation, payable in cash, is determined following the end of each financial year and is designed to motivate and reward executives for the achievement of the Company’s short-term goals and objectives. The Company’s equity-based compensation, currently payable by the grant of Cardiome Options and Cardiome RSUs, is awarded on a prospective, going-forward basis, to motivate and reward executives for the achievement of long-term performance of the Company and to retain key employees, rather than as compensation for performance in the prior year. In general, past discretionary awards of Cardiome Options are taken into account when making discretionary awards of Cardiome Options or Cardiome RSUs in subsequent years. In addition, such awards may be made in situations where the Compensation Committee determines the executive compensation for certain executives and other personnel, including equity-based compensation, is low compared to comparable companies and that equity- based compensation for certain executives and other employees should be increased, in order to assist the Company to retain and attract key executive talent, and to further align the compensation of the executive officers and other key employees with the long-term interests of Cardiome Shareholders. The Cardiome Stock Option Plan is described in more detail below. The Company does not have a formal policy for allocating between long-term and currently paid compensation or for allocating between cash and non-cash compensation or among different forms of compensation. The Compensation Committee responds to current circumstances when determining the pay mix each year.

Role of Executive Officers in Compensation Decisions

The Compensation Committee assesses the performance of the Chief Executive Officer and makes recommendations to the Cardiome Board, and the Cardiome Board makes all decisions regarding his or her compensation. The Compensation Committee consults with and receives input and recommendations from the Chief Executive Officer regarding the performance, assessment and compensation of the other executive officers, and makes recommendations to the Cardiome Board for approval regarding the compensation of such executives. Although the Compensation Committee generally considers recommendations of the Chief Executive Officer, decisions are made by the Compensation Committee and the Cardiome Board and may reflect factors and consideration other than information and recommendations provided by the Chief Executive Officer.

Setting Executive Compensation

Performance goals are typically determined early in the year for each executive officer, and relate to matters which assist and help facilitate the Company’s overall strategic goals and objectives. These performance goals are assessed by the Compensation Committee and can be altered at the discretion of the Compensation Committee, if appropriate, due to changes in business factors or conditions.

In general, the Company annually determines the corporate objectives for each year during the first quarter of the fiscal year. Following the end of the year, the Compensation Committee assesses such objectives and, based on such assessment, the Compensation Committee determines an aggregate incentive value for each executive officer. The Compensation Committee then recommends to the Cardiome Board discretionary awards of annual cash incentive bonuses, discretionary grants of Cardiome Options under the Cardiome Stock Option Plan and discretionary grants of Cardiome RSUs under the Cardiome RSU Plan for the Chief Executive Officer and other executive officers of the Company.

The awarding of annual cash incentives and equity-based compensation is subject to the discretion of the Compensation Committee and the Cardiome Board, exercised annually, as more fully described herein, and is at risk and not subject to any minimum amount. Furthermore, if the Compensation Committee determines that the compensation of the Company for certain executives and other personnel, including equity-based compensation, is low compared to comparable companies, the Compensation Committee may determine to award equity-based compensation to assist the Company in retaining and attracting key executive talent and to further align the compensation of the executive officers and other key employees with long-term interests of Cardiome Shareholders.

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The Compensation Committee and the Cardiome Board may also, in their discretion, adjust weighting to objectives for the Chief Executive Officer or other executives, and, in their discretion, determine to award a higher or lower annual incentive value to one or more executive officers than achievement of applicable corporate objectives might otherwise suggest, based on their assessment of the challenges and factors that might have impacted the ability to achieve the objective or attain the highest assessment ranking, or other factors such as rewarding individual performance or recognizing the ability (or inability) of the Company to achieve its goals and strategic objectives and create shareholder value. Factors that the Compensation Committee and Cardiome Board may consider, among other things, in exercising such discretion, include risk management and regulatory compliance, performance of executive officers in managing risk and whether payment of the incentive compensation might present or could give rise to material risks to the Company or otherwise affect the risks faced by the Company, and management of those risks.

As part of its review of management compensation and incentive programs, the Compensation Committee periodically retains external independent consultants to review and provide benchmark data of a comparator group of publicly listed companies. Such comparator groups usually include Canadian and U.S. companies in the biotechnology and pharmaceutical industries with a market capitalization in the range of approximately ½ to 2 times the Company’s market capitalization that represent companies within the same industry and of a similar size, geographic reach, ownership structure, complexity and business characteristics as the Company so as to be appropriate for purposes of benchmarking executive compensation and assessing whether the Company’s executive compensation is competitive, in the interest of attracting and retaining key executives. In assessing the general competitiveness of the compensation of the Company’s Chief Executive Officer, Chief Financial Officer and the Company’s three other most highly compensated NEOs, the Compensation Committee considers base salary, total cash compensation and total direct compensation (including the value of long-term incentives) relative to a comparator group.

In 2014, the Compensation Committee engaged Mercer, a Marsh & McLennan company, to assist in a comprehensive benchmarking analysis on the total direct compensation (base salary, annual short- and long-term incentives) for the NEOs. The Compensation Committee considered the advice from Mercer, where appropriate, but also performed its own assessment of competitive compensation requirements to establish the total direct compensation for the NEOs for 2016. In 2017, the Compensation Committee again engaged Mercer to assist in a benchmarking analysis of total direct compensation and will consider the results in future compensation assessments. It is likely that the Company’s executive compensation strategy, programs and arrangements for executives and non-management directors will continue to evolve and be revised in the future as a result of further periodic reviews and assessments by the Compensation Committee and changes in circumstances of the Company.

Executive Compensation-Related Fees

In addition to the consulting services provided by Mercer, management may in certain years purchase Mercer’s annual compensation survey for use in assisting in the compensation review of non-executive officers. The Compensation Committee mandate requires that the Compensation Committee must pre-approve other services Mercer or any of its affiliates, or other compensation consultants that may be retained by the Compensation Committee, provide to the Company at the request of management. Mercer was first retained to provide compensation services to the Company or the Compensation Committee in 2007. The Compensation Committee understands that Mercer has established safeguards to maintain the independence of its executive compensation consultants which include compensation protocols, internal reporting relationships and formal policies to prevent potential conflicts of interest. Fees billed by Mercer, or any of its affiliates, for services relating to director and executive compensation provided by Mercer in 2017 were $32,887 (2016 - nil).

In addition to advice obtained from compensation consultants, the Compensation Committee undertakes its own assessment of the competitiveness of the Company’s compensation and incentive programs, based on information obtained from such consultants and other information that may be available to the Compensation Committee. Decisions as to compensation are made by the Compensation Committee and the Cardiome Board and may reflect factors and considerations other than the information and, if applicable, recommendations provided by compensation consultants.

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2017 Executive Compensation Elements

For the year ended December 31, 2017, the principal components of compensation for the Company’s NEOs were: base salary, annual cash incentive bonus program and equity-based incentive program.

In general, the Company targets to achieve competitive compensation based on a comparator group. Individual elements comprise base salary, total cash compensation (base salary plus short-term incentive pay), and total direct compensation (total cash compensation plus long-term incentive awards). The elements of compensation are targeted to be approximately at the 50th percentile of the comparator group when applicable, in the discretion of the Compensation Committee. However, the Compensation Committee exercises discretion in adjusting individual components of compensation with a goal of total direct compensation approximating the 50th percentile of the comparator group.

Base Salary

The base salary levels for the NEOs are based on the executive’s overall experience and responsibilities and are reviewed annually. The salaries are determined after considering the salary levels of other executives with similar responsibilities and experience and comparing salary levels of comparable executives at comparable companies, with particular emphasis on pharmaceutical and biotechnology companies. The salaries of the NEOs, other than the Chief Executive Officer, are determined primarily on the basis of the Compensation Committee’s review of the Chief Executive Officer’s assessment of each executive officer’s performance during the prior year. The salaries for the NEOs are approved by the Cardiome Board based on the recommendation of the Compensation Committee, together with recommendations from the Chief Executive Officer. External sources and advisors are consulted from time to time when the Compensation Committee considers it necessary or desirable.

Annual Cash Incentive Bonus Program

The annual cash incentive bonus program generally provides a performance-based cash incentive to NEOs. The program awards for individual performance that leads to the achievement of annual corporate objectives.

The executive officers, in the discretion of the Compensation Committee and the Cardiome Board, are entitled to receive a target annual cash incentive bonus value, which is expressed as a percentage of base salary. The annual cash incentive bonus value for each of the NEOs varies, and ranges between 40% to 100% of base salary. However, the actual annual cash incentive bonus that each NEO receives can be higher or lower than the target value based on the formula for determining the amount of actual annual cash incentive bonus that each NEO may be entitled to under the program, and which may be subject to, and in the discretion of the Compensation Committee and the Cardiome Board, further adjustments.

The formula for determining the amount of annual cash incentive bonus value that each NEO may be entitled to receive was generally as follows:

Base Salary	x	Bonus Target %	x	Corporate Performancex	Individual Performance
				Result	Result

At the beginning of 2017, key corporate objectives were set by the Cardiome Board to represent a broad range of activities that span the Company’s global business. The 2017 corporate objectives were as set out on the table below. In determining the corporate performance result, the corporate objectives are weighted to reflect the relative priority, importance and impact of each objective on the Company’s success. Objectives are set with targets that represent significant “stretch” goals for the organization.

After the year-end results are compiled, performance relative to the corporate objectives is measured to determine a corporate performance result. The Cardiome Board gives consideration to how challenging each goal was and considers other business, commercial and organizational factors that may have impacted achievement of the goals in arriving at its final assessment of the corporate performance result.

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The individual performance result is based on each NEO’s achievement of his functional and individual goals (set at the beginning of each year) and demonstrated leadership competencies as assessed by the Chief Executive Officer and Compensation Committee. The CEO’s individual goals are generally the same as the corporate objectives. The other NEOs functional and individual goals contain a spectrum of commercial, financial, technical, scientific and special project goals specific to the NEO’s area of responsibility. The Compensation Committee and CEO do not use quantitative targets and formulas to assess individual executive performance. The Compensation Committee determines the individual performance result of the Chief Executive Officer and approves the recommendations made by the Chief Executive Officer for the individual performance result of the other NEOs.

The amount determined pursuant to the formula was intended to be guidance for the Compensation Committee’s consideration. The Compensation Committee may, in its discretion, determine that an annual incentive value in the amounts determined pursuant to the formula, lesser or greater amounts, or no annual incentive amount at all, will be awarded.

For 2017, the objectives and relative achievements of those objectives were:

Area	Goal	Corporate Performance Result
Commercial	Revenue targets	Not achieved
Operations	Regulatory filing/approval targets	Achieved
Finance	Cash management targets	Partially achieved
Business development	Product additions targets	Achieved
IR / HR	Company brand building targets	Over achieved

The 2017 corporate performance result was determined by the Compensation Committee after reviewing the results for each 2017 objective. The Compensation Committee determined that a 60% score appropriately reflected the Company’s overall corporate performance result against its targeted achievement level.

For 2017, the Compensation Committee awarded the NEOs an incentive bonus of between 30% and 80% of their individual bonus targets based on personal performance.

The NEOs received cash incentive bonuses for 2017 in the amounts set out in the following table.

Summary Of Executive Cash Incentive Bonuses For 2017 Fiscal Year

Employee	Base Salary(1)		Cash Bonus
William Hunter	$669,500		$200,000
Justin Renz(2)	$512,947	(3)	$103,239	(3)
Jennifer Archibald(4)	$340,000		-
Sheila Grant	$310,000		$93,000
Hugues Sachot	$461,381	(5)	$73,235	(5)
David McMasters	$409,059	(3)	$98,044	(3)
Total	$2,702,887		$567,518

Notes:

(1)	Reflects annual base salaries in effect in 2017. All dollar amounts are reflected in Canadian dollars.
(2)	Mr. Renz was appointed Chief Financial Officer on May 16, 2017.
(3)	The exchange rate used for conversion of U.S. dollars into Canadian dollars was U.S.$1.00 = Cdn. $1.2986, being the annual average of the Bank of Canada rates for 2017.
(4)	Ms. Archibald was Chief Financial Officer from September 20, 2012 to May 15, 2017, at which time she was appointed Chief Business Operations Officer. On May 15, 2017, Justin Renz assumed the position of Chief Financial Officer, replacing Ms. Archibald. Ms. Archibald resigned on October 31, 2017.
(5)	The exchange rate used for conversion of EURO into Canadian dollars was EUR 1.00 = Cdn $1.4647, being the annual average of the European Central Bank rates for 2017.

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The Compensation Committee determined, and the Cardiome Board accepted and approved, a cash incentive bonus pool in the amount of $596,762 in respect of 2017 that may be paid to the Company’s non-executive employees at the discretion of the Chief Executive Officer. The Company has a discretionary bonus plan for non-executive employees. The non-executive employees, in the discretion of the Compensation Committee and the Cardiome Board, are entitled to receive a target annual cash incentive bonus value, which is expressed as a percentage of base salary. The annual cash incentive bonus value is based upon the achievement of corporate objectives approved by the Cardiome Board and the individual performance of each non-executive employee. The Compensation Committee may, in its discretion, determine that an annual incentive value in the amounts determined pursuant to the formula, lesser or greater amounts, or no annual incentive amount at all, will be awarded.

Equity-Based Incentives

The Cardiome Board and the Compensation Committee believe that in order to (i) assist the Company in attracting and retaining management and key employees and non-management directors and providing such employees and directors with incentive to continue in the service of the Company, (ii) create a greater commonality of interests between such employees and directors and the shareholders of the Company through incentive compensation based on the value of the Company’s Common Shares and (iii) where appropriate, provide such employees and directors an incentive to create or realize value for shareholders of the Company through potential partnership opportunities, licensing transactions or alternative strategies, the compensation of executive officers, other key employees and non- management directors should include equity-based compensation that is at least competitive with peer companies, including the comparator group. The Company’s equity-based compensation currently is made in the form of Cardiome Options granted under the Cardiome Stock Option Plan and Cardiome RSUs granted under the Cardiome RSU Plan.

The Company does not have share ownership guidelines or share retention requirements for directors or executive officers. The Company does not have a policy which prohibits executive officers or directors purchasing financial instruments for the purpose of hedging or offsetting a decrease in market value of the Company’s equity securities. None of the NEOs or directors purchased any such instruments during the most recently completed financial year or hold any such instruments.

The Compensation Committee and the Cardiome Board remain committed to the motivation and reward of executives for the long-term performance of the Company and the retention of key employees of the Company and will continue to seek ways to assure the alignment of the Company’s compensation program and strategy with shareholder interests.

Cardiome Stock Option Plan

The Cardiome Stock Option Plan was approved by shareholders of the Company in May 2001 and was subsequently amended in May 2002, May 2004, June 2006, September 2007, May 2010, June 2013, June 2014 and June 2017. Under the Cardiome Stock Option Plan, the Cardiome Board may, in its discretion, grant Cardiome Options to purchase Cardiome Shares to directors, officers, employees, contractors and consultants of the Company or any of its subsidiaries. In addition, the Chief Executive Officer, provided he or she at such time is a director of the Company, may in his or her discretion, subject to certain limitations and periodic review of the Compensation Committee, grant Cardiome Options to employees of the Company or any of its subsidiaries. The exercise price of Cardiome Options granted under the Cardiome Stock Option Plan is established at the time of grant and must be not less than the closing price of the Cardiome Shares on the TSX immediately preceding the date of the grant. Cardiome Options granted prior to July 27, 2007 must be exercised no later than six years after the date of the grant and Cardiome Options granted after July 27, 2007 must be exercised no later than five years after the date of grant, provided that the expiry date of any Cardiome Option that expires during a trading blackout shall be extended to the tenth business day after the end of such blackout period. The vesting terms of Cardiome Options are established at the time of grant. For a more complete description of the Cardiome Stock Option Plan, please see “Securities Authorized for Issuance Under Equity Compensation Plans – Summary of Cardiome Stock Option Plan” in this Appendix.

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Authorized for Issuance Under Equity Compensation Plans – Summary of Cardiome Stock Option Plan” in this Appendix.

As described above, the Company makes annual grants of Cardiome Options under the Cardiome Stock Option Plan on a prospective, going-forward basis. The Cardiome Options granted to executive officers and other key employees are typically granted by the Cardiome Board, based on the recommendations of the Compensation Committee. In addition, grants of Cardiome Options are also made to non-management directors. In determining whether or not to make option grants, the Cardiome Board, the Compensation Committee and the Chief Executive Officer take into account previous and other awards of equity-based compensation to the grantees and others. In granting Cardiome Options both to executive officers and other employees, as well as non-management directors, the Cardiome Board, based on the recommendations of the Compensation Committee, determines the value that the Cardiome Board wishes to grant as equity-based compensation and then determines the number of the Cardiome Options to be granted based on the estimated fair value of the Cardiome Options. The fair value of the Cardiome Options is calculated based on a standard Black-Scholes-Merton model, which the Compensation Committee and the Cardiome Board conclude produces a meaningful and reasonable estimate of fair value.

The number of Cardiome Options granted to the NEOs in 2017 was as follows:

William Hunter	400,000
Justin Renz	275,000
Jennifer Archibald(1)	125,000
Sheila Grant	125,000
Hugues Sachot	-
David McMasters	125,000

Notes:

(1)	Ms. Archibald was Chief Financial Officer from September 20, 2012 to May 15, 2017, at which time she was appointed Chief Business Operations Officer. On May 15, 2017, Justin Renz assumed the position of Chief Financial Officer, replacing Ms. Archibald. Ms. Archibald resigned on October 31, 2017.

The Company’s annual burn rate under the Cardiome Stock Option Plan was 2.1% in 2015, 2.4% in 2016, and 3.7% in 2017. The burn rate is calculated by dividing the number of Cardiome Options granted under the Cardiome Stock Option Plan during the year by the weighted average number of Cardiome Shares outstanding for the year.

Cardiome RSU Plan and Cardiome PSU Plan

The Cardiome RSU Plan was approved by shareholders of the Company on May 9, 2014 and was subsequently amended in June 2017. Pursuant to the Cardiome RSU Plan, the Cardiome Board may, in its discretion, award Cardiome RSUs to directors, employees and eligible consultants of the Company or any of its subsidiaries. Each Cardiome RSU awarded conditionally entitles the participant to receive one Cardiome Share (or the cash equivalent) upon attainment of the Cardiome RSU vesting criteria.

The Cardiome RSU Plan was established to assist the Company in the recruitment and retention of highly qualified employees and consultants by providing a means to reward superior performance, to motivate participants under the Cardiome RSU Plan to achieve important corporate and personal objectives and, through the issuance of share units to participants under the plan, to better align the interests of participants with the long-term interests of shareholders.

The Company’s annual burn rate under the Cardiome RSU Plan was 0.5% in 2015, 0.2% in 2016, and 0.2% in 2017. The burn rate is calculated by dividing the number of Cardiome RSU’s granted under the Cardiome RSU Plan during the year by the weighted average number of Cardiome Shares outstanding for the year.

The Cardiome PSU Plan was established to assist the Company in the recruitment and retention of highly qualified employees and consultants by providing a means to reward superior performance, to motivate participants under the Cardiome PSU Plan to achieve important corporate and personal objectives and, through the issuance of Cardiome PSUs to participants under the Cardiome PSU Plan, to better align the interests of participants with the long-term interests of shareholders. Only employees and consultants that are not eligible for Cardiome RSUs in their local jurisdiction are eligible under the Cardiome PSU Plan. No Cardiome PSUs shall be paid out or settled by the issuance or provision of shares or any other securities of the Company. Each Cardiome PSU awarded conditionally entitles the participant to receive the cash equivalent of the closing market value of the units upon the attainment of the Cardiome PSU vesting criteria.

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Cardiome RSUs were not granted to NEOs in 2017. The number of Cardiome PSUs granted to the NEOs in 2017 was as follows:

William Hunter	-
Justin Renz	-
Jennifer Archibald(1)	-
Sheila Grant	-
Hugues Sachot	42,922
David McMasters	-

Notes:

(1)	Ms. Archibald was Chief Financial Officer from September 20, 2012 to May 15, 2017, at which time she was appointed Chief Business Operations Officer. On May 15, 2017, Justin Renz assumed the position of Chief Financial Officer, replacing Ms. Archibald. Ms. Archibald resigned on October 31, 2017.

Compensation Risk Review

The Compensation Committee has reviewed the Company’s compensation policies and practices and considered whether they might, or are reasonably likely to, encourage executives and other employees to take inappropriate or excessive risks and whether any of the Company’s compensation policies or practices might present or could give rise to the material risks to the Company or otherwise affect the risks faced by the Company, and management of those risks. The Compensation Committee intends to conduct such a review on an annual basis.

The mandate of the Cardiome Board includes, as part of its ongoing stewardship functions, identifying and documenting the financial risks and other risks the Company must face in the course of its business, and ensuring that such risks are appropriately managed, and that appropriate processes for risk assessment, management and internal control are in place. In connection with its review, the Compensation Committee considers the financial and other risks identified by the Cardiome Board, as well as the Company’s internal controls and other policies and practices for management of such risks and, in particular, considers whether there may be any risks arising from the Company’s compensation policies and practices that may reasonably be likely to have a material effect on the Company.

The Compensation Committee believes that the Company’s compensation policies and practices encourage and reward prudent and responsible actions and appropriate risk taking over the long term to increase shareholder value, and should not lead to irresponsible or excessive risk taking which may have potential to increase short term revenues or profits at the expense of achieving the Company’s long-term strategic goals and objectives. The Compensation Committee has concluded that any risks arising from the Company’s employee compensation policies and practices are not reasonably likely to have a material adverse effect on the Company. The Compensation Committee will periodically reassess risk if compensation policies should change as a result of business needs.

As part of its consideration and deliberations, the Compensation Committee considered, among other things, the following:

•	The role and responsibilities of senior management in risk assessment, risk management and internal controls.

•	The role of the Cardiome Board in identifying the risks the Company faces and ensuring that such risks are appropriately managed.

•	The corporate and personal objectives that are considered and assessed as part of the determination of the amount of the annual incentive amount for executive officers and whether such objectives are likely to motivate executives and employees to take appropriate and responsible risks which are consistent with long-term growth of the Company, and not encourage irresponsible or excessive risks which have the potential to increase short term revenues or profits at the expense of achieving the Company’s long-term strategic goals and objectives.

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•	The extent to which the Company’s compensation policies and practices include effective risk management and regulatory compliance as part of the performance metrics used in determining compensation. As discussed above, risk assessment and risk management are included as part of the Compensation Committee’s assessment of performance of executive officers for purposes of determining the annual incentive value to which executive officers may be entitled, and in exercising discretion in determining the amounts of such annual incentive values.

•	The extent to which the Company’s compensation expense to executive officers is a significant percentage of the Company’s revenues.

•	The extent to which incentive compensation may be awarded by the Company upon accomplishment of tasks where risks to the Company from such tasks may extend over a significantly longer time period.

•	The extent to which the Company’s executive compensation policies and practices may reward short-term rather than long-term objectives.

•	The maximum annual incentive value that senior executives are entitled to receive, subject to and in the discretion of the Compensation Committee and Cardiome Board.

•	Policies and practices the Company uses to identify and mitigate compensation policies and practices that could encourage executive officers and other employees to take inappropriate or excessive risks, including the Company’s executive compensation clawback policy.

Executive Compensation Clawback Policy

In April 2010, the Cardiome Board adopted a policy pursuant to which, in the event the Company’s financial results as reflected in previously issued financial statements are required to be materially restated and the Compensation Committee or the Cardiome Board determines that the need for the restatement was caused or substantially caused by fraud or misconduct of one or more executives of the Company, the Compensation Committee or the Cardiome Board will review all performance-based incentive compensation awarded to executives that are attributable to performance during the period or periods restated, and determine whether the restated results would have resulted in the same performance-based compensation for the executives. If not, the Compensation Committee or the Cardiome Board may, in its discretion, subject to applicable law, considering the facts and circumstances surrounding the restatement and other facts or circumstances the Compensation Committee or the Cardiome Board considers appropriate, direct that the Company seek to recover all or a portion of cash incentive bonus payments made to one or more executives in respect of any financial year in which the Company’s financial results are negatively affected by such restatement. In addition, the Compensation Committee or the Cardiome Board may, in those circumstances, in its discretion, withhold future awards of incentive compensation that might otherwise be awarded to the executives.

Performance Graph

The following table and graph compare the cumulative total shareholder return on $100 invested in Cardiome Shares with $100 invested in the S&P/TSX Composite Index from December 31, 2012 to December 31, 2017 (the Company’s most recent financial year end). All dollar amounts are reflected in Canadian dollars.

Year End	2012	2013	2014	2015	2016	2017

COM	$100.00	$343.59	$547.69	$570.77	$192.31	$97.95

S&P/TSX Composite Index	$100.00	$109.55	$117.69	$104.64	$122.95	$130.37

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The trend in overall compensation paid to the NEOs over the past five years has generally not tracked the performance of the market price of the Cardiome Shares, nor has it tracked the S&P/TSX Composite Index during the period. The Company has not included market price targets of the Cardiome Shares as a component of the Company’s executive compensation program and strategy.

Compensation of Executive Officers

The following table provides a summary of the total compensation earned during the years ended December 31, 2017, December 31, 2016 and December 31, 2015 for the each of the Company’s NEOs.

Summary Compensation Table(1)

					Non-equity incentive plan compensation
Name and principal position	Fiscal Year	Salary ($)	Share- based awards ($)(2)	Option- based awards ($)(3)	Annual incentive plans ($)(4)	Long-term incentive plans ($)	Pension value ($)	All other compensation ($)	Total compensation ($)
William L. Hunter President and Chief Executive Officer(5)	2017	669,500	Nil	749,856	200,000	Nil	Nil	Nil	1,619,356
	2016	669,500	Nil	663,892	669,500	Nil	Nil	Nil	2,002,892
	2015	669,500	399,534	684,962	468,650	Nil	Nil	Nil	2,222,646
Justin Renz Chief Financial Officer(6)	2017	320,592	Nil	606,548	103,239	Nil	Nil	Nil	1,030,379
Jennifer Archibald Chief Business Operations Officer(7)	2017	283,333	Nil	234,330	Nil	Nil	Nil	825,833	1,343,496
	2016	325,000	Nil	199,168	104,000	Nil	Nil	Nil	628,168
	2015	325,000	98,740	172,294	91,000	Nil	Nil	Nil	687,034
Sheila M. Grant Chief Operating Officer(8)	2017	310,000	Nil	234,330	93,000	Nil	Nil	Nil	637,330
	2016	290,000	Nil	199,168	104,000	Nil	Nil	Nil	593,168
	2015	290,000	98,740	172,294	81,200	Nil	Nil	Nil	642,234
Hugues Sachot Chief Commercial Officer(9)	2017	461,381	173,834	Nil	73,235	Nil	Nil	Nil	708,450
	2016	439,830	173,837	Nil	158,339	Nil	Nil	Nil	772,006
	2015	425,460	98,740	195,050	119,129	Nil	Nil	Nil	838,379
David McMasters Corporate General Counsel(10)	2017	409,059	Nil	231,034	98,044	Nil	Nil	Nil	738,137
	2016	397,440	Nil	190,380	143,078	Nil	Nil	Nil	730,898
	2015	383,610	98,740	195,050	107,411	Nil	Nil	Nil	784,811

J-11

Notes:

(1)	All dollar amounts in the Summary Compensation Table and footnotes are reflected in Canadian dollars. The average rates of exchange used to convert U.S. dollar amounts to Canadian dollar amounts for the respective fiscal years were: 2017 – 1.2986 ; 2016 – 1.3248 ; 2015 – 1.2787.
(2)	Share-based awards represent the fair value of Cardiome RSUs granted in the year under the Cardiome RSU Plan. The fair value of the Cardiome RSUs is calculated as the number of Cardiome RSUs granted multiplied by the grant date fair market value. The cost is amortized straight-line rateably over the life of the grant.
(3)	Option-based awards represent the fair value of stock options granted in the year under the Cardiome Stock Option Plan. The fair value of Cardiome Options granted is calculated as of the grant date using the Black-Scholes option pricing model. Under this method, the weighted average fair value of Cardiome Options granted to the NEOs in 2017 was $1.92 ; 2016 - $2.58 ; 2015 - $5.92 using the following assumptions:

	2017	2016	2015
Annual dividends per share	Nil	Nil	Nil
Expected stock price volatility	64.5%	62.1%	77.2%
Risk-free interest rate	1.1%	0.6%	0.6%
Expected life of options (in years)	3.7	3.0	3.3

There is no dividend yield because the Company does not pay, and does not intend to pay, cash dividends on the Cardiome Shares. The expected stock price volatility is based on the historical volatility of our average monthly stock closing prices over a period equal to the expected life of each option grant. The risk-free interest rate is based on yields from government bond yields with a term equal to the expected term of the Cardiome Options being valued. The expected life options represents the period of time that the Cardiome Options are expected to be outstanding based on historical data of Cardiome Optionholder exercise and termination behaviour. We estimate forfeitures at the time of grant and, if necessary, revise that estimate if actual forfeitures differ and adjust stock-based compensation accordingly.

(4)	Non-equity annual incentive plan compensation relates to discretionary cash bonuses that were granted to NEOs for the respective fiscal years.
(5)	Dr. William Hunter was appointed interim Chief Executive Officer of the Company on July 3, 2012 and Chief Executive Officer of the Company on a full-time basis in March 2013. He served on the Cardiome Board as an independent director until his appointment as interim Chief Executive Officer on July 3, 2012 and has served since that time as a non-independent director. Dr. Hunter did not receive any fees relating to his position as a director in 2014, 2015, 2016 or 2017.
(6)	Mr. Renz was appointed Chief Financial Officer on May 16, 2017.
(7)	Ms. Archibald was Chief Financial Officer from September 20, 2012 to May 15, 2017, at which time she was appointed Chief Business Operations Officer. On May 15, 2017, Justin Renz assumed the position of Chief Financial Officer, replacing Ms. Archibald. Ms. Archibald resigned on October 31, 2017.
(8)	Ms. Grant was appointed Chief Operating Officer on March 26, 2013.
(9)	Mr. Sachot was Senior Vice President, Sales from June 22, 2015 to May 15, 2017, at which time he was appointed Chief Commercial Officer.
(10)	Mr. McMasters was appointed Corporate General Counsel on November 1, 2012.

Outstanding Option-Based and Share-Based Awards

The following tables set forth, for each NEOs, all of the option-based and share-based grants and awards outstanding on December 31, 2017.

J-12

Option-based awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)		Option expiration date		Value of unexercised in-the- money options as at Dec. 31, 2017 ($)
William L. Hunter	200,000	1.65		3/20/2018		52,000
	100,000	8.23		8/13/2019		Nil
	130,000	10.35		3/26/2020		Nil
	250,000	6.15		6/21/2021		Nil
	400,000	4.01		3/21/2022		Nil
Justin Renz	275,000	4.71	(1)	5/18/2022		Nil
Jennifer Archibald(2)	25,000	8.23		8/13/2019		Nil
	32,700	10.35		10/31/2019		Nil
	75,000	6.15		10/31/2019		Nil
	125,000	4.01		10/31/2019		Nil
Sheila Grant	20,000	1.70		4/04/2018	(3)	4,200
	40,000	5.10		11/20/2018		Nil
	25,000	8.23		8/13/2019		Nil
	32,700	10.35		3/26/2020		Nil
	75,000	6.15		6/21/2021		Nil
	125,000	4.01		3/21/2022		Nil
Hugues Sachot	10,000	1.65		3/20/2018		2,600
	40,000	5.10		11/20/2018		Nil
	15,000	8.23		8/13/2019		Nil
	32,700	10.35		3/26/2020		Nil
David McMasters	35,000	1.70		4/04/2018	(3)	7,350
	12,000	1.65		3/20/2018		3,120
	20,000	8.23		8/13/2019		Nil
	32,700	10.35		3/26/2020		Nil
	75,000	6.29	(1)	6/21/2021		Nil
	125,000	3.93	(1)	3/21/2022		Nil

Share-based awards
Name	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
William L. Hunter	13,102	25,025	Nil
Justin Renz	Nil	Nil	Nil
Jennifer Archibald(2)	Nil	Nil	Nil
Sheila M. Grant	3,238	6,185	Nil
Hugues Sachot	63,224	120,758	Nil
David McMasters	3,238	6,185	Nil

Notes:

(1)	These Cardiome Options were granted in U.S. dollars. The exchange rate used for conversion of U.S. dollars into Canadian dollars was U.S.$1.00 = Cdn. $1.2986, being the annual average of the Bank of Canada rates for 2017.
(2)	Ms. Archibald was Chief Financial Officer from September 20, 2012 to May 15, 2017, at which time she was appointed Chief Business Operations Officer. On May 15, 2017, Justin Renz assumed the position of Chief Financial Officer, replacing Ms. Archibald. Ms. Archibald resigned on October 31, 2017.
(3)	The expiration date of these Cardiome Options was extended due a trading blackout that was in effect during the original expiration date of these Cardiome Options.

Value Vested or Earned During Fiscal 2017

The following table sets forth, for each NEO, the value vested for all outstanding option-based and share-based awards and the value earned for all non-equity incentive plan compensation during the year ended December 31, 2017.

J-13

Name	Option-based awards – Value vested during 2017 ($)	Share-based awards – Value vested during 2017 ($)	Non-equity incentive plan compensation - Value earned during 2017 ($)
William L. Hunter	189,222	53,718	200,000
Justin Renz	19,243	Nil	103,239
Jennifer Archibald(1)	18,506	19,007	Nil
Sheila M. Grant	18,506	13,276	93,000
Hugues Sachot	2,150	13,276	73,235
David McMasters	23,018	13,276	98,044

Notes:

(1)	Ms. Archibald was Chief Financial Officer from September 20, 2012 to May 15, 2017, at which time she was appointed Chief Business Operations Officer. On May 15, 2017, Justin Renz assumed the position of Chief Financial Officer, replacing Ms. Archibald. Ms. Archibald resigned on October 31, 2017.

J-14

Pension Plan Benefits

The Company does not provide retirement benefits for directors and officers.

Employment Contracts with Named Executive Officers

The Company has entered into employment agreements with each of the NEOs listed below.

William Hunter

On July 3, 2012, Dr. William Hunter was appointed interim Chief Executive Officer and President of the Company and was to devote his best efforts and at least 60% of all of his business time to the performance of his duties. In March 2013, Dr. Hunter was appointed full-time President and Chief Executive Officer. With this appointment, Dr. Hunter’s annual salary was increased to $550,000. In addition, Dr. Hunter was granted 150,000 incentive stock options which vest over three years on the last day of each month in equal instalments, commencing from the date of grant, and 50,000 incentive stock options which will vest only if certain performance condition is met. Effective January 1, 2014, Dr. Hunter’s annual salary was increased to $650,000. In August 2014, Dr. Hunter was granted 100,000 incentive stock options which vest over three years on the last day of each month in equal instalments, commencing from the date of grant. Under an employment agreement dated January 1, 2015, Dr. Hunter’s annual salary was increased to $669,500. In 2015, Dr. Hunter was granted 130,000 incentive stock options, which vest over three years on the last day of each month in equal instalments, commencing from the date of grant. There was no change to Dr. Hunter’s salary in 2016. In 2016, Dr. Hunter was granted 250,000 incentive stock options, which vest over three years on the last day of each month in equal instalments, commencing from the date of grant. In 2017, Dr. Hunter was granted 400,000 incentive stock options, which vest over three years on the last day of each month in equal instalments, commencing from the date of grant. Effective January 1, 2018, Dr. Hunter’s annual salary was increased to $685,500. In 2018, Dr. Hunter was granted 450,000 incentive stock options, which vest over three years on the last day of each month in equal instalments, commencing from the date of grant. Dr. Hunter is eligible for discretionary annual cash bonuses and stock option grants, if certain milestones agreed to between the Company and Dr. Hunter are met. He is entitled to six weeks of paid vacation each year. Dr. Hunter’s salary is reviewed annually by the Company.

Justin Renz

Mr. Justin Renz was appointed Chief Financial Officer of the Company May 16, 2017. Mr. Renz received an annual salary of $395,000 USD and was entitled to a signing bonus and an annual discretionary performance bonus. On May 16, 2017, Mr. Renz was granted 275,000 incentive stock options, which vest over three years on the last day of each month in equal instalments, commencing from the date of grant. Effective January 1, 2018, Mr. Renz’s annual salary was increased to $400,000 USD. In 2018, Mr. Renz was granted 150,000 incentive stock options, which vest over three years on the last day of each month in equal instalments, commencing from the date of grant. Mr. Renz is eligible for discretionary annual cash bonuses and stock option grants, if certain milestones agreed to between the Company and Mr. Renz are met. He is entitled to four weeks of paid vacation each year. Mr. Renz’s salary is reviewed annually by the Company.

Jennifer Archibald

Ms. Jennifer Archibald was Chief Financial Officer of the Company from September 20, 2012 to May 15, 2017 at which time she was appointed Chief Business Operations Officer. On January 1, 2013, Ms. Archibald’s annual salary was increased to $250,000. Effective January 1, 2014, Ms. Archibald’s annual salary was increased to $275,000. On January 1, 2015, Ms. Archibald’s annual salary was increased to $325,000. There was no change to Ms. Archibald’s salary in 2016. On January 1, 2017, Ms. Archibald’s annual salary was increased to $340,000. Ms. Archibald received grants of 15,000, 25,000, 32,700, 75,000 and 125,000 incentive stock options in 2013, 2014, 2015, 2016 and 2017, respectively, which vest over three years on the last day of each month in equal instalments, commencing from the date of grant. Ms. Archibald resigned on October 31, 2017.

J-15

Sheila Grant

Ms. Sheila Grant was appointed Chief Operating Officer of the Company on March 26, 2013, devoting 80% of her business time to perform her duties, in consideration for an annual salary of $228,000. Effective January 1, 2014, Ms. Grant’s annual salary was increased to $240,000 and on January 1, 2015, Ms. Grant’s annual salary was increased to $290,000. There was no change to Ms. Grant’s salary in 2016. In October 2017, Ms. Grant agreed to devote 100% of her business time to perform her duties in consideration for an annual salary of $387,500. Effective January 1, 2018, Ms. Grant’s annual salary was increased to $396,800. Ms. Grant received grants of 40,000, 25,000, 32,700, 75,000 and 125,000 incentive stock options in 2013, 2014, 2015, 2016 and 2017, respectively, which vest over three years on the last day of each month in equal instalments, commencing from the date of grant. In 2018, Ms. Grant was granted 125,000 incentive stock options, which vest over three years on the last day of each month in equal instalments, commencing from the date of grant. Ms. Grant is eligible for discretionary annual cash bonuses and stock option grants, if certain milestones agreed to between the Company and Ms. Grant are met. She is entitled to six weeks of paid vacation each year. Ms. Grant’s salary is reviewed annually by the Company.

Hugues Sachot

On December 31, 2013, Mr. Hugues Sachot was appointed Senior Vice President, International. Mr. Sachot received an annual salary of EUR 280,000 and was entitled to a signing bonus and an annual discretionary performance bonus. Mr. Sachot assumed the position of Senior Vice President, Sales from June 22, 2015 to May 15, 2017, at which time he was appointed Chief Commercial Officer. Effective January 1, 2015, Mr. Sachot’s salary was increased to EUR 300,000. There was no change to Mr. Sachot’s annual compensation in 2016. Mr. Sachot received total grants of 50,000, and 15,000 incentive stock options in 2013 and 2014, respectively, which vest over four years on the last day of each month in equal instalments, commencing from the date of grant. In 2015, Mr. Sachot received a grant of 32,700 incentive stock options, which vest over three years on the last day of each month in equal instalments, commencing from the date of grant. In 2016 and 2017, Mr. Sachot received a grant of 25,596 and 42,922 Cardiome PSUs, respectively, which vest over three years on the anniversary date of each grant in equal instalments. Effective January 1, 2018, Mr. Sachot’s annual salary was increased to EUR 322,500. Mr. Sachot is eligible for discretionary annual cash bonuses and stock option grants, if certain milestones agreed to between the Company and Mr. Sachot are met. Mr. Sachot’s salary is reviewed annually by the Company.

David McMasters

On November 1, 2012, Mr. David McMasters was appointed Corporate General Counsel. Effective January 1, 2013, Mr. McMasters’ compensation was increased to U.S. $200,000 and effective January 1, 2014, Mr. McMasters’ annual compensation was increased to U.S. $225,000. On January 1, 2015, Mr. McMasters’ annual salary was increased to U.S. $300,000. There was no change to Mr. McMasters’ salary in 2016. Mr. McMasters received grants of 12,000, 20,000, 32,700, 75,000 and 125,000 incentive stock options in 2013, 2014, 2015, 2016 and 2017, respectively, which vest over three years on the last day of each month in equal instalments, commencing from the date of grant. Effective January 1, 2018, Mr. McMaster’s annual salary was increased to $322,500 USD. In 2018, Mr. McMasters was granted 125,000 incentive stock options, which vest over three years on the last day of each month in equal instalments, commencing from the date of grant. Mr. McMasters is eligible for discretionary annual cash bonuses and stock option grants, if certain milestones agreed to between the Company and Mr. McMasters are met. He is entitled to six weeks of paid vacation each year. Mr. McMasters’s salary is reviewed annually by the Company.

Estimated Termination Payments

Dr. William Hunter, Mr. Justin Renz, Ms. Sheila Grant and Mr. David McMasters have employment agreements with indefinite terms and may be terminated by them upon at least 60 days’ written notice, in which case they will be entitled to receive any salary, vacation and bonus owed and expenses incurred up to the date of termination. Should their employment be terminated by the Company without cause, they are entitled to receive any salary, vacation and bonus owed and expenses incurred up to the date of termination. In addition, they are entitled to a lump sum severance payment equal to 24 months of salary and one year’s bonus, along with amounts for benefits. Following a change of control of the Company, if their employment is terminated by the Company for any reason other than for just cause, or, is terminated by Dr. Hunter, Mr. Renz, Ms. Grant and Mr. McMasters for good reason, as defined by the employment agreement, they are entitled to receive any salary, vacation and bonus owed and expenses incurred up to the date of termination. In addition, they are entitled to a lump sum severance payment equal to 24 months of salary and three year’s bonus, along with amounts for benefits. In all cases, except for termination with cause, all unvested Cardiome Options held by Dr. Hunter, Mr. Renz, Ms. Grant and Mr. McMasters will vest immediately on their last day of employment.

J-16

Mr. Hugues Sachot’s agreement has an indefinite term and may be terminated by Mr. Sachot upon at least 90 days’ written notice. Should Mr. Sachot’s agreement be terminated by the Company without cause, he is entitled to receive any salary and bonus owed and expenses incurred up to the date of termination. In addition, he is entitled to a lump sum severance payment equal to 12 months of salary and all unvested Cardiome Options held by Mr. Sachot will vest pursuant to an accelerated schedule over 12 months. Following a change of control of the Company, if Mr. Sachot’s agreement is terminated by the Company for any reason other than for just cause, he is entitled to receive any salary and bonus owed and expenses incurred up to the date of termination. In addition, he is entitled to a lump sum severance payment equal to twelve months of salary and all unvested Cardiome Options held by Mr. Sachot will vest immediately on his last day of employment.

The table below reflects amounts that would have been payable to each NEO if his or her employment had been terminated on December 31, 2017 either (i) without cause or (ii) following or in connection with a change of control.

	Termination Without Cause					Termination Following Change of Control(1)
Name	Severance ($)		Accelerated Vesting of Cardiome Options ($)(2)	Continuation of Benefits ($)		Severance ($)		Accelerated Vesting of Cardiome Options ($)(2)	Continuation of Benefits ($)
William Hunter	1,785,050		-	48,000		3,124,050		-	72,000
Justin Renz	1,129,133	(3)	-	62,333	(3)	1,026,543	(3)	-	93,499	(3)
Sheila M. Grant	867,733		-	48,000		1,177,733		-	72,000
Hugues Sachot	461,381	(4)	-	-		461,381	(4)	-	-
David McMasters	933,910	(3)	-	62,333	(3)	1,261,157	(3)	-	93,499	(3)

Notes:

(1)	Represents the amount each NEO would be entitled to receive if his or her employment with the Company was terminated upon completion of a change of control.
(2)	Represents the value of unvested in-the-money Cardiome Options that will vest upon termination of employment as at December 31, 2017.
(3)	The exchange rate used for conversion of U.S. dollars into Canadian dollars was U.S.$1.00 = Cdn. $1.2986, being the annual average of the Bank of Canada rates for 2017.
(4)	The exchange rate used for conversion of EURO into Canadian dollars was EUR 1.00 = Cdn $1.4647, being the annual average of the European Central Bank rates for 2017.

Directors’ and Senior Executives’ Liability Insurance and Indemnity Agreements

The Company maintains directors’ and senior executives’ liability insurance which, subject to the provisions contained in the policy, protects the directors and senior executives, as such, against certain claims made against them during their term of office. Such insurance provides for an aggregate of US$30,000,000 annual protection against liability (less a deductible of up to US$750,000 payable by the Company depending on the nature of the claim). The annual premium paid by the Company for this insurance is US$437,000. The Company also has entered into indemnity agreements with directors and senior officers of the Company to provide certain indemnification to such directors and senior officers, as permitted by the Canada Business Corporations Act.

J-17

Compensation of Directors

Director Compensation Table

For the most recently completed fiscal year, each non-management director of the Company received total compensation for services provided to the Company in his or her capacity as director and/or consultant and/or expert as follows:

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
W. James O’Shea(1)	140,109	Nil	44,002	Nil	Nil	Nil	184,111
Richard M. Glickman(3)	105,509	Nil	32,991	Nil	Nil	Nil	138,500
Mark H. Corrigan(5)	207,465	Nil	31,430	Nil	Nil	Nil	238,995
Arthur H. Willms(6)	115,398	Nil	32,991	Nil	Nil	Nil	148,389
Robert J. Meyer	94,907	Nil	31,430	Nil	Nil	Nil	126,337

Notes:

(1)	Chairman of the Cardiome Board.
(2)	Calculated as of the grant date using the Black-Scholes option pricing model. The value shown is calculated by multiplying the number of Cardiome Options granted by the Black-Scholes valuation factor ($3.00). The value is the same as the accounting fair value of the full grant, but is not adjusted by the vesting schedule.
(3)	Chair of the Compensation Committee.
(4)	Calculated as of the grant date using the Black-Scholes option pricing model. The value shown is calculated by multiplying the number of Cardiome Options granted by the Black-Scholes valuation factor ($2.28). The value is the same as the accounting fair value of the full grant, but is not adjusted by the vesting schedule.
(5)	Chair of the Corporate Governance and Nomination Committee and Chair of the Special Committee.
(6)	Chair of the Audit Committee.

Effective January 2014, the Cardiome Board, based on a recommendation of the Compensation Committee, set the annual retainer fee payable to non-management directors, other than the Chair of the Cardiome Board and the Lead Independent Director, for acting as board members at US$25,000 and the annual retainer payable to the Chair of the Cardiome Board and the Lead Independent Director at US$75,000. The additional annual retainer for each of the Chairs of the Audit Committee and GNC Committee was US$25,000. The Cardiome Board also determined that the amount non-management directors were entitled to receive per teleconference Cardiome Board or committee meeting was US$1,500 and for each Cardiome Board or committee meeting attended in person was US$3,000. Effective June 2014, the GNC Committee was separated into the Compensation Committee and the Corporate Governance and Nomination Committee upon the appointment of a sixth director. The annual retainer payable to the Chair of the Compensation Committee was US$25,000 and the annual retainer payable to the Chair of the Corporate Governance and Nomination Committee was US$15,000. Effective June 21, 2016, the role of Lead Independent Director was eliminated.

Based on the recommendation of the Compensation Committee and Mercer's benchmarking analysis, effective January 1, 2018, the Cardiome Board removed all compensation based on attendance of meetings and moved to a retainer-only compensation model. The annual retainer fee payable to non-management Cardiome Board members was changed to US$50,000 and the retainer payable to the Chair of the Cardiome Board was changed to US$90,000. The additional annual retainers for members of the Audit Committee and the Chair of the Audit Committee are US$13,000 and US$25,000, respectively. The additional annual retainers for members of the Compensation Committee and the Chair of the Compensation Committee are US$10,000 and US$25,000, respectively. The additional annual retainers for members of the Corporate Governance and Nomination Committee and the Chair of the Corporate Governance and Nomination Committee are US$7,000 and US$15,000, respectively.

In granting Cardiome Options to non-management directors, the Cardiome Board determines the number of Cardiome Shares which the Cardiome Board wishes the directors to have the right to acquire and then determines the value of the awards which are calculated applying a standard Black-Scholes-Merton model. As part of the amendments to the Cardiome Stock Option Plan approved by the Cardiome Board in March 2010 and by the shareholders of the Company in May 2010, an additional limitation was added to the Cardiome Stock Option Plan limiting the value of Cardiome Options granted to any individual non-employee director of the Company within any calendar year to a maximum of $100,000.

J-18

Securities Authorized For Issuance Under Equity Compensation Plans

The following table provides information as of December 31, 2017 with respect to compensation plans under which equity securities of the Company are authorized for issuance.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	Cardiome Options – 2,892,057 Cardiome RSUs – 96,956	Cardiome Options - $5.52 Cardiome RSUs - nil	Cardiome Options – 1,437,607 Cardiome RSUs – 768,977
Equity compensation plans not approved by securityholders	–	–	–
Total	Cardiome Options – 2,892,057 Cardiome RSUs – 96,956	Cardiome Options - $5.52 Cardiome RSUs - nil	Cardiome Options – 1,437,607 Cardiome RSUs – 768,977

Summary of Cardiome Stock Option Plan

The Cardiome Stock Option Plan was approved by Cardiome Shareholders of the Company in May 2001 and was subsequently amended or re-approved in May 2002, May 2004, June 2005, June 2006, September 2007, May 2010, June 2013, June 2014 and June 2017. Pursuant to the Cardiome Stock Option Plan, the Cardiome Board may, in its discretion, grant Cardiome Options to purchase Cardiome Shares to directors, officers, employees, contractors and consultants of the Company or any of its subsidiaries. In addition, the Chief Executive Officer of the Company, provided the Chief Executive Officer at such time is a director of the Company, may in his or her discretion, subject to certain limitations, grant Cardiome Options to employees of the Company or any of its subsidiaries.

On June 16, 2014, Cardiome Shareholders approved an amendment to the Cardiome Stock Option Plan whereby the maximum number of Cardiome Shares available for issue under the Cardiome Stock Option Plan is a rolling number equal to 12.5% of the Cardiome Shares issued and outstanding at the time of grant. Under the Cardiome Stock Option Plan, the maximum number of Cardiome Options issuable to insiders continues to be restricted to 10% of the issued and outstanding Cardiome Shares.

As at December 31, 2017, Cardiome Options to purchase an aggregate of 2,892,057 Cardiome Shares, representing approximately 7.69% of then outstanding Cardiome Shares on a fully diluted basis (8.35% on a non-diluted basis), were outstanding and unexercised. The remaining number of Cardiome Shares available to be issued pursuant to Cardiome Options granted from and after December 31, 2017 was 1,437,607, representing approximately 3.82% of the issued and outstanding Cardiome Shares on a fully diluted basis (4.15% on a non-diluted basis).

Subject to the provisions of the Cardiome Stock Option Plan, the Cardiome Board or the Chief Executive Officer of the Company has authority to determine the limitations, restrictions and conditions, if any, applicable to the exercise of Cardiome Options granted under the Cardiome Stock Option Plan. The Cardiome Board or the Chief Executive Officer of the Company establishes the exercise price of Cardiome Options granted under the Cardiome Stock Option Plan at the time of grant, which price must be not less than the closing price of the Cardiome Shares on the TSX on the date immediately preceding the date of the grant. Eligible persons (namely, any director, officer, employee, dependent contractor or consultant of the Company or any of its subsidiary companies (“Eligible Persons”)) granted Cardiome Options under the plan (“Participants”) may receive Cardiome Options on more than one occasion and may receive Cardiome Options having different terms on the same date.

J-19

The Cardiome Board or the Chief Executive Officer of the Company establishes the vesting terms of Cardiome Options at the time of grant. Prior to 2012, Cardiome Options granted to officers, employees, consultants and contractors generally vest over four years, as to 25% at the end of each 12-month period commencing from the date of the grant of the Cardiome Options. For Cardiome Options granted in 2012 or subsequent, Cardiome Options granted to officers, employees, consultants and contractors generally vest over three years, or over the contract term for contracts with a duration of less than three years, on the last day of each month in equal instalments, commencing from the date of grant. The vesting periods for Cardiome Options granted to officers and certain key individuals may also be accelerated if certain performance conditions are met. Cardiome Options granted to each non-executive director upon becoming a director of the Company vest over three years, with 25% vesting immediately and 25% vesting at the end of each 12-month period commencing from the date of the grant of the Cardiome Options. Thereafter, annual option grants made to non-executive directors vest immediately upon grant. In 2012, non-executive directors also received an additional grant, 20% of which vested on the grant date, with the remaining vesting over four years, or 20% at the end of each 12-month period commencing from the date of the grant. All Cardiome Options are subject to the provisions described below regarding exercise following the Participant ceasing to be a director, officer, employee, contractor or consultant of the Company. Future Cardiome Options may be granted on similar terms or such other terms as the Cardiome Board or the Chief Executive Officer of the Company may determine at the time of the grant, except all future Cardiome Options must be exercised not later than five years from the date of grant (subject to extension pursuant to the terms of the Cardiome Stock Option Plan for Cardiome Options that would otherwise expire during a blackout period).

The maximum number of Cardiome Shares which may be reserved for issuance under Cardiome Options to an individual Participant is 5% of the number of Cardiome Shares that are outstanding (on a non-diluted basis) immediately prior to the grant, excluding Cardiome Shares issued under the Cardiome Stock Option Plan or other securities based compensation arrangements (the “Outstanding Issue”). The following limits are placed on issuances of Cardiome Options to insiders under the Cardiome Stock Option Plan: (i) the number of securities issuable to insiders under all securities based compensation arrangements cannot exceed 10% of the Company’s outstanding securities; (ii) the number of securities issued to insiders under all securities based compensation arrangements within a one-year period cannot exceed 10% of the Company’s total issued and outstanding securities; and (iii) the maximum number of Cardiome Shares which may be issued to any one insider under the Cardiome Stock Option Plan within a one-year period is 5% of the Outstanding Issue.

On June 20, 2017, Cardiome Shareholders approved an amendment to the Cardiome Stock Option Plan to replace the previous 0.9% limit on non-employee director participation under the Cardiome Stock Option Plan with a limit on non-employee director participation whereby the maximum number of Cardiome Shares issuable under the Cardiome Stock Option Plan together with any Cardiome Shares issued pursuant to any other security based compensation arrangements of the Company to non-employee directors will not exceed 1% of the total number of issued and outstanding Cardiome Shares on a non-diluted basis. In addition, under the amended Cardiome Stock Option Plan, the award value of all equity based awards that are to be settled by the issuance of Cardiome Shares from treasury to any non-employee director may not exceed $150,000 per year per eligible director, of which a maximum of $100,000 may be awarded in stock options.

Cardiome Options granted under the Cardiome Stock Option Plan prior to July 27, 2007 must be exercised no later than six years after the date of grant or such lesser period as may be determined by the Cardiome Board or the Chief Executive Officer of the Company and Cardiome Options granted under the Cardiome Stock Option Plan after July 27, 2007 must be exercised no later than five years after the date of grant or such lesser period as may be determined by the Cardiome Board or the Chief Executive Officer of the Company, provided that the expiry date of any Cardiome Option that expires during a trading blackout shall be extended to the tenth business day after the end of such blackout period. Cardiome Options may be exercised on a basis whereby the Cardiome Optionholder receives the intrinsic value of the exercised Cardiome Options (the difference between the aggregate market price of the Cardiome Shares underlying the exercised Cardiome Options and the aggregate exercise price of the Cardiome Shares underlying the exercised Cardiome Options) in the form of Cardiome Shares issued from treasury. In addition, Cardiome Optionholder have a cash surrender right which entitles the holder, subject to such limitations, restrictions or conditions as may from time to time be determined by the Cardiome Board or Chief Executive Officer, to surrender Cardiome Options and receive the intrinsic value of the surrendered Cardiome Options (the difference between the aggregate market price of the Cardiome Shares underlying the surrendered Cardiome Options and the aggregate exercise price of the Cardiome Shares underlying the surrendered Cardiome Options) in cash.

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Subject to the foregoing, and except as otherwise determined by the Cardiome Board (or, subject to the provisions of the Cardiome Stock Option Plan, the Chief Executive Officer of the Company): (i) if a Participant ceases to be an officer, employee, contractor or consultant of the Company or any of its subsidiaries for any reason other than death, the Cardiome Options held by such Participant will cease to be exercisable 30 days after the termination date (not including days on which the Participant is restricted from trading pursuant to any policy of the Company prohibiting trading during “trading blackout” periods); (ii) if a Participant ceases to be an Eligible Person by virtue of ceasing for any reason other than death to be a director of the Company, each Cardiome Option held by the Participant will cease to be exercisable twelve months after the Participant ceases to be a director; (iii) Cardiome Options are not assignable or transferable other than by will or the laws of decent or distribution, provided however that if a Participant dies prior to Cardiome Options held by the Participant ceasing to be exercisable, the legal representatives of the Participant may exercise the Cardiome Options within twelve months after the date of death, if the Cardiome Options were by their terms exercisable on the date of death; and (iv) if the expiry of a Cardiome Option other than an incentive stock option, occurs during a trading blackout period or within two business days of a trading blackout period, the expiry date of such Cardiome Options is automatically extended until the tenth business day following the end of the trading blackout period.

If a Participant is a U.S. citizen or resident, the Cardiome Stock Option Plan provides that, in certain circumstances, the options may be characterized as “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, of the United States, but only if designated by the Company. Where this is the case, the terms of the Cardiome Stock Option Plan provide for certain additional restrictions. These restrictions include a restriction on the maximum aggregate number of Cardiome Shares that may be issued as incentive stock options. The Cardiome Stock Option Plan fixes the maximum number of Cardiome Options that may be issued as incentive stock options at 575,000. The number of Cardiome Shares issuable pursuant to Cardiome Options granted under the Cardiome Stock Option Plan may be adjusted if any share reorganization, special distribution or corporate reorganization occurs, subject to prior approval of relevant stock exchanges.

The Cardiome Board may amend, suspend or terminate the Cardiome Stock Option Plan in accordance with applicable legislation, subject to TSX and shareholder approval. The Cardiome Stock Option Plan requires shareholder approval for amendments to the Cardiome Stock Option Plan or Cardiome Options granted under the Cardiome Stock Option Plan to:

(a)	increase the number of Cardiome Shares that can be issued under the Cardiome Stock Option Plan, including an increase to the fixed maximum number of securities issuable under the Cardiome Stock Option Plan, either as a fixed number or a fixed percentage of the Company’s outstanding capital represented by such securities;

(b)	reduce the exercise price or purchase price of outstanding Cardiome Options (including cancellation of outstanding Cardiome Options for the purpose of exchange for reissuance at a lower exercise price to the same person);

(c)	extend the expiry date of a Cardiome Option (except for an extension to the expiry date of a Cardiome Option if the Cardiome Option expires during or within ten business days after a blackout period) or amend the Cardiome Stock Option Plan to permit the grant of a Cardiome Option with an expiry date of more than five years from the day the Cardiome Option is granted;

(d)	if at any time the Cardiome Stock Option Plan is amended to exclude participation by non-employee directors or to include limits on participation by non-employee directors, expand the class of eligible recipients of Cardiome Options under the Cardiome Stock Option Plan that would permit the introduction or reintroduction of non-employee directors on a discretionary basis or an increase on limits previously imposed on non-employee director participation;

(e)	expand the transferability or assignability of Cardiome Options (other than “incentive stock options”, the transferability of which may not be amended), other than to a spouse or other family member, an entity controlled by the Cardiome Optionholder or spouse or family member, a Registered Retirement Savings Plan or Registered Retirement Income Fund of the Cardiome Optionholder, spouse or family member, a trustee, custodian or administrator acting on behalf of, or for the benefit of, the Cardiome Optionholder, spouse or family member, any person recognized as a permitted assign in such circumstances in securities or stock exchange regulatory provisions, or for estate planning or estate settlement purposes;

(f)	amend the Cardiome Stock Option Plan to increase any maximum limit of the number of securities that may be:

J-21

(i)	issued to insiders of the Company within any one-year period; or

(ii)	issuable to insiders of the Company at any time,

which may be specified in the Cardiome Stock Option Plan, when combined with all of the Company’s other security based compensation arrangements, to be in excess of 10% of the Company’s total issued and outstanding securities, respectively;

(g)	if the Cardiome Stock Option Plan has a fixed maximum number of securities issuable, add or amend any provision that allows for the exercise of Cardiome Options without cash consideration, whether the Cardiome Optionholder receives the intrinsic value in the form of securities from treasury or the intrinsic value in cash, where the provision so added or amended does not provide for a full deduction of the underlying Cardiome Shares from the maximum number issuable under the Cardiome Stock Option Plan or, if the Cardiome Stock Option Plan does not have a fixed maximum number of securities issuable, the addition or amendment of any provision that allows for the exercise of Cardiome Options without cash consideration where a deduction may not be made for the number of Cardiome Shares underlying the Cardiome Options from the Cardiome Stock Option Plan reserve; and

(h)	change the amendment provisions of the Cardiome Stock Option Plan;

provided that shareholder approval will not be required for increases or decreases or substitution or adjustment to the number or kind of shares or other securities reserved for issuance pursuant to the Cardiome Stock Option Plan or the number and kind of shares subject to unexercised Cardiome Options granted and in the option exercise price of such shares and the making of provisions for the protection of the rights of Participants under the Cardiome Stock Option Plan in accordance with the section or sections of the Cardiome Stock Option Plan which provide for such increase, decrease, substitution, adjustments or provisions in respect of certain events, including any change in the outstanding Cardiome Shares by reason of any stock dividend or any recapitalization, amalgamation, subdivision, consolidation, combination or exchange of shares, other corporate change or reorganization, amalgamation or consolidation of the Company, or for the amendment of such section or sections.

Under the Cardiome Stock Option Plan, the Cardiome Board has authority to make without shareholder approval all other amendments to the Cardiome Stock Option Plan including, but not limited to, (i) typographical, clerical or administrative changes (including a change to correct or rectify an ambiguity, immaterial inconsistency, defective provision, mistake, error or omission or clarify the Cardiome Stock Option Plan’s provisions or a change to the provisions relating to the administration of the Cardiome Stock Option Plan); (ii) changing provisions relating to the manner of exercise of Cardiome Options, including changing or adding any form of financial assistance provided by the Company to Participants or, if the Cardiome Stock Option Plan has a fixed maximum number of securities issuable, adding or amending provisions relating to a cashless exercise which provisions so added or amended provide for a full deduction of the underlying Cardiome Shares from the maximum number issuable under the Cardiome Stock Option Plan; (iii) changing the terms, conditions and mechanics of grant, vesting, exercise and early expiry, provided that no such change may extend an outstanding option’s expiry date; (iv) changing the provisions for termination of Cardiome Options so long as the change does not permit the Company to grant a Cardiome Option with an expiry date of more than five years or extend an outstanding Cardiome Option’s expiry date;

(v) changes designed to respond to or comply with any applicable law, tax, accounting, auditing or regulatory or stock exchange rule, provision or requirement, to avoid tax on Cardiome Optionholders under any applicable tax legislation or to avoid unanticipated consequences deemed by the Cardiome Board to be inconsistent with the purpose of the Cardiome Stock Option Plan; and (vi) certain changes to provisions on the transferability of Cardiome Options (other than “incentive stock options”, the transferability of which may not be amended) which do not require shareholder approval as described above.

No amendment of the Cardiome Stock Option Plan or any Cardiome Option may be made that will materially prejudice the rights of any Participant under any Cardiome Option previously granted to the Participant without the consent of such Participant.

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Summary of Cardiome RSU Plan

The Cardiome RSU Plan was last approved by Cardiome Shareholders on May 9, 2014 and was subsequently amended by Cardiome Shareholders on June 20, 2017. Pursuant to the Cardiome RSU Plan, the Cardiome Board may, in its discretion, award Cardiome RSUs to directors, employees and eligible consultants of the Company or any of its subsidiaries. Each Cardiome RSU awarded conditionally entitles the participant to receive one Cardiome Share (or the cash equivalent) upon attainment of the Cardiome RSU vesting criteria. In addition, the Chief Executive Officer of the Company, provided the Chief Executive Officer at such time is a director of the Company, may in his or her discretion, subject to certain limitations, award Cardiome RSUs to employees of the Company or any of its subsidiaries.

The vesting of Cardiome RSUs is conditional upon the expiry of a time-based vesting period. The duration of the vesting period and other vesting terms applicable to the grant of the Cardiome RSUs shall be determined at the time of the grant by the Committee.

Once the Cardiome RSUs vest, the participant is entitled to receive the equivalent number of underlying Cardiome Shares or cash equal to the Market Value (as defined below) of the equivalent number of Cardiome Shares. The vested Cardiome RSUs may be settled through the issuance of Cardiome Shares from treasury (subject to the shareholder approval being sought at this Meeting), by the delivery of Cardiome Shares purchased in the open market, in cash or in any combination of the foregoing (at the discretion of the Company). If settled in cash, the amount shall be equal to the number of Cardiome Shares in respect of which the participant is entitled multiplied by the Market Value of a Cardiome Share on the payout date. “Market Value” per share is defined in the Cardiome RSU Plan and means, as at any date (if the Cardiome Shares are listed and posted for trading on the TSX), the arithmetic average of the closing price of the Cardiome Shares traded on the TSX for the five trading days on which a board lot was traded immediately preceding such date. The Cardiome RSUs may be settled on the payout date, which shall be the third anniversary of the date of the grant or such other date as the Committee may determine at the time of the grant, which in any event shall be no later than the expiry date for such Cardiome RSUs. The expiry date of Cardiome RSUs will be determined by the Committee at the time of grant. However, the maximum term for all Cardiome RSUs is two years after the participant ceases to be an employee or eligible consultant of the Company. All unvested or expired Cardiome RSUs are available for future grants.

Cardiome RSUs may be granted in accordance with the Cardiome RSU Plan, provided the aggregate number of Cardiome Shares that may be issued upon the payout of Cardiome RSUs outstanding pursuant to the Cardiome RSU Plan from time to time shall not exceed 2.5% of the number of issued and outstanding Cardiome Shares from time to time. There were 96,956 Cardiome RSUs outstanding as of December 31, 2017, which represents approximately 0.26% of then outstanding Cardiome Shares on a fully diluted basis (0.28% on a non-diluted basis). The remaining number of Cardiome Shares available to be issued pursuant to Cardiome RSUs granted from and after December 31, 2017 was 768,977, representing approximately 2.04% of the issued and outstanding Cardiome Shares on a fully diluted basis (2.22% on a non-diluted basis).

The Cardiome RSU Plan provides that the maximum number of Cardiome Shares issuable to Insiders (as that term is defined by the TSX) pursuant to the Cardiome RSU Plan, together with any Cardiome Shares issuable pursuant to any other security-based compensation arrangement of the Company, will not exceed 10% of the total number of outstanding Cardiome Shares. In addition, the maximum number of Cardiome Shares issued to Insiders under the Cardiome RSU Plan, together with any Cardiome Shares issued to Insiders pursuant to any other security-based compensation arrangement of the Company within any one-year period, will not exceed 10% of the total number of outstanding Cardiome Shares.

On June 20, 2017, Cardiome Shareholders approved an amendment to the Cardiome RSU Plan to include a limit on non-employee director participation whereby the maximum number of Cardiome RSUs issuable under the Cardiome RSU Plan together with any Cardiome Shares issued pursuant to any other security based compensation arrangements of the Company to non-employee directors will not exceed 1% of the total number of issued and outstanding Cardiome Shares on a non-diluted basis. In addition, under the amended Cardiome RSU Plan, the award value of all equity based awards that are to be settled by the issuance of Cardiome Shares from treasury to any non- employee director may not exceed $150,000 per year per eligible director, of which a maximum of $100,000 may be awarded in Cardiome Options.

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On April 5, 2018, in connection with the Arrangement, the Cardiome Board approved an amendment to the Cardiome RSU Plan whereby, notwithstanding any provision of the Cardiome RSU Plan, all outstanding Cardiome RSUs will vest on the day immediately prior to the Effective Date and will be redeemed on the Effective Date for a cash payment of an amount equal to the average of the closing price of the Cardiome Shares on the five trading days on which a board lot was traded immediately preceding such date, less any applicable withholdings. The amendment was made by the Cardiome Board, without shareholder approval, in accordance with the amendment provisions of the Cardiome RSU Plan.

Unless otherwise determined by the Company in accordance with the Cardiome RSU Plan, Cardiome RSUs which have not vested on a participant’s termination date shall terminate and be forfeited. If a participant who is an employee ceases to be an employee as a result of termination of employment without cause, in such case, at the Company’s discretion (unless otherwise provided in the applicable grant agreement), all or a portion of such participant’s Cardiome RSUs may be permitted to continue to vest, in accordance with their terms, during any statutory or common law severance period or any period of reasonable notice required by law or as otherwise may be determined by the Company in its sole discretion. Vested Cardiome RSUs will be paid out in accordance with their terms. All forfeited Cardiome RSUs are available for future grants.

Cardiome RSUs are not assignable or transferable other than by operation of law or upon death pursuant to a will or the laws of descent and distribution.

The Cardiome Board may, without notice, at any time and from time to time, without shareholder approval, amend the Cardiome RSU Plan or any provisions thereof in such manner as the Cardiome Board, in its sole discretion, determines appropriate including, without limitation:

(a)	for the purposes of making formal minor or technical modifications to any of the provisions of the Cardiome RSU Plan;

(b)	to correct any ambiguity, defective provision, error or omission in the provisions of the Cardiome RSU Plan;

(c)	to change the vesting provisions of Cardiome RSUs;

(d)	to change the termination provisions of Cardiome RSUs or the Cardiome RSU Plan that does not entail an extension beyond the original expiry date of the Cardiome RSU;

(e)	to preserve the intended tax treatment of the benefits provided by the Cardiome RSU Plan, as contemplated therein; or

(f)	any amendments necessary or advisable because of any change in applicable laws;

provided, however, that:

(g)	no such amendment of the Cardiome RSU Plan may be made without the consent of each affected participant if such amendment would adversely affect the rights of such affected participant(s) under the Cardiome RSU Plan; and

(h)	shareholder approval shall be obtained in accordance with the requirements of the TSX for any amendment that results in:

(i)	an increase in the maximum number of Cardiome Shares issuable pursuant to the Cardiome RSU Plan other than as already contemplated in the Cardiome RSU Plan;

(ii)	an extension of the expiry date for Cardiome RSUs granted to Insiders under the Cardiome RSU Plan;

(iii)	other types of compensation through Cardiome Share issuance;

(iv)	expansion of the rights of a participant to assign Cardiome RSUs beyond what is currently permitted in the Cardiome RSU Plan; or

(v)	the addition of new categories of participants, other than as already contemplated in the Cardiome RSU Plan.

No amendment of the Cardiome RSU Plan or any Cardiome RSU may be made that will materially prejudice the rights of any participant under any Cardiome RSU previously granted to the participant without the consent by such participant.

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APPENDIX “K”

CORPORATE GOVERNANCE PRACTICES

General

The Company is committed to sound and comprehensive corporate governance policies and practices and is of the view that its corporate governance policies and practices, outlined below, are comprehensive and consistent with NP 58-201 and NI 52-110.

Board of Directors

The Cardiome Board encourages sound and comprehensive corporate governance policies and practices designed to promote the ongoing development of the Company.

Composition of the Cardiome Board

The Company’s Board is currently composed of six directors, a majority of whom are independent directors. An “independent” board member, as further defined in NI 52-110, means that such member has no “material relationship” with the issuer. A “material relationship” is a relationship which could, in the view of the Cardiome Board, be reasonably expected to interfere with the exercise of a member’s judgment.

Director	Independent
Mark H. Corrigan	Yes
Richard M. Glickman	Yes
William L. Hunter	No
Robert J. Meyer	Yes
W. James O’Shea	Yes
Arthur H. Willms	Yes

The following table outlines other reporting issuers that Cardiome Board members are directors of:

Cardiome Board Member	Reporting Issuer
Mark H. Corrigan	-
Richard M. Glickman	Aurinia Pharmaceuticals, ESSA Pharma Inc., Vigil Health Solutions Inc.
William L. Hunter	Rex Bionics Plc.
Robert J. Meyer	Chimerix, Inc.
W. James O’Shea	BTG Plc, Ocular Therapeutics, Trevi Therapeutics
Arthur H. Willms	Naikun Wind Energy Group Inc., 2010 Games Operating Trust, Pacific Autism Family Centre Foundation.

W. James O’Shea served as Chair of the Cardiome Board. The role of the Chair is to provide leadership to the Cardiome Board in discharging its mandate and also assist the Cardiome Board in discharging its stewardship function which includes ensuring the integrity of management, strategic planning, identifying risks, succession planning, adopting a communication policy, internal control and management information systems and the Company’s approach to corporate governance. The Chair provides advice and mentorship to the senior management of the Company, particularly with respect to matters of strategic significance to the Company. The Chair promotes delivery of information to the Cardiome Board and is responsible for scheduling and organization of meetings of directors.

K-1

The following table illustrates the attendance record of each director for all Cardiome Board meetings held in 2017.

Cardiome Board Member	Meetings Attended
Mark H. Corrigan	8 out of 10
Richard M. Glickman	7 out of 10
William L. Hunter	10 out of 10
Robert J. Meyer	10 out of 10
W. James O’Shea	10 out of 10
Arthur H. Willms	10 out of 10

The independent directors of the Cardiome Board do not hold regularly scheduled meetings at which non- independent directors and members of management are not present. The Chairman encourages open and candid discussions among the independent directors by providing them with an opportunity to express their views on key topics before decisions are taken.

Cardiome Board Mandate

The Cardiome Board has adopted a Board Mandate in which it explicitly assumes responsibility for stewardship of the Company. The Cardiome Board is mandated to represent the shareholders to select the appropriate Chief Executive Officer, assess and approve the strategic direction of the Company, ensure that appropriate processes for risk assessment, management and internal control are in place, monitor management performance against agreed benchmarks, and assure the integrity of financial reports. A copy of the Cardiome Board Mandate is attached hereto as Schedule “1”.

Position Descriptions

The Cardiome Board has adopted and approved written position descriptions for the Chair of the Cardiome Board and the Chairs of each of the Audit Committee, the Compensation Committee and the GN Committee.

The Chief Executive Officer of the Company also has a written position description that has been approved by the Cardiome Board.

Board of Directors Tenure

The Cardiome Board has not adopted policies imposing an arbitrary term or retirement age limit in connection with individuals nominated for election as directors as it does not believe that such a limit is in the best interests of the Company at this time. The GN Committee annually reviews the composition of the Cardiome Board, including the age and tenure of individual directors. The Cardiome Board strives to achieve a balance between the desirability to have a depth of experience from its members and the need for renewal and new perspectives.

The GN Committee has determined that the Cardiome Board is highly effective and well composed and that no appreciable benefit would be derived from the introduction of term or retirement age limits at this time.

Gender Diversity

The Cardiome Board has not adopted a written policy or set targets relating to the identification and nomination of women directors or executive officers as it does not believe that it is necessary in the case of the Company to have such written policy at this time. The Cardiome Board is committed to nominating the best individuals to fulfill director roles and executive officer positions. The Cardiome Board believes that diversity is important to ensure that Cardiome Board members and senior management provide the necessary range of perspectives, experience and expertise required to achieve effective stewardship and management. The Cardiome Board recognizes that gender diversity is a significant aspect of diversity and acknowledges the important role that women with appropriate and relevant skills and experience can play in contributing to diversity of perspective in the boardroom and in senior management roles.

K-2

Each year, the GN Committee reviews the general and specific criteria applicable to candidates to be considered for nomination to the Cardiome Board. The GN Committee aims to maintain the composition of the Cardiome Board in a way that provides the best mix of skill and experience to guide the Company’s long-term strategy and ongoing business operations.

Currently the Company has no female board members and one female executive officer, representing 17% of the Company’s executive officers.

Orientation and Continuing Education

It is the mandate of the GN Committee to ensure that a process is established for the orientation and education of new directors which addresses the nature and operation of the Company’s business and their responsibilities and duties as directors (including the contribution individual directors are expected to make and the commitment of time and resources that the Company expects from its directors).

With respect to the continuing education of directors, the GN Committee ensures that directors receive adequate information and continuing education opportunities on an ongoing basis to enable directors to maintain their skills and abilities as directors and to ensure their knowledge and understanding of the Company’s business remains current.

Ethical Business Conduct

The Company has adopted a Code of Business Conduct and Ethics (the “Code”) that applies to the directors, officers and employees of the Company and each of its subsidiaries. Additionally, consultants and contractors for the Company are expected to abide by the Code. The Code is disclosed on the Company’s website at: www.cardiome.com.

It is recognized within the Code that in certain situations, compliance may be difficult to monitor. The Code sets out a framework for compliance. A compliance officer is appointed by the Cardiome Board to deal with questions or concerns relating to compliance that cannot be dealt with by management. The Cardiome Board has also adopted a Whistle Blower Policy which sets forth the procedures for (i) the receipt, retention and treatment of complaints and concerns regarding accounting, internal accounting controls and auditing matters; and (ii) the confidential and anonymous submission of complaints or concerns regarding questionable accounting or auditing matters.

In considering transactions and agreements in respect of which a director or executive officer has a material interest, the Cardiome Board ensures that the individual director or executive officer abstains from the discussion and conclusion with respect to the transaction or agreement, as the case may be.

The Company is committed to maintaining the highest standards of corporate governance and this philosophy is continually communicated by the Cardiome Board to management which in turn is emphasized to the employees of the Company on a continuous basis.

Nomination of Directors

It is the mandate of the GN Committee to identify and recommend qualified candidates for the Cardiome Board. In assessing whether identified candidates are suitable for the Cardiome Board, the GN Committee considers: (i) the competencies and skills considered necessary for the Cardiome Board as a whole; (ii) the competencies and skills that the existing directors possess and the competencies and skills nominees will bring to the Cardiome Board; and (iii) whether nominees can devote sufficient time and resources to his or her duties as a member of the Cardiome Board. In addition, the GN Committee assesses the participation, contribution and effectiveness of the individual members of the Cardiome Board on an annual basis. All members of the GN Committee are independent in accordance with the mandate of the GN Committee.

K-3

Compensation

The Compensation Committee is responsible for board compensation, establishment of salaries of executive management and senior staff and employee-employer relations. The Compensation Committee reviews and makes recommendations to the Cardiome Board regarding the corporate goals and objectives, performance and compensation of the Chief Executive Officer of the Company on an annual basis and the issuance of Cardiome Options to employees, consultants and directors. The Compensation Committee is also responsible for reviewing the recommendations of the Chief Executive Officer regarding compensation of the senior officers, the compensation policy of the Company (including internal structure, annual review and relationship to market levels and changes) and any significant changes in the Company’s benefit plan and human resources policies. The Compensation Committee is comprised of independent directors in accordance with the mandate of the Compensation Committee.

In addition, the Compensation Committee reviews and recommends changes to the compensation of the members of the Cardiome Board based on a comparison of peer companies and issues relevant to the Company. The Compensation Committee also reviews and makes recommendations regarding annual bonus policies for employees, the incentive-compensation plans and equity-based plans for the Company and reviews executive compensation disclosure before the Company publicly discloses this information. The Compensation Committee annually reviews the Company’s compensation policies and practices to consider whether they are aligned with the Company’s risk management principles and whether they might, or are reasonably likely to, encourage executives and other employees to take inappropriate or excessive risks and whether these policies or practices might present or could give rise to material risks to the Company, or otherwise affect the risks faced by the Company and management of those risks.

Further information pertaining to the compensation of directors and officers can be found in this Circular under the heading “Statement of Executive Compensation”.

Assessments

It is the Cardiome Board’s mandate, in conjunction with the GN Committee, to assess the participation, contributions and effectiveness of the Chair and the individual members of the Cardiome Board on an annual basis. The Cardiome Board also monitors the effectiveness of the Cardiome Board and its committees and the actions of the Cardiome Board as viewed by the individual directors and senior management. It is the responsibility of the GN Committee to assess the Company’s contingency plan for management succession.

K-4

SCHEDULE “1”

CARDIOME PHARMA CORP.

BOARD MANDATE

“A committed, cohesive and effective board adds value, first and foremost, by selecting the right CEO for the company. Beyond this, the board contributes to value in a number of ways discussed below. These include assessing and approving the strategic direction of the company, ensuring that management has in place appropriate processes for risk assessment, management and internal control, monitoring performance against agreed benchmarks, and assuring the integrity of financial reports. When boards add value by fulfilling their responsibilities in these areas, it will result in greater transparency and understanding of a company’s situation by its major shareholders.”

Source:	Beyond Compliance: Building a Governance Culture - Final Report issued by Joint Committee on Corporate Governance.

Purpose

The board of directors (the “Board”) of Cardiome Pharma Corp. (the “Corporation”) is responsible for the proper stewardship of the Corporation. This requires the Board to oversee the management of the business and affairs of the Corporation. The Board is mandated to represent all stakeholders of the Corporation in the selection of an appropriate Chief Executive Officer (“CEO”), assess and approve the strategic direction of the Corporation, ensure that appropriate processes for risk assessment, management and internal control are in place, monitor management performance against agreed bench marks, and assure the integrity of financial reports.

Membership and Reporting

1.	The Board will be comprised of a majority of independent directors and will have no more than nine members.

2.	Appointments to the Board will be reviewed on an annual basis. The Corporate Governance and Nomination Committee, in consultation with the CEO, is responsible for identifying and recommending new nominees with appropriate skills to the Board.

3.	The chairman of the Board (the “Chairman”) will be (a) a non-management director; or(b) a management director if the Board appoints a lead independent director as soon as reasonably practicable. The Chairman will be appointed by a vote of the Board on an annual basis.

4.	The Board will report to the shareholders of the Corporation.

5.	Each member of the Board will act in a manner such that they are able to fulfill their fiduciary duties; to act honestly and in good faith, with a view to the best interests of the Corporation and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Page 1 of 3	Approved: December 6, 2016

Terms of Reference

Meetings

1.	The Board will meet as required, but at least once quarterly.

2.	The independent directors will meet as required, without the non-independent directors and members of management, but at least once quarterly.

Meeting Preparation and Attendance

3.	In connection with each meeting of the Board and each meeting of a committee of the Board of which a director is a member, each director will:

(a)	review thoroughly the materials provided to the directors in connection with the meeting and be adequately prepared for the meeting; and

(b)	attend each meeting, in person, by phone or by video-conference depending on the format of the meeting, to the extent practicable.

Corporate Planning

4.	The Board will:

(a)	adopt a strategic planning process and approve a strategic plan each year; and

(b)	approve and monitor the operational plans and budgets of the Corporation submitted by management at the beginning of each fiscal year.

Risk Management and Ethics

5.	The Board will:

(a)	ensure that the business of the Corporation is conducted in compliance with applicable laws and regulations and according to the highest ethical standards;

(b)	identify and document the financial risks and other risks that the Corporation must face in the course of its business and ensure that such risks are appropriately managed; and

(c)	ensure that appropriate policies and procedures are in place regarding public disclosures, including periodic review and approval of changes to the Disclosure Policy.

Page 2 of 3	Approved: December 6, 2016

Supervision of Management

6.	The Board will:

(a)	to the extent feasible, satisfy itself as to the integrity of the CEO and other executive officers and that all such officers are creating a culture of integrity throughout the Corporation consistent with the Corporation’s Code of Business Conduct and Ethics;

(b)	ensure that the CEO is appropriately managing the business of the Corporation;

(c)	ensure appropriate succession planning is in place;

(d)	establish corporate objectives for CEO annually and evaluate the performance of CEO against these corporate objectives;

(e)	consider and approve major business initiatives and corporate transactions proposed by management; and

(f)	ensure the integrity of the Corporation’s internal control and management information systems.

Management of Board Affairs

7.	The Board will:

(a)	develop a process for the orientation and education of new members of the Board;

(b)	support continuing education opportunities for all members of the Board;

(c)	in conjunction with the Corporate Governance and Nomination Committee, assess the participation, contributions and effectiveness of the Chairman, and individual board members on an annual basis;

(d)	monitor the effectiveness of the Board and its committees and the actions of the Board as viewed by the individual directors and senior management;

(e)	establish the committees of the Board it deems necessary to assist it in the fulfillment of its mandate; and

(f)	disclose on an annual basis the mandate, composition of the board and its committees.

Approved: December 6, 2016

Page 3 of 3	Approved: December 6, 2016

APPENDIX “L”

NEW CORREVIO STOCK OPTION PLAN

See attached.

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CORREVIO PHARMA CORP.

INCENTIVE STOCK OPTION PLAN

Approved by the Board of Directors on [●].

Approved by the Shareholders on [●].

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SECTION 1 - GENERAL PROVISIONS

1.1	Interpretation

(a)	For the purpose of this Plan, the following terms shall have the following meanings:

“Administrative Guidelines” means the administrative guidelines relating to the Plan, which may include guidelines regarding the terms, limitations, restrictions and conditions for the grant of Options, as may be approved by the Board or an authorized committee of the Board from time to time;

“Administrator” means, initially, the secretary of the Corporation and thereafter shall mean such director, officer or employee of the Corporation as may be designated from time to time, as Administrator by the Board or an authorized committee of the Board;

“Associate” has the meaning ascribed to that term under section 1 of the Securities Act (Ontario);

“Board” means the board of directors of the Corporation;

“Certificate” means a certificate evidencing an Option, in the form set out as Schedule A hereto, or in such form as may be approved by the Board at the time of the grant of the Option;

“Common Shares” means the common shares without par value of the Corporation as currently constituted;

“Corporation” means Correvio Pharma Corp.;

“Consultant” means an individual (including an individual whose services are contracted through a personal holding corporation) with whom the Corporation or any of its Subsidiary Companies has a contract for services who is approved for participation in the Plan by the Board and for whom there exists an exemption from applicable prospectus requirements permitting the granting of an Option;

“Dependent Contractor” means an individual (including an individual whose services are contracted through a personal holding corporation) with whom the Corporation has a contract for services, under which contract the Corporation maintains the same control and direction over the details and methods of work as it would for an employee of the Corporation, but for which individual income tax deductions are not made at source;

“Effective Date” means [●];

“Eligible Person” means, subject to all applicable laws, any director, officer, employee (whether part-time or full-time), Dependent Contractor or Consultant of the Corporation or any of its Subsidiary Companies;

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“Exercise Notice” means the notice respecting the exercise of an Option, in the form set out as Schedule B hereto, duly executed by the Option Holder;

“Insider” means:

(i)	an insider as defined under section 1(1) of the Securities Act (Ontario), other than a director or senior officer of a “subsidiary” or “affiliate” (within the meaning of those terms as used in the Securities Act (Ontario) of the Corporation unless such director or senior officer (x) in the ordinary course receives or has access to information as “material facts” or “material changes” (within the meaning of those expressions as used in the Securities Act (Ontario)) concerning the Corporation before the material facts or material changes are generally disclosed: (y) is a director or senior officer of a “major subsidiary” (within the meaning of that expression found in National Instrument 55-101) of the Corporation; or (z) is an insider of the Corporation in a capacity other than as a director or senior officer of the subsidiary or affiliate;

(ii)	an Associate or affiliate of any person who is an insider by virtue of (i) above.

“Option” means an option to purchase Common Shares granted to an Eligible Person pursuant to the terms of the Plan;

“Outstanding Issue” is determined on the basis of the number of Common Shares that are outstanding (on a non-diluted basis) immediately prior to the share issuance or grant of Option in question;

“Participant” means Eligible Persons to whom Options have been granted;

“Personal Representative” means:

(i)	in the case of a deceased Participant, the executor or administrator of the deceased duly appointed by a court or public authority having jurisdiction to do so; and

(ii)	in the case of a Participant who for any reason is unable to manage his or her affairs, the person entitled by law to act on behalf of such Participant;

“Plan” means this Stock Option Plan of the Corporation;

“Share Compensation Arrangement” means any share based compensation arrangement, including:

(iii)	stock option plans for the benefit of employees, Insiders, service providers (a person or company engaged by the Corporation to provide services for an initial, renewable or extended period of twelve months or more) or any one of such groups;

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(iv)	individual stock options granted to employees, service providers or Insiders if not granted pursuant to a plan previously approved by the Corporation’s security holders;

(v)	stock purchase plans where the Corporation provides financial assistance or where the Corporation matches the whole or a portion of the securities being purchased;

(vi)	stock appreciation rights involving issuances of securities from treasury;

(vii)	any other compensation or incentive mechanism involving the issuance or potential issuances of securities of the Corporation; and

(viii)	security purchases from treasury by an employee, Insider or service provider which is financially assisted by the Corporation by any means whatsoever.

For greater certainty, arrangements which do not involve the issuance or potential issuance from treasury of securities of the Corporation are not Share Compensation Arrangements.

“Surrender Notice” means the notice respecting an exercise of the Cash Surrender Right, substantially in the form set out as Schedule C, or such other form as the Board or Chief Executive Officer of the Corporation may from time to time approve;

“Subsidiary Companies” has the meaning ascribed to it under section 1 of the Securities Act (Ontario); and

“Termination Date” means the date on which a Participant ceases to be an Eligible Person.

(b)	Words importing the singular number only shall include the plural and vice versa and words importing the masculine shall include the feminine.

(c)	This Plan is established under and the provisions of the Plan shall be interpreted and construed in accordance with the laws of British Columbia.

1.2	Purpose

The purpose of the Plan is to advance the interests of the Corporation by (i) providing Eligible Persons with additional incentive, (ii) encouraging stock ownership by such Eligible Persons, (iii) increasing the proprietary interest of Eligible Persons in the success of the Corporation, (iv) encouraging the Eligible Person to remain with the Corporation or its Subsidiary Companies, and (v) attracting new Eligible Persons.

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1.3	Administration

(a)	This Plan shall be administered by the Board or a committee of the Board duly authorized for this purpose by the Board and consisting of not less than three directors. If a committee is authorized for this purpose, all references to the Board will be deemed to be references to the committee.

(b)	Subject to the limitations of the Plan, the Board shall have the authority:

(i)	to grant Options to purchase Common Shares to Eligible Persons;

(ii)	to determine the terms, limitations, restrictions and conditions respecting such grants;

(iii)	to interpret the Plan and to adopt, amend and rescind such Administrative Guidelines and other rules and regulations relating to the Plan as it shall from time to time deem advisable;

(iv)	to construe and interpret the Plan and the Options granted thereunder;

(v)	to establish the sub-plans, procedures or guidelines for the grant of Options to Eligible Persons working outside of Canada; and

(vi)	to make all other determinations and to take all other actions in connection with the implementation and administration of the Plan including, without limitation, for the purpose of ensuring compliance with section 1.7 hereof, as it may deem necessary or advisable.

(c)	Subject to the limitations of the Plan, the Administrative Guidelines and other rules and regulations relating to the Plan and sub-plans, procedures or guidelines for the grant of Options to Eligible Persons working outside of Canada or to comply with the provisions of the laws of any country in which the Corporation or its Subsidiary Companies may operate and interpretations and other determinations in respect of the Plan adopted or made from time to time by the Board, the Chief Executive Officer of the Corporation, provided that he or she at such time is a director of the Corporation, shall have the authority:

(i)	to grant Options to purchase Common Shares to employees of the Corporation or any of its Subsidiary Companies (whether part-time or full-time); and

(ii)	to determine the terms, limitations, restrictions and conditions respecting such grants.

Any action taken by the Chief Executive Officer within the scope of his or her delegation shall be deemed for all purposes to have been taken by the Board.

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(d)	The interpretation by the Board or an authorized committee of the Board of any of the provisions of the Plan and any determination by it pursuant thereto shall be final and conclusive and shall be binding on all Participants, the Corporation and its Subsidiary Companies, any shareholder and all other persons, and shall not be subject to any dispute by any Participant. No member of the Board or any person acting pursuant to authority delegated by the Board hereunder shall be liable for any action or determination in connection with the Plan made or taken in good faith and each member of the Board and each such person shall be entitled to indemnification with respect to any such action or determination in the manner provided for by the Corporation.

1.4	Shares Reserved

(a)	Subject to adjustment as provided for herein, the number of Common Shares which will be available for purchase pursuant to Options granted pursuant to this Plan will not exceed a rolling number equal to 12.5% of the total Outstanding Issue from time to time.

(b)	The maximum number of Common Shares which may be issued under this Plan as ISOs (as defined in section 2.4 of this Plan) shall be 575,000 Common Shares.

(c)	The maximum number of Common Shares which may be reserved for issuance under Options to any one person at any time under this Plan shall be 5% of the Outstanding Issue.

(d)	Any Common Shares subject to an Option which for any reason is cancelled or terminated, including Options surrendered pursuant to section 2.3(j), shall again be available for grant under the Plan. No fractional shares shall be issued. Reference should be made to section 1.9(d) for the manner in which fractional share value shall be treated.

(e)	If there is a change in the outstanding Common Shares by reason of any stock dividend or any recapitalization, amalgamation, subdivision, consolidation, combination or exchange of shares, or other corporate change, the Board shall make, subject to the prior approval of the relevant stock exchanges, appropriate substitution or adjustment in:

(i)	the number or kind of shares or other securities reserved for issuance pursuant to the Plan; and

(ii)	the number and kind of shares subject to unexercised Options theretofore granted and in the option exercise price of such shares,

provided, however, that no substitution or adjustment shall obligate the Corporation to issue or sell fractional shares. If the Corporation is reorganized, amalgamated with another corporation or consolidated, the Board shall make such provisions for the protection of the rights of Participants as the Board in its discretion deems appropriate.

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1.5	Limits with respect to Insiders

(a)	The number of securities issuable to Insiders, at any time, under all Share Compensation Arrangements, including securities currently under grant (including outstanding options) to Insiders under all Share Compensation Arrangements, shall not exceed 10% of the Corporation’s total issued and outstanding securities.

(b)	The number of securities issued to Insiders under all Share Compensation Arrangements within a one year period shall not exceed 10% of the Corporation’s total issued and outstanding securities.

(c)	The maximum number of Common Shares which may be issued to any one Insider under the Plan within a one year period shall be 5% of the Outstanding Issue.

(d)	At any given time, the number of Options granted to non-employee directors under the Plan, in combination with all other equity awards granted to non- employee directors under any other Share Compensation Arrangement, shall be limited to the lesser of: (i) a reserve, as a group, of equity awards entitling them to acquire up to 1% of the issued and outstanding Common Shares and (ii) an annual equity award value (based on grant date fair value as determined by the Board) of $150,000 per non-employee director, provided that the total value (determined using a Black-Scholes-Merton valuation model or such other valuation model as may be approved by the Board for this purpose which the Board concludes produces a meaningful and reasonable estimate of fair value of an option) of all Options granted to any individual non-employee director of the Corporation within any calendar year shall not exceed $100,000.

1.6	Amendment and Termination

(a)	This Plan will terminate on a date as the Board may determine (without prejudice to Options granted prior to the termination of this Plan).

(b)	Subject to section 1.6(c), the Board will have the right at any time and from time to time, to amend any of the provisions of this Plan or any Option in any manner without consent or approval from any Participant or shareholder of the Corporation (provided that no such amendment may be made that will materially prejudice the rights of any Participant under any Option previously granted to the Participant without consent by such Participant), including without limitation:

(i)	to make any amendment of a typographical, grammatical, clerical or administrative nature or clarification correcting or rectifying any ambiguity, immaterial inconsistency, defective provision, mistake, or error or omission in this Plan;

(ii)	to change the provisions relating to the manner of exercise of Options, including changing or adding any form of financial assistance provided by the Corporation, or if this Plan has a fixed number of securities issuable, adding or amending provisions relating to a cashless exercise of Options which provisions so added or amended provide for a full deduction of the underlying Common Shares from the maximum number reserved for issuance under this Plan;

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(iii)	to change the terms, conditions and mechanics of grant, vesting, exercise and early expiry of Options, provided that no such change may extend an outstanding Option’s expiry date;

(iv)	to change the provisions for termination of Options so long as the change does not permit the Corporation to grant an Option with an expiry date of more than 5 years or extend an outstanding Option’s expiry date;

(v)	to make any addition to, deletion from or alteration of the provisions of this Plan that are necessary to comply with applicable law or the requirements of any regulatory or governmental agency or applicable stock exchange and to avoid unanticipated consequences deemed by the Board to be inconsistent with the purpose of the Plan; and

(vi)	to change the transferability of Options (other than ISOs as defined in Section 2.4) to permit a transfer or assignment to a spouse or other family member, an entity controlled by the Participant or spouse or family member, an RRSP or RRIF of the Participant, spouse or family member, a trustee, custodian or administrator acting on behalf of, or for the benefit of, the Participant, spouse or family member, any person recognized as a permitted assign in such circumstances in securities or stock exchange regulatory provisions, or for estate planning or estate settlement purposes.

(c)	Notwithstanding any provisions to the contrary, the Board may not, without approval by the affirmative vote of not less than a majority of the votes cast by the shareholders of the Corporation voting in person or by proxy at an annual or special meeting of the holders of such Common Shares (excluding, to the extent required pursuant to any applicable rules or regulations of any stock exchange on which the Common Shares are listed, votes of securities held directly or indirectly by Insiders benefiting from the amendment), amend this Plan or any Option to:

(i)	increase the number Common Shares that can be issued under this Plan, including an increase to the fixed maximum number of securities issuable under this Plan, either as a fixed number or a fixed percentage of the Corporation’s total issued and outstanding securities;

(ii)	reduce the exercise price or purchase price of an outstanding Option (including a cancellation of an outstanding Option for the purpose of exchange for reissuance at a lower exercise price to the same person);

(iii)	extend the expiry date of an Option (except for an extension to the expiry date of an Option to a date not later than the tenth business day after the last day of a Black Out Period if the Option expires during or within 10 business days after a Black Out Period) or amend this Plan to permit the grant of an Option with an expiry date of more than 5 years from the day the Option is granted;

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(iv)	if at any time the Plan is amended to exclude participation by non-employee directors or to include limits on participation by non-employee directors, expand the class of Eligible Persons under this Plan that would permit the introduction or re-introduction of non-employee directors on a discretionary basis or an increase on limits previously imposed on non-employee director participation;

(v)	expand the transferability or assignability of Options (other than ISOs as defined in Section 2.4), other than an amendment that would permit transfer or assignment of an Option to a spouse, or other family member, an entity controlled by the Participant or spouse or family member, an RRSP or RRIF of the Participant, spouse or family member, a trustee, custodian or administrator acting on behalf of, or for the benefit of, the Participant, spouse or family member, any person recognized as a permitted assign in such circumstances in securities or stock exchange regulatory provisions, or for estate planning or estate settlement purposes;

(vi)	amend this Plan to increase any maximum limit of the number of securities that may be:

A.	issued to Insiders of the Corporation within any one year period, or

B.	issuable to Insiders of the Corporation at any time;

which may be specified in this Plan, when combined with all of the Corporation’s other Share Compensation Arrangements, to be in excess of 10% of the Corporation’s total issued and outstanding securities, respectively;

(vii)	if this Plan has a fixed maximum number of securities issuable, add or amend any provision that allows for the exercise of Options without cash consideration, whether the Participant receives the intrinsic value in the form of securities from treasury or the intrinsic value in cash, where the provision so added or amended does not provide for a full deduction of the underlying Common Shares from the maximum number issuable under this Plan or, if this Plan does not have a fixed maximum number of securities issuable, add any provision that allows for the exercise of Options without cash consideration where a deduction may not be made for the number of Common Shares underlying the Options from this Plan reserve; and

(viii)	change the amendment provisions of this Plan;

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provided that shareholder approval will not be required for increases or decreases or substitution or adjustment to the number or kind of shares or other securities reserved for issuance pursuant to this Plan or the number and kind of shares subject to unexercised options granted and in the option exercise price of such shares and the making of provisions for the protection of the rights of participants under this Plan in accordance with the section or sections of this Plan which provide for such increase, decrease, substitution, adjustments or provisions in respect of certain events, including any change in the outstanding Common Shares by reason of any stock dividend or any recapitalization, amalgamation, subdivision, consolidation, combination or exchange of shares, other corporate change or reorganization, amalgamation or consolidation of the Corporation, or for the amendment of such section or sections.

(d)	The full powers of the Board as provided for in this Plan will survive the termination of this Plan until all Options have been exercised in full or have otherwise expired. If this Plan is terminated, the provisions of this Plan and any Administrative Guidelines, and other rules and regulations adopted by the Board and in force at the time of termination of this Plan shall continue in effect during such time as an Option or any rights pursuant thereto remain outstanding.

1.7	Compliance with Legislation and Withholding

(a)	The Plan, the grant and exercise of Options hereunder and the Corporation’s obligation to sell and deliver Common Shares or make payment upon exercise of Options shall be subject to all applicable federal, provincial, territorial and foreign laws, rules and regulations, including all applicable corporate, securities and income tax laws (including any applicable provisions of the Income Tax Act (Canada), the United States Internal Revenue Code of 1986 and income tax legislation of any other jurisdiction (including any jurisdiction within Canada or the United States, such as a province, state or territory) and the regulations thereunder), in each case as the same may from time to time be amended, the rules and regulation of any stock exchange on which the Common Shares are listed for trading and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel to the Corporation, be required. The Corporation shall not be obliged by any provision of the Plan or the grant of any Option hereunder to issue or sell Common Shares or make any payment in violation of such laws, rules and regulations or any condition of such approvals. No Option shall be granted and no Common Shares issued or sold hereunder where such grant, issue or sale would require registration of the Plan or of Common Shares under the securities laws of any foreign jurisdiction and any purported grant of any Option or issue or sale of Common Shares hereunder in violation of this provision shall be void. In addition, the Corporation shall have no obligation to issue any Common Shares pursuant to the Plan unless such Common Shares shall have been duly listed, upon official notice of issuance, with all stock exchanges on which the Common Shares are listed for trading. Common Shares issued and sold to Participants pursuant to the exercise of Options may be subject to limitations on sale or resale under applicable securities laws and, if deemed necessary or expedient by the Board, the certificates representing the Common Shares issued upon the exercise of Options shall have a legend pertaining to such restriction.

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(b)	Without limiting the generality of the foregoing or any other provision hereof, the Corporation may take such steps and require such documentation from Participants as the Board may from time to time determine are necessary or desirable to ensure compliance with all applicable laws and the terms of the Plan.

(c)	In taking any action under the Plan, or in relation to any rights or benefits hereunder, the Corporation and each Participant shall comply with all provisions and requirements of any income tax legislation or regulations of any jurisdiction which may be applicable to the Corporation or holder, as the case may be.

(d)	The Corporation and any of its Subsidiary Companies may withhold, or cause to be withheld, and deduct, or cause to be deducted, any amount the Corporation or any of its Subsidiary Companies is required by applicable law to withhold or deduct on account of income taxes or other deductions required by any Canadian or foreign, federal, provincial, territorial, state or local taxing authorities or other amounts required by law to be withheld in relation to the grant or exercise or surrender of any Option or any payment or benefit under this Plan.

(e)	The Corporation and any of its Subsidiary Companies shall have the right to require, in connection with exercise or surrender of any Option, payment by the Participant of any amount the Corporation or any of its Subsidiary Companies is required to withhold or deduct as contemplated in section 1.7(d) in order to satisfy all tax obligations, including withholding obligations, in connection with such exercise and any payment or benefit under this Plan in respect thereof.

(f)	The Corporation shall have the right to sell, or arrange for the sale, in the market or as the Corporation may determine, on behalf of any Participant, such portion of any Common Shares issuable to the Participant on exercise of any Option as the Corporation may determine, in order to realize net cash proceeds sufficient to permit the Corporation or any of its Subsidiary Companies to pay any amount the Corporation or any of its Subsidiary Companies is required to withhold or deduct as contemplated in section 1.7(d) (the “Tax Withholding Amount”) and shall have the right to withhold, or cause to be withheld, or deduct, or cause to be deducted, from such proceeds any or all of such Tax Withholding Amount. Unless the Board otherwise determines, the Participant shall be responsible for paying all transaction costs, including brokerage commissions or similar fees (collectively, the “Transaction Costs”), in connection with such sales and the Corporation may authorize any investment bank or other person selling Common Shares on behalf of the Participant to sell additional Common Shares on behalf of the Participant in order to realize sufficient proceeds to pay such Transaction Costs and such investment bank or other person shall be entitled to so sell such additional shares on behalf of the Participant and deduct from the proceeds of such sale such Transaction Costs. If any investment bank or other person sells any Common Shares on behalf of a Participant as contemplated in this section 1.7(f), any net amount after deduction of the Tax Withholding Amount and Transaction Costs shall be paid to the holder.

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(g)	The Corporation and any of its Subsidiary Companies may take such other action as the Board may consider advisable to enable the Corporation or any of its Subsidiary Companies and any Participant to satisfy obligations for the payment of withholding or other tax obligations in connection with the grant or exercise or surrender of any Option, any payment required under this Plan or which may otherwise be required by any applicable laws in respect of this Plan or any benefit or amount under this Plan.

(h)	Each Participant (or the Participant’s legal representatives) shall bear and be responsible for any and all income or other tax imposed in respect of the grant and exercise or surrender of any Option under the Plan and in respect of any amount payable to or benefit received or deemed to be received by such Participant (or legal representative) under the Plan. Each Participant shall be responsible for reporting and paying all income and other taxes applicable to or payable in respect of any Option granted to the Participant, any exercise or surrender of such Option, any payment required under this Plan and any transactions involving Common Shares which may be issued on exercise of any Option, and any dividends or distributions in respect thereof, or proceeds from any sale or disposition thereof, including, without limitation, any taxes payable in respect of any sale or disposition of Common Shares made by or on behalf of the holder (including as contemplated in section 1.7(f)).

(i)	If the Corporation (or any of its Subsidiary Companies) does not withhold any amount or require payment of an amount by a Participant (or legal representative), sufficient to satisfy all income tax obligations referred to in section 1.7(d), the Participant (or legal representative) shall forthwith make reimbursement, on demand, in cash, of any amount paid by the Corporation (or any of its Subsidiary Companies) in satisfaction of any such obligation.

1.8	Effective Date

This Plan will supersede and replace all previous stock option plans on the Effective Date. This Plan is subject to the approval of:

(a)	the Toronto Stock Exchange; and

(b)	if required by applicable federal, provincial and foreign laws, rules and regulations, the rules and regulation of any stock exchange on which the Common Shares are listed for trading or any regulatory or governmental agency, then the shareholders of the Corporation, given by the affirmative vote of a majority of the votes attached to the Common Shares of the Corporation entitled to vote and represented and voted at an annual or special meeting of the holders of such Common Shares held, among other things, to consider and approve the Plan, and until such approvals are obtained Options granted pursuant to the Plan shall not be exercisable.

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1.9	Miscellaneous

(a)	Nothing contained herein shall prevent the Board from adopting other or additional compensation arrangements, subject to any required approval.

(b)	Nothing contained in the Plan nor in any Option granted thereunder shall be deemed to give any Participant any interest or title in or to any Common Shares of the Corporation or any rights as a shareholder of the Corporation or any other legal or equitable right against the Corporation whatsoever other than as set forth in the Plan and pursuant to the exercise of any Option.

(c)	The Plan does not give any Eligible Person the right or obligation to or to continue to serve as a director, officer, Consultant, Dependent Contractor or employee, as the case may be, of the Corporation or any of its Subsidiary Companies. The awarding of Options to any Eligible Person is a matter to be determined in the discretion of the Board or, subject to the provisions of section 1.3(c), the Chief Executive Officer of the Corporation. The Plan shall not in any way fetter, limit, obligate, restrict or constrain the Board with regard to the allotment or issue of any Common Shares or any other securities in the capital of the Corporation or any of its subsidiaries other than as specifically provided for in the Plan.

(d)	No fractional Common Shares shall be issued upon the exercise of Options and, accordingly, if a Participant would become entitled to a fractional Common Share upon the exercise of an Option, such Participant shall only have the right to purchase the next lowest whole number of Common Shares and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

(e)	The grant of an Option shall be conditional upon the Eligible Person to whom the Option is granted completing, signing and delivering to the Corporation all documents as may be required by the regulatory authorities having jurisdiction.

(f)	The Board shall have the authority to adopt such sub-plans, procedures and guidelines as may be necessary or desirable to comply with provisions of the laws of any country in which the Corporation or its Subsidiary Companies may operate to assure the viability of the benefits from Options granted to Participants performing services in such country to meet the objectives of the Plan.

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SECTION 2 - OPTIONS

2.1	Grants and Eligibility

Options may be granted under this Plan to any Eligible Person. Subject to the provisions of the Plan, the Board (and, subject to the provisions of section 1.3(c), the Chief Executive Officer of the Corporation, at the time of the grant of any Options, in respect of Options granted under that section) shall have the authority to determine the limitation, restrictions and conditions, if any, in addition to or in variation of those set forth in section 2.3 hereof, applicable to the exercise of an Option, including, without limitation, the nature and duration of the restrictions, if any, to be imposed upon the exercise of the Option or the sale or other disposition of Common Shares acquired upon exercise of the Option, and the nature of the events, if any, and the duration of the period in which any Participant’s rights in respect of Common Shares acquired upon exercise of an Option may be forfeited, with the discretion in the Board to modify or rescind any limitations, restrictions or conditions applicable to the exercise of any Option (including, for greater certainty, Options granted pursuant to section 1.3(c)) in the event of certain corporate developments including but not limited to a take over bid, reorganization, merger, change in capital or amalgamation. An Eligible Person may receive Options on more than one occasion under the Plan and may receive separate Options on any one occasion.

2.2	Option Price

The Board (and, subject to the provisions of section 1.3(c), the Chief Executive Officer of the Corporation, in respect of Options granted under that section) shall establish the option exercise price at the time each Option is granted, which shall in all cases be not less than the closing price of the Common Shares on the Toronto Stock Exchange immediately preceding the date of grant.

2.3	Exercise of Options

(a)	Subject to section 2.3(h), Options granted must be exercised no later than 5 years after the date of grant or such lesser period as may be determined by the Board (or, in the case of Options granted under section 1.3(c), subject to the provisions of section 1.3(c), such lesser period as may be determined by the Chief Executive Officer of the Corporation at the time of grant of such Option).

(b)	Subject to the provisions of sections 2.2, 2.3(a) and 2.3(d), each Option may be exercised at such time or times as may be determined by the Board (or, in the case of Options granted under section 1.3(c), subject to the provisions of section 1.3(c), such lesser period as may be determined by the Chief Executive Officer of the Corporation at the time of grant of such Option), on such terms, conditions and limitations as the Board may from time to time determine (or, in the case of Options granted under section 1.3(c), subject to the provisions of section 1.3(c), the Chief Executive Officer of the Corporation may determine at the time of grant of such Option) with respect to each Option, which terms, conditions and limitations may (but need not), in the discretion of the Board (or, in the case of Options granted under section 1.3(c), subject to the provisions of section 1.3(c), the Chief Executive Officer of the Corporation as at the time of the grant of such Option), provide that the Option may not be exercised except in accordance with such limitations based on the passage of time after the date on which such Option is granted, the satisfaction of performance criteria relating generally to the Corporation or particularly to the Participant or the satisfaction of any other conditions (including any combination of the foregoing), and subject to such terms, conditions, limitations and provisos, as the Board may in its discretion determine (or, in the case of Options granted under section 1.3(c), subject to the provisions of section 1.3(c), the Chief Executive Officer of the Corporation may determine at the time of grant of such Option).

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(c)	Without limiting the generality of section 2.3(b), the Board may, in its discretion, notwithstanding any limitations previously determined by the Board or the Chief Executive Officer of the Corporation or previously required under the terms of this Plan for the right of a Participant to exercise any Option, allow any Participant under any Option to purchase all or any of the Common Shares then subject to such Option if the Board in its discretion determines to permit the Participant to exercise such Option in respect of such Common Shares.

(d)	An Option may be exercised only by the Participant or the Personal Representative of any Participant. An Option may be exercised, in whole or in part (subject to any applicable exercise restrictions), at any time or from time to time up to 4:00 p.m. (Vancouver time) on its expiry date by: (i) delivering to the Administrator an Exercise Notice and the applicable Certificate and (ii) subject to section 2.3(i), delivering to the Administrator a cheque or bank draft payable to the Corporation in an amount equal to the aggregate exercise price of the Common Shares to be purchased pursuant to the exercise of the Option or, if permitted by the Corporation, paying such aggregate exercise price by wire transfer to a bank account of the Corporation which the Corporation has designated for such purpose.

(e)	As soon as practicable following the receipt of the Exercise Notice, the Administrator shall cause to be delivered to the Participant a certificate for the Common Shares so purchased. Subject to section 2.3(i) if the number of Common Shares so purchased is less than the number of Common Shares subject to the Certificate surrendered, the Administrator shall forward a new Certificate to the Participant concurrently with delivery of the aforesaid share certificate for the balance of the Common Shares available under the Option.

(f)	Subject to section 2.3(g)(ii), Options shall not be transferable or assignable, in whole or in part, except that an Option may be transferred by will or the laws of decent or distribution.

(g)	Subject to section 2.3(a) and except as otherwise determined by the Board (or, in the case of Options granted under section 1.3(c), subject to the provisions of section 1.3(c), the Chief Executive Officer of the Corporation may determine at the time of grant of such Option):

(i)	if a Participant ceases to be an Eligible Person for any reason whatsoever other than death, each Option held by the Participant will cease to be exercisable

A.	in the case of a Participant that was a director of the Corporation and has ceased to be an Eligible Person by virtue of such Participation ceasing for any reason other than death to be a director of the Corporation, twelve months after the date the Participant ceases to be a director of the Corporation, and

B.	in any other case 30 days after the Termination Date.

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If any portion of an Option is not vested by the Termination Date, that portion of the Option may not under any circumstances be exercised by the Participant. Without limitation, and for greater certainty only, this provision will apply regardless of whether the Participant was dismissed with or without cause and regardless of whether the Participant received compensation in respect of dismissal or as entitled to a period of notice of termination which would otherwise have permitted a greater portion of the Option to vest with the Participant; and

(ii)	if a Participant dies prior to an Option held by the Participant ceasing to be exercisable, the legal representative of the Participant may exercise the Participant’s Options within twelve months after the date of the Participant’s death, but only to the extent the Options were by their terms exercisable on the date of death.

(h)	Notwithstanding anything to the contrary in the foregoing provisions, if the expiry of an Option pursuant to this Plan occurs during the Blackout Period or within two business days after the end of a Blackout Period, the expiry date for the Option will be the tenth business day after the end of such Blackout Period, provided that the foregoing exception shall not apply to any ISO (as defined in Section 2.4).

As used herein, the following terms shall have the meanings indicated:

(i)	“Blackout Period” means any period during which a policy of the Corporation or any “affiliate” of the Corporation (within the meaning of that expression as used in the Securities Act (Ontario)) prohibits or prevents any Participant from trading Common Shares or exercising an Option; and

(ii)	“business day” means a day, other than Saturday, Sunday and any other day which is a statutory holiday in British Columbia or on which the Common Shares are not available for trading on the facilities of the Toronto Stock Exchange or through the Nasdaq Global Market.

(i)	Notwithstanding section 2.3(d), in lieu of paying the exercise price for Shares to be issued pursuant to the exercise of an Option pursuant to section 2.3(d), a Participant (or Personal Representative) that is entitled to exercise an Option that exercises an Option may elect to acquire a number of Common Shares subject to the Option determined by subtracting the exercise price under the Option from the Current Market Price of the Common Shares as of the date of exercise, multiplying the difference by the number of Common Shares subject to the Option which may be exercised, or a portion thereof representing an option to acquire a whole number of Common Shares, which the Participant (or Personal Representative) wishes to exercise, and then dividing that product by the Current Market Price of the Common Shares as of the date of exercise, rounded down to the next lowest whole number of Common Shares and, make payment of the aggregate exercise price of Common Shares to be purchased upon exercise of an Option by exchanging the Option or the portion of the Option being exercised (the “Cashless Alternative”) as set out in the following formula:

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X = Y (A-B)

A

Where	X	=	The number of Common Shares to be issued to the Option holder
	Y	=	The number of Common Shares purchasable under the portion of the Option being exchanged (as adjusted to the date of such calculation)
	A	=	The Current Market Price of one of the Common Shares to which the Option pertains as of the exercise date
	B	=	The exercise price of the Option (as adjusted to the date of such calculation)

As set out below, the number of Common Shares to be issued to the Option holder (X), if not a whole number, will be rounded down to the nearest whole number.

As used in this Section 2.3(i), the “Current Market Price” means the closing price of the Common Shares on the Toronto Stock Exchange, on (i) the date of exercise, if such date is a “trading day” (a day on which such exchange is not closed for trading and on which shares may be traded through the facilities of such exchange), or (ii) if such date is not a trading day, the immediately preceding trading day, as reported by the Toronto Stock Exchange provided that if, on any such trading day, there is no such reported closing price, the “Current Market Price” will be the average of the closing bid and ask prices per share for board lots of the Common Shares on the Toronto Stock Exchange on such trading day, as reported by the Toronto Stock Exchange, rounded up to the nearest cent, and provided further that if the Common Shares are not listed and posted for trading on the Toronto Stock Exchange, the “Current Market Price” will be the value determined in good faith by the Board.

Without limited the generality of the provisions of section 1.7, the Corporation or any subsidiary of the Corporation may withhold, or cause to be withheld, any amount the Corporation or any of its subsidiaries is required by applicable law to withhold or deduct on account of income taxes or other deductions required by any Canadian or foreign federal, provincial, state or local taxing authorities or other amounts required by law to be withheld in relation to any Cashless Alternative election and may deduct such amount from any payment required to be made under the Option, or any other amount payable by the Corporation or any subsidiary of the Corporation to the Participant. The Participant (or Personal Representative) shall bear and be responsible for any and all income or other tax imposed in respect of any Cashless Alternative election. If the Corporation so determines, the Corporation shall have the right to require, prior to delivery of any Common Shares upon exercise of an Option pursuant to the Cashless Alternative, payment by the Participant (or Personal Representative) of the excess of any applicable Canadian or foreign federal, provincial, state local or other taxes over any amounts withheld by the Corporation, in order to satisfy the tax obligations in respect of any Cashless Alternative election. If the Corporation (or any subsidiary of the Corporation) does not withhold an amount, or require payment of an amount by a Participant (or Personal Representative), sufficient to satisfy all income tax obligations, the Participant shall make reimbursement, on demand, in cash, of any amount paid by the Corporation in satisfaction of any tax obligation.

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In the event that a Participant (or Personal Representative) elects to exercise an Option that is fully exercisable, or a portion thereof, for Common Shares in accordance with the Cashless Alternative, the Option, or such portion thereof, will be, and will be deemed to have been exercised, and the Corporation will issue to the Participant (or Personal Representative) the appropriate number of Common Shares determined as provided above. In the event only a portion of an Option is exercised, the Administrator shall forward a new Certificate to the Participant concurrently with delivery of the share certificate representing the Common Shares purchased pursuant to such exercise, for the balance of the Common Shares remaining available under the Option. (For example, if a Participant holds an Option which entitles the holder to acquire an aggregate of 20,000 Common Shares and wishes to exercise the Option by the Cashless Alternative only in respect of 15,000 Common Shares, the Participant would be entitled to acquire the applicable number of Common Shares determined in relation to such 15,000 Common Shares, and the Option would be exercised in relation to such 15,000 Common Shares, and the Participant would be entitled to receive a new Certificate for the balance of the 5,000 Common Shares remaining available under the Option.)

No fractional Common Shares shall be issued upon exercise of any Option pursuant to the Cashless Alternative and, if a Participant would become entitled to a fractional Common Share upon such exercise, such Participant shall only have the right to purchase the next lowest whole number of Common Shares and no payment or other adjustment will be made with respect to the fractional interest so disregarded. For greater certainty, if a Participant (or Personal Representative) elects to exercise an Option by the Cashless Alternative by exchanging only a portion of the Option being exercised, representing less than all of the number of Common Shares subject to the Certificate surrendered, the new Certificate for the balance of the Common Shares remaining available under the Option will represent an Option to acquire a number of Common Shares equal to the number of Common Shares subject to the Certificate surrendered in respect of which the Cashless Alternative was not elected, without any adjustment with respect to any fractional interest in relation to the portion of the Option that was exercised pursuant to the Cashless Alternative.

Without limiting the generality of section 2.3(b), the Board may, in its discretion, from time to time (and, in the case of Options granted under section 1.3(c), subject to the provisions of section 1.3(c), the Chief Executive Officer of the Corporation, may, in his or her discretion, at the time of grant of an Option), determine that any Option or Options granted hereunder may not be exercised pursuant to the Cashless Alternative and that the payments for Shares that may be purchased under any one or more Options granted hereunder specified by the Board (or Chief Executive officer, as applicable) must be paid by cheque or bank draft or wire transfer as provided in section 2.3(d).

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(j)	At any time when an Option is exercisable, the Participant or the Personal Representative of a Participant shall have the right (the “Cash Surrender Right”), at the option of the Participant (or Personal Representative), to surrender to the Corporation the Option which could be exercised, or a portion thereof representing an option to acquire a whole number of Common Shares, which the Participant (or Personal Representative) wishes to surrender, and require the Corporation to pay to the Participant (or Personal Representative), in satisfaction of the Participant’s rights under the Option, or portion of the Option being surrendered, and the Plan in respect thereof, a cash payment in an amount equal to the product obtained by multiplying (i) the number of Common Shares which may be acquired on exercise of such Option, or portion, by (ii) the amount determined by subtracting the exercise price under the Option from the Current Market Price of the Common Shares at the time of receipt by the Corporation of the Surrender Notice.

As used in this Section 2.3(j), the “Current Market Price” means the closing price of the Common Shares on the Toronto Stock Exchange, on (i) the date of receipt by the Corporation of the Surrender Notice, if such date is a trading day, or (ii) if such date is not a trading day, the immediately preceding trading day, as reported by the Toronto Stock Exchange provided that if, on any such trading day, there is no such reported closing price, the “Current Market Price” will be the average of the closing bid and ask prices per share for board lots of the Common Shares on the Toronto Stock Exchange on such trading day, as reported by the Toronto Stock Exchange, rounded up to the nearest cent, and provided further that if the Common Shares are not listed and posted for trading on the Toronto Stock Exchange, the “Current Market Price” will be the value determined in good faith by the Board.

The Cash Surrender Right may be exercised by delivering to the Administrator a duly completed and executed Surrender Notice, together with the Certificate representing the applicable Option.

As soon as practicable following receipt of the Surrender Notice, the Corporation shall pay to the Participant (or Personal Representative) the amount determined as provided above, rounded down to the nearest cent. Upon such payment the Option, or the portion being surrendered, will be cancelled and all rights of the Participant thereunder will terminate. Any Common Shares subject to the Option, or the portion surrendered, so cancelled shall again be available for grant under the Plan.

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If a Participant (or Personal Representative) elects to surrender only a portion of any Option, only that portion of the Option so surrendered will be cancelled. In such case, the Administrator shall forward a new Certificate to the Participant for the balance of the Common Shares remaining available under the Option. (For example, if a Participant holds an Option which entitles the holder to acquire an aggregate of 20,000 Common Shares and elects to exercise the Cash Surrender Right only in respect of 15,000 Common Shares, the Option would be surrendered in relation to such 15,000 Common Shares and the Participant would be entitled to receive a cash payment determined in relation to such 15,000 Common Shares, and to receive a new Certificate for the balance of the 5,000 Common Shares remaining available under the Option.)

Without limiting the generality of the provisions of section 1.7, the Corporation or any subsidiary of the Corporation may withhold, or cause to be withheld, and deduct, or cause to be deducted, from any payment required to be made hereunder, or any other amount payable to the Participant, any amount the Corporation or any of its subsidiaries is required by applicable law to deduct and withhold therefrom on account of income taxes or other deductions required by any Canadian or foreign federal, provincial, state or local taxing authorities or other amounts required by law to be withheld in relation to such surrender and payment. The Participant (or Personal Representative) shall bear and be responsible for any and all income or other tax imposed on amounts paid to the Participant (or, Personal Representative of a Participant) hereunder. If the Corporation so determines, the Corporation shall have the right to require, prior to making any payment hereunder, payment by the recipient of the excess of any applicable Canadian or foreign federal, provincial, state, local or other taxes over any amounts withheld by the Corporation, in order to satisfy the tax obligations in respect of any payment hereunder. If the Corporation (or any subsidiary of the Corporation) does not withhold from payment, or require payment of an amount by a recipient, sufficient to satisfy all income tax obligations, the Participant shall make reimbursement, on demand, in cash, of any amount paid by the Corporation in satisfaction of any tax obligation.

Without limiting the generality of section 2.3(b), the Board may, in its discretion, from time to time (and in the case of Options granted under section 1.3(c), the Chief Executive Officer of the Corporation, may, in his or her discretion, at the time of grant of an Option), determine that any Participant may not exercise the Cash Surrender Right, or impose limitations or restrictions or conditions upon the extent that any Participant may exercise the Cash Surrender Right. In addition, without limiting the generality of the foregoing, the Board may from time to time determine a maximum amount in respect of which any Participant may, in one or multiple exercises of the Cash Surrender Right, exercise such right, having regard to the cash resources of the Corporation that may be available for payment pursuant hereto. If the Board makes such determination, no Participant (or Personal Representative of any Participant) may exercise the Cash Surrender Right in relation to any Option or Options where the amount required to be paid pursuant hereto would exceed such maximum amount.

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2.4	U.S. Participants

Any Option granted under the Plan to a Participant who is a citizen or resident of the United States (including its territories, possessions and all areas subject to the jurisdiction) (a “U.S. Participant”) may be an incentive stock option (an “ISO”) within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, of the United States (the “Code”), but only if so designated by the Corporation in the agreement evidencing such Option. No provision of this Plan, as it may be applied to a U.S. Participant with respect to Options which are designated as ISOs, shall be construed so as to be inconsistent with any provision of Section 422 of the Code or the Treasury Regulations thereunder. Grants of Options to U.S. Participants which are not designated as or otherwise do not qualify as ISOs will be treated as nonstatutory stock options for U.S. federal tax purposes. Notwithstanding anything in this Plan contained to the contrary, the following provisions shall apply to ISOs granted to each U.S. Participant:

(a)	ISOs shall only be granted to individual U.S. Participants who are, at the time of grant, employees of the Corporation within the meaning of the Code. Any director of the Corporation who is a U.S. Participant shall be ineligible to vote upon the granting of such Option;

(b)	the aggregate fair market value (determined as of the time an ISO is granted) of the Common Shares subject to ISOs exercisable for the first time by a U.S. Participant during any calendar year under this Plan and all other stock option plans, within the meaning of Section 422 of the Code, of the Corporation shall not exceed One Hundred Thousand Dollars in U.S. funds (U.S.$100,000);

(c)	the Option Price for Common Shares under each ISO granted to a U.S. Participant pursuant to this Plan shall be not less than fair market value of such Common Shares at the time the Option is granted, as determined in good faith by the directors at such time (unless such ISO is granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Section 424(a) of the Code);

(d)	if any U.S. Participant to whom an ISO is to be granted under the Plan at the time of the grant of such ISO is the owner of shares possessing more than ten percent (10%) of the total combined voting power of all classes of shares of the Corporation, then the following special provisions shall be applicable to the ISO granted to such individual:

(i)	the Option Price (per share) subject to such ISO shall not be less than one hundred ten percent (110%) of the fair market value of one Common Share at the time of grant; and

(ii)	for the purposes of this Section 2.4(d)(ii) only, the exercise period shall not exceed five (5) years from the date of grant;

(e)	no ISO may be granted hereunder to a U.S. Participant following the expiration of ten (10) years after the date on which this Plan is adopted by the Corporation or the date on which the Plan is approved by the shareholders of the Corporation, whichever is earlier; and

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(f)	no ISO granted to a U.S. Participant under the Plan shall become exercisable unless and until the Plan shall have been approved by the shareholders of the Corporation.

2.5	Incorporation of Terms of Stock Option Plan

Subject to specific variations approved by the Board (or, in the case of Options granted under section 1.3(c), subject to the provisions of section 1.3(c), the Chief Executive Officer of the Corporation at the time of the grant of such Option), all terms and conditions set out herein will be deemed to be incorporated into and form part of each Option granted under this Stock Option Plan.

2.6	Merger of Amended 1998 Incentive Stock Option Plan

The Amended 1998 Incentive Stock Option Plan of the Corporation shall be deemed to be merged herein, such that all Options outstanding under the Amended 1998 Incentive Stock Option Plan of the Corporation shall be deemed to be outstanding under the Plan to the same extent as if they were originally granted hereunder, and shall be governed hereby and entitled to all of the benefits and obligations herein.

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SCHEDULE A

OPTION CERTIFICATE

This Certificate is issued pursuant to the provisions of the Correvio Pharma Corp. (the “Corporation”) Incentive Stock Option Plan (the “Plan”) and evidences that                                        is the holder of an option (the “Option”) to purchase up to                  common shares (the “Shares”) in the capital stock of the Corporation at a purchase price of $ per Share. Subject to the provisions of the Plan, the expiry date of this Option is                                     (the “Expiry Date”).

Other Restrictions

The Option will vest as follows:

                                     immediately upon grant, allowing the holder of the Option to purchase up to                                Shares at the specified purchase price;

               % on the first anniversary of the date of grant, allowing the holder of the Option to purchase                     Shares at the specified purchase price;

                 % on the second anniversary of the date of grant, allowing the holder of the Option to purchase                     Shares at the specified purchase price;

                 % on the third anniversary of the date of grant, allowing the holder of the Option to purchase                            Shares at the specified purchase price; and

Other than as disclosed above, this Option may be exercised at any time up to 4:00 p.m. (Vancouver time) on the Expiry Date, by (i) delivering to the Administrator of the Plan an Exercise Notice, in the form provided in the Plan, together with this Certificate and (ii) delivering or causing to be delivered to the Administrator of the Plan a cheque or bank draft payable to Correvio Pharma Corp. in an amount equal to the aggregate of the Exercise Price of the Common Shares in respect of which this Option is being exercised or, if permitted by the Corporation, paying such aggregate exercise price by wire transfer to a bank account of the Corporation which the Corporation has designated for such purpose. Subject to the terms, conditions and limitations of the Option, as determined by the board of directors of the Corporation (or, in the case of Options granted under section 1.3(c) of the Plan, the Chief Executive Officer of the Corporation at the time of grant of such Option), the Option may be exercisable in accordance with the “Cashless Alternative” set out in section 2.3(i) of the Plan.

A-1

This Certificate and the Option evidenced hereby is not assignable, transferable or negotiable and is subject to the detailed terms and conditions contained in the Plan. This Certificate is issued for convenience only and in the case of any dispute with regard to any matter in respect hereof, the provisions of the Plan and the records of the Corporation shall prevail.

DATED:

CORREVIO PHARMA CORP.

Per:
(Authorized Signatory)

A-2

SCHEDULE B

EXERCISE NOTICE

To:	The Administrator, Stock Option Plan

Correvio Pharma Corp.

[●]

The undersigned hereby irrevocably gives notice, pursuant to the Correvio Pharma Corp. (the “Corporation”) Incentive Stock Option Plan (the “Plan”), of the exercise of the Option to acquire and hereby subscribes for (cross out items not applicable):

(a)	all of the Common Shares; or

(b)	of the Common Shares which may be purchased under the Option;

(c)	subject to the terms of the Plan and the Option, the number of Common Shares which may be purchased under the Option pursuant to the Cashless Alternative set out in section 2.3(i) of the Plan, in exchange for the option to purchase of the Common Shares which may be purchased under the Option.

Calculation of total Exercise Price (cash exercise):

(i)	number of Common Shares to be acquired on exercise: Common Shares;

(ii)	times the exercise price per Common Share: $

TOTAL EXERCISE PRICE, enclosed or paid by wire transfer, if permitted: $

The undersigned (i) tenders herewith a cheque or bank draft (circle one) in the amount of $                        payable to Correvio Pharma Corp. in an amount equal to the total exercise price for the Common Shares being purchased, as calculated above, or (ii) if permitted by the Corporation, has wire transferred to the Corporation an amount equal to such total exercise price, or (iii) subject to the terms of the Plan and the Option, is electing to make payment of the aggregate exercise price of the Common Shares to be purchased pursuant to the Cashless Alternative set out in section 2.3(i) of the Plan as set out in clause (c) above, and, in each case, directs the Corporation to issue the share certificate evidencing the Common Shares purchased in the name of the undersigned to be mailed to the undersigned at the following address:

DATED the              day of                  ,

Signature of Witness	Signature of Participant

Name of Witness (please print)	Name of Participant (please print)

B-1

SCHEDULE C

SURRENDER NOTICE

To:	The Administrator, Stock Option Plan

Correvio Pharma Corp.

[●]

The undersigned hereby irrevocably exercises, pursuant to the Correvio Pharma Corp. (the “Corporation”) Incentive Stock Option Plan (the “Plan”), the “Cash Surrender Right” (as defined in the Plan) to surrender the option (the “Surrendered Option”) to acquire [cross out item not applicable]:

(a)	All of the Common Shares subject to the Option; or

(b)	of the Common Shares subject to the Option;

represented by the Certificate delivered herewith, and agrees to accept payment in cash in satisfaction of the rights of the “Participant” (as defined in the Plan) under the Surrendered Option (and under the Plan, in respect thereof).

The undersigned acknowledges and agrees that upon such payment being made as provided in the Plan, the Surrendered Option will be cancelled and terminated and the undersigned releases all rights under the Surrendered Option effective upon such payment being made.

Payment may be made by cheque mailed to the undersigned at the following address:

or delivered to the undersigned.

DATED the              day of                  ,

Signature of Witness	Signature of Participant

Name of Witness (please print)	Name of Participant (please print)

C-1

APPENDIX “M”

NEW CORREVIO RSU PLAN

See attached.

M-1

CORREVIO PHARMA CORP.

RESTRICTED SHARE UNIT PLAN

EFFECTIVE [●].

Approved by the Board of Directors on [●]

Approved by the Shareholders on [●]

M-2

CORREVIO PHARMA CORP.

RESTRICTED SHARE UNIT PLAN

1.	PURPOSE

1.1	This Plan has been established by the Corporation to assist the Corporation in the recruitment and retention of highly qualified employees and consultants by providing a means to reward superior performance, to motivate Participants under the Plan to achieve important corporate and personal objectives and, through the issuance of Share Units to Participants under the Plan, to better align the interests of Participants with the long-term interests of Shareholders.

2.	PLAN DEFINITIONS AND INTERPRETATIONS

In this Plan, the following terms have the following meanings:

(a)	“Account” means the bookkeeping account established and maintained by the Corporation for each Participant in which the number of Share Units of the Participant are recorded;

(b)	“Applicable Law” means any applicable provision of law, domestic or foreign, including, without limitation, applicable securities legislation, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder and Stock Exchange Rules;

(c)	“Beneficiary” means any person designated by the Participant as his or her beneficiary under the Plan in accordance with Section 14.1 or, failing any such effective designation, the Participant’s legal representative;

(d)	“Board” means the Board of Directors of the Corporation;

(e)	“Change of Control” means:

(i)	the acquisition whether directly or indirectly, by a person or company, or any persons or companies acting jointly or in concert (as determined in accordance with the Securities Act (British Columbia) and the rules and regulations thereunder) of voting securities of the Corporation which, together with any other voting securities of the Corporation held by such person or company or persons or companies, constitute, in the aggregate, more than 50% of all outstanding voting securities of the Corporation;

(ii)	an amalgamation, arrangement or other form of business combination of the Corporation with another company which results in the holders of voting securities of that other company holding, in the aggregate, 50% or more of all outstanding voting securities of the Corporation (including a merged or successor company) resulting from the business combination; or

(iii)	the sale, lease or exchange of all or substantially all of the property of the Corporation to another person, other than a subsidiary of the Corporation or other than in the ordinary course of business of the Corporation;

(f)	“Committee” means the Governance, Nominating and Compensation Committee of the Board or any other committee or person designated by the Board to administer the Plan;

(g)	“Corporation” means Correvio Pharma Corp. and its respective successors and assigns, and any reference in the Plan to action by the Corporation means action by or under the authority of the Board or any person or committee that has been designated for the purpose by the Board including, without limitation, the Committee;

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(h)	“Designated Subsidiary” means an entity (including a partnership) in which the Corporation holds, directly or indirectly, a majority voting interest and which has been designated by the Corporation for purposes of the Plan from time to time;

(i)	“Director” means a director of the Corporation;

(j)	“Eligible Consultant” means an individual, other than an Employee, that (i) is engaged to provide on a bona fide basis consulting, technical, management or other services to the Corporation or any Designated Subsidiary under a written contract between the Corporation or the Designated Subsidiary and the individual or a company of which the individual consultant is an employee, (ii) in the reasonable opinion of the Corporation, spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or a Designated Subsidiary, and (iii) does not provide services in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the registrant's securities;

(k)	“Employee” means an employee of the Corporation or any of its Designated Subsidiaries or any combination or partnership of such corporations;

(l)	“Employer” means the Corporation, the Designated Subsidiary or the combination or partnership of such corporations that employs the Participant or that employed the Participant immediately prior to the Participant’s Termination Date;

(m)	“Expiry Date” means, with respect to Share Units granted to a Participant, the date determined by the Corporation for such purpose for such grant, which date shall be no later than the date which is two years after the Participant’s Termination Date and shall, in all cases, be in compliance with the requirements pertaining to the exception to the application of the salary deferral arrangement rules in paragraph (k) of the definition of a “salary deferral arrangement” in section 248(1) of the Income Tax Act (Canada), as such section may be amended or re-enacted from time to time;

(n)	“Fiscal Year” means a fiscal year of the Corporation;

(o)	“Grant Agreement” means an agreement between the Corporation and a Participant under which Share Units are granted, together with such amendments, deletions or changes thereto as are permitted under the Plan;

(p)	“Grant Date” of a Share Unit means the date a Share Unit is granted to a Participant under the Plan;

(q)	“Insider” has the meaning provided for purposes of the TSX relating to Security Based Compensation Arrangements;

(r)	“Joint Actor” means a person acting “jointly or in concert with” another person within the meaning of Section 96 of the Securities Act (British Columbia) or as such section may be amended or re-enacted from time to time;

(s)	“Market Value” with respect to a Share as at any date means the arithmetic average of the closing price of the Shares traded on the TSX for the five (5) trading days on which a board lot was traded immediately preceding such date (or, if the Shares are not then listed and posted for trading on the TSX, on such stock exchange on which the Shares are then listed and posted for trading as may be selected for such purpose by the Corporation). In the event that the Shares are not listed and posted for trading on any stock exchange, the Market Value shall be the Market Value of the Shares as determined by the Board in its discretion, acting reasonably and in good faith;

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(t)	“Participant” means a bona fide full-time or part-time Employee, an Eligible Consultant or a Director who, in any such case, has been designated by the Corporation for participation in the Plan;

(u)	“Payout Date” means a date selected by the Corporation, in accordance with and as contemplated by Sections 3.2, 6.1 and 7.1;

(v)	“Plan” means this Restricted Share Unit Plan;

(w)	“Reorganization” means any (i) capital reorganization, (ii) merger, (iii) amalgamation, or (iv) arrangement or other scheme of reorganization;

(x)	“Section 409A” means Section 409A of the U.S. Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder as in effect from time to time;

(y)	“Securities Act” means the U.S. Securities Act of 1933, as amended;

(z)	“Security Based Compensation Arrangement” has the meaning defined in the provisions of the TSX Company Manual relating to security based compensation arrangements;

(aa)	“Shareholders” means the holders of Shares;

(bb)	“Shares” mean common shares of the Corporation and includes any securities of the Corporation into which such common shares may be converted, reclassified, redesignated, subdivided, consolidated, exchanged or otherwise changed, pursuant to a Reorganization or otherwise;

(cc)	“Share Unit” means a unit credited by means of an entry on the books of the Corporation to a Participant pursuant to the Plan, representing the right to receive, subject to and in accordance with the Plan, for each Vested Share Unit one Share or cash equal to the Market Value of one Share, at the time, in the manner, and subject to the terms, set forth in the Plan and the applicable Grant Agreement;

(dd)	“Stock Exchange Rules” means the applicable rules of any stock exchange upon which Shares are listed;

(ee)	“Termination Date” means the date on which a Participant ceases, for any reason including resignation, termination, death or disability, to be an active Employee, an Eligible Consultant, or a Director, as the case may be, and, in the case of a Participant who is an Employee, where the employment is terminated by the Employer, whether wrongful or for cause or otherwise, such date shall be the date notice of termination is provided and, in the case of a Participant who is an Eligible Consultant, the date the written contract between the Eligible Consultant and the Corporation or any Designated Subsidiary is terminated or expires and the Eligible Consultant no longer provides services thereunder;

(ff)	“TSX” means the Toronto Stock Exchange; and

(gg)	“Vested Share Units” shall mean Share Units in respect of which all vesting terms and conditions set forth in the Plan and the applicable Grant Agreement have been either satisfied or waived in accordance with the Plan.

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2.2	In this Plan, unless the context requires otherwise, words importing the singular number may be construed to extend to and include the plural number, and words importing the plural number may be construed to extend to and include the singular number.

3.	GRANT OF SHARE UNITS AND TERMS

3.1	The Corporation may grant Share Units to such Participant or Participants in such number and at such times as the Corporation may, in its sole discretion, determine, as a bonus or similar payment in respect of services rendered by the Participant for a Fiscal Year or otherwise as compensation, including as an incentive for future performance by the Participant.

3.2	In granting any Share Units pursuant to Section 3.1, the Corporation shall designate:

(a)	the number of Share Units which are being granted to the Participant;

(b)	any time based conditions as to vesting of the Share Units to become Vested Share Units;

(c)	the Payout Date, which shall in no event be later than the Expiry Date and, unless otherwise determined on the Grant Date, shall be the third anniversary of the Grant Date; and

(d)	the Expiry Date;

which shall be set out in the Grant Agreement.

3.3	The conditions may relate to all or any portion of the Share Units in a grant and may be graduated such that different percentages of the Share Units in a grant will become Vested Share Units depending on the extent of satisfaction of one or more such conditions. The Corporation may, in its discretion and having regard to the best interests of the Corporation, subsequent to the Grant Date of a Share Unit, waive any resulting conditions, provided that the waiver of such conditions will not accelerate the time of payment with respect to such Share Units, and the payout will occur on the Payout Date as set forth in the Grant Agreement or pursuant to Sections 7.1 or 8.3 of the Plan, if applicable.

4.	GRANT AGREEMENT

4.1	Each grant of a Share Unit will be set forth in a Grant Agreement containing terms and conditions required under the Plan and such other terms and conditions not inconsistent herewith as the Corporation may, in its sole discretion, deem appropriate.

5.	SHARE UNIT GRANTS AND ACCOUNTS

5.1	An Account shall be maintained by the Corporation for each Participant. On the Grant Date, the Account will be credited with the Share Units granted to a Participant on that date.

6.	PAYOUTS

6.1	On each Payout Date, the Participant shall be entitled to receive, and the Corporation shall issue or provide, a payout with respect to those Vested Share Units in the Participant’s Account to which the Payout Date relates, in one of the following forms:

(a)	subject to shareholder approval of this Plan and the limitations set forth in Section 11.2 below, Shares issued from treasury equal in number to the Vested Share Units in the Participant’s Account to which the Payout Date relates, subject to any applicable deductions and withholdings;

(b)	subject to and in accordance with any Applicable Law, Shares purchased by an independent administrator of the Plan in the open market for the purposes of providing Shares to Participants under the Plan equal in number to the Vested Share Units in the Participant’s Account to which the Payout Date relates, subject to any applicable deductions and withholdings;

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(c)	the payment of a cash amount to a Participant on the Payout Date equal to the number of Vested Share Units in respect of which the Corporation makes such a determination, multiplied by the Market Value on the Payout Date, subject to any applicable deductions and withholdings; or

(d)	any combination of the foregoing,

as determined by the Corporation, in its sole discretion.

6.2	No fractional Shares shall be issued and any fractional entitlements will be rounded down to the nearest whole number.

6.3	Shares issued by the Corporation from treasury under Section 6.1(a) of this Plan shall be considered fully paid in consideration of past service that is no less in value than the fair equivalent of the money the Corporation would have received if the Shares had been issued for money.

6.4	The Corporation or a Designated Subsidiary may withhold from any amount payable to a Participant, either under this Plan, or otherwise, such amount as may be necessary so as to ensure that the Corporation or the Designated Subsidiary will be able to comply with the applicable provisions of any federal, provincial, state or local law relating to the withholding of tax or other required deductions, including on the amount, if any, includable in the income of a Participant. Each of the Corporation or a Designated Subsidiary shall also have the right in its discretion to satisfy any such withholding tax liability by retaining, acquiring or selling on behalf of a Participant any Shares which would otherwise be issued or provided to a Participant hereunder.

7.	RESERVED

8.	TERMINATION OF EMPLOYMENT AND FORFEITURES

8.1	Unless otherwise determined by the Corporation pursuant to Section 8.2, on a Participant’s Termination Date, any Share Units in a Participant’s Account which are not Vested Share Units shall terminate and be forfeited.

8.2	Notwithstanding Section 8.1, where a Participant ceases to be an Employee as a result of the termination of his or her employment without cause, then in respect of each grant of Share Units made to such Participant, at the Corporation’s discretion, all or a portion of such Participant’s Share Units may be permitted to continue to vest, in accordance with their terms, during any statutory or common law severance period or any period of reasonable notice required by law or as otherwise may be determined by the Corporation in its sole discretion.

8.3	Except as otherwise provided in Section 16, in the event a Participant’s Termination Date is prior to the Payout Date with respect to any Vested Share Units in such Participant’s Account, the Payout Date with respect to such Vested Share Units shall, notwithstanding any provision in the Grant Agreement, be accelerated to the Participant’s Termination Date and the Corporation shall, as soon as practicable following such Termination Date, issue or provide Shares or make payment to such Participant, or Beneficiary thereof, as applicable, with respect to such Vested Share Units in accordance with Section 6.

9.	FORFEITED UNITS

9.1	Notwithstanding any other provision of the Plan or a Grant Agreement, Share Units granted hereunder shall terminate on, if not redeemed or previously terminated and forfeited in accordance with the Plan, and be of no further force and effect after, the Expiry Date.

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10.	ALTERATION OF NUMBER OF SHARES SUBJECT TO THE PLAN

10.1	In the event that the Shares shall be subdivided or consolidated into a different number of Shares or a distribution shall be declared upon the Shares payable in Shares, the number of Share Units then recorded in the Participant’s Account shall be adjusted by replacing such number by a number equal to the number of Shares which would be held by the Participant immediately after the distribution, subdivision or consolidation, should the Participant have held a number of Shares equal to the number of Share Units recorded in the Participant’s Account on the record date fixed for such distribution, subdivision or consolidation.

10.2	In the event there shall be any change, other than as specified in Section 10.1, in the number or kind of outstanding Shares or of any shares or other securities into which such Shares shall have been changed or for which they shall have been exchanged, pursuant to a Reorganization or otherwise, then there shall be substituted for each Share referred to in the Plan or for each share into which such Share shall have been so changed or exchanged, the kind of securities into which each outstanding Share shall be so changed or exchanged and an equitable adjustment shall be made, if required, in the number of Share Units then recorded in the Participant’s Account, such adjustment, if any, to be reasonably determined by the Committee and to be effective and binding for all purposes.

10.3	In the case of any such substitution, change or adjustment as provided for in this Section 10, the variation shall generally require that the aggregate Market Value of the Share Units then recorded in the Participant’s Account prior to such substitution, change or adjustment will be proportionately and appropriately varied so that it be equal to such aggregate Market Value after the variation.

11.	RESTRICTIONS ON ISSUANCES

11.1	Share Units may be granted by the Corporation in accordance with this Plan provided the aggregate number of Shares that may be issued upon payout of Share Units outstanding pursuant to the Plan from time to time shall not exceed 2.5% of the number of issued and outstanding Shares from time to time.

11.2	The maximum number of Shares issuable to Insiders pursuant to Section 6.1(a) of the Plan, together with any Shares issuable pursuant to any other Security Based Compensation Arrangement, at any time, shall not exceed 10% of the total number of outstanding Shares. The maximum number of Shares issued to Insiders pursuant to Section 6.1(a) the Plan, together with any Shares issued pursuant to any other Security Based Compensation Arrangement, within any one year period, shall not exceed 10% of the total number of outstanding Shares.

11.3	At any given time, the number of Share Units granted to non-Employee Directors under the Plan, in combination with all other equity awards granted to non-Employee Directors under any other Security Based Compensation Arrangement, shall be limited to the lesser of: (i) a reserve, as a group, of equity awards entitling them to acquire up to 1% of the issued and outstanding Shares and (ii) an annual equity award value (based on grant date fair value as determined by the Board) of $150,000 per non-Employee Director, provided that the total value (determined using a Black-Scholes-Merton valuation model or such other valuation model as may be approved by the Board for this purpose which the Board concludes produces a meaningful and reasonable estimate of fair value of an option) of stock options issuable to any one non-Employee Director in any one year period shall not exceed $100,000.

12.	AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN

12.1	The Plan may be amended, suspended or terminated at any time by the Board in whole or in part. No amendment of the Plan shall, without the consent of the Participants affected by the amendment, or unless required by Applicable Law, adversely affect the rights accrued to such Participants with respect to Share Units granted prior to the date of the amendment.

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12.2	The Corporation may, without notice, at any time and from time to time, and without shareholder approval, amend the Plan or any provisions thereof in such manner as the Corporation, in its sole discretion, determines appropriate, including, without limitation:

(a)	for the purposes of making formal minor or technical modifications to any of the provisions of the Plan;

(b)	to correct any ambiguity, defective provision, error or omission in the provisions of the Plan;

(c)	to change the vesting provisions of Share Units;

(d)	to change the termination provisions of Share Units or the Plan which does not entail an extension beyond the original Expiry Date of the Share Units;

(e)	to make the amendments contemplated by Section 16.1(g); or

(f)	to make any amendments necessary or advisable because of any change in Applicable Law;

provided, however, that:

(g)	no such amendment of the Plan may be made without the consent of each affected Participant in the Plan if such amendment would adversely affect the rights of such affected Participant(s) under the Plan; and

(h)	shareholder approval shall be obtained in accordance with the requirements of the TSX for any amendment that results in:

(i)	an increase in the maximum number of Shares issuable pursuant to the Plan (other than pursuant to Section 10);

(ii)	an extension of the Expiry Date for Share Units granted to Insiders under the Plan;

(iii)	other types of compensation through a Share issuance;

(iv)	an expansion of the rights of a Participant to assign Share Units other than as set forth in Section 15.2; or

(v)	the addition of additional categories of Participants.

12.3	If the Corporation terminates the Plan, Share Units previously credited shall, at the discretion of the Corporation, either (a) be settled immediately in accordance with the terms of the Plan in effect at such time, or (b) remain outstanding and in effect and settled in due course in accordance with the applicable terms and conditions, in either case without shareholder approval.

13.	ADMINISTRATION

13.1	Unless otherwise determined by the Board, the Plan shall be administered by the Committee subject to Applicable Laws. The Committee shall have full and complete authority to interpret the Plan, to prescribe such rules and regulations and to make such other determinations as it deems necessary or desirable for the administration of the Plan. All actions taken and decisions made by the Committee shall be final, conclusive and binding on all parties concerned, including, but not limited to, the Participants and their beneficiaries and legal representatives, each Designated Subsidiary and the Corporation. All expenses of administration of the Plan shall be borne by the Corporation.

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13.2	The Corporation shall keep or cause to be kept such records and accounts as may be necessary or appropriate in connection with the administration of the Plan and the discharge of its duties. At such times as the Corporation shall determine, the Corporation shall furnish the Participant with a statement setting forth the details of his or her Share Units including the Grant Date and the Vested Share Units and unvested Share Units held by each Participant. Such statement shall be deemed to have been accepted by the Participant as correct unless written notice to the contrary is given to the Corporation within 30 days after such statement is given to the Participant.

13.3	The Corporation may, at its discretion, appoint one or more persons or companies to provide services in connection with the Plan including without limitation, administrative and record-keeping services.

14.	BENEFICIARIES AND CLAIMS FOR BENEFITS

14.1	Subject to the requirements of Applicable Law, a Participant may designate in writing a Beneficiary to receive any benefits that are payable under the Plan upon the death of such Participant. The Participant may, subject to Applicable Law, change such designation from time to time. Such designation or change shall be in such form and executed and filed in such manner as the Corporation may from time to time determine.

15.	GENERAL

15.1	The transfer of an Employee from the Corporation to a Designated Subsidiary, from a Designated Subsidiary to the Corporation or from a Designated Subsidiary to another Designated Subsidiary, shall not be considered a termination of employment for the purposes of the Plan, nor shall it be considered a termination of employment if a Participant is placed on such other leave of absence which is considered by the Corporation as continuing intact the employment relationship.

15.2	The Plan shall enure to the benefit of and be binding upon the Corporation, its successors and assigns. The interest of any Participant under the Plan or in any Share Unit shall not be transferable or assignable other than by operation of law, or upon death pursuant to will or the laws of descent and distribution.

15.3	The Corporation’s grant of any Share Units or issuance of any Shares hereunder is subject to compliance with Applicable Law applicable thereto. As a condition of participating in the Plan, each Participant agrees to comply with all Applicable Law and agrees to furnish to the Corporation or a Designated Subsidiary all information and undertakings as may be required to permit compliance with Applicable Law.

15.4	A Participant shall not have the right or be entitled to exercise any voting rights, receive any distribution or have or be entitled to any other rights as a Shareholder in respect of any Share Units.

15.5	Neither designation of an Employee as a Participant nor the grant of any Share Units to any Participant entitles any Participant to the grant, or any additional grant, as the case may be, of any Share Units under the Plan. Neither the Plan nor any action taken thereunder shall interfere with the right of the Corporation or a Designated Subsidiary to terminate a Participant’s employment, or service under contract, at any time. Neither any period of notice, if any, nor any payment in lieu thereof, upon termination of employment, wrongful or otherwise, shall be considered as extending the period of employment for the purposes of the Plan.

15.6	Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect any Employee’s employment or any consultant’s contractual relationship with the Corporation or a Designated Subsidiary.

15.7	The Plan shall be an unfunded obligation of the Corporation. Neither the establishment of the Plan nor the grant of any Share Units or the setting aside of assets by the Corporation (if, in its sole discretion, it chooses to do so) shall be deemed to create a trust. The right of the Participant or Beneficiary to receive payment pursuant to the Plan shall be no greater than the right of other unsecured creditors of the Corporation.

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15.8	This Plan is established under the laws of the Province of British Columbia and the rights of all parties and the construction of each and every provision of the Plan and any Share Units granted hereunder shall be construed according to the laws of the Province of British Columbia.

16.	SECTION 409A

16.1	It is intended that the provisions of this Plan comply with Section 409A, and all provisions of this Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A. Notwithstanding anything in the Plan to the contrary, the Corporation may provide in the applicable Grant Agreement with respect to Share Units granted to Participants whose benefits under the Plan are or may become subject to Section 409A, such terms and conditions as may be required for compliance with Section 409A. In addition, the following will apply to the extent that a Participant’s Share Units are subject to Section 409A:

(a)	Except as permitted under Section 409A, any Share Units, or payment with respect to Share Units, may not be reduced by, or offset against, any amount owing by the Participant to the Corporation or any Designated Subsidiary;

(b)	If a Participant otherwise would become entitled to receive payment in respect of any Share Units as a result of his or her ceasing to be an Employee, an Eligible Consultant or Director upon a Termination Date, any payment made on account of such person ceasing to be an Employee or Eligible Consultant shall be made at that time only if the Participant has experienced a “separation from service” (within the meaning of Section 409A);

(c)	If a Participant is a “specified employee” (within the meaning of Section 409A) at the time he or she otherwise would be entitled to payment as a result of his or her separation from service, any payment that otherwise would be payable during the six-month period following such separation from service will be delayed and shall be paid on the first day of the seventh month following the date of such separation from service or, if earlier, the Participant’s date of death;

(d)	A Participant’s status as a specified employee shall be determined by the Corporation as required by Section 409A on a basis consistent with the regulations under Section 409A and such basis for determination will be consistently applied to all plans, programs, contracts, agreements, etc. maintained by the Corporation that are subject to Section 409A;

(e)	Each Participant, any beneficiary or the Participant’s estate, as the case may be, is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such Participant in connection with this Plan (including any taxes and penalties under Section 409A), and neither the Corporation nor any Designated Subsidiary or affiliate shall have any obligation to indemnify or otherwise hold such Participant or beneficiary or the Participant’s estate harmless from any or all of such taxes or penalties;

(f)	If and to the extent that Share Units would otherwise become payable upon a Change of Control as defined in the Plan, such payment will occur at that time only if such change of control also constitutes a “change in ownership”, a “change in effective control” or a “change in the ownership of a substantial portion of the assets of the Corporation” as defined under Section 409A and applicable regulations (a “409A Change in Control”). If a Change of Control as defined in the Plan is not also a 409A Change in Control, unless otherwise permitted under Section 409A the time for the payment of Share Units will not be accelerated and will be payable pursuant to the terms of the Plan and applicable Grant Agreement as if such Change of Control had not occurred.

(g)	In the event that the Committee determines that any amounts payable under the Plan will be taxable to a Participant under Section 409A prior to payment to such Participant of such amount, the Corporation may (i) adopt such amendments to the Plan and Share Units and appropriate policies and procedures, including amendments and policies with retroactive effect, that the Committee determines necessary or appropriate to preserve the intended tax treatment of the benefits provided by the Plan and Grant Agreement and/or (ii) take such other actions as the Corporation determines necessary or appropriate to avoid or limit the imposition of an additional tax under Section 409A; and

(h)	In the event the Corporation terminates the Plan in accordance with Section 12.3, the time and manner of payment of amounts that are subject to 409A will be made in accordance with the rules under Section 409A. The Plan will not be terminated except as permitted under Section 409A. No change to the termination provisions of Share Units or the Plan pursuant to Section 12.2(d) will be made except as permitted under Section 409A.

EFFECTIVE DATE: [●].

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